This Form CB contains 267 pages, including all exhibits.

03000168

RECD S.E.C.

MAY 21 2003

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
(AMENDMENT NO. 1 TO FORM CB DATED MAY 15, 2003)
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

PROCESSED
MAY 23 2003
THOMSON FINANCIAL

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable

(b) English translation of the Information Document (as previously furnished to the Securities and Exchange Commission as exhibit 2.5 to Form CB dated May 15, 2003) amended to reflect corrections at pages 6, 24, 43 and 73.

Balance sheet of Telecom Italia S.p.A. at December 31, 2002 (as previously furnished to the Securities and Exchange Commission as Annex V to exhibit 2.5 to Form CB dated May 15, 2003) amended to insert an inadvertently omitted table at page 214.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on March 13, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	English press release relating to the business combination dated March 12, 2003.
1.1**	English press release relating to the approval by the Olivetti and Telecom Italia Board of Directors of the merger plan dated April 15, 2003.
1.2***	Plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., dated April 15, 2003.
1.3***	Report to the Board of Directors of Olivetti S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.4***	Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.5***	Preliminary version of Olivetti S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.6***	Preliminary version of Telecom Italia S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.7***	Auditors' report by Reconta Ernst & Young S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.8***	Auditors' report by Deloitte & Touche Italia S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.9***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.0***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.1***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.2***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.3***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.4***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.5****	English translation of the Information Document (and related annexes) deposited on May 14, 2003 with the Italian Stock Exchange and the Italian Securities and Exchange Commission pursuant to Article 70, paragraph 4 of CONSOB Regulation No. 11791 of May 14, 1999, as amended.

Annexes to Exhibit 2.5

I. Report of the directors of Olivetti S.p.A. pursuant to Article 2501-*quater* of the Italian Civil Code.****

II. Report of the directors of Telecom Italia S.p.A. pursuant to Article 2501-quater of the Italian Civil Code. ****

III. Merger plan referred to in Article 2501-*bis* of the Italian Civil Code with attached a copy of the bylaws of the Company Resulting from the Merger. ****

IV. Balance Sheet of Olivetti S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

V. Balance sheet of Telecom Italia S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

VI. Report of the auditing firm Deloitte & Touche Italia S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VII. Report of the auditing firm Reconta Ernst & Young S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VIII. JP Morgan Chase Bank Fairness Opinion, used by the directors of Olivetti S.p.A. for the purpose of establishing the exchange ratio. ****

IX. Summary description of the analyses carried out by JP Morgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion. ****

X. JP Morgan Chase Bank Confirmation Letter. ****

XI. Lazard Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of determining the exchange ratio. ****

XII. Summary description of the analyses carried out by Lazard, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XIII. Lazard Confirmation Letter. ****

XIV. Goldman Sachs Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of establishing the exchange ratio. ****

XV. Summary description of the analyses carried out by Goldman Sachs, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XVI. Conclusions reached by Professor Angelo Provasoli with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio. ****

XVII. Extracts from the shareholders' agreements published pursuant to article 122 of the Consolidated Law. ****

XVIII. Report of the auditing firm Reconta Ernst & Young S.p.A. on its examination of the pro forma balance sheet and income statement amounts for Olivetti S.p.A. ****

XIX. Quarterly report of Olivetti S.p.A. as of March 31, 2003. ****

XX. Quarterly report of Telecom Italia S.p.A. as of March 31, 2003. ****

---

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 13, 2003

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 16, 2003

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 24, 2003

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 15, 2003

2.6 English translation of the Information Document (as previously furnished to the Securities and Exchange Commission as exhibit 2.5 to Form CB dated May 15, 2003) amended to reflect corrections at pages 6, 24, 43 and 73.

2.7 Balance sheet of Telecom Italia S.p.A. at December 31, 2002 (as previously furnished to the Securities and Exchange Commission as Annex V to exhibit 2.5 to Form CB dated May 15, 2003) amended to insert an inadvertently omitted table at page 214.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olivetti S.p.A.

By: ______________________________

Name: Loris Bisone

Title: General Counsel

Date: May 21 2003

EXHIBIT 2.6

olivetti

TELECOM ITALIA

Information Document
pursuant to Article 70(4) of
Consob Regulation 11971/1999, as amended,
concerning

THE MERGER BY INCORPORATION

OF

TELECOM ITALIA S.p.A.

INTO

OLIVETTI S.p.A.

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation, by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.
The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.
The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.
The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934 (the "Securities Exchange Act").
The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or by any means or instrumentality (including, without limitation, by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States.
Olivetti will be considered a successor registrant with respect to the registration of Telecom Italia's ordinary and savings shares under the Securities Exchange Act and will consequently be subject to the requirements applicable to a reporting foreign private issuer under the Securities Exchange Act.
Application will be made to the New York Stock Exchange for the ordinary and savings shares of Olivetti to be listed in the form of American Depositary Recipts (ADRs) from the date the Merger becomes effective.

* * *

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, were prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases

Introduction

This information document ("**Information Document**") has been prepared and published jointly by Olivetti S.p.A. ("**Olivetti**", which, once the merger that is the subject of this Information Document becomes effective, is also referred to as the "**Company Resulting from the Merger**") and Telecom Italia S.p.A. ("**Telecom Italia**") in accordance with Article 70(4) of Consob Regulation 11971/1999 as amended (the "**Consob Regulation**") in connection with the merger of Telecom Italia into Olivetti (the "**Merger**") to provide shareholders and the market with adequate and detailed information on the merger between Olivetti and Telecom Italia.

The Merger, approved by the Boards of Directors of Olivetti and Telecom Italia on 15 April 2003, comprises the merger of Telecom Italia, a subsidiary of Olivetti, into Olivetti pursuant to Article 2501 et seq. of the Civil Code. Since the Merger involves companies with financial instruments listed on an Italian regulated market, it is also subject to Legislative Decree 58/1998 (the "**Consolidated Law**") and the Consob Regulation.

Overview of the Merger

From the legal standpoint, the Merger will lead to the Company Resulting from the Merger being the universal successor to Telecom Italia, so that, from the date on which the merger becomes effective, the Company Resulting from the Merger will assume all the assets and liabilities, rights and obligations of Telecom Italia, thus including, but not limited to, the title to all the related tangible and intangible fixed assets, receivables and payables accrued and accruing, and, more generally, the entirety of Telecom Italia without any exclusions or limitations whatsoever.

For the purposes of the Merger reference has been made, pursuant to Article 2501-*ter* of the Civil Code, to the balance sheets in the draft financial statements of Olivetti and Telecom Italia for the year ended 31 December 2002.

The Boards of Directors of Olivetti and Telecom Italia, assisted by their respective financial advisors – JP Morgan Chase Bank ("**JP Morgan**") for Olivetti; Lazard & Co. S.r.l. ("**Lazard**") and Goldman Sachs SIM S.p.A. ("**Goldman Sachs**") for Telecom Italia – and in view of the outcome of the discussions concerning the determination of the exchange ratio have established, taking into account the analyses of their respective advisors, the exchange ratio at 7 Olivetti ordinary (savings) shares with a par value of Euro 1 each for every Telecom Italia ordinary (savings) share with a par value of Euro 0.55 each. The manner of determining the exchange ratio is described in Section 2.1.

Since the Merger will involve the merger into Olivetti of a subsidiary, it will result in the cancellation of Olivetti's interest in Telecom Italia when the merger becomes effective and the assignment to the holders of Telecom Italia ordinary and savings shares other than Olivetti of ordinary and savings shares issued by the Company Resulting from the Merger and the assignment to the holders of Olivetti shares of ordinary shares newly issued by the Company Resulting from the Merger on the basis of assignment ratios determined at the time of the signing of the merger instrument and corresponding to the exchange ratio. For the most part the assignment will be carried out by redistributing the share capital of the Company Resulting from the Merger and having recourse to the issue of new shares only insofar as this is necessary to keep the share capital of the Company Resulting from the Merger at the level of Olivetti's share capital as attested on 15 April 2003.

For more details, see Section 2.1.2(c).

In order to give effect to the exchange ratio for Telecom Italia savings shares, provision has been made for the Company Resulting from the Merger to issue savings shares to be assigned to the holders of Telecom Italia savings shares. Application will be made to Borsa Italiana S.p.A. ("Borsa Italiana") for these new savings shares to be listed on its electronic share market (**"MTA"**). The effectiveness of the Merger will be subject to such listing.

The Merger will be submitted for approval by the shareholders' meetings of Olivetti and Telecom Italia called respectively on 24, 25 and 26 May 2003 and 24 and 25 May 2003. It is the intention of the companies participating in the Merger to complete it as soon as possible, and specifically to render the Merger effective in the first half of August 2003.

The Company Resulting from the Merger will adopt new bylaws that will be almost the same as those of Telecom Italia, especially as regards the rules of corporate governance – so that minority shareholders will enjoy basically the same protection as that provided by Telecom Italia's bylaws – and the corporate purpose. In particular, the change in Olivetti's corporate purpose will result in Olivetti shareholders who are absent from the meeting or vote against the resolution approving such change having the right to withdraw from the company in accordance with Article 2437 of the Civil Code.

For a description of the bylaw changes in consequence of the Merger, see Section 2.1.2(f).

In order to meet the needs deriving from the settlement of possible withdrawals, Olivetti will draw on lines of credit provided by a group of banks amounting to Euro 9,000,000,000.

At the end of the Merger the ordinary shares of the Company Resulting from the Merger will continue to be listed on MTA. Nor will the Merger affect the listing of the Olivetti ordinary shares on the Frankfurt Stock Exchange; it is not intended to apply for the savings shares issued by the Company Resulting from the Merger to be listed on that exchange. Application will be made to the New York Stock Exchange for the ordinary and savings shares to be listed in the form of American Depositary Receipts (ADRs) from the date the Merger becomes effective, thus maintaining the existing situation with regard to Telecom Italia's ordinary and savings shares. As mentioned earlier, application will also be made for the savings shares to be listed on MTA.

The Tender Offer

As part of the Merger and before its completion, provision has been made for Olivetti to make a voluntary partial tender offer (the "Tender Offer") for Telecom Italia ordinary and savings shares. In addition to having an investment rationale, the Tender Offer is also intended to provide a way for Telecom Italia shareholders who do not wish to keep their holding in the Company Resulting from the Merger to liquidate part of it, in a similar way to the possibility Olivetti shareholders will have to exercise their de *jure* right of withdrawal.

The Tender Offer will be made only at the end of the period allowed for Olivetti shareholders to exercise their right of withdrawal following the approval of the merger plan and the adoption of the new bylaws with the amended corporate purpose and no minimum threshold will be set for acceptances. The entire amount of the Euro 9,000,000,000 credit not used to finance Olivetti shareholders' exercise of their right of withdrawal will be allocated to the Tender Offer. See also Section 2.1.

This Information Document is available to the public at Olivetti's registered office at 77 Via Jervis, Ivrea, at Telecom Italia's registered office at 2 Piazza degli Affari, Milan, and its headquarters at 41 Corso d'Italia, Rome, and at Borsa Italiana's registered office at 6 Piazza degli Affari, Milan. It has also been posted on the websites of Olivetti and Telecom Italia, at respectively www.olivetti.it and www.telecomitalia.it.

Summary of data and indicators per share for Oivetti and Telecom Italia for the 2002 fiscal year (on a consolidated basis)

	Telecom Italia Group	Olivetti Group	
(in millions of euros)	2002 fiscal year *(historical)*	2002 fiscal year *(historical)*	2002 fiscal year *(pro forma)* (*)
Income statement data			
Sales and service revenues	30,400	31,408	31,408
Gross operating profit	13,964	14,023	14,023
Operating income	7,381	6,016	5,853
Net income (loss), before minority interest	297	(306)	(1,892)
Net income (loss)	(322)	(773)	(2,511)
(in millions of euros)			
Balance sheet and financial data			
Invested capital, net	30,941	54,022	61,546
Shareholders' equity [1]:	12,823	20,623	17,970
of which:			
Parent Company interest	9,049	11,639	14,236
Minority interest [1]	3,774	8,984	3,734
Net financial debt	18,118	33,399	43,576
Cash flow [2]	6,174	6,963	5,540
(in euros)			
Per-share indicators (*)			
Net income (loss) on ordinary operations, after minority interest per share [3]:			
Ordinary	0.1709	(0.1458) [4] (0.0802) [5]	(0.0653)
Savings	0.1819		(0.0543)
Net income (loss), after minority interest per share			
Ordinary	(0.0474)	(0.0896) [4] (0.0493) [5]	(0.1614)
Savings	(0.0364)		(0.1504)
Cash flow per share	0.8498	0.8068 [4] 0.4437 [5]	0.3469
Shareholders' equity, after minority interest per share	1.2455	1.3485 [4] 0.7417 [5]	0.8914
(*) Number of shares considered:			
Ordinary	5,257,628,131	8,630,811,002 [4] 15,692,383,640 [5]	9,923,320,999
net of treasury stock (ordinary shares)	*5,280,500*	*214,628,828* [4] 390,234,232 [5]	*112,108,258*
Savings	2,007,475,025		6,047,366,234
net of treasury stock (savings shares)	*45,647,000*		

1. Net of "Receivables from shareholders for capital contributions", equal to Euro 4 million.
2. Net income (loss) before minority interest plus depreciation and amortization.
3. Net income (loss) on ordinary operations, after minority interest, calculated on the basis of the result for ordinary operations net of the related taxes with reference to the number of ordinary and savings shares outstanding at the end of the year. In making the calculation for the Telecom Italia Group and the Olivetti Group (pro forma column), account was taken of the bylaw requiring the dividend per share for savings shares to be higher than that for ordinary shares by 2% of the share's par value (Euro 0.0110).
4. Historical number of shares.
5. Pro forma number of shares taking account of the change in the par value from Euro 1.00 to Euro 0.55.

(*) The assumptions made in preparing the pro forma column are described in Section 5.

Contents

1. Risk factors

The principal factors of risk or significant uncertainty regarding the Merger covered by this Information Document and the activity of the Company Resulting from the Merger are indicated below.

Activity of the Company Resulting from the Merger

From the date on which the Merger becomes effective and as a consequence thereof, the Company Resulting from the Merger will assume the rights and obligations of Telecom Italia, continuing the latter's activity. In particular, the Company Resulting from the Merger will succeed to Telecom Italia in all the concessions, licences and administrative authorizations granted thereto, in the ways established by the law in force, obtaining the assent of the competent authorities where required. The activity of the Company Resulting from the Merger will coincide substantially with that previously performed by Telecom Italia and the Company Resulting from the Merger will adopt the same corporate purpose as Telecom Italia.

The bylaws of the Company Resulting from the Merger will be amended to incorporate Telecom Italia's current bylaws; among other things, these permit the provision of telecommunications services and require that the principal activity not be that of a holding company, which up to now, by contrast, has been the principal activity of Olivetti. In addition to these changes, there will be a substantial change in the risk profile associated with investment in Olivetti since, as a consequence of the Merger, the Company Resulting from the Merger will no longer have the characteristics established by the Ministry of the Treasury in implementing Article 113 of Legislative Decree 385/1993 to define the concept of "engaging as the principal activity, without dealings with the public, in the acquisition of equity interests".

As a consequence of the change of corporate purpose the Olivetti shareholders who vote against the merger resolution and those who are absent from the meeting may exercise the right of withdrawal under Article 2437 of the Civil Code. In this regard, see Section 2.1.2(d).

Development of the strategic guidelines

This Information Document contains some operating objectives for the Company Resulting from the Merger, agreed by the companies participating in the Merger and basically coinciding with those of Telecom Italia approved by its Board of Directors on 13 February 2003.

The above-mentioned objectives confirm the guidelines and objectives of the Telecom Italia Group's business plan for the three years 2002-2004 ("**Business Plan**").

The Business Plan's main guidelines concerning industrial restructuring are: (i) enhancing the position of leadership in the domestic market in the core business of fixed and mobile telephony; (ii) upgrading the portfolio of products and services; (iii) a new focus on international activities; and (iv) improvement of operating efficiency, with a stringent cost control policy.

Operations in 2002 confirmed the ability of the Telecom Italia Group to pursue these goals. In particular, the efficiency objectives envisaged for the period 2002-2004 have already been partly achieved and the plan of disposals carried out so far has had a positive impact on the level of debt.

Action to strengthen the Telecom Italia Group's ability to innovate, launch high value-added services and supply innovative core business services rapidly in all the countries in which it operates is continuing in the current year and will be continued in the coming years.

The achievement of the objectives of the Company Resulting from the Merger could be influenced by the following factors:

• the ability of the Company Resulting from the Merger to manage costs;
• the ability of the Company Resulting from the Merger to attract and retain highly qualified personnel;
• the ability of the Company Resulting from the Merger to dispose of non-core assets;
• the ability of the Company Resulting from the Merger to provide telecommunications services following alliances concluded with partners such as other operators or information technology providers;
• the general economic conditions of the principal markets in which the Company Resulting from the Merger does business;
• the effects of interest rate and exchange rate fluctuations;
• the entry of new competitors in the completely liberalized telecommunications market and their impact on the Company Resulting from the Merger's market share of domestic and international traffic.

Furthermore, the achievement of the objectives may also be subject to factors beyond the control of the Company Resulting from the Merger, including economic and market developments. Nor is there any guarantee that the Company Resulting from the Merger will actually achieve the objectives identified by management in the ways and according to the timetable envisaged.

Debt

The Merger described in this Information Document will cause the debt of the Company Resulting from the Merger to be greater than the present total debt of Olivetti and Telecom Italia, since this will be temporarily increased by the transactions related to the Merger (withdrawals and the Tender Offer). It is the opinion of Olivetti and Telecom Italia that the level of debt in question is consistent and compatible with the range of activities of the Company Resulting from the Merger and with the prospective cash flows deriving from the implementation of the strategic guidelines, and that the Merger permits the Company Resulting from the Merger to benefit from the positive effects of unified debt management, including the lengthening of maturities and optimal correlation with corporate requirements (on this point, see also Section 2.2).

Debt is projected to decrease over a span of between 18 and 24 months from the effectiveness of the Merger, partly by using the proceeds of the sale of other non-strategic assets for this purpose. However, there is no guarantee that factors now unforeseeable, including, but not limited to, the deterioration of the general situation of the economy, will not significantly affect the reduction of debt on the part of the Company Resulting from the Merger.

Sale of non-strategic assets

The continuation, completion, full or partial non-implementation or delayed execution of the programme of disposals of equity interests in companies that operate in sectors considered non-strategic could cause results to diverge from the objectives set. Furthermore, in the case of non-disposal or delayed disposal of such assets, the assets and liabilities, financial position and profits and losses of the companies earmarked for sale could have negative effects on the profitability, assets and liabilities and financial position of the Company Resulting from the Merger.

Investments in Europe and Latin America

In the past few years Telecom Italia has pursued a programme of strategic acquisitions in Latin America and in Europe, with the aim of establishing a more competitive position and balancing the diminution of its domestic market share. Recently, Telecom Italia has re-examined this strategy and sought to cut back its investments in non-strategic areas. Various factors, including, but not limited to, current market conditions and the general situation of the economy, could give rise to difficulties in the implementation of this plan by the Company Resulting from the Merger.

Changes in the legislative, regulatory and tariff framework – Effects of the liberalization of the telecommunications sector

The activities currently performed by Telecom Italia, which at the end of the Merger will be undertaken by the Company Resulting from the Merger, and by TIM, a subsidiary of Telecom Italia, are performed in the context of the legislative and regulatory framework in force in the European Union and Italy. The regulation of the telecommunications sector is subject to continuous evolution, on the basis of technological innovation and market developments. Consequently, changes in legislation, government policy or the interpretation of the current rules regarding operators and the telecommunications market could have a significant influence on the operations of the Company Resulting from the Merger and TIM.

The Italian telecommunications sector has now been fully liberalized for more than five years (since 1 January 1998). Consequently, Telecom Italia has been faced with open competition in some sectors (for example, supply of some telecommunications services) since 1990 and has accordingly changed its own market approach to take account of the activities of competitors that have gradually extended their services to sectors in which Telecom Italia once had exclusive rights (before 1 January 1998 Telecom Italia had the exclusive right to provide public fixed telephony services and operate telecommunications networks supplying such services.) The entry of new operators following the liberalization of the sector has affected revenues from the supply of fixed telephony services and could affect future revenues therefrom for the Company Resulting from the Merger.

It should be noted that the current legislative framework, consisting of Presidential Decree 318/1997, Law 249/1997 and the related implementing measures, may shortly undergo a wholesale revision in connection with the transposition into Italian law of the Community directives referred to in the so-called "99 Review" aimed at creating a new regulatory framework for the electronic networks and communications sector based on the transposition into Italian law of a number of EU directives adopted in 2002 (the Framework Directive, the Access Directive, the Authorizations Directive, the Universal Service Directive and the Directive on Privacy and Electronic Communications) and set to come into force on 25 July 2003. The new framework is intended to bring harmonized regulation throughout the European Union, reduce entry barriers where they exist and foster competition to the benefit of consumers.

Effects of consolidation and globalization of the telecommunications industry on competitive positioning

The consolidation and globalization of the telecommunications industry in Europe and elsewhere may lead to a further increase in competition in the Italian market. Consolidation is increasing rapidly and competition is expected to rise at all levels in the future. The use of the single European currency could further intensify competition by facilitating international operators' entry into the Italian market and direct competition with the Company Resulting from the Merger and with TIM in fixed and mobile telephony and in the local and long-distance markets.

Technological evolution and development of services in the telecommunications sector

The telecommunications industry is subject to rapid, significant changes in both technology and services. The Company Resulting from the Merger and its subsidiaries will have to contend with heightened competition arising from the technologies and services that may be introduced in the future. The telephone networks of the Company Resulting from the Merger and TIM will require an adequate capacity to adapt to meet both customer demand and continual technological change. They will also have to permit the provision of innovative services and/or traditional services using new technologies.
In order to face a possible reduction in revenues as a result of greater competition and the steady reduction in tariffs, the plan is for the group headed by the Company Resulting from the Merger to introduce new value-added services in both fixed and mobile telecommunications, so as to augment its own networks' traffic and develop new business opportunities. The success of these initiatives may depend on factors beyond the control of the Company Resulting from the Merger, and the revenues of the Company Resulting from the Merger could be affected by the failure of alternative services to develop in the fixed and mobile telecommunications mobile sector.

Golden Share

As regards the clauses of Telecom Italia's bylaws concerning the special powers attributed to the Minister for the Economy and Finance (the so-called Golden Share), the Minister for the Economy and Finance has informed Telecom Italia that he considered the conditions did not exist for exercising his veto right in the event of the adoption by Telecom Italia's shareholders' meeting of the resolution approving the Merger.
As for the amendments to the bylaws connected with the Merger, the Minister for the Economy and Finance has informed Telecom Italia that he considered it necessary to maintain in the bylaws of the Company Resulting from the Merger the power of assenting to the acquisition of major shareholdings in the company's capital and the power of veto as set out in the current bylaws of Telecom Italia, but that he considered it was not necessary to maintain in such bylaws the power attributed to the Minister for the Economy and Finance in the current Telecom Italia bylaws of assenting to significant shareholders' agreements and that of appointing a member of the Board of Directors and a member of the Board of Auditors.
The Minister for the Economy and Finance has indicated that the findings referred to above were issued in agreement with the Minister for Productive Activities.
Pending the formalization of the measure best suited to the findings and any opinion the competent Community authorities might express on the matter, the Minister for the Economy and Finance requested that the bylaws to be submitted to the shareholders' meetings of the companies participating in the Merger conform with the indications provided.
Accordingly, the extraordinary shareholders' meetings of Olivetti and Telecom Italia called to approve the Merger are invited to approve a clause in the bylaws of the Company Resulting from the Merger providing for the special powers referred to in Telecom Italia's current bylaws in accordance with the findings of the Minister for the Economy and Finance. The bylaws that will be adopted by the Company Resulting from the Merger provide, in Article 22, for the special powers as specified above (see Annex III).

Investor initiatives

According to media reports, Liverpool Limited Partnership ("Liverpool") has announced that on 13 May 2003 it had filed an application with the Court of Milan for a restraining order suspending the voting rights of Olimpia in Olivetti and those of Olivetti in Telecom Italia before the extraordinary shareholders' meetings convened by the two companies. The grounds for the petition are the alleged overstepping of the threshold triggering the mandatory tender offer requirement and hence, according to Liverpool, the suspension of the voting rights in question in the absence of compliance with the related requirements.

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2. Information regarding the Merger

2.1 Summary description of the procedures and time limits for the Merger

General aspects of the Merger

The Merger described in this Information Document, which will be submitted for approval by the shareholders' meetings of Olivetti and Telecom Italia, will consist of the Merger of Telecom Italia into Olivetti under Article 2501 et seq. of the Civil Code. Since the Merger involves companies with financial instruments listed on an Italian regulated market, it is also subject to the Consolidated Law and the Consob Regulation.

The Merger will lead to the Company Resulting from the Merger being the universal successor to Telecom Italia, so that, from the date on which the Merger becomes effective, the Company Resulting from the Merger will assume all the assets and liabilities, rights and obligations of Telecom Italia, thus including, but not limited to, the title to all the related tangible and intangible fixed assets, receivables and payables accrued and accruing, and, more generally, the entirety of Telecom Italia.

The Company Resulting from the Merger will assume the name "Telecom Italia S.p.A." and will succeed to all the legal relationships of Telecom Italia, including the concessions, licences and administrative authorizations granted thereto in accordance with the procedures established by the legislation in force, including the amendment of its corporate purpose.

The change in Olivetti's corporate purpose – made necessary by the need, pursuant to the provisions of the licences and related fee schedules issued by the competent authorities in accordance with Presidential Decree 318/1997, for the Company Resulting from the Merger to have a purpose that expressly includes the regulated activities subject to administrative authorization currently performed by Telecom Italia – will result in Olivetti shareholders who are absent from the meeting or vote against the resolution approving such change having the right to withdraw from the company in accordance with Article 2437 of the Civil Code (see Section 2.1.2(d)). In order to meet the needs deriving from the settlement of possible withdrawals, Olivetti will draw on lines of credit provided by a group of banks amounting to Euro 9,000,000,000.

Since the Merger will involve the Merger into Olivetti of a subsidiary, it will result in the cancellation of Olivetti's interest in Telecom Italia when the Merger becomes effective and the assignment to the holders of Telecom Italia ordinary and savings shares, other than Olivetti, of ordinary and savings shares issued by the Company Resulting from the Merger and the assignment to the holders of Olivetti shares of ordinary shares newly issued by the Company Resulting from the Merger on the basis of assignment ratios corresponding to the exchange ratio. For the most part the assignment will be carried out by redistributing the share capital of Olivetti and having recourse to the issue of additional shares only insofar as this is necessary to keep the share capital of the Company Resulting from the Merger at the level of Olivetti's share capital as attested on 15 April 2003. For more details, see Section 2.1.2(c).

As mentioned earlier, as a consequence of the Merger, Olivetti will cancel all the Telecom Italia shares it holds at the time the Merger takes place. For the purposes of the company's financial statements, the difference between the carrying value of the cancelled Telecom Italia shares and the corresponding portion of the shareholders' equity will be positive and will therefore give rise to a cancellation deficit. This deficit, whose size will also depend on the level of acceptances of the Tender Offer, will be allocated to Telecom Italia's assets (in particular its holding of TIM shares) and any remaining difference will be

entered under "goodwill". In view of the procedure for assigning the shares of the Company Resulting from the Merger, it is reasonable to expect that an exchange surplus will emerge. In Olivetti's consolidated financial statements the consolidation difference that arose with the acquisition of Telecom Italia in 1999 will be increased by the difference between the carrying value of any Telecom Italia shares acquired in the Tender Offer and the corresponding portion of the shareholders' equity.
It is the intention of the companies participating in the merger to complete the Merger as soon as possible, and specifically to render the Merger effective in the first half of August 2003.
At the end of the Merger the ordinary shares of the Company Resulting from the Merger will continue to be listed on MTA. Application will be made for the savings shares also to be listed on MTA before the Merger becomes effective and as a condition of its effectiveness. The Merger will not affect the listing of the Olivetti ordinary shares on the Frankfurt Stock Exchange. Application will also be made to the New York Stock Exchange for the ordinary and savings shares to be listed in the form of American Depositary Receipts (ADRs) from the date the Merger becomes effective.

The development of the Merger

The Merger is part of the strategic plan pursued by the Olivetti-Telecom Italia Group with the aim of focusing on core businesses, improving the corporate structure and reducing debt. Since late in 2001 an important aspect of the plan, intended to create value and protect the interests of all shareholders, has been the simplification of the Group's corporate structure.
On 7 January 2003 a feasibility study was begun with the objective of drawing up a plan for the combination of the two companies. In this connection Olivetti retained JP Morgan and Telecom Italia retained Lazard to act as financial advisors in evaluating and drawing up plans for the combination and, if it was decided to go ahead with the project, in determining the exchange ratio for the eventual merger. Subsequently, Telecom Italia retained Goldman Sachs to act as a financial advisor as well.
On 21 February 2003 members of the managements of the two companies and their respective financial and legal advisors began to discuss an operational plan for the combination, to be submitted to the Boards of Directors of Olivetti and Telecom Italia. Work on this plan and, in particular, on the valuations serving to determine the exchange ratio continued intensively from the above-mentioned date to early March 2003. In the same period, in view of the financial resources that would be needed under the plan that was emerging in order to pay for withdrawals by Olivetti shareholders and to finance a possible tender offer for Telecom Italia ordinary and savings shares, Olivetti began to negotiate a contract for a loan facility of Euro 9,000,000,000, which was signed on 24 April 2003 (for more details, see below).
The final proposal regarding the structure of the Merger and the exchange ratio for the Merger, as developed by the managements of the two companies and their respective advisors, was submitted on 11 March 2003 to the Boards of Directors of Olivetti and Telecom Italia. In their meetings the Boards: (i) agreed that the conditions had been created for the shortening of the control chain (i.e. a stable ratio between the Olivetti and Telecom Italia share prices and the achievement of certain targets announced in the 2002-2004 Business Plan); (ii) examined and approved the broad outline of the Merger; (iii) approved the exchange ratio for the Merger of Telecom Italia into Olivetti; and (iv) resolved to set in motion the activities necessary for the finalization of the plan to be submitted to their respective shareholders' meetings. They also agreed to wait for one month before approving the Merger Plan, to

give holders of Olivetti convertible bonds the possibility to exercise their conversion rights, as provided for in Article 2503-*bis* of the Civil Code.

In reaching its decisions on 11 March 2003, Telecom Italia's Board of Directors examined the financial analyses and the valuations prepared by Goldman Sachs and Lazard for the purposes of the Merger and the fairness opinions submitted by each advisor regarding the proposed exchange ratio (Annexes XI and XIV). On the same date Olivetti's Board of Directors examined the financial analyses and the valuations prepared by JP Morgan for the purposes of the Merger and the fairness opinion submitted by that advisor regarding the proposed exchange ratio (Annex VIII). Olivetti's Board of Directors also took note of the preliminary report issued by Professor Angelo Provasoli, who had been retained by the company for this purpose, on his verification of the consistency and appropriateness for the purposes of the Merger of the valuation methods used by JP Morgan to analyze the exchange ratio for the Merger between Olivetti and Telecom Italia. The report put forward by Professor Provasoli on 11 March 2003 was basically the same as the final report he submitted to Olivetti on 14 April 2003 (Annex XVI).

On 15 April 2003 the Boards of Directors of Olivetti and Telecom Italia approved the plan for the Merger of Telecom Italia into Olivetti (Annex III).

The resolutions voted by the Board of Directors of Telecom Italia on 11 March and 15 April 2003 were adopted unanimously except for the abstention of Professor Francesco Denozza, who did not contest the Merger in itself, but stressed the existence of a degree of uncertainty regarding the advantages for Telecom Italia shareholders, some difficulties in determining the exchange ratio and the asymmetry of information due to the fact the shareholders called to make the final decision on the merits of the Merger will not receive an evaluation by an independent expert of the views put forward in this respect by some minority shareholders, in contrast with the procedure followed for the directors' conclusions.

The reports drawn up by the Boards of Directors of Olivetti and Telecom Italia pursuant to Article 2501-*quater* of the Civil Code are attached to this Information Document (Annexes I and II). For the purposes of the Merger the boards referred, pursuant to Article 2501-*ter* of the Civil Code, to the balance sheets contained in the draft financial statements of Olivetti and Telecom Italia for the year ended 31 December 2002 (Annexes IV and V).

Specifically, the Boards of Directors of Olivetti and Telecom Italia, in view of the outcome of the discussions concerning the determination of the exchange ratio and with account also taken of the analyses of their respective financial advisors (JP Morgan for Olivetti, Goldman Sachs and Lazard for Telecom Italia), established that the "natural" exchange ratio for the assignment of the shares of the Company Resulting from the Merger was equal to 7 Olivetti ordinary (savings) shares with a par value of Euro 1 each for every Telecom Italia ordinary (savings) share with a par value of Euro 0.55 each.

In reaching its decisions in the meeting held on 15 April 2003, Olivetti's Board of Directors took note that JP Morgan had written a letter (Annex X) confirming the conclusions it had submitted on 11 March 2003 regarding the fairness of the exchange ratio. In reaching its decisions in the meeting held on the same date, Telecom Italia's Board of Directors examined the letter from Lazard (Annex XIII) confirming the conclusions of the fairness opinion it had submitted on 11 March 2003 (Annex XI) and the fairness opinion submitted by Goldman Sachs on 15 April 2003 (Annex XIV). For more details on the establishment of the exchange ratio and the fairness opinions and confirmation letters sent to the Boards of Directors of Olivetti and Telecom Italia, see Sections 2.1.2(a) and 2.1.2(b).

On 15 April 2003 the Boards of Directors of Olivetti and Telecom Italia also convened the extraordinary meetings of their respective shareholders: that of Olivetti on 24, 25 and 26 May 2003 on the first, second and third call, and that of Telecom Italia on 24 and 25 May 2003 on the first and second call.
In order to obtain a report on the exchange ratios, Olivetti applied for the appointment of an expert pursuant to Article 2501-*quinquies* of the Civil Code and Article 158 of the Consolidated Law to the President of the Ivrea Tribunal, who appointed the auditing firm Deloitte & Touche Italia S.p.A. For Telecom Italia, the report on the exchange ratios required by law was issued by the auditing firm Reconta Ernst & Young S.p.A., its external auditors. The experts issued their respective reports on 22 April 2003 (Annexes VI e VII).
On 24 April 2003, in order to pay for withdrawals, and with the amount remaining, the Tender Offer, Olivetti entered into a contract, governed by English law, for a loan of Euro 9,000,000,000 with a group of Italian and foreign banks. J.P. Morgan plc, a company indirectly controlled by JP Morgan Chase Bank (-Olivetti's financial advisor for the Merger), acted as Global Coordinator. The loan will be disbursed in three tranches with maturities of, respectively, 12, 18 and 24 months (the maturities of the first two tranches can be extended by 6 months and that of the third tranche by 12 months).

Savings shares

In order to give effect to the exchange ratio for Telecom Italia savings shares, provision has been made for the Company Resulting from the Merger to issue savings shares to be assigned to the holders of Telecom Italia savings shares. Application will be made for these new savings shares to be listed on MTA. The effectiveness of the Merger will be subject to such listing.
The savings shares issued by the Company Resulting from the Merger for the holders of Telecom Italia savings shares will have identical property rights to those of the Telecom Italia savings shares, including the possibility of satisfying the preferential rights provided for in the bylaws by distributing reserves (the addition of which to Telecom Italia's bylaws, with immediate effect, has been proposed to the shareholders' meeting called to approve the merger plan).
The maintenance of the preferential rights to which each savings share is entitled by law will be accompanied by an improvement in the preferential position of the Telecom Italia savings shareholders, since they will be assigned, for each such share held, more than one savings share of the Company Resulting from the Merger on the basis of the assignment ratio by means of which the exchange will be implemented. For more details on the mechanism for assigning the shares of the Company Resulting from the Merger, see Section 2.1.2(c).
Specifically, since each of the newly-issued savings shares of the Company Resulting from the Merger will have a par value equal to the present par value of the Telecom Italia savings shares (Euro 0.55) and will give the same percentage preferential right calculated with reference to its par value, at the time of the exchange each holder of Telecom Italia savings shares will receive, as a consequence of the assignment ratio, a larger amount of the nominal capital of the Company Resulting from the Merger than the amount previously held and will therefore be entitled to a larger preferred dividend in absolute terms.
The Merger will therefore not prejudice the holders of savings shares in any way. Consequently, lacking the preconditions referred to in Article 2376 of the Civil Code and Article 146 of the Consolidated Law, the Board of Directors of Telecom Italia determined that the conditions did not exist for calling the special meeting of such shareholders. At the request of savings shareholders, a special meeting thereof has been convened on 9, 10 and 11 June 2003, among other things to examine the resolutions adopted by

the Telecom Italia extraordinary shareholders' meeting convened, on the first call, on 24 May 2003 and to approve, under Articles 146.1b) and 146.1e) of the Consolidated Law, any resolutions that prejudice the rights of the category.

Olivetti Convertible bonds and warrants

On 11 March 2003 the Board of Directors of Olivetti approved the publication of a notice in the *Gazzetta Ufficiale della Repubblica Italiana* (the Official Gazette of the Italian Republic) regarding the rights of holders of "Olivetti 1.5% 2001-2004 convertible bonds with repayment premium" and "Olivetti 1.5% 2001-2010 convertible bonds with repayment premium" convertible bonds to exercise the right of conversion pursuant to and for the purposes of Article 2503-*bis*, second paragraph, of the Civil Code. The notice appeared on 13 March 2003 and provided for such bondholders to have the right to apply for conversion for a period of one month from the date of publication thereof (i.e. from 13 March 2003 until at least 13 April 2003).
The above-mentioned right does not affect the terms of the issues in question, which will therefore continue to apply in full. Accordingly, from the day following the meeting of the Olivetti Board of Directors that approved the calling of the shareholders' meeting (i.e. from 16 April 2003) until the day such meeting is actually held (i.e. 24, 25 or 26 May 2003 as the case may be) the convertible bonds of the above-mentioned issues may not be presented for conversion owing to the period of suspension of convertibility established in the related terms.
The holders of the above-mentioned Olivetti convertible bonds will again be able, however, to exercise the conversion right in accordance with the terms thereof after the date of the shareholders' meeting, without prejudice to the periods of suspension provided for in the terms.
As a consequence of the Merger the ratio for the conversion of the convertible bonds into Olivetti shares and that for the exercise of the "Warrants for Olivetti ex Tecnost ordinary shares 1999-2004" will be adjusted, in accordance with the related terms, to take account of the new par value of the shares of the Company Resulting from the Merger and in relation to the assignment ratio, as explained in more detail in Section 2.1.2(c). In particular, the adjustment will be made to reflect the new fractional number of shares of the Company Resulting from the Merger into which each bond and each warrant can be converted at the end of the merger in view of the assignment ratio on the basis of which the shares of the Company Resulting from the Merger will be assigned, at the time of the exchange, to the shareholders of Olivetti who do not withdraw.

The Tender Offer

As part of the Merger and before its completion, Olivetti will make a voluntary partial tender offer for Telecom Italia ordinary and savings shares.
Olivetti intends to make available the proposed cash tender for a portion of the Telecom Italia ordinary shares described herein in the United States, pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act, on the same terms and conditions as the Tender Offer in Italy. The proposed cash tender offer for a portion of the Telecom Italia saving shares described herein is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or

by any means or instrumentality (including, without limitation, by mail, telephonically or electronically by way of Internet or otherwise) of intestate or foreign commerce, or any facility of any securities exchange, of the United States.

The Tender Offer will be made for the amount, if any, not used to pay for withdrawals of the Euro 9,000,000,000 made available by the group of banks under the loan agreement referred to above. Consequently, the Tender Offer will be made only at the end of the period allowed for the exercise of the right of withdrawal following the approval of the merger plan and the adoption of the new bylaws with the amended corporate purpose and no minimum threshold will be set for acceptances. The number of Telecom Italia shares tendered for will be established – once the number of Olivetti shares for which the right of withdrawal has been exercised is known – by dividing the amount remaining of the Euro 9,000,000,000 provided for the exercise by Olivetti shareholders of their right of withdrawal by the offer price per Telecom Italia ordinary and savings share (established in the manner described below), so that the offer will be for the same percentage of ordinary shares and savings shares (calculated in relation to the total number of shares of each class).

The offer price will be equal to the weighted average of the official prices recorded on the stock exchange between 12 March 2003 and the date of the Olivetti shareholders' meeting that approves the merger plan, plus a 20% premium. At all events, the offer price will be between: (i) a maximum of Euro 8.40 and a minimum of Euro 7 per share for Telecom Italia ordinary shares and (ii) a maximum of Euro 5.65 and a minimum of Euro 4.70 per share for Telecom Italia savings shares.

Depending on the offer price established in the manner described above, and assuming that the full amount of Euro 9,000,000,000 is available, the Tender Offer will be for the minimum and maximum quantities of Telecom Italia ordinary and savings shares shown below:

(i) assuming that the offer price is equal to the maximum price specified above, the offer will be for about 16.1% of the ordinary shares and about 16.1% of the savings shares;

(ii) assuming that the offer price is equal to the minimum price specified above, the offer will be for about 19.4% of the ordinary shares and about 19.4% of the savings shares;

If, however, the acceptances of the Tender Offer fall short of the maximum quantity for one class of shares but exceed it for the other class, the amount not used to buy shares of the first class will be used to buy shares of the second class, and the maximum quantity of shares of the latter class will increase until all the funds available have been used, so that the largest number of shareholders wishing to accept the offer can be satisfied. In such case the percentages indicated in subparagraphs (i) and (ii) will change.

Following the attestation of Olivetti's share capital on 3 April 2003, applications were received for the conversion of 27,630 "Olivetti 1.5% 2001-2004 convertible bonds with repayment premium" and 5,597,674 "Olivetti 1.5% 2001-2010 convertible bonds with repayment premium". No applications were received for the exercise of "Warrant for Olivetti ex Tecnost ordinary shares 1999-2004". Consequently there are convertible bonds and warrants in circulation giving the right to acquire 3,045,204,454 Olivetti shares with a par value of Euro 1.00 each. In addition, there are 30,330,000 stock options outstanding, which, if exercised, would authorize the issue of an equal number of shares. Considering that under the terms of the above-mentioned financial instruments the related conversion/exercise rights are suspended until the date of the Olivetti shareholders' meeting called to approve the Merger, so that the shares to be issued for the convertible bonds and warrants still in circulation cannot give rise to the exercise of the right of withdrawal, and considering also that the shareholder Olimpia S.p.A. has announced it will not

exercise its right of withdrawal, the amount available for the Tender Offer – assuming that the withdrawal price is approximately Euro 1.00 – will be approximately Euro 3,000,000,000, out of the original total financing of Euro 9,000,000,000 (insofar as the amount of the financing was calculated taking account of all the outstanding instruments bearing conversion or option rights that could give rise to the issue of shares by Olivetti under resolutions already adopted by the company and not yet expired).
The offer document will establish that the transfer of ownership of the shares for which acceptances are received in the Tender Offer will become immediately effective at the close of the offer period or when the acceptances have been prorated. However, the offer document will also establish that such transfer of the shares to Olivetti will be ineffective if the Merger does not become effective by 31 December 2003, without prejudice to the intention of the companies participating in the Merger to complete it as soon as possible and, specifically, in accordance with the time limit referred to in Article 2503 of the Civil Code, in the first half of August 2003.
Until the payment date, which will be fixed for a date immediately following the date on which the Merger becomes effective, the Telecom Italia ordinary and savings shares will be held in an escrow account in the name of Olivetti but on behalf of the shareholders accepting of the Tender Offer. If the merger does not become effective by 31 December 2003, the ownership of the shares for which acceptances have been received in the Tender Offer will revert to the shareholders accepting the offer and the shares in question will be released from the escrow account and made available to them.
The above condition for the ineffectiveness of the Tender Offer is intended to ensure that it depend on basically the same circumstances as the Olivetti shareholders' right of withdrawal, which applies only if the Merger is completed.
The Tender Offer will be evaluated by the Board of Directors of Telecom Italia pursuant to and for the purposes of Article 39 of the Consob Regulation.

2.1.1 Description of the companies involved in the Merger

2.1.1(a) Olivetti

Name

The company's full name is "Ing. C. Olivetti & C. Società per Azioni". The company is free to use its full name or one of the following abbreviated versions: "Ing. C. Olivetti & C., S.p.A." and "Olivetti S.p.A.".

Registered office

Ivrea (Turin), 77 Via Jervis.

Identity data

Olivetti is entered in the Turin Company Register. Its registration, tax and VAT number is 00488410010.

Share capital

Olivetti's subscribed and fully paid up share capital as attested on 15 April 2003 (the date on which the Board of Directors approved the merger plan) was equal to Euro 8,845,537,520, divided into

8,845,537,520 ordinary shares with a par value of Euro 1 each. Olivetti's subscribed and fully paid up share capital as attested on 13 May 2003 was equal to Euro 8,845,677,947, divided into 8,845,677,947 ordinary shares with a par value of Euro 1 each. The company does not have any other class of shares outstanding and there are no unpaid share instalments.

Olivetti's approved share capital (comprising both the subscribed and paid-up share capital and that which can be issued on the basis of resolutions already adopted by Olivetti's Board of Directors for the conversion of convertible bonds and the exercise of warrants and stock options) is equal to Euro 11,926,697,278.

There are no undertakings to increase the share capital or mandates given to the directors authorizing them to approve further increases in capital.

Olivetti's holding of treasury stock amounts to 2,697,500 shares.

For information on the composition of Olivetti's shareholders, see Section 2.1.3.

Corporate purpose

The company's corporate purpose is to engage, directly and/or indirectly, in research, design, production and marketing in the fields of office equipment and products, automation, electronic data processing, telecommunications, information services and in activities related to the development of information technology and other industrial, commercial, financial and service activities. To achieve these objectives, the company may undertake any transaction involving real and personal property and any financial transaction, including the acquisition of equity holdings in undertakings, companies and entities, the financing and technical coordination of the same, and provide guarantees and real security in favour of third parties.

Governing bodies

Olivetti's Board of Directors, appointed by the ordinary shareholder's meeting of 13 October 2001 (apart from Gian Carlo Rocco di Torrepadula and Paola Pierri, co-opted by the Board of Directors on respectively 5 September 2002 and 7 November 2002), is as follows: (1)

Name	Place and date of birth	Position
Antonio Tesone*	Ancona - 20 July 1923	Chairman
Marco Tronchetti Provera	Milan - 18 January 1948	Deputy Chairman and CEO
Gilberto Benetton	Treviso - 19 June 1941	Deputy Chairman
Carlo Buora	Milan - 26 May 1946	Managing Director
Lorenzo Caprio*	Milan - 19 November 1957	Director
Giorgio Cirla*	Lanzo d'Intelvi (Como) - 29 February 1940	Director
Pier Luigi Fabrizi*	Siena - 23 April 1948	Director
Cesare Geronzi*	Marino (Rome) - 15 February 1935	Director
Gianni Mion	Vò (Padua) - 6 September 1943	Director
Giampietro Nattino	Rome - 9 June 1935	Director
Paola Pierri	Turin - 25 March 1960	Director
Alberto Pirelli	Milan - 1 July 1954	Director
Gian Carlo Rocco di Torrepadula	Rome - 17 January 1943	Director
Carlo Alessandro Puri Negri	Genoa - 11 July 1952	Director
Alberto Varisco	Nova Milanese (Milan) - 20 October 1940	Director

* Independent director.

(1) Dario Trevisan, formerly a member of the Board of Directors, resigned from the position of director with effect from the day following the Board meeting that approved the merger plan, i.e. from 16 April 2003.

All the members of Olivetti's Board of Directors are domiciled for the purposes of the position at the company's registered office at 77 via Jervis, Ivrea.

Olivetti's directors, recognizing that the post-Merger corporate reality will be inherently different from that of Olivetti as it is now, considered it appropriate that the direction of the Company Resulting from the Merger should remain entrusted essentially to the directors of Telecom Italia. Accordingly, deeming that their mandate had essentially come to an end, they resigned with effect (except in the case of Dario Trevisan, as indicated above) from the date on which the Merger will become effective and proposed that the meeting of Olivetti's shareholders (in addition to amending the part of Article 13 of the bylaws regarding the duration of the Board of Directors) should appoint a Board of Directors of the Company Resulting from the Merger, with effect from the date the Merger becomes effective and until the approval of the annual accounts for 2003, almost exactly reproducing that of Telecom Italia (bearing in mind that the Minister for the Economy and Finance had declared he did not consider it necessary for the bylaws of the Company Resulting from the Merger to maintain the power currently attributed to the Minister by Telecom Italia's bylaws to appoint a director).

As of 1 January 2003 Olivetti has not had a General Manager; previously the position was held by Corrado Ariaudo. The company does not have an Executive Committee. On 13 October 2001 Olivetti's Board established a remuneration committee and an internal control committee and approved the rules for their functioning.

Olivetti's Board of Auditors, appointed by the shareholders' meeting of 4 July 2000 and due to terminate its mandate with the approval of the annual accounts for 2002, is as follows:

Name	Place and date of birth	Position
Angelo Fornasari	Milan - 14 March 1936	Chairman
Vittorio Bennani	Modena - 7 May 1938	Auditor
Franco Caramanti	Mantua - 17 January 1943	Auditor
Sergio Lodi	Milan - 19 March 1933	Alternate
Massimo Nuti	La Spezia - 22 December 1963	Alternate

All the members of Olivetti's Board of Auditors are domiciled for the purposes of the position at the company's registered office at 77 via Jervis, Ivrea.

The meeting of Olivetti's shareholders called on 24, 25 and 26 May 2003 will be asked to approve, with immediate effect, a new text of Article 20 of the bylaws regarding the appointment of the Board of Auditors. One effect of this amendment will be to increase the number of auditors from 3 to at least 5, so as to allow minority shareholders to elect at least two auditors and an alternate. The Chairman will be elected by majority vote by the auditors on the Board.

Since the mandate of the Board of Auditors is due to expire, the meeting of Olivetti's shareholders will be invited to appoint a new Board of Auditors to raise the number of members thereof in accordance with Article 20 of the bylaws, amended as above (to 5 or 7 auditors and 2 alternates).

Telecom Italia shares held directly or indirectly by members of the Board of Directors, the Board of Auditors and the General Manager of Olivetti

The table below shows the Telecom Italia shares held directly or indirectly by members of the Board of Directors, the Board of Auditors and the General Manager of Olivetti at 31 December 2002.[2]

	No. of shares held at 31.12.2001(*)	Class of share	Type of possession	Direct/ Indirect	No. of shares bought	No. of shares sold	No. of shares held at 31.12.2002(**)
Board of Directors							
Chairman							
TESONE Antonio	0	-	-	-	0	0	0
Deputy Chairman and CEO							
TRONCHETTI PROVERA Marco	0	-	-		0	0	0
Deputy Chairman							
BENETTON Gilberto	0	-	-		0	0	0
Managing Director							
BUORA Carlo	0	-	-		0	0	0
Directors							
CAPRIO Lorenzo	0	-	-		0	0	0
CIRLA Giorgio	0	-	-		0	0	0
FABRIZI Pier Luigi	0	-	-		0	0	0
GERONZI Cesare	0	Ordinary	Full ownership	Direct	3,980	2,180	1,800
	4,950	Savings	Full ownership	Direct	7,250	6,600	5,600
MION Gianni	0	-	-	-	0	0	0
NATTINO Giampietro	0	-	-	-	0	0	0
PIERRI Paola	0	-	-	-	0	0	0
PIRELLI Alberto	550	Ordinary	Full ownership (***)	Direct	0	0	550
PURI NEGRI Carlo Alessandro	0	-	-	-	0	0	0
ROCCO di TORREPADULA Giancarlo	0	-	-	-	0	0	0
TREVISAN Dario	0	-	-	-	0	0	0
VARISCO Alberto		-	-	-	0	0	0
Previous directors (****)							
BONDI Enrico	0	-	-		0	0	0
MODIANO Pietro	0	-	-		0	0	0
Board of Auditors							
Chairman							
FORNASARI Angelo	0	-	-		0	0	0
Auditors							
BENNANI Vittorio	0	-	-		0	0	0
CARAMANTI Franco	20,000	Savings	Full ownership (***)	indirect	0	0	20,000
General Manager							
ARIAUDO Corrado	50,000	Ordinary	Full ownership	Direct	0	0	50,000
	200,000	Savings		Direct	0	0	200,000

(*) Or at the date appointed if in 2002.
(**) Or at date of termination of the appointment.
(***) Transactions carried out by a portfolio management company under an autonomous management mandate.
(****) At 31 December 2002.

(2) Corrado Ariaudo resigned from the position of General Manager of Olivetti with effect from 31 December 2002. Dario Trevisan resigned from the position of director of Olivetti with effect from 16 April 2003.

Activities

Olivetti, in accordance with its current corporate purpose, is entered in the special section of the general register kept by the Italian Foreign Exchange Office (UIC) of persons who engage "principally" in financial activities "without dealings with the public" pursuant to and for the purposes of Articles 106 and 113 of Legislative Decree 385/1993.

Olivetti is a holding company. Its most important equity interest is that in Telecom Italia (about 54.9% of the ordinary share capital and about 39.5% of the total share capital), the parent company of the group of the same name. Olivetti is also present in business sectors such as office products and services and real estate, notably through its subsidiaries Olivetti Tecnost S.p.A. (information technology and communications products and services) and Olivetti Multiservices S.p.A. (real estate and related services).

Olivetti Tecnost S.p.A.

The Olivetti Tecnost Group provides office products and solutions (Divisione Office), specialized applications for the banking industry and the retail trade, and information systems for lotteries and other forms of gaming (Divisione Vertical).

The Group operates in all the main regional markets abroad (where it generates 68% of its total revenues) and, although it is focused primarily on Europe (29%), Asia (12%) and Latin America (15%), is also present in North America (11%) via its subsidiary Royal Consumer Information Product Inc. and other countries (1%).

In 2002 the revenues of the Olivetti Tecnost Group amounted to Euro 914 million (of which Euro 906 million was generated by customers outside the Olivetti Group), a reduction of 16.7% compared with 2001 (12.7% excluding exchange differences). The breakdown was as follows: Euro 588 million of revenues from hardware; Euro 154 million of revenues from accessories; Euro 73 million of revenues from services and Euro 99 million of other revenues.

The contraction in revenues in 2002 was primarily attributable to the office products division and to a lesser extent to the vertical applications division. Revenues in the banking and retail sector remained basically unchanged, confirming the importance of the Group's specialist products in the world market.

In June 2002 a reorganization plan was presented, the primary objective of which is to return the Group to profitability through a series of interventions tailored to the individual business areas.

Olivetti Multiservices S.p.A.

This company, a wholly-owned subsidiary of Olivetti operating in the real-estate sector, saw a far-reaching change in its activity in 2002 following the transfer on 1 September 2002 of 23 properties and 10 building areas as part of the "Tiglio" project, aimed at enhancing the value of the real-estate owned by the Pirelli, Olivetti and Telecom Italia Groups. On 4 April 2003 Olivetti and Pirelli & C. Real Estate agreed the terms of the integration of their facility management businesses, headed by Olivetti Multiservices S.p.A. and Pirelli & C. RE Facility Management.

2.1.1(b) Telecom Italia

Name

Telecom Italia S.p.A.

Registered office

Milan, 2 Piazza degli Affari (Headquarters: Rome, 41 Corso d'Italia).

Identity data

Telecom Italia is entered in the Milan Company Register. Its registration, tax and VAT number is 00471850016.

Share capital

On 15 April 2003 (the date on which the Board of Directors approved the merger plan) Telecom Italia's fully paid-up share capital amounted to Euro 4,023,816,860.80, divided into 7,316,030,656 shares with a par value of Euro 0.55 each, comprising 5,262,908,631 ordinary shares and 2,053,122,025 savings shares. On 13 May 2003 Telecom Italia's fully paid-up share capital amounted to Euro 4,023,833,058.30 divided into 7,316,060,106 shares with a par value of Euro 0.55 each, comprising 5,262,938,081 ordinary shares and 2,053,122,025 savings shares. There are no unpaid share instalments.
Under the plan to buy back the company's shares approved by Telecom Italia's ordinary shareholders' meeting on 7 November 2001, by 7 May 2003, the expiration date of the authorization, 54,309,500 savings shares had been bought at an average price of Euro 5.24 per share, for a total consideration of about Euro 285 million, and 6,195,500 ordinary shares at an average price of Euro 8.00 per share, for a total consideration of about Euro 50 million.
For information on the composition of Telecom Italia's shareholders, see Section 2.1.3.

Corporate purpose

The company's purpose comprises:
- the installation and operation, using any technique, method or system, of fixed and mobile equipment and plant, including space systems which use artificial satellites, radio stations, including shipboard stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing and operating, without territorial restrictions, licensed telecommunications services for public use and telecommunications services in a free-market environment, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance and distribution of telecommunications, remote-computing, online and electronic products, services and systems;
- the performance of activities related to or otherwise serving the pursuit of the corporate purpose, including publishing, advertising, information technology, online and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;

– the acquisition, provided it is not the Company's principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto, including companies involved in manufacturing electronic products and insurance;
– the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.
Activities reserved to persons entered in a professional register, activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993, and those which are otherwise prohibited by applicable legislation are expressly excluded.

Governing bodies

Telecom Italia's Board of Directors, appointed by the ordinary shareholder's meeting of 7 November 2001 (apart from Pietro Modiano and Riccardo Ruggiero, co-opted by the Board of Directors on respectively 25 July 2002 and 5 September 2002 and appointed by the shareholders' meeting of 12 December 2002) until the approval of the annual accounts for 2003, is as follows:

Name	Place and date of birth	Position
Marco Tronchetti Provera	Milan - 18 January 1948	Chairman
Gilberto Benetton	Treviso - 19 June 1941	Deputy Chairman
Carlo Buora	Milan - 26 May 1946	Managing Director
Riccardo Ruggiero	Naples - 26 August 1960	Managing Director
Umberto Colombo*	Livorno - 20 December 1927	Director
Francesco Denozza*	Turin - 5 October 1946	Director
Luigi Fausti*	Ancona - 9 March 1929	Director
Guido Ferrarini*	Genoa - 8 August 1950	Director
Natalino Irti*	Avezzano (AQ) - 5 April 1936	Director
Gianni Mion	Vò (Padua) - 6 September 1943	Director
Pietro Modiano	Milan - 3 November 1951	Director
Massimo Moratti	Boscochiesanuova (VR) - 16 May 1945	Director
Carlo Alessandro Puri Negri	Genoa - 11 July 1952	Director
Pier Francesco Saviotti	Alessandria - 16 June 1942	Director
Roberto Ulissi*	Rome - 20 August 1962	Director

* Independent director.

All the members of Telecom Italia's Board of Directors are domiciled for the purposes of the position at the company's registered office at 2 Piazza degli Affari, Milan.
Telecom Italia's Board of Auditors, appointed by the shareholders' meeting of 3 July 2000 and due to terminate its mandate with the approval of the annual accounts for 2002, is as follows:

Name	Place and date of birth	Position
Paolo Germani	Rome - 21 November 1939	Chairman
Mario Boidi	Turin - 1 March 1930	Auditor
Paolo Golia	Verona - 29 July 1944	Auditor
Fabrizio Quarta	Campi Salentina (LE) - 20 September 1961	Auditor
Gianfranco Zanda	Udine - 4 April 1941	Auditor
Enrico Bignami	Milan - 7 May 1957	Alternate
Leonida Liuni	Forenza (PZ) - 27 November 1929	Alternate

All the auditors are domiciled for the purposes of the position at the company's registered office at 2 Piazza degli Affari, Milan.
Since the mandate of the Board of Auditors is due to expire, the meeting of Telecom Italia's shareholders called on 24 and 25 May 2003 will be invited to appoint a new Board of Auditors in the manner laid down in Article 17 of the company's current bylaws.
At 31 December 2002 no member of Telecom Italia's Board of Directors or Board of Auditors or the General Manager owned, directly or indirectly, any Telecom Italia shares.

Activities

Telecom Italia, together with the group it heads, is one of the largest international operators in the sector of telecommunications services and, more in general, information and communication technology. Its companies, leaders in fixed and mobile communications, the Internet and media, information technology and research offer integrated and innovative services in Italy and abroad. Its principal strength is its leadership in the domestic market in fixed and mobile telecommunications and Internet services. The companies of the Group have created broadband, fixed and mobile networks providing innovative services, complex solutions for ICT, multimedia messaging, solutions for mobile business, products for e-government and online banking.
The Telecom Italia Group is the leading wireline operator in Italy, with some 27.1 million lines installed, and one of the largest in the world. Through Telecom Italia's subsidiary TIM, the Group is also the leading mobile telephony operator in Italy and one of the major players in the world, with more than 39.1 million lines attributable to TIM and its affiliates abroad at the end of 2002.
The contributions of the individual Business Units / Operating Activities to the main economic and operating indicators in 2002 are shown in the following chart.


Sales and Service Revenues
Gross operating margin
Operating Income
Industrial Investment
Employees(*)
Domestic Wireline
51.0%
55.8%
55.5%
52.9%
52.8%
Mobile
32.5%
35.3%
39.6%
36.8%
18.4%
South America
4.2%
3.1%
1.7%
4.6%
5.4%
Internet and Media
6.0%
4.1%
2.7%
1.7%
7.6%
IT Market
2.7%
0.7%
0.7%
0.6%
4.4%
IT Group
3.6%
1.0%
(0.2)%
3.4%
7.2%

(*) The other activities of the Telecom Italia Group employ 4.2% of the employees.
(1) The data refer to the Entel Chile and Entel Bolivia groups, the company Telecom Italia America Latina and the South America business segment of Telecom Italia.

000035

Group strategy

With the entry of new management in July 2001 Telecom Italia's strategy was substantially revised and in September 2001 a new business plan was announced. The aim of the new strategy was to enhance the value of the existing activities and strengthen the financial structure in order to sustain growth. The management undertook to reduce debt and rationalize the investments abroad and set the objectives of bringing net financial debt down to Euro 18.3 billion by the end of 2002 and disposing of approximately Euro 5 billion of assets by September 2003. These objectives were achieved in full, in terms of both amounts and deadlines: by the end of 2002 net financial debt had been reduced to Euro 18.1 billion and asset sales of Euro 5.2 billion had been made.

The key objective indicated by the management for the coming years will continue to be the creation of value by putting to good use the Group's assets and distinctive skills and by strengthening the financial structure in order to sustain growth.

The priorities for operations established by the management are as follows:

(i) to consolidate the leadership in the domestic wireline market by increasing customer loyalty through innovative offers and stimulating the market for value added and broadband services, with special reference to ADSL technology; in the mobile market, to increase traffic volumes and develop value added services in line with user expectations (MMS, community videotelephony), in part through the introduction of UMTS technology; in the Internet & Media sector, to continue the development of broadband services and portals;

(ii) to expand the Group's presence abroad in markets in which it can capitalize on its marketing and technological know-how: in mobile business, in Latin America and especially Brazil; in wireline business, through the development of the pan-European broadband network;

(iii) to continue to manage the Group according to rigorous criteria of efficiency, thanks to the synergies deriving from the organizational model based on so-called "professional families" and service centres, expenditure control systems, and the careful selection of investment projects, aimed primarily at fostering innovation and growth.

The Group will also further develop initiatives in relation to the concept of sustainability, which is now an integral aspect of the plans drawn up by the companies belonging to the Group.

Industrial investments will be directed towards reinforcing the following strategy:

- focus on innovation
- leadership in the domestic market;
- development of value added services.

The industrial investments planned for the three years 2003-05 will be between Euro 14 billion and Euro 16 billion, more or less in line with the forecast for the three years 2002-04. The breakdown by sector of activity is shown in the table below.

Domestic Wireline	45% circa
Mobile	40% circa
Internet and Media	2% circa
Other	13% circa

About two thirds of all industrial investments will be for innovation and expansion.

Sales of assets

The effect of asset sales in 2001 and 2002 on the Telecom Italia Group's net financial debt is summarized in the chart below.



•Tiglio 1 & 2 +328
•Telemaco +192
•IMMSI +69
•Other Assets +21
450
212
750
756
610
- 529
1,998
176
239
559
5,221
450
2001
4,771
2002
Satellite Consortia 2001
Lotto-matica
Bouygues
Mobilkom Austria
Real Estate
9Telecom
Auna
Sogei
Telespazio
Telekom Austria
Total

2.1.2 The Merger

2.1.2 (a) The values attributed to Olivetti and Telecom Italia on the basis of various analyses

In carrying out the valuations serving to determine the exchange ratio, the Board of Directors of Olivetti was assisted by JP Morgan as financial advisor, while the Board of Directors of Telecom Italia was assisted by Lazard and Goldman Sachs as financial advisors. The valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio have been verified by Professor Angelo Provasoli, advisor to Olivetti, with a view to ascertaining their consistency and appropriateness with respect to the aims of the Merger.

For details on the values attributed by the Boards of Directors of Olivetti and Telecom Italia to the companies participating in the Merger, see their respective reports on the Merger, which were approved on 15 April 2003 and are attached to this Information Document (Annexes I and II).

As mentioned earlier, in view of the outcome of the discussions concerning the determination of the exchange ratio and with account also taken of the analyses of their respective financial advisors, the Boards of Directors of Olivetti and Telecom Italia have determined and agreed the values of the companies participating in the Merger for the purpose of fixing the exchange ratio and established that the "natural" exchange ratio on the basis of which the shares of the Company Resulting from the Merger will be assigned is equal to respectively 7 Olivetti ordinary (savings) shares with a par value of Euro 1 each for respectively every Telecom Italia ordinary (savings) share with a par value of Euro 0.55 each. For the valuation criteria and methods adopted to determine the exchange ratio, see Section 2.1.2(b).

On 22 April 2003 the auditing firms appointed as experts to report on the exchange ratio in accordance with Article 2501-*quinquies* of the Civil Code, Deloitte & Touche Italia S.p.A., for Olivetti, and Reconta Ernst & Young, for Telecom Italia, issued their reports (Annexes VI and VII).

2.1.2 (b) Valuation criteria and methods applied in determining the exchange ratio

In order to determine the exchange ratio, the Boards of Directors of Olivetti and Telecom Italia proceeded in accordance with the best valuation methodologies and practices, taking account of the nature of the two companies and the sector to which most of their activities refer.
In the valuation procedure followed, Olivetti's Board of Directors was in agreement with both the methodologies adopted and the conclusions reached by its financial advisor, JP Morgan. Similarly, Telecom Italia's Board of Directors was in agreement with both the methods adopted and the conclusions reached by its financial advisors, Goldman Sachs and Lazard.
More specifically, the Board of Directors of Olivetti chose the sum of parts methodology as the fundamental methodology for valuing Telecom Italia and the net asset value methodology (broadly equivalent to the sum of parts methodology) as the fundamental methodology for valuing Olivetti.
As regards Telecom Italia's individual activities, in view of the complexity and extensiveness of the structure of the Telecom Italia Group and the many areas in which it operates, Olivetti's Board of Directors considered it advisable to value the main businesses using principally the discounted cash flow method, while the remaining assets, which are of limited importance for the overall valuation, were valued on the basis of stock market prices, for companies listed on regulated markets, and/or market multiples, with reference made for testing and control purposes to balance sheet values and the values published in analysts' research reports on such businesses, where available.
The table below summarizes the range of the estimates of the exchange ratio calculated using the valuation methodologies and criteria described, as the ratio of the estimated value of the Telecom Italia ordinary share to the estimated value of the Olivetti share.

	Minimum	Mean	Maximum
Olivetti ordinary shares per Telecom Italia ordinary share	6.6	6.9	7.2
Olivetti savings shares per Telecom Italia savings share	6.6	6.9	7.2

In order to verify the accuracy of the exchange ratio obtained in the manner described above, Olivetti's Board of Directors made a check using the stock market prices method. The following table shows the minimum, mean and maximum values of the average exchange ratio (number of Olivetti ordinary shares per Telecom Italia ordinary share) expressed by the stock market for the different periods analyzed preceding 7 March 2003 (inclusive).

	Minimum	Mean	Maximum
Olivetti ordinary shares per Telecom Italia ordinary share	6.7	6.9	7.1

To value Olivetti and Telecom Italia, the Board of Directors of Telecom Italia chose, with an equal level of significance for the purposes of the valuation procedure, to use relative stock market prices as its principal methodology and the sum of parts methodology for control purposes.

In applying the sum of parts methodology, in view of the complexity of the corporate structure of the Telecom Italia Group and the many areas in which it operates, the principal businesses were valued on the basis of a discounted cash flow methodology. The remaining assets and liabilities were valued on a case-by-case basis mainly with reference to their book or market value, in view of their limited importance in the overall valuation of Telecom Italia.
The table below shows the exchange ratios deriving from the application of the valuation methodologies used by the Board of Directors of Telecom Italia.

Method	Exchange ratio
Stock market prices	
7 March 2003	6.7
Weighted averages:	
1 month	7.0
3 months	6.9
6 months	7.1
12 months	6.9
Sum of parts method (average value)	**6.9**

For further details regarding the valuation criteria and methodologies used by the Boards of Directors of Olivetti and Telecom Italia in determining the exchange ratio, reference should be made to their respective merger reports (Annexes I and II).
The summary descriptions of the analyses designed and carried out by the financial advisors (JP Morgan for Olivetti and Lazard and Goldman Sachs for Telecom Italia) and their respective fairness opinions and confirmation letters are attached to this Information Document (Annexes VIII-XV).
The conclusions reached by Professor Angelo Provasoli, advisor to Olivetti, with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio are also attached (Annex XVI).

2.1.2 (c) Procedure for assigning the shares of the Company Resulting from the Merger and start of dividend entitlement

In view of the interest in maintaining a flexible capital structure of a size suitable for corporate activities and with a view to limiting the effects of the Merger on the future remuneration of the shares, it was considered advisable to leave the nominal capital of Olivetti basically unchanged at the conclusion of the Merger, inasmuch as the absolute increase in the nominal capital by issuing as many new shares as would be necessary to satisfy the exchange ratio of all the Telecom Italia shares to be exchanged would lead, under current accounting rules, (i) to an increase in the shareholders' equity consisting of capital, with a consequent significant (exchange) merger deficit subject to amortization, obviously to the detriment of the remuneration of shares in future years, and (ii) to a capital structure consisting almost entirely of items not available for distribution.
It was therefore decided to carry out the share exchange primarily by redistributing Olivetti's capital and to have recourse to the issue of additional shares only insofar as this proved necessary to maintain the share capital at the level attested at the time the merger plan was approved.

The redistribution technique consists in dividing the share capital of the absorbing company and hence the shares composing it (in an equal, larger or smaller number than that existing, depending on whether the intention is to hold the par value of each share unchanged, decrease it or increase it) among the shareholders of the absorbing company and those of the absorbed company, according to what was referred to above as the "natural" exchange ratio between the shares.
The redistribution naturally takes the share capital of the absorbing company at the time the Merger is implemented as the baseline.
In the case in question, the share capital of Olivetti at the time the Merger is implemented may vary from that attested on 15 April 2003 of Euro 8,845,537,520: (i) increasing as a consequence of the conversion of the "Olivetti 1.5% 2001-2004 convertible bonds with repayment premium" and "Olivetti 1.5% 2001-2010 convertible bonds with repayment premium", the exercise of the "Warrants for Olivetti ex Tecnost ordinary shares 1999-2004" and the exercise of Olivetti stock options ("**Conversions**") and (ii) decreasing as a consequence of withdrawals by Olivetti shareholders who are absent from the meeting or vote against the Merger. Olivetti's capital "to be "redistributed" will therefore be the algebraic sum of the subscribed capital at the time the Merger plan is approved and the subsequent variations up to the implementation of the Merger.
Assuming the extreme cases of (i) the total exercise of Conversions and no withdrawals and (ii) no Conversions and the exercise of the right to withdraw by all the Olivetti minority shareholders except for Olimpia, Olivetti's share capital at the time the Merger is completed can vary between a maximum of Euro 11,926,697,278 and a minimum of Euro 2,738,756,641.

Since it is assumed that the share capital of the Company Resulting from the Merger must not be less than Euro 8,845,537,520 (the amount of Olivetti's share capital as attested on 15 April 2003, the date the Merger plan was approved by the Board of Directors), in the event that the decreasing effect of withdrawals outweighs the increasing effect of Conversions so that the share capital at the time the Merger is implemented is less than Euro 8,845,537,520, the redistribution of the share capital will be accompanied by a simultaneous capital increase for the purpose of the Merger to bring the share capital up to the above-mentioned minimum figure, apart from roundings serving to eliminate any resulting fractions of shares. In this latter connection Olivetti International S.A. has announced that it stands ready to renounce such number of shares or fractions of shares as will be necessary to complete the Merger.

In the light of the methods and principles described above, the share capital will be established and the share exchange carried out according to the following rules:

a) Olivetti will fix the par value of its shares – in the amount resulting after Conversions and withdrawals – at Euro 0.55 (equal to the par value of Telecom Italia shares), in place of the current par value of Euro 1. Consequently, Olivetti's share capital will be divided into a larger number of shares. Such shares will be divided into ordinary shares and savings shares.

b) The new ordinary and savings shares with a par value of Euro 0.55 each making up the share capital at the time of the Merger of Olivetti will be redistributed, respectively, to the holders of Olivetti and Telecom Italia ordinary shares and the holders of Telecom Italia savings shares according to assignment ratios reflecting, with reference to the actual number of shares to be redistributed, the "natural" exchange ratio specified above of 7 Olivetti ordinary or savings shares for every Telecom Italia ordinary or savings share. In the redistribution only the Telecom Italia shares held by persons other than Olivetti and Telecom Italia itself will be exchanged with shares of the Company Resulting from the Merger. The number of shares of Telecom Italia held by minority shareholders and actually to be exchanged will therefore vary, depending on the outcome of the Tender Offer that Olivetti may make after the shareholders' meeting called to approve the Merger and before the latter's completion.

More precisely, where:
- **No. OLI Euro 1 shares** denotes the number of Euro 1 Olivetti shares resulting after Conversions and withdrawals;
- **No. OLI Euro 0.55 shares** denotes the number of shares of the Company Resulting from the Merger with a par value of Euro 0.55 each actually to be redistributed following the operation referred to at point a);
- **No. T.I. shares** denotes the number of Telecom Italia shares held by minority shareholders that must be exchanged;

(1) the holders of Olivetti ordinary shares will be assigned, for every share held, a number of ordinary shares of the Company Resulting from the Merger equal to:

$$\frac{\textbf{No. OLI Euro 0.55 shares}}{\textbf{No. OLI Euro 1 shares + (No. T.I. shares x 7)}}$$

(2) the holders of Telecom Italia ordinary and savings shares will respectively be assigned, for every ordinary or savings share held, a number of ordinary or savings shares of the Company Resulting from the Merger equal to:

seven times the number of shares assigned to Olivetti shareholders for every share held by the latter

Assuming the extreme case in which all the Conversions were carried out, all the shares reserved for the Telecom Italia stock-option plans were issued, no withdrawals occurred and none of the holders of Telecom Italia ordinary and savings shares accepted the Tender Offer, the redistribution would involve 21,684,904,141 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each and the Telecom Italia shares to be exchanged would total (taking account of Olivetti's holding in the capital of Telecom Italia and of the latter's holding of treasury stock at 15 April 2003) 4,459,575,170. In such case, applying the formula above would give the following assignment ratios:
(i) 0.502620 new ordinary shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for every Olivetti ordinary share with a par value of Euro 1 held at the date at which the merger becomes effective and for which the right of withdrawal has not been exercised;

(ii) 3.518341 new ordinary or savings shares of the Company Resulting from the Merger for every Telecom Italia ordinary or savings share, respectively, held at the date at which the merger becomes effective by minority shareholders other than Olivetti other than Olivetti and Telecom Italia itself.
In light of the above, since the variables represented by Conversions, Telecom Italia stock options exercised, withdrawals and acceptances of the Tender Offer can only be quantified exactly at the time the Merger is implemented, it is evident that the assignment ratio for the purposes of redistribution can be established precisely only when the Merger is implemented.
In any event, at the end of the Merger the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will be exactly the same as the "natural" exchange ratio (1 to 7), as calculated above.

c) As already indicated, if at the time the Merger is implemented Olivetti's share capital is less than the current figure of Euro 8,845,537,520 because the decreasing effect of withdrawals outweighs the increasing effect of Conversions, the redistribution of the share capital just described will be accompanied by the simultaneous issue of up to a maximum of 11,103,237,962 new ordinary and saving shares of the Company Resulting from the Merger with a par value of Euro 0.55 each for the purpose of the share exchange, against the transfer to capital of the portion of Telecom Italia's shareholders' equity belonging to minority interests, with the possibility of an exchange deficit. These additional shares will be assigned to all the shareholders of both Olivetti and Telecom Italia in proportion to their respective shareholdings obtained by applying the assignment ratios indicated at Point b).
Thus, even if such an event occurs, at the end of the Merger the ratio between the shares assigned to Olivetti shareholders and those assigned to Telecom Italia shareholders will be exactly the same as the "natural" exchange ratio (1 to 7), as calculated above.

d) As part of the procedure for assigning the shares of the Company Resulting from the Merger, a service will be provided to the minority shareholders of both Olivetti and Telecom Italia, through authorized intermediaries, to permit the rounding of the number of newly-issued shares owned down or up to nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions.
In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued share of the Company Resulting from the Merger at the end of the Merger, maintenance of the position of shareholder will be ensured by Olivetti International S.A. making available to such persons, free of charge, one share of the Company Resulting from the Merger.

e) The newly-issued shares to be utilized for the share exchange will be assigned to the persons having entitlement by the respective authorized intermediaries participating in Monte Titoli S.p.A. at the date the Merger becomes effective. It will be possible to exchange Olivetti and Telecom Italia shares which have not been dematerialized only by delivering them to an authorized intermediary for dematerialized book-entry in the central securities system.
Once the merger instrument has been signed and filed, Olivetti will promptly publish notices in at least three newspapers with a national circulation, of which one must be a financial newspaper, announcing the amount of the capital of the Company Resulting from the Merger as a result of the quantification of

the variables involved in the Merger (Conversions, the exercise of Telecom Italia stock options, withdrawals from Olivetti, acceptances of the Tender Offer), the exact assignment ratio in the overall and final measure resulting from the outcome of the supplementary assignment described at Point c), if any, and the detailed instructions on how to carry out the share exchange, trade and obtain fractional rights as provided for at Point d).

2.1.2 (d) Right of withdrawal for Olivetti shareholders

Upon completion of the Merger the Company Resulting from the Merger will have the same corporate purpose as Telecom Italia, with the integral substitution of Olivetti's current corporate purpose.

Concerning the amendment of the corporate purpose, without prejudice to the fact that the latter's extension to include the provision of services in the telecommunications sector would by itself legitimate the right of withdrawal, it was nonetheless considered desirable to take over Telecom Italia's corporate purpose en bloc, in order to permit the Company Resulting from the Merger to operate in all the sectors in which Telecom Italia is currently present, with particular regard to the activities that Telecom Italia is authorized to engage in pursuant to administrative measures. In fact Telecom Italia's activity consists primarily in the installation and operation of telecommunications equipment and in the supply of telecommunications services on the basis of individual licences and general authorizations issued under Presidential Decree 318/1997. Whereas the corporate purpose of Telecom Italia laid down in its bylaws provides expressly for all the activities referred to above, the corporate purpose of Olivetti only mentions "production and marketing in the field ... of telecommunications" and "services" as a merely secondary activity (without further specification).

The change in the corporate purpose is also intended to allow the Company Resulting from the Merger to engage in other activities covered by Telecom Italia's bylaws, such as advertising and publishing, which are not envisaged in Olivetti's current bylaws.

The adoption of Telecom Italia's corporate purpose means that the bylaws of the Company Resulting from the Merger will contain the requirement that holding equity investments should not be its principal activity, as it was for Olivetti. In addition to this formal change, there will also be a substantial change in the risk profile associated with investment in Olivetti since, as a consequence of the Merger, the Company Resulting from the Merger will no longer have the characteristics established by the Ministry of the Treasury in implementing Article 113 of Legislative Decree 385/1993 to define the concept of "*engaging as the principal activity, without dealings with the public, in the acquisition of equity interests*".

Under Article 2437 of the Civil Code, the Olivetti shareholders who vote against the merger resolution and those who are absent from the meeting may exercise the right of withdrawal.

The right of withdrawal may be exercised by shareholders entitled to do so by sending a registered letter that must reach Olivetti within 3 days of the date of the shareholders' meeting that approved the Merger if sent by shareholders who were present at the meeting and voted against the resolution or within 15 days of the filing of the resolution with the Company Register if sent by shareholders who were not present at the meeting. The date on which letters are received by Olivetti will count and not the date on which they were sent; it is therefore up to the shareholders wishing to withdraw to ensure compliance with the above-mentioned time limit since Olivetti takes no responsibility for transmission or delivery delays due to causes beyond its control.

For the purpose of legitimizing the exercise of the right of withdrawal, shareholders must also send Olivetti an appropriate certification, issued by an authorized intermediary pursuant to the provisions governing dematerialized financial instruments deposited with a central securities depository, attesting in particular the ownership of the company's shares from the date of the merger resolution. To this end shareholders will be considered to be eligible who, having acquired Olivetti shares on the stock exchange, also took delivery of them in the related settlement before the start of the shareholders' meeting. For the purpose of establishing entitlement to the right of withdrawal, Olivetti shareholders must be such on the date of the shareholders' meeting and remain such until the right is exercised. As provided for by the regulations in force, when certifications are issued the shares will be frozen by the intermediary in question until they are redeemed.

Olimpia S.p.A. has announced that it will not exercise its right of withdrawal.

The amount due to Olivetti shareholders who exercise the right of withdrawal will be based on the price per share calculated as the mean of the daily official prices in the six months preceding the date the merger resolution is adopted and will be announced in the shareholders' meeting called to approve the Merger. Olivetti will inform shareholders in good time, as laid down by law, regarding the procedure and time limits for exercising the right of withdrawal by publishing appropriate notices in at least three newspapers with a national circulation, of which one must be a financial newspaper.

The Olivetti shareholders who exercise their right of withdrawal will be entitled to have their shares redeemed from the date on which the Merger becomes effective, with the consequent right to be paid interest at the legal rate from such date.

Accordingly, at the time the Merger becomes effective for civil law purposes and simultaneously with the exchange of shares for the Olivetti shareholders who did not exercise the right of withdrawal, Olivetti will redeem and cancel the shares of the shareholders who exercised the right of withdrawal, with the related payment planned at the latest within 90 days of the date on which the Merger becomes effective.

The sums due to the shareholders who exercise the right of withdrawal will be taxable profit for any part exceeding the subscription or purchase price paid for the shares Olivetti cancels (Article 44(3) of the Italian "Income Tax Code").

In the event that shareholders who are natural persons but not entrepreneurs or qualified shareholders are assigned reserves other than capital reserves, even if they were previously classified as share capital, the intermediary participating in the Monte Titoli S.p.A. central securities depository (or foreign central securities depositories participating therein) is required to apply the 12.50% tax in lieu of income tax pursuant to Article 27-*ter*, paragraph 1, of Presidential Decree 600/1973.

If, instead, the above-mentioned reserves were used to redeem non-residents, the tax in lieu of income would be 27%, without prejudice to the rate reduction provided for in double taxation agreements.

In the event that shareholders who are natural persons are qualified shareholders or, not being qualified shareholders, elect not to be subject to the tax in lieu of income referred to above, the taxable profit must be indicated in their tax returns for an amount equal to the difference between the withdrawal consideration and the subscription or purchase price for the shares Olivetti cancels and will be subject to personal income tax (Irpef) or separate taxation. At all events, for the part of the taxable profit determined in this way corresponding to the reserves, other than capital reserves, attributable to shareholders in relation to the shares cancelled, a tax credit on the dividends will be recognized up to the amount of the taxes referred to in Articles 105(1)(a) and 105(1)(b) of the Italian "Income Tax Code".

2.1.2 (e) Right of withdrawal for Telecom Italia shareholders

Olivetti's ordinary shares are listed on MTA (and the Frankfurt Stock Exchange).
The absorbing company will continue to list the ordinary shares on MTA upon completion of the Merger. Moreover, provision has been made for the Merger to be subject to the listing on MTA of the savings shares to be assigned in exchange to holders of Telecom Italia savings shares at the date the Merger becomes effective.
Thus, there are no legal grounds for Telecom Italia shareholders to exercise the right of withdrawal referred to in Article 131 of the Consolidated Law.
As noted above, the Company Resulting from the Merger will have the same corporate purpose as Telecom Italia has today. Consequently, the shareholders of Telecom Italia will not have the right to exercise the right of withdrawal referred to in Article 2437 of the Civil Code.

2.1.2 (f) Bylaw amendments

It is intended that the Company Resulting from the Merger should adopt new bylaws that will be largely the same as the current bylaws of Telecom Italia. The amended bylaws will come into force on the date that the Merger becomes effective, pursuant to Article 2504-*bis* of the Civil Code and the merger plan, to which a copy of the new bylaws is attached (see Annex III).

Name of the company

Upon completion of the Merger the Company Resulting from the Merger will change its name to "Telecom Italia S.p.A.", with the consequent amendment of Article 1 of the bylaws and of the other articles in which the name of the company appears. The change meets the need to make the name of the Company Resulting from the Merger consistent with the new organizational structure and the nature of the activities it will acquire and perform at the end of the Merger, although the intention is to continue to capitalize on the historic name of "Olivetti", by itself or together with the other Group marks. The Company Resulting from the Merger will be able to go on using its own corporate marks as well as those of Telecom Italia.

Registered office

Article 2 of the bylaws, concerning the registered office, will be amended to make Telecom Italia's present registered office at 2 Piazza degli Affari, Milan, the registered office of the Company Resulting from the Merger. The Company Resulting from the Merger will have its headquarters at 41 Corso d'Italia, Rome. Ivrea will continue to be the strategic headquarters for the activities of the Olivetti Group headed by Olivetti Tecnost.

Corporate purpose

Upon completion of the Merger, the Company Resulting from the Merger will have taken over Telecom Italia's current corporate purpose en bloc, with the integral substitution of Article 3 of Olivetti's current bylaws. For more details, see Section 2.1.2(d).

Share capital

Article 5 of the bylaws of the Company Resulting from the Merger, concerning the share capital, will incorporate a series of amendments to take account, in particular, of the redistribution and the assignment of the shares issued for the purpose of the exchange and of the adjustments necessary, in the light of the new amount of the share capital following the merger, for the conversion of the convertible bonds and the exercise of the warrants issued by Olivetti and for the stock-option plans approved by Olivetti and Telecom Italia. In more detail, Article 5 of the bylaws will be amended as follows:

a) a new maximum amount of Euro 492,726.30 will be established for the variable capital increase for the exercise of the options already assigned by Olivetti under the "Three-year Stock Option Plan 2002-2004" the increase to be carried out by 15 December 2004, with an update of up to a maximum of 895,866 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Olivetti shareholders in the context of the Merger, at a price of Euro 3.308 per option held;

b) a new maximum amount of Euro 10,743,649.40 will be established for the variable increase in capital for the exercise of the options already assigned by Olivetti under the "Three-year Stock Option Plan February 2002 December 2004", the increase to be carried out by 31 December 2004, with an update of up to a maximum of 19,533,908 shares of the Company Resulting from the Merger with a par value of Euro 0.55 to be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Olivetti shareholders in the context of the Merger, at a price of Euro 2.515 per option held;

c) a new maximum amount of Euro 103,622,863.85 will be established for the increase in capital for the exercise of the "Warrants for Olivetti ex Tecnost ordinary shares 1999-2004", the increase to be carried out by 20 June 2004, with an update of up to a maximum of 188,405,207 shares of the Company Resulting from the Merger with a par value of Euro 0.55 to be offered to the holders of the above-mentioned warrants on the basis of the exchange ratio for Olivetti shareholders in the context of the Merger, at a price already fixed by the governing bodies of Olivetti and included in the warrant terms;

d) a new maximum amount of Euro 180,568,488.10 will be established for the variable capital increase for the conversion of the "Olivetti 1.5% 2001-2004 convertible bonds with repayment premium" already issued by Olivetti, the increase to be carried out by 1 January 2004, with an update of up to a maximum of 328,306,342 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, reserved for the holders of the above-mentioned bonds at a conversion ratio equal to the exchange ratio for Olivetti shareholders in the context of the Merger;

e) a new maximum amount of Euro 892,681,820.80 will be established for the variable capital increase for the conversion of the "Olivetti 1.5% 2001-2010 convertible bonds with repayment premium" already issued by Olivetti, the increase to be carried out by 1 January 2010, with an update of up to a maximum of 1,623,057,856 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, reserved for the holders of the above-mentioned bonds at a conversion ratio equal to the exchange ratio for Olivetti shareholders in the context of the Merger.

The Company Resulting from the Merger will also have to take over Telecom Italia's stock-option plans and will therefore have to honour the stock options already assigned thereunder. To this end, Olivetti will approve corresponding increases in capital permitting the issue in relation to such stock options of a number of shares updated in accordance with the exchange ratio and the assignment ratio provided for in the merger plan, while the exercise price will remain unchanged. In other words, the owner of Telecom Italia stock options will maintain the right to subscribe, at the price already fixed, not for the original number of Telecom Italia shares but the larger number of shares of the Company Resulting from the Merger established on the basis of the assignment ratio. Naturally, the exact quantification of the new quantities that can be subscribed will be possible only when, at the time the merger instrument is signed, the assignment ratio is established. At all events, the ratio of the shares obtainable on the basis of the foregoing calculations to the number of shares currently obtainable will be exactly the same as the "natural" exchange ratio (1 to 7).

Specifically, Olivetti will approve an increase in capital of up to a maximum amount of Euro 261,956,575.10 in total by means of the issue of up to a maximum of 476,284,682 shares with a par value of Euro 0.55 each, divided into the following variable tranches:

a) a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the options already assigned by Telecom Italia under the "Stock Option Plan 1999", to be implemented by 31 January 2005 by the issue of up to a maximum of 39,943,826 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the Merger, at a price of Euro 6.79 per option held;

b) a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the options already assigned by Telecom Italia under the "Stock Option Plan 2000", to be implemented by 30 July 2008 by the issue of up to a maximum of 97,130,710 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the Merger, at a price of Euro 13.815 per option held;

c) a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the options already assigned by Telecom Italia under the "Stock Option Plan 2001", to be implemented by 30 April 2008 by the issue of up to a maximum of 153,016,232 shares with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the Merger, at a price of Euro 10.488 per option held;

d) a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the options already assigned by Telecom Italia under the "Stock Option Plan Top 2002", to be implemented by 28 February 2010 by the issue of up to a maximum of 55,637,980 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the Merger, at a price of Euro 9.203 per option held;

e) a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the options already assigned by Telecom Italia in three distinct lots under the "Stock Option Plan 2002", to be implemented for the three lots by respectively 31 March 2008, 31 March 2009 and 31 March 2010 by the issue of up to a maximum total of 130,555,934 shares of the Company Resulting from the Merger with a par value of Euro 0.55 each, which will be offered to the holders of the above-mentioned options on the basis of the exchange ratio for Telecom Italia shareholders in the context of the Merger, at a price for the three lots of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held.

Other amendments to the bylaws

The bylaws that will be adopted by the Company Resulting from the Merger will include an article (Article 6) with the provisions applicable to the savings shares that will be issued by the Company Resulting from the Merger. In accordance with Article 145 of the Consolidated Law, the new version of the article will specify the substance of the preferential rights attaching to the savings shares issued for the purpose of the exchange, the related conditions, limits and procedures for the exercise thereof, and will describe the legal treatment of this class of shares in the event of the delisting of the ordinary or savings shares of the Company Resulting from the Merger. The preferential rights of the savings shares to be issued in exchange will be the same as those of the Telecom Italia savings shares, including the possibility of satisfying the rights attaching to them by distributing reserves, whose introduction in the Telecom Italia bylaws, with immediate effect, will be proposed at the shareholders' meeting called to approve the Merger.

As regards corporate governance, the bylaws of the Company Resulting from the Merger will provide for a Board of Directors with not less than 7 and not more than 23 members, appointed by means of a slate mechanism taken over in large part from Telecom Italia's current bylaws (see the text of the bylaws attached to the merger plan; Annex III).

Lastly, it should be noted that Article 5 of Telecom Italia's current bylaws contains clauses that give the Minister for the Economy and Finance certain special powers, to be exercised in agreement with the Minister for Productive Activities, in application of Article 2 of Law 474/1994. These powers, which include the right to veto the adoption of merger resolutions and amendments to the bylaws that would suppress or alter the powers themselves, were introduced into Telecom Italia's bylaws under a Decree of the Prime Minister dated 21 March 1997 in the light of the sector of the company's operations (telecommunications) and with a view to its privatization.

Following the meeting of its Board of Directors on 11 March 2003, Telecom Italia requested that the Minister for the Economy and Finance indicate whether he intended to exercise the powers in question.

The Minister for the Economy and Finance has informed Telecom Italia that he is of the view that the conditions do not exist for the exercise of his veto power in the event of the adoption by Telecom Italia's shareholders' meeting of the merger resolution. As regards the question of the presence in the bylaws of the Company Resulting from the Merger of the clauses giving the special powers, the Minister for the Economy and Finance has indicated that he considers it necessary to maintain the power of assenting to the acquisition of major shareholdings in the company's capital and the power of veto as set out in the current bylaws of Telecom Italia. The Minister for the Economy and Finance also stated that he had reached agreement with the Minister for Productive Activities on the decisions regarding these questions.

The bylaws of the Company Resulting from the Merger submitted to the shareholders' meetings of the companies participating in the merger for their approval contain the special powers specified above.

2.1.2 (g) Date from which Telecom Italia's transactions will be recorded, for tax purposes as well, in the accounts of Olivetti

In accordance with Article 2504-*bis*, second paragraph, of the Civil Code, the Merger will become effective on the date of the last filing of the merger instrument provided for in Article 2504 of the Civil Code, or on such later date as may be specified in that instrument.
The newly-issued shares of the Company Resulting from the Merger will have regular dividend rights.
In accordance with the combined effect of Articles 2504-*bis*, third paragraph, and 2501-*bis*, first paragraph, point 6, of the Civil Code, the transactions of Telecom Italia will be recorded in the accounts of the Company Resulting from the Merger starting from 1 January of the year in which the merger becomes effective and thus, according to the planned timetable, from 1 January 2003, for tax purposes as well, in accordance with Article 123(7) of Presidential Decree 917/1986 (the "**Income Tax Code**").
Consequently, on the date the Merger becomes effective, the Company Resulting from the Merger will assume all Telecom Italia's assets, rights and obligations, including, but not limited to, all its tangible and intangible fixed assets, movable and immovable property, licences, authorizations, franchises, securities, current account assets and liabilities, loans, equity investments, insurance policies, labour contracts and every other contractual instrument.

2.1.2 (h) Tax effects of the Merger on Olivetti and Telecom Italia under Italian law

Tax neutrality

Pursuant to Article 123 of the Income Tax Code and Article 27(1) of Law 724/1994, mergers are transactions that do not give rise to the realization or distribution of capital gains or losses in respect of the assets of the company being absorbed.

Merger differences

The Merger will make it necessary to include specific items in order to achieve accounting balance between the assets and liabilities following the unification of the patrimonies of the companies involved in the Merger. As mentioned earlier, in fact, the Merger will give rise to a cancellation deficit and it is reasonable to expect that an exchange surplus will emerge.
An exchange surplus does not constitute taxable income for the absorbing company.
On the other hand, the cancellation deficit will be allocated to Telecom Italia's assets (in particular to its holding of TIM shares, stated at cost) and any difference will be included under "goodwill".
Under Article 6(1) of Legislative Decree 358/1997 such revaluations may also be recognized for tax purposes if the 19% tax in lieu of income tax is paid. Pursuant to paragraph 2 of the same article, revaluations in connection with merger deficits may be recognized for tax purposes, even in the absence of payment of the tax in lieu of income tax, if and to the extent that the equity investments cancelled led to the previous owners being taxed on the resulting capital gains, net of the related capital losses and writedowns.

Reserves with tax deferred

The reserves with tax deferred shown in the latest financial statements of the company being absorbed will be included in the income of the absorbing company if and to the extent that they are not reconstituted in its accounts.

This rule does not apply to reserves that are taxable only if they are distributed (e.g. revaluation reserves), which have to be reconstituted in the balance sheet of the absorbing company only if there is a merger surplus or an increase in capital that exceeds the total capital of the companies participating in the merger, net of the parts of the capital of each company they already held. In this case the reserves will be included in the income of the absorbing company in the event of a subsequent distribution of the surplus or reduction in capital because it is surplus to requirements.

The reserves already allocated to capital by the company being absorbed are considered to be transferred to the capital of the absorbing company and form part of its income in the event of a reduction in capital because it is surplus to requirements.

Effects on the shareholders of the company being absorbed

The exchange of the shares of the company being absorbed for shares of the absorbing company is not material for tax purposes since for the shareholders it does not constitute the realization of the cancelled shares.

The cost of the cancelled shares for tax purposes is automatically transferred to the new shares received in the exchange.

2.1.3 Forecasts of the composition of major shareholders and of the control structure of the absorbing company following the Merger

On 15 April 2003 the shareholders of Olivetti listed in the table below were found, on the basis of the shareholders' register and the notifications of major shareholdings pursuant to Article 120 of the Consolidated Law, to possess more than 2% of the company's capital:

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A. *	2,524,127,813	28.54%
Caisse des Depots et Consignations **	389,200,000	4.40%
Assicurazioni Generali S.p.A. ***	334,842,996	3.79%
Olivetti International S.A. ****	211,931,328	2.40%
Mediobanca S.p.A.	210,723,954	2.38%

* The number of Olivetti ordinary shares held by Olimpia S.p.A. has increased to 2,525,094,364 as the net effect of the early redemption, with the consideration in the form of Olivetti ordinary shares, of Olimpia 1.5% 2001-2007 bonds and the subsequent merger of Holy s.r.l. into Olimpia S.p.A., which became effective on 9 May 2003. The number of Olivetti ordinary shares held by Olimpia S.p.A. on 9 May 2003 corresponds to an interest of 28.55% on the basis of the Olivetti share capital attested on the same day, equal to Euro 8,845,677,947 (divided into 8,845,677,947 ordinary shares with a par value of Euro 1.00 each).

** Investment held via CDC Ixis Capital Market

*** Investment held through subsidiaries

**** Subsidiary of Olivetti S.p.A. Under Article 2359-bis of the Civil Code, the voting rights of the shares held by Olivetti International S.A. may not be exercised. The number of Olivetti ordinary shares held by Olivetti International S.A. is unchanged.

The capital of Olimpia S.p.A. is held as follows: 50.40% by Pirelli S.p.A., 16.80% by Edizione Finance International S.A., 16% by Hopa S.p.A., 8.40% by Unicredito Italiano S.p.A. and the remaining 8.40% by Banca Intesa S.p.A. (formerly IntesaBCI S.p.A.).

On 15 April 2003 the shareholders of Telecom Italia shown in the table below were found, on the basis of the shareholders' register and the notifications of major shareholdings pursuant to Article 120 of the Consolidated Law, to possess more than 2% of the company's capital:

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olivetti S.p.A.	2,891,656,682	54.94%

Since the Merger will lead to the entry of Telecom Italia's shareholders into the capital of the Company Resulting from the Merger and the consequent absorption of Telecom Italia, the forecasts of the composition of major shareholders at the end of the Merger refer to the Company Resulting from the Merger.

The shareholder composition of the Company Resulting from the Merger upon completion of the Merger will be influenced by a series of variables and, in particular, by the number of Conversions, the exercise of Telecom Italia stock options, the number of withdrawals by Olivetti shareholders, and the level of acceptances of the Tender Offer.

The table below shows the foreseeable composition of shareholders with holdings of more than 2% of the ordinary share capital of the Company Resulting from the Merger, assuming withdrawal and Tender Offer prices calculated on the basis of the average prices that could be estimated on 9 May 2003. The withdrawal price for Olivetti shareholders was estimated as the arithmetic mean of the official prices of the Olivetti share between 26 November 2002 and 23 May 2003, with the official price recorded on 9 May 2003 considered as unchanged until 23 May 2003. The Tender Offer prices for Telecom Italia shareholders were estimated as the weighted averages of the official stock exchange prices in the period between 12 March 2003 and 26 May 2003, the day of the third call of the Olivetti shareholders' meeting, with the official price and the volume recorded on 9 May 2003 considered as unchanged until 26 May 2003, plus a premium of 20%. Specifically, it is assumed: (i) that there are no Conversions (apart from those deriving from applications received by 15 April 2003) and that no Telecom Italia stock options are exercised; (ii) that withdrawals involve 5% or 25% of the shares held by shareholders other than Olimpia S.p.A. and that the price is equal to Euro 0.9996, giving a total outlay of about Euro 305 million and Euro 1,527 million, respectively; and (iii) that the Tender Offer is made at a price of Euro 7.958 per Telecom Italia ordinary share and Euro 4.812 per savings share, giving a total outlay of about Euro 8,695 million and about Euro 7,473 million, respectively, so that the Tender Offer is made for, respectively, about 16.8% or 14.4% of the ordinary shares and savings shares in the event of full acceptance.

Shareholders	% of ordinary share capital assuming 5% withdrawals	% of ordinary share capital assuming 25% withdrawals
Olimpia S.p.A. *	13.35%	13.60%
Caisse des Dépôts et Consignations **	2.06%	2.10%

* Using the number of Olivetti ordinary shares held by Olimpia on 9 May 2003, equal to 2,525,094,364, the percent held by Olimpia in the cases of 5% and 25% withdrawals remains unchanged at 13.35% and 13.60%, respectively.

** Investment held via CDC Ixis Capital Market

In any event, it is foreseeable that no single shareholder will have control of the Company Resulting from the Merger, which will be fully contestable.

2.1.4 Effects of the Merger on shareholders' agreements falling within the scope of Article 122 of the Consolidated Law involving the shares of the companies participating in the Merger

On 22 September 2002 notices were published in the Italian press with extracts from the following share-holders' agreements:

- between Pirelli S.p.A. and Edizione Holding S.p.A. - Edizione Finance International S.A., concluded on 7 August 2001 and subsequently amended;
- among Pirelli S.p.A., Unicredito Italiano S.p.A. and IntesaBCI S.p.A., concluded on 14 September 2001 and subsequently amended.

On 1 March 2003 the content of the preliminary agreement concluded on 21 February 2003 among Pirelli S.p.A., Edizione Finance International S.A. / Edizione Holding S.p.A., Banca Intesa S.p.A., Unicredito Italiano S.p.A., Olimpia S.p.A. and Hopa S.p.A. was also published. One of the purposes of the agreement was to allow Hopa S.p.A. to become a shareholder of Olimpia S.p.A.

Extracts of the above-mentioned shareholders' agreements are attached to this Information Document (Annex XVII).

The parties to the shareholders' agreements falling within the scope of Article 122 of the Consolidated Law that concern the companies participating in the Merger have not sent any notification concerning the possible effects of the Merger on such agreements.

2.2 Aims of the Merger

The Merger is part of the reorganization aimed at creating value for Telecom Italia shareholders, launched in July 2001 and carried out through an industrial and financial restructuring with positive results despite the crisis in the stock markets and the telecommunications sector.

The strategic objective of creating value for Telecom Italia shareholders involved the identification of a series of actions and initiatives. In particular, industrial restructuring and refocusing on the core business – completed earlier than had been announced to the financial community, in September 2001, and in line with Telecom Italia's Business Plan – also involved the disposal of a number of non-strategic assets (such as the equity interests in Auna, Telemaco Immobiliare, Bouygues Decaux Telecom, Mobilkom Austria, Telekom Austria, Telespazio, Sogei and Lottomatica) and enabled the Telecom Italia Group to:

- improve its operating result, which rose on a consolidated basis by 10.6% to Euro 7.4 billion in 2002, and
- reduce total consolidated net debt from Euro 21.9 billion at 31 December 2001 to Euro 18.1 billion at 31 December 2002.

In addition, Olivetti refinanced some of its borrowings in order to improve the maturity profile of its debt.

The completion of the above-mentioned restructuring of the activities of the Telecom Italia Group, together with the improvement in Olivetti's financial situation, now makes it possible to take the further step of simplifying the Olivetti-Telecom Group's corporate structure, in accordance with the market's expectations, by merging Telecom Italia into Olivetti. As a consequence of the Merger, the shareholders of the companies participating in the Merger will be able to benefit fully from the increase in value deriving from the implementation of the Business Plan.

Currently, Telecom Italia is majority controlled by Olivetti and the latter has a major shareholder - Olimpia S.p.A. - with a 28.55% interest in its share capital. The Merger will lead to the Company Resulting from the Merger being significantly more contestable since, upon completion of the Merger, the holding of the present relative majority shareholder of Olivetti will be reduced, with a consequent increase in the security's liquidity and in the reasons for the market to view it favourably, to the benefit of all the shareholders. Naturally, the size of Olimpia S.p.A.'s holding in the Company Resulting from the Merger will depend on a series of factors such as the number of Conversions (as defined in Section 2.1.2(c)), the number of Telecom Italia stock options exercised, the number of withdrawals by Olivetti shareholders and the number of acceptances of the Tender Offer (see Section 2.1.3).

The Merger will also bring a major simplification in the structure of the Group. Among other things, the integration of corporate functions will ensure faster decision-making in the context of an organizational structure comparable to that of the leading international operators.

The Merger is also intended to optimize financial and income flows within the Group through more efficient management of Group debt and more effective use of financial leverage. In fact the Merger as a whole will also make it possible to attain a more efficient financial structure, with an increase in debt capital, which has a lower net cost than equity capital. It is also likely that these effects will lead to an improvement in the creditworthiness of the Company Resulting from the Merger, which, in turn, could lead to a more favourable rating and a reduction in the cost of future debt.

It needs to be stressed that the increase in overall debt following the Merger will result in the debt reaching a level (i) in line with or better than that of other companies of comparable size operating in the sector in Europe, and (ii) consistent and compatible with Telecom Italia's range of activities and the prospective cash flows deriving from the implementation of the Business Plan. Debt is projected to decline in the 18-24 months from the completion of the Merger through the utilization of the proceeds of the sales of other non-strategic assets. Furthermore, the Company Resulting from the Merger will also benefit from the positive effects of unified debt management in terms of the lengthening of maturities and optimal correlation with corporate requirements.

At the same time, the Merger is intended to improve the tax efficiency of the Company Resulting from the Merger under the current tax rules, through the faster and more complete recovery of the potential tax benefits arising from the value adjustments to equity interests decided at the time of the approval of Olivetti's draft financial statements for 2002.

Moreover, despite the increase in debt, which will only be temporary as explained above, the Company Resulting from the Merger is expected to continue to generate profits and to adopt a dividend-distribution policy that will ensure Telecom Italia's present shareholders receive a total amount of dividends at least on a par with the current level.

2.2.1 Aims of the Merger with special reference to operating objectives

The companies participating in the Merger have agreed on the operating objectives for the Company Resulting from the Merger. They are basically the same as those of Telecom Italia, adopted by the Board of Directors on 13 February 2003, which in turn confirm the guidelines and objectives of the Business Plan for 2002-04. With specific regard to Olivetti, it should be noted that Olivetti Tecnost is basically neutral in terms of its impact on the operating result.
However, the Merger will result in a merger deficit (deriving from the share cancellations), any portion of which not assigned to Telecom Italia assets (specifically equity interests) will be amortized over a period of 20 years. The updated objectives take account of this additional portion of amortization.
The updated objectives also consider the financial charges associated with Olivetti's present debt and the effect of the tax asset connected with the value adjustments made in Olivetti's and Telecom Italia's draft financial statements for 2002. In addition to the proceeds of the disposals already envisaged by the Business Plan (Telekom Austria, Operazioni Real Estate), the targets include those from the disposal of the company into which the Business Directories, Directory Assistance and Business Information business segments of Seat Pagine Gialle S.p.A. are to be spun off.
The following table summarizes the above considerations on a consolidated basis and clearly shows the sustainability of the commitments entered into for the future.

Billions of euros	**Olivetti 2002 consolidated financial statements**	**Objectives of the Company Resulting from the Merger on a consolidated basis (*) CAGR (°) 2002-2005 (***)**
Sales and service revenues	31.4	4 - 4.5%
Gross operating profit	14.0	5 - 5.5%
% of sales	44.6%	
Operating income	6.0	8 - 8.5%
% of sales	19.1%	
		Cumulative 2003-2005
Free cash flow	8.6	29
Net financial position (**)	33.4	34.3 (****)

(*) Assuming zero withdrawals, fully diluted.
(**) The net financial position does not take account of the commitment to purchase Seat shares (in December 2005) from Aldermanbury Investment Limited (formerly Chase Equities Limited), equal to Euro 2,417 million.
(***) The scope of the consolidation is the same.
(****) At 31 December 2004.
(°) Compound average growth rate.

2.2.2 Plans drawn up by the companies participating in the Merger with special reference to the outlook for operations and to restructurings and/or reorganizations

Following the Merger the Company Resulting from the Merger will continue to implement the strategies pursued to date by Olivetti and Telecom Italia in line with the Business Plan, above all with the aim of creating value by putting to good use the Group's assets and distinctive skills and by strengthening the financial structure in order to sustain growth (for more details, see Section 2.1.1(b)).

2.3 Documents made available to the public and the places in which they can be consulted

This Information Document and the documents referred to in Article 2501-sexies, first paragraph, points 1) and 3), and Article 70(1) of the Consob Regulation have been made available to the public. They can be consulted by anyone who applies at the registered office of Olivetti (77 Via Jervis, Ivrea), at the registered office of Telecom Italia (2 Piazza degli Affari, Milan) and its headquarters (41 Corso d'Italia, Rome), and at the registered office of Borsa Italiana S.p.A. (6 Piazza degli Affari, Milan). They have also been posted on the Internet at www.olivetti.it and www.telecomitalia.it.

3. Significant effects of the Merger

3.1 Significant effects of the Merger on the key factors that influence and characterize the activity of the companies participating in the Merger and the type of business engaged in

At the end of the Merger the Company Resulting from the Merger will adopt Telecom Italia's current corporate purpose. Among other things, this innovation is necessary in order for it to take over the licences currently held by Telecom Italia for the supply of public telecommunications services.
Upon completion of the Merger there will also have been a major change in the business of the absorbing company, Olivetti, which will be transformed from a holding company into an operating company with numerous licences and administrative authorizations and operations in regulated markets, so that its corporate purpose must include the supply of the services for which such authorizations and franchises have been granted.
For the shareholders of Telecom Italia, the Merger will not bring any changes in the sectors of activity in which they have invested since, as explained earlier, the Company Resulting from the Merger will continue to perform the activities currently performed by Telecom Italia without interruption.

3.2 Implications of the Merger for the strategies concerning business and financial dealings between Group companies or the centralized supply of services

The Merger will not lead to significant changes in the business and financial dealings between companies belonging to the group headed by the Company Resulting from the Merger or in the centralized supply of services.

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4. Economic and financial performance of the Telecom Italia Group

4.1 Comparison of the reclassified consolidated income statements and balance sheets of the Telecom Italia Group for 2002 and 2001 and accompanying notes

Form and content

The layouts of the reclassified income statements and balance sheets shown below are consistent with those used by Telecom Italia in the report on operations submitted with the consolidated annual accounts to discuss the Group's economic performance and financial position.

Scope of the consolidation

The consolidation includes the Italian and foreign companies in which the Telecom Italia holds a majority of voting rights, and all other companies in which it exercises a dominant influence. As permitted by law, subsidiaries that are not material either individually or taken together are excluded from the consolidation.
The companies in which Telecom Italia holds between 20% and 50% of the voting capital (including jointly controlled companies) and companies in which it exercises a significant influence have normally been accounted for using the equity method.
The changes in the scope of the consolidation during 2002 did not materially affect the economic and financial data with respect to 31 December 2001. Among the most important changes it is worth noting the exit of the 9Telecom and Telespazio groups, together with Sogei S.p.A. and Consiel S.p.A., and the entry of the Webegg group and Blu S.p.A.

4.1.1 Reclassified Telecom Italia Group income statements for 2002 and 2001 and accompanying notes

In 2002 the Telecom Italia Group recorded a consolidated net loss of Euro 322 million (net income of Euro 297 million *before minority interest*). In 2001 the Group had recorded a consolidated net loss of Euro 2,068 million (a net loss of Euro 1,658 million *before minority interest*).
The *result before tax* in 2002 was a loss of Euro 419 million, an improvement of Euro 314 million compared with the previous year owing:
- to the significant improvement in operating income (+Euro 707 million);
- to the increase in *net investment and financial income (expense)* (+Euro 1,792 million);
- to the deterioration in *net extraordinary income (expense)* (-Euro 2,185 million), which was primarily due to the increase in provisions and writedowns in respect of equity investments and goodwill (Euro 6,237 million in 2002, as against Euro 2,984 million in 2001), which was only partially offset by the larger capital gains on disposals of equity investments, business segments, fixed assets and intangibles (Euro 2,413 million in 2002, as against Euro 392 million in 2001).

Reclassified consolidated income statements of the Telecom Italia Group for 2002 and 2001

(in millions of euros)	2002	2001
A. **Sales and service revenues**	**30,400**	**30,818**
Changes in inventories of work in progress, semi-finished and finished goods	2	-
Changes in inventory of contract work in process	(42)	(115)
Increases in capitalized internal construction costs	675	581
Operating grants	19	24
B. **Standard production value**	**31,054**	**31,308**
Raw materials and outside services (*)	(12,558)	(13,042)
C. **Value added**	**18,496**	**18,266**
Labour costs (*)	(4,532)	(4,647)
D. **Gross operating profit**	**13,964**	**13,619**
Depreciation and amortization	(5,877)	(6,275)
Of which: goodwill	*(844)*	*(1,022)*
Other valuation adjustments	(599)	(455)
Provisions to reserves for risks and charges	(153)	(278)
Net other income (expense)	46	63
E. **Operating income**	**7,381**	**6,674**
Net investment and financial income	(2,163)	(3,955)
Of which: value adjustments	*(682)*	*(1,956)*
F. **Income before extraordinary items and taxes**	**5,218**	**2,719**
Net extraordinary income (expense)	(5,637)	(3,452)
G. **Income before taxes**	**(419)**	**(733)**
Income taxes	716	(925)
H. **Net income (loss) before minority interest**	**297**	**(1,658)**
Minority interest	(619)	(410)
I. **Net income (loss)**	**(322)**	**(2,068)**

(*) Reduced by related cost recoveries.

Notes to the reclassified consolidated income statements for 2002 and 2001

Sales and service revenues amounted to Euro 30,400 million, down by 1.4% on 2001. Excluding the effects of exchange rate movements (Euro 763 million) and of changes in the scope of the consolidation (Euro 755 million), there was growth of 3.8%. The most important changes in the scope of the consolidation were the exit of the 9Telecom group and of Sogei S.p.A. (included for the first six months of 2002) and that of the Telespazio group (from 1 October 2002).

Revenues benefited from the positive contribution of the Mobile business unit and the increase in those generated by the Internet & Media business unit. On the other hand there was a decline in the contribution of the Domestic Wireline business unit, which saw traffic revenues decline by 6% (Euro 533 million), despite a 2.4% rise in minutes, since this was accompanied by an 8.3% reduction in the average return on retail and wholesale traffic. The downturn was offset in part by the rise in basic charges and activation fees.

Gross operating profit amounted to Euro 13,964 million, up by 2.4% (Euro 345 million) on 2001. As a ratio to revenues, it rose from 44.2% to 45.9%. Excluding the effects of exchange rate movements (Euro

186 million) and of changes in the scope of the consolidation (Euro 120 million), there was growth of 4.9% (Euro 651 million).
More specifically, the ratio to revenues for the Domestic Wireline business unit rose from 45.1% to 46.8%, while that of the Mobile business unit remained above 46%.
In more detail, the gross operating profit in 2002 was affected by:
• **Raw materials and outside services**, which decreased by 3.7% to Euro 12,558 million, primarily as a result of actions taken to raise efficiency. As a ratio to revenues, this item declined from 42.3% to 41.3%.
• **Labour costs**, which decreased by 2.5% (Euro 115 million) to Euro 4.532 million; apart from the effect of change in the scope of the consolidation, the decrease reflected the reduction in the staff of the Parent Company, Telecom Italia, from 61,081 at 31 December 2001 to 54,705 at 31 December 2002. At 14.9% the ratio of this item to revenues was in line with the result for the previous year.
At 31 December 2002 the staff of the Telecom Italia Group numbered 101,713, compared with 109,956 at 31 December 2001. Of the total reduction turnover accounted for 5,360 (the balance of 12,567 terminations and 7,207 hirings) and the changes in the scope of the consolidation for 2,883.
The most important changes in staff numbers due to those in the scope of the consolidation were the exit of the 9Telecom group (-1,003), the disposal of the Telespazio group (-1,168) and the exit of Sogei and Consiel (-1,538 in total) and the entry of Blu (+618) and the Webegg group (+719).

Operating income amounted to Euro 7.381 million, an increase of 10.6% (Euro 707 million). As a ratio to revenues, it improved from 21.7% to 24.3%. Excluding the effects of exchange rate movements and of changes in the scope of the consolidation, the increase was 9.9%.
The increase in absolute terms benefit both from the rise in gross operating income and from the fall in depreciation and amortization.
In particular:
• **Depreciation and amortization** fell by Euro 398 million, from Euro 6.275 million to Euro 5.877 million, as detailed below:

(in millions of euros)	2002 (a)	2001 (b)	Change (a - b)
Fixed assets	3,783	4,034	(251)
Intangibles	2,094	2,241	(147)
of which: goodwill	*844*	*1,022*	*(178)*
Total depreciation and amortization	**5,877**	**6,275**	**(398)**

The reduction of Euro 178 million in the amortization of goodwill was mostly due to the writedowns made in 2001.
The ratio of depreciation and amortization to revenues declined from 20.4% to 19.3%.
• **Other valuation adjustments** increased by Euro 144 million, from Euro 455 million to Euro 599 million. They were mainly in respect of receivables from customers and served to bring these into line with their estimated realizable value. The main contributions to this item came from Telecom Italia (Euro 356 million), Gruppo Seat Pagine Gialle (Euro 57 million), TIM (Euro 51 million) and Gruppo Entel Chile (Euro 40 million).

• **Provisions to reserves for risks and charges** decreased by Euro 125 million, from Euro 278 to Euro 153 million, partly owing to the Euro 54 million provision made in 2001 for the closure of the Astrolink supply contract.

• **Net other income** declined from Euro 63 million to Euro 46 million and comprised the amounts charged by TLC companies to customers in respect of arrears (Euro 106 million, as against Euro 112 million), the portions of capital grants that became available (Euro 65 million, as against Euro 73 million), indirect taxes and duties (Euro 115 million, as against Euro 120 million), costs in connection with the management of receivables (Euro 60 million, as against Euro 37 million) and the net capital losses on disposals of fixed assets and intangibles (Euro 30 million, as against Euro 17 million).

Net investment and financial income, comprising:

(in millions of euros)	2002 (a)	2001 (b)	Change (a – b)
Net investment income	18	154	(136)
Net financial expense	(1,499)	(2,153)	654
Value adjustments to financial assets	(682)	(1,956)	1,274
Total	**(2,163)**	**(3,955)**	**1,792**

In more detail:

• net investment income refers essentially to dividends received from investee companies; the reduction was due to the lower net gains realized on the listed stocks classified in current assets.

• of the total reduction in net financial expense, Euro 569 million can be ascribed to the provision that was set aside in 2001 for the commitment to purchase Seat Pagine Gialle shares; in 2002, instead, the allocation was recorded in extraordinary expense. The remaining improvement in net financial expense (Euro 85 million) benefited from the Group's lower average debt during the period and lower interest rates and fees, the effects of which were partly offset by adverse exchange rate movements for some South American countries, particularly Venezuela and Brazil.

• value adjustments to financial assets amounted to Euro 682 million and referred to:

– amortization of goodwill arising at the time of the purchase of the investments in companies accounted for using the equity method amounting to Euro 80 million (Euro 316 million in 2001). The reduction was due to the writeoffs of goodwill taken in the 2001 financial statements;

– writedowns of securities and investments included in current assets of Euro 176 million (Euro 291 million in 2001) and of long-term securities of Euro 40 million (Euro 49 million in 2001), with a total reduction of Euro 124 million compared with 2001;

– the Group's share of the equity in the earnings and losses of the unconsolidated companies accounted for using the equity method, which produced a loss of Euro 386 million (Euro 1,300 million in 2001). This refers to the losses of Stream of Euro 246 million (Euro 241 million in 2001), Aria -IS Tim Turchia of Euro 171 million (Euro 334 million in 2001) and a positive balance for the other unconsolidated companies of Euro 31 million.

Moreover, in 2001, this item had included the negative results of the investments in the Nortel Inversora group (Euro 238 million) and the Auna group (Euro 203 million) and Telespazio's writedown of Astrolink

(Euro 259 million) following the interruption of the project. The investment in Nortel Inversora, the carrying value of which was prudently written off in the consolidated financial statements for 2001, remained unchanged.

Net extraordinary income (expense), as detailed below:

(in millions of euros)	2002 (a)	2001 (b)	Change (a – b)
Extraordinary income:			
capital gains on disposals of equity investments, business segments, fixed assets and intangibles	2,413	392	2,021
other extraordinary income	401	460	(59)
	2,814	**852**	**1,962**
Extraordinary expense:			
writedowns and provisions in respect of equity investments and goodwill	(6,237)	(2,984)	(3,253)
expenses and provisions for staff cutbacks and layoffs	(494)	(380)	(114)
expenses charges under Law 58/1992 and related social security contribution payable to INPS	(229)	(232)	3
other extraordinary expense	(1,491)	(708)	(783)
	(8,451)	**(4,304)**	**(4,147)**
Total	**(5,637)**	**(3,452)**	**(2,185)**

Extraordinary income amounted to Euro 2,814 million and comprised:

• Euro 2,413 million of gains on disposals of equity investments, business segments, fixed assets and intangibles, as detailed below:

– the sale of the entire 26.89% interest held by the Telecom Italia Group in Auna, realizing a gross gain of Euro 1,245 million, which contributed – net of selling expenses – Euro 1,033 million to the consolidated net result of the Telecom Italia Group;

– the sale of the entire 19.61% interest held by the Mobile business unit in Bouygues Decaux Telecom (BDT), realizing a gross gain of Euro 484 million, which contributed Euro 266 million to the consolidated net result of the Telecom Italia Group;

– the acceptance of the tender offer for Lottomatica shares by the Information Technology Market business unit (Finsiel group), realizing a gross gain of Euro 133 million (Euro 93 million net of income taxes), which contributed Euro 73 million to the consolidated net result of the Telecom Italia Group;

– the sale to Telekom Austria (a company in which Telecom Italia International had a 14.78% interest at 31 December 2002) of the entire 25% interest held by the Mobile business unit in the Mobilkom Austria group, realizing a gross gain of Euro 115 million, which contributed 64 million to the consolidated net result of the Telecom Italia Group;

– the sale of the entire 40% interest held in Telemaco Immobiliare, realizing a gross gain of Euro 110 million, which contributed Euro 64 million to the consolidated net result of the Telecom Italia Group;

– the sale of the entire 100% interest held in Telespazio, realizing a gross gain of Euro 70 million, which contributed Euro 36 million to the consolidated net result of the Telecom Italia Group;

- the sale of the entire 100% interest held in Emsa and Telimm, and of properties and business segments in connection with the Tiglio project, realizing a total gross gain of Euro 234 million, which contributed Euro 150 million to the consolidated net result of the Telecom Italia Group;
- the disposal of other equity investments, fixed assets, intangibles and business segments for a total of Euro 22 million.
• Euro 401 million of other extraordinary income, comprising:
- prior period income of Euro 131 million arising from the recovery of accrued pre-amortization interest – on costs for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 – following the close of litigation with a ruling in Telecom Italia's favor;
- the release of Euro 77 million, primarily to absorb a portion of the reserve for risks and charges set up in 2001 by Telecom Italia to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+, following the termination of the agreement;
- other income of Euro 193 million.

Extraordinary expense amounted to Euro 8,451 million and comprised:
• writedowns for permanent impairments in value and other provisions relating to investments totaling Euro 6,237 million (Euro 2,984 million in 2001), as detailed below:
- the writedown of goodwill in respect of Seat Pagine Gialle (Euro 1,544 million) and the provision to the reserve for charges to cover the commitment to purchase Seat Pagine Gialle shares (Euro 1,942 million). The writedown and the provision were made on the basis of market value (average market price of ordinary shares for the last six months of 2002) within the framework of Telecom Italia Group's decision to consider the "Directories" business of Seat Pagine Gialle as no longer being of strategic interest. In 2001, with regard to the purchase commitment only, a provision of Euro 569 million had been set aside and included in net investment and financial income (expense);
- the writeoff of the investment in Aria - IS Tim Turchia (Euro 1,491 million) and the provision to the reserves for risks and charges to cover the Group's exposure with the same affiliated company (Euro 850 million). The provision is commensurate with the guarantees provided by the Group to the international financial institutions that are creditors of Aria - Is Tim and the loan granted directly by the Group;
- the writedown of other equity investments (Euro 46 million) and goodwill (Euro 321 million, of which Blu accounted for Euro 103 million, Netco Redes for Euro 96 million, Digitel Venezuela for Euro 75 million and other smaller subsidiaries for Euro 47 million);
- the provision relating to the purchase of an additional stake in Consodata by Seat Pagine Gialle (Euro 43 million).
The writedowns in 2001 had referred to the goodwill relating to consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brasil, Med-1 group and some companies in the Seat Pagine Gialle group) and companies valued using the equity method (Globo.com, Solpart Participaçoes, Telekom Austria and Nortel Inversora group), as well as other provisions related to investments.
• expenses and provisions totaling Euro 494 million for employee cutbacks and layoffs (of which Euro 379 million borne by Telecom Italia S.p.A.);
• expenses amounting to Euro 155 million under Law 58/1992 to cover employees under the former "Telephone Employees Pension Fund" (FPT) and Euro 74 million for the extraordinary contribution to INPS

to meet the higher financial requirements deriving from the rules of that fund after its incorporation in the general "Employee Pension Fund";

• other extraordinary expense amounting to Euro 1,491 million, as detailed below:

- the expense incurred in connection with the disposal of the equity investment in the 9Telecom group (Euro 316 million);
- the loss of deriving from the sale in November 2002 of 75 million shares (15% of the capital) of Telekom Austria AG (Euro 135 million);
- expenses in connection with corporate events at investee companies (Euro 235 million);
- provisions to reserves (Euro 194 million, of which Euro 135 million in respect of guarantees provided on the occasion of disposals of equity investments and business segments;
- writedowns of fixed assets and intangibles, mainly with reference to the mobile phone companies in Brazil (Euro 190 million);
- losses on disposals of fixed assets, intangibles and long-term investments (Euro 38 million);
- other prior-period expense of Euro 383 million.

Income taxes had a positive effect on the result of Euro 716 million, a decrease of Euro 1,641 million compared with 2001. This was due to the loss for the year that was principally caused by the abovementioned investment writedowns, which contributed to the increase in deferred tax assets, as well as the utilization of tax loss carryforwards deriving from the merger of Blu into TIM.

4.1.2 Reclassified consolidated balance sheets of the Telecom Italia Group at 31 December 2002 and 2001 and accompanying notes

Reclassified consolidated balance sheets of the Telecom Italia Group at 31 December 2002 and 2001

(in millions of euros)		At 31.12.2002	At 31.12.2001
A.	INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS		
	Intangible assets	13,052	16,197
	Fixed assets	19,291	21,757
	Long-term investments:		
	equity investments and advances on future capital contributions	2,286	6,586
	other	957	478
		35,586	**45,018**
B.	WORKING CAPITAL		
	Inventories	411	636
	Trade accounts receivable	8,201	8,346
	Other assets	6,154	5,047
	Trade accounts payable	(5,966)	(6,793)
	Reserves for risks and charges	(5,214)	(3,053)
	Other liabilities	(6,926)	(6,601)
		(3,340)	**(2,418)**
C. = A.+B.	**INVESTED CAPITAL, net of operating liabilities**	**32,246**	**42,600**
D.	RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES	**(1,305)**	**(1,350)**
E. = C.+D.	**INVESTED CAPITAL, net of operating liabilities and the reserve for employee termination indemnities**	**30,941**	**41,250**
	Financed by:		
F.	SHAREHOLDERS' EQUITY (*)		
	Parent Company interest	9,049	13,522
	Minority interest	3,774	5,786
		12,823	**19,308**
G.	**MEDIUM/LONG-TERM DEBT**	**15,018**	**16,083**
H.	**NET SHORT-TERM BORROWINGS**		
	Short-term borrowings	5,089	9,114
	Liquid assets and short-term financial assets	(2,271)	(3,505)
	Financial accrued expense (income) and deferred expense (income), net	282	250
		3,100	**5,859**
G.+H.		**18,118**	**21,942**
I. = F.+ G.+H.	**TOTAL**	**30,941**	**41,250**

(*) Net of "Receivables from shareholders for capital contribution".

Notes to the reclassified balance sheets of the Telecom Italia Group at 31 December 2002 and 2001

Intangible assets, fixed assets and long-term investments amounted to Euro 35,586 million, a decrease of Euro 9,432 million compared with the end of 2001.

In more detail:
- **fixed assets** decreased from Euro 21,757 million to Euro 19,291 million 2002 and intangibles fell from Euro 16,197 million to Euro 13,052 million. The reduction was due to the excess of the charge for depreciation and amortization over investments, to the fall in exchange rates compared with the end of 2001, to the contributions of business segments in connection with the "Tiglio" project, and to the writedowns of goodwill in respect of consolidated companies recorded in extraordinary expense;
- **long-term investments** decreased from Euro 7,064 million to Euro 3,243 million. The reduction was mainly due to disposals of investments and writedowns for permanent impairments in value.

Investments totaled Euro 6,919 million (Euro 11,257 million in 2001) and were divided as follows:

(in millions of euros)	2002 (a)	2001 (b)	Change (a–b)
Industrial investments	4,842	6,990	(2,148)
Goodwill	369	1,174	(805)
Financial investments	1,708	3,093	(1,385)
Total investments	**6,919**	**11,257**	**(4,338)**

The reduction of Euro 4,338 million in investments was mainly due to:
- *industrial investments*:
  - the reduction of Euro 1,436 million in investment by the Mobile business unit following the acquisition in 2001 of mobile phone licenses in Brazil and Greece (about Euro 1,080 million);
  - lower investments by the Domestic Wireline business unit (–Euro 339 million), by other companies in South America (–Euro 190 million) and by the Seat group (–Euro 94 million), which reflected the policy of carefully selecting investment projects to be implemented;
- *goodwill*: whereas in 2001 this had concerned the acquisition of Entel Chile (Euro 731 million), Holding Media e Comunicazione (Euro 66 million), NetCreations (Euro 93 million) and the increase in the investment in Stet Hellas (Euro 31 million), in 2002 it referred mainly to the increases in the investments in Stet Hellas (Euro 66 million) and Digitel Venezuela (Euro 27 million), the acquisition of Epiclink (Euro 49 million), Netesi (Euro 14 million) and Blu (Euro 103 million), and the increase in the investment in the Webegg group (Euro 24 million);
- *financial investments*: the capital injections made in 2001 in Aria – IS Tim Turchia (Euro 1,906 million) and Auna (Euro 276 million) were followed in 2002 by transactions involving the share capital of Stream (Euro 234 million) and Auna (Euro 193 million, repaid on August 1, 2002), the investment in the share capital of Tiglio I (Euro 197 million), the purchase of LDCom within the framework of the 9Telecom deal (Euro 172 million), the disbursement of loans to subsidiaries and affiliated companies (Euro 351 million),

the buy-back of treasury stock (Euro 287 million), and acquisitions of other investments and share capital increases for a total of Euro 274 million.

Working capital showed a negative balance that increased by Euro 922 million, from Euro 2,418 million to Euro 3,340 million.

Shareholders' equity amounted to Euro 12,823 million, compared with Euro 19,308 million at 31 December 2001. Telecom Italia's interest was Euro 9,049 million (Euro 13,522 million at 31 December 2001) and the minority interest was Euro 3,774 million (Euro 5,786 million at 31 December 2001).
The reduction of Euro 6,485 million can be detailed as follows:

(in millions of euros)		**2002**		**2001**
At beginning of year		**19,308**		**24,690**
Net income (loss) of the Parent company and minority interest		297		(1,658)
Dividends to minority interests paid by:		(3,247)		(3,097)
Telecom Italia S.p.A.	*(2,306)*		*(2,309)*	
TIM S.p.A.	*(895)*		*(743)*	
Other Group companies	*(46)*		*(45)*	
Extraordinary distribution of reserves to minority interests:		(1,698)		-
Telecom Italia S.p.A.	*(987)*		-	
TIM S.p.A.	*(711)*		-	
Cancellation of Telecom Italia S.p.A. treasury stock		-		(711)
Change in scope of the consolidation		(95)		358
Translation adjustments and other changes		(1,742)		(274)
At end of year		**12,823**		**19,308**

Translation adjustments and other changes mainly reflected the deterioration in the exchange rates of certain South American countries, including Brazil, Chile and Bolivia.

Net financial debt amounted to Euro 18,118 million, a decrease of Euro 3,824 million compared with the end of 2001, after paying dividends and distributing reserves for a total of Euro 4,945 million.
Indebtedness at 31 December 2002 benefited from the investment disposals made during the year for a total of Euro 4,771 million, net of the related expenses, mainly in connection with the sale of Auna (Euro 1,998 million), Bouygues Decaux Telecom (Euro 750 million), Mobilkom Austria (Euro 756 million), Lottomatica (Euro 212 million), Sogei (Euro 176 million), Telemaco Immobiliare (Euro 192 million), Immsi (Euro 69 million), Tiglio (euro 328 million), Telekom Austria (Euro 559 million), Telespazio (Euro 239 million), 9Telecom (Euro 529 million) and other minor companies (Euro 21 million).
Transactions involving the securitization and factoring of trade accounts receivable were also carried out and led to an improvement in net debt of Euro 1,038 million (Euro 848 million in 2001).

The following chart summarizes the major items which had an impact on the change in net debt in 2002.



21,942
4,842
369
1,708
4,945
500
10,390
5,698
100
18,118
Net financial debt at 31.12.2001
Industrial Investments
Investments of goodwill
Financial investments
Payment of dividends and reserves
Payment present value reduction in strike price of JPM put option on SEAT
Cash flow from operations
Disposals
Other
Net financial debt at 31.12.2002

4.1.3 Telecom Italia Group consolidated statements of cash flows in 2002 and 2001 and net financial position at 31 December 2002 and 2001

Consolidated statements of cash flows in 2002 and 2001

(in millions of euros)			2002		2001
A.	NET DEBT, AT BEGINNING OF YEAR		(21,942)		(17,233)
B.	CHANGE IN SCOPE OF THE CONSOLIDATION		-		(839)
C.	CASH FLOWS - OPERATING ACTIVITIES				
	Net income (loss)		297		(1,658)
	Depreciation and amortization		5,877		6,275
	(Gains) losses on sales of intangibles, fixed assets and long-term investments		(2,210)		(330)
	Writedowns of intangibles, fixed assets and long-term investments		4,384		4,039
	Change in working capital (*)		896		290
	Net change in reserve for employee termination indemnities		(45)		31
	Foreign exchange gains (losses) and other changes		691		136
			9,890		**8,783**
D.	CASH FLOWS - INVESTING ACTIVITIES				
	Long-term investments:		(6,919)		(11,257)
	intangible assets:				
	- goodwill	*(369)*		*(1,174)*	
	- other investments	*(1,584)*		*(2,736)*	
	fixed assets	*(3,258)*		*(4,254)*	
	long-term investments	*(1,708)*		*(3,093)*	
	Proceeds from the sale, or redemption value, of intangibles, fixed assets and long-term investments		5,698		1,439
			(1,221)		**(9,818)**
E.	CASH FLOWS - FINANCING ACTIVITIES				
	Capital contributions		58		240
	Capital grants		42		22
			100		**262**
F.	DIVIDENDS		**(4,945)**		**(3,097)**
G.=B.+C.+D.+E.+F.	CHANGE IN NET DEBT		**3,824**		**(4,709)**
H.=A.+G.	NET DEBT, AT END OF YEAR		**(18,118)**		**(21,942)**

(*) The difference with respect to the reclassified balance sheets is due to the movements in capital grants and the use of the reserves for risks and charges.

The change in net debt was due to the following:

(in millions of euros)	2002	2001
Increases (decreases) in medium/long-term debt	(1,065)	9,350
Increases (decreases) in short-term borrowings	(2,759)	(4,641)
Total	**(3,824)**	**4,709**

Cash flow (net income (loss), Parent Company and Minority interest + plus depreciation and amortization) amounted to Euro 6,174 million (Euro 4,617 million in 2001).

Free cash flow from operations (operating income + depreciation and amortization - industrial investments +/- change in operating working capital) amounted to Euro 8,610 million (Euro 5,990 million in 2001).

Net debt, equal to Euro 18,118 million (Euro 21,942 million at 31 December 2001), comprised:

(in millions of euros)	At 31.12.2002	At 31.12.2001
Medium/long-term debt	15,018	16,083
Net short-term borrowings:		
Short-term borrowings	5,089	9,114
Bank and postal accounts	(1,251)	(757)
Cash and valuables on hand	(4)	(5)
Short-term financial assets	(683)	(805)
Other working capital securities	(278)	(1,935)
Receivables for sales of securities	(55)	(3)
Financial accrued expense/income and deferred income/prepaid expense, net	282	250
	3,100	5,859
Total net debt	18,118	21,942

The portion of debt due beyond one year rose from 64% at 31 December 2001 to 75% at 31 December 2002. If the current portion due next year (Euro 2,677 million) is also considered as medium/long-term, the percentage rises to 88% (70% in 2001). The increase is the result of the issue of fixed-rate notes for Euro 2,500 million by Telecom Italia S.p.A. on 1 February 2002, divided into two tranches of Euro 1,250 million each, expiring, respectively on 1 February 2007 and 1 February 2012. This issue falls under the "Global Note Program".

The table below shows the composition of the gross financial debt.

	At 31.12.2002						At 31.12.2001	
(in millions of euros)	Euro	%	Non-euro	%	Total	%	Total	%
Medium/long-term debt	13,684	76	1,334	63	15,018	75	16,083	64
Short-term borrowings	4,320	24	769	37	5,089	25	9,114	36
Total	18,004	100	2,103	100	20,107	100	25,197	100

4.2 The external auditor's report on the consolidated financial statements for 2001 and 2002

The comparative data shown in the tables of Section 4.1 have been taken from the Telecom Italia Group's consolidated financial statements for the years ended 31 December 2001 and 2002. These were audited by Reconta Ernst & Young S.p.A., which issued an unqualified opinion for both years.

(THIS PAGE INTENTIONALLY LEFT BLANK)

5. Pro forma income statements and balance sheets of the absorbing company

Premise

This section contains the pro forma post-merger reclassified financial statements of Olivetti S.p.A. ("**Olivetti**") on a consolidated and a stand alone basis for the year ended 31 December 2002. The pro forma financial statements give retroactive effect to the merger of Telecom Italia S.p.A. ("**Telecom Italia**") into Olivetti, as described in the merger plan approved by the two companies' Boards of Directors on 15 April 2003 (see Section 2).

It was considered desirable to show the pro forma company financial statements as supplementary ino in addition to the pro forma consolidated financial statements in view of the very substantial effects of the Merger on the assets and liabilities and revenues and expenses of the Company Resulting from the Merger.

The pro forma post-Merger reclassified company and consolidated financial statements were prepared by making appropriate pro forma adjustments to the financial statements of the two companies participating in the Merger for the year ended 31 December 2002. These financial statements were audited by Reconta Ernst & Young S.p.A., which issued its audit reports on 18 April 2003. They are included with the financial statements of Olivetti and Telecom Italia attached to this Information Document.

The following tables show the pro forma reclassified balance sheets (which among other things indicate the effects of the pro forma adjustments on the net financial position) and income statements for the year ended 31 December 2002 are shown below.

The pro forma statements use the presentations adopted by Telecom Italia for its reclassified historical balance sheets and income statements. Since Olivetti used different presentations, its amounts were first reclassified in accordance with the presentations used by Telecom Italia.

The pro forma figures have been obtained on the basis of:

i. the amounts in Olivetti's historical financial statements;

ii. the amounts in Telecom Italia's historical financial statements;

iii. pro forma adjustments reflecting the plan for the Merger of Telecom Italia into Olivetti and the related transactions envisaged in carrying out the Merger.

In accordance with Consob Communication No. DEM/1052803 of 5 July 2001, the effects of the Merger have been shown retroactively in the pro forma balance sheets as if the Merger had taken place on 31 December 2002 and in the pro forma income statements as if it had taken place on 1 January 2002.

The pro forma adjustments made to Olivetti's reclassified historical financial statements and the assumptions upon which they are based are described in detail in Sections 5.1.1, 5.1.2 and 5.3.1.

Information on the accounting policies adopted by Olivetti and Telecom Italia in preparing their historical financial statements can be found in the notes to their financial statements for the year ended 31 December 2002 attached to this Information Document.

In order to interpret the pro forma amounts correctly, it is necessary to bear the following in mind:

i) since the figures are prepared based on assumptions, if the Merger had taken place at the dates referred to for the purpose of preparing the pro forma financial statements instead of the date at which it will actually take place, the historical figures would not necessarily have coincided with the pro forma figures;

ii) the pro forma figures do not reflect forecast data since they are drawn up to represent only the effects of the merger that can be identified and measured objectively, without considering the potential impact of changes in management policies and operational decisions made as a consequence of the Merger.

Moreover, in view of the difference between the aims of pro forma and historical financial statements and the fact that the effects of the Merger are calculated differently for the balance sheet and the income statement, the two pro forma documents need to be examined separately, without attempting to establish accounting relationships between them.

5.1 Pro forma consolidated balance sheet at 31 December 2002 and income statement for the year ended 31.12.2002

Olivetti Group – pro-forma consolidated balance sheet at 31 December 2002

(in millions of euros)	Olivetti Group before Merger	Reclassifications/ cancellation of equity investments		Conversion of Bond issues
Assets				
Intangible assets:				
Goodwill Telecom	21,351		250	
other intangible	13,210			
Fixed assets	19,449			
Long-term investments				
Equity investments and advances on future capital contributions	2,576	299	(299)	
Others	1,424			
	58,010	**299**	**(49)**	
Working capital				
Inventories	584			
Trade accounts receivable	8,418			
Other assets	7,984			
Trade accounts payable	(6,168)			
Reserves for risks & charges	(5,826)			
Other liabilities	(7,616)			
	(2,624)			
Invested Capital net of operating liabilities	**55,386**	**299**	**(49)**	
Reserve for employee termination indemnity	**(1,364)**			
Invested capital, net of operating liabilities & the reserve for empl. term. indemn.	**54,022**	**299**	**(49)**	
Financed by:				
Shareholders' equity				
Parent Company interest	11,639			6
Minority interest	8,984		(49)	
	20,623		**(49)**	**6**
Medium/long-term debt	**33,804**			**(7)**
Net short-term borrowings				
Short-term borrowings	6,827			
Liquid assets & short-term financial assets	(7,394)	299		
Financial accrued expenses (income) & deferred expenses (income), net	162			1
	(405)	**299**		**1**
Total financial indebtedness	**33,399**	**299**		**(6)**
Total	**54,022**	**299**	**(49)**	**(0)**

000073

Withdrawals	Tender Offer & cancellation of equity investments	Cancellation of treasury stock and distribution of reserves to third parties	Merger effects Reduction of minority interest on cancellation of treasury stock	Merger effects Exchange of T.I. shares held by minority shareholders	Cost of financing	Olivetti Group after Merger
	7,518					29,119
						13,210
						19,449
	8,695 (8,695)					2,576
		(334)				1,090
	8,695 (1,177)	**(334)**				**65,444**
						584
						8,418
					90	8,074
						(6,168)
						(5,826)
						(7,616)
					90	**(2,534)**
	8,695 (1,177)	**(334)**			**90**	**62,910**
						(1,364)
	8,695 (1,177)	**(334)**			**90**	**61,546**
(305)		(133)	28	3,001		14,236
	(1,177)	(994)	(28)	(3,001)		3,734
(305)	**(1,177)**	**(1,128)**				**17,970**
305	**8,695**					**42,797**
		794				7,621
					90	(7,005)
						163
		794			**90**	**778**
305	**8,695**	**794**			**90**	**43,576**
	8,695 (1,177)	**(334)**			**90**	**61,546**

Olivetti Group – pro-forma consolidated income statement for the year ended 31 December 2002

(in millions of euros)	Olivetti Group before Merger	Cancellation of Telecom Italia investment write-down
Sales and service revenues	**31,408**	
Changes in inventories of work in progress, semi-finished and finished goods	(8)	
Changes in inventory of contract work in process	(42)	
Increases in capitalized internal construction costs	675	
Operating grants	20	
Standard production value	**32,053**	
Raw materials and outside services	(13,303)	
Value added	**18,750**	
Labor cost	(4,727)	
Gross operating profit	**14,023**	
Depreciation & amortization	(7,269)	
of which goodwill	(2,142)	
Other valuation adjustments	(605)	
Provisions to reserves for risks & charges	(171)	
Net other income	38	
Operating income	**6,016**	
Net investments and financial income (expense)	(3,036)	
of which value adjustments	(786)	
Income before extraordinary items and taxes	**2,980**	
Net extraordinary income (expenses)	(5,496)	
Income before taxes	**(2,516)**	
Income taxes	2,210	(1,078)
Net income (loss) before minority interest	**(306)**	**(1,078)**
Minority interest	(467)	
Net income (loss)	**(773)**	**(1,078)**

Cost of financing		Cancellation of tax credit on T.I. dividends	Amortization of consolidation goodwill	Accrued cost of financing	Minority interests	Tax effect on pro-forma accounts	Olivetti Group after Merger
Withdrawals	Tender Offer						
							31,408
							(8)
							(42)
							675
							20
							32,053
							(13,303)
							18,750
							(4,727)
							14,023
			(163)				(7,432)
			(163)				(2,305)
							(605)
							(171)
							38
			(163)				**5,853**
(13)	(356)			(69)			(3,474)
							(786)
(13)	**(356)**		**(163)**	**(69)**			**2,379**
							(5,496)
(13)	**(356)**		**(163)**	**(69)**			**(3,117)**
		(703)				796	1,225
(13)	**(356)**	**(703)**	**(163)**	**(69)**		**796**	**(1,892)**
					(152)		(619)
(13)	**(356)**	**(703)**	**(163)**	**(69)**	**(152)**	**796**	**(2,511)**

000076

5.1.1 Description of the pro forma adjustments to the historical consolidated amounts at 31 December 2002 and for the year ended 31 December 2002

Pro forma adjustments to the historical consolidated balance sheet at 31 December 2002

1. The column "Reclassifications/cancellation of equity investments" refers to the investment in Telecom Italia that was included under working capital and not consolidated at 31 December 2002 but which, as explained in the reports of the Boards of Directors of Olivetti and Telecom Italia is involved in the Merger.

2. The column "Conversion of bond issues" refers to conversions carried out between 31 December 2002 and 15 April 2003 of Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds.

3. The column "Withdrawals" refers to the effect thereof on the assumption that 5% of Olivetti's shareholders, other than Olimpia and not considering treasury stock, exercise their right of withdrawal at a price of Euro 0.9996 per share, calculated as described below.

4. The column "Tender offer and cancellation of equity investments" refers to the outlay, financed by the line of credit remaining after the payment of withdrawals, for the purchase of Telecom Italia ordinary and savings shares at a price of respectively Euro 7.958 and Euro 4.812 per share, calculated as described below.

5. The column "Cancellation of treasury stock and distribution of reserves to third parties" refers to the cancellation by Telecom Italia of its ordinary and savings share treasury stock and the distribution of dividends to minority interests drawing on prior-year profits and reserves.

6. "Merger effects" show the reduction of the minority interest in the shareholders' equity following the cancellation of Telecom Italia's treasury stock and the exchange of the Telecom Italia shares held by the remaining minority shareholders.

7. The column "Cost of financing" shows the expense incurred in having the line of credit available.

Pro forma adjustments to the historical income statement for 2002

1. The column "Cancellation of the Telecom Italia investment writedown" shows the cancellation of the tax effect of the writedown of the investment in Telecom Italia included in Olivetti's income statement, since it was made only for tax purposes and in view of the fact that the writedown would not have been made on the assumption that the Merger was effective from 1 January 2002.

2. The columns "Cost of financing" (withdrawals and tender offer) shows the financial expense deriving from the use of the line of credit on the assumption that it was drawn down at the beginning of the year.

3. The column "Cancellation of tax credit on Telecom Italia dividends" records the elimination of the tax credit on the dividends received from Telecom Italia and shown in the income statement for the year.

4. The column "Amortization of consolidation goodwill" shows the amortization of the additional goodwill arising from the partial tender offer for Telecom Italia shares (Euro 7,518 million) and that arising from the reclassification of some Telecom Italia shares included in working capital as a long-term investment (Euro 250 million), for a total of Euro 388 million. The amortization charge was calculated with reference to a 20-year period. At the same time the remaining useful life of the existing goodwill was revised, which gave rise to a positive adjustment (lower amortization charge) of Euro 225 million.

5. The "Accrued cost of financing" is the part attributable to the year of the total expense incurred in having the line of credit available.

6. The "Tax effects on the pro forma accounts" refer to the tax liability incurred in 2002 by the Company Resulting from the Merger on the pro forma adjustments.

5.1.2 Assumptions made for the preparation of the pro forma data

Consideration was given to the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds that had been converted by 15 April 2003, the last date for the conversion of Olivetti convertible bonds under the terms governing the issues.

The recent performance of the Olivetti share price, which is now higher than the value obtained from the calculation of the withdrawal price, means that the exercise of the right is not profitable. It was therefore prudentially assumed that withdrawals by Olivetti shareholders (other than Olimpia S.p.A. and not considering treasury stock) would amount to 5% of the share capital following the conversion of the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds referred to above, at a price of Euro 0.9996 per share, obtained on the basis of the average of the official prices of the Olivetti share from 26 November 2002 to 9 May 2003, with the last official price kept unchanged from 9 May 2003 to 23 May 2003.

As regards the financing of the withdrawals by Olivetti shareholders, account was taken of the line of credit of Euro 9,000 million granted for that purpose and the related cost included in the pro forma income statement at an interest rate of 4.1% with consideration given to the three tranches in which it will be disbursed.

The whole of the portion of the financing referred to in the previous paragraph remaining after payment of the withdrawals, equal to Euro 8,695 million, was allocated to the voluntary partial Tender Offer for Telecom Italia ordinary and savings shares in equal percentages of the total ordinary and savings share capital. The tender offer prices assumed were Euro 7.958 per ordinary share and Euro 4.812 per savings share. These prices were obtained as the weighted average, augmented by 20%, of the official stock exchange prices of the Olivetti share from 12 March 2003 to 26 May 2003, the day of the third call of Olivetti's extraordinary shareholders' meeting, with the last official price available kept unchanged from 9 May 2003 to the day of the meeting, augmented by 20%.

As a consequence of the Tender Offer, Olivetti's in the total share capital of Telecom Italia after the Tender Offer and before the Merger rises from 39.53% to 56.79%.

The Tender Offer for Telecom Italia shares results in consolidation goodwill of Euro 7,518 million. The pro forma income statement contains an amortization charge corresponding to one twentieth of that amount.

Account was taken of the Telecom Italia dividend drawing on prior-year profits and reserves that will be submitted for approval to the shareholders' meeting called to approve the merger plan.
Provision was made for the company to be absorbed to cancel its ordinary and savings share treasury stock deriving from buybacks.
On the basis of an independent appraisal, Euro 22,950 million of the total cancellation deficit of Euro 25,792 million that emerged in the post-Merger balance sheet was allocated to the equity investment in TIM.
By means of the redistribution mechanism, used to account for the Merger in the company financial statements, the pre-Merger value of Olivetti's share capital was kept unchanged at Euro 8,845 million.
To permit the total participation in the Merger of the Telecom Italia shares held by Olivetti, those classified by the latter as trading securities were reclassified as long-term investments.
The expense incurred in obtaining the line of credit to pay for withdrawals and, for the portion remaining, for the purchase of shares in the Tender Offer amounted to Euro 90 million and was included in full in the pro forma balance sheet, while only the amount accruing in the first year was included in the pro forma income statement.
The costs that will be incurred in 2003 in connection with the successful outcome of the Merger for advisory services, legal opinions, valuations, etc., estimated to amount at most to Euro 110 million, were not considered among the pro forma amounts since they are non-recurring items.

5.1.3 Main effects on the income statements and balance sheets of changing the percentage of withdrawals assumed in preparing the pro forma data

The main effects on the income statements and balance sheets of changing the figure of 5% assumed for withdrawals in preparing the pro forma data and confirming acceptances of the Tender Offer utilizing all the portion of the Euro 9 billion line of credit not required to pay for the withdrawals (Euro 8,695 million) are shown in the table below.

		Absolute value			Changes		
Olivetti Group (in millions of euros)	**Pro-forma**	**0%**	**25%**	**max % (1)**	**0%**	**25%**	**max%**
Telecom Italia Goodwill	29,119	29,383	28,064	24,124	+264	-1,055	-4,995
Shareholders' equity after minority interest	14,236	14,500	13,181	9,241	+264	-1,055	-4,995
Result for the year after minority interest (2)	**(2,511)**	**(2,524)**	**(2,458)**	**(2,261)**	**+(13)**	**-(53)**	**-(250)**

(1) On the assumption of complete withdrawal apart from the shares held by Olimpia and treasury stock.
(2) The changes in the result are due to those in the amortization of the consolidation goodwill with the size of the Tender Offer for Telecom Italia shares.

5.2 Historical and pro forma amounts and per-share indicators

(in millions of euros)	Olivetti Group 2002 (historical)	2002 (pro forma)
Income statement data		
Sales and service revenues	31,408	31,408
Gross operating profit	14,023	14,023
Operating income	6,016	5,853
Net income (loss), before minority interest	(306)	(1,892)
Net income (loss), after minority interest	(773)	(2,511)
Balance sheet and financial data		
Invested capital, net	54,022	61,546
Shareholders' equity [1]:	20,623	17,970
of which:		
Parent Company interest	11,639	14,236
Minority interest [1]	8,984	3,734
Net financial debt	33,399	43,576
Cash flow [2]	6,963	5,540

(in euros)		
Per-share indicators (*)		
Net income (loss) on ordinary operations, after minority interest per share [3]:		
Ordinary	(0.1458) [4] (0.0802) [5]	(0.0653)
Savings		(0.0543)
Net income (loss), after minority interest per share:		
Ordinary	(0.0896) [4] (0.0493) [5]	(0.1614)
Savings		(0.1504)
Cash flow per share	0.8068 [4] 0.4437 [5]	0.3469
Shareholders' equity, before minority interest per share	1.3485 [4] 0.7417 [5]	0.8914
(*) Number of shares considered:		
Ordinary	8,630,811,002 [4] 15,692,383,640 [5]	9,923,320,999
net of treasury stock (ordinary shares)	214,628,828 [4] 390,234,232 [5]	112,108,258
Savings		6,047,366,234

(1) Net of "Receivables from shareholders for capital contributions", equal to Euro 4 million.

(2) Net income (loss) for the year, before minority interest plus depreciation and amortization.

(3) Net income (Loss) for the year on ordinary operations after minority interest, calculated on the basis of the result for operations net of the related taxes with reference to the number of ordinary and savings shares outstanding at the end of the year. In making the calculation, account was taken of the bylaw requiring the dividend per share for savings shares to be higher than that for ordinary shares by 2% of the share's par value (Euro 0.0110).

(4) Historical number of shares.

(5) Pro forma number of shares taking account of the change in the par value from Euro 1.00 to Euro 0.55.

5.3 Pro forma balance sheet at 31 December 2002 and income statement for the year ended 31.12.2002 of the Company Resulting from the Merger

As mentioned in the premise, the pro forma company financial statements for 2002 are shown as supplementary information in view of the size of the effects of the Merger on the balance sheet and income statement of the Company Resulting from the Merger.

Olivetti S.p.A. – pro-forma balance sheet at 31 December 2002

(in million of euros)	Olivetti spa before Merger	Reclassification	Conversion of bond issues	Withdrawals	Tender Offer for TI shares
Assets					
Intangible assets:					
Deficit from share cancellation					
goodwill					
other	179				
Fixed assets	1				
Long-term investments					
Equity investments and advances on future capital contributions:					
Telecom Italia	22,090	299			8,695
other investments	798				
Other	56				
	23,124	**299**			**8,695**
Working capital					
Inventories					
Trade accounts receivable	6				
Other assets	1,756				
Trade accounts payable	(25)				
Reserve for risks & charges	(336)				
Other liabilities	(296)				
	1,105				
Invested capital, net of operating liabilities	**24,229**	**299**			**8,695**
Reserve for employee termination indemnity	**(3)**				
Invested capital, net of operating liabilities & res. for empl. term. indemn.	**24,226**	**299**			**8,695**
Financed by:					
Shareholders' equity					
Share capital paid-in	8,845		6	(305)	
Reserves & retained earnings	6,426				
Net income (loss)	(6,240)				
	9,031		**6**	**(305)**	
Medium/long-term debt	**11,882**		**(7)**	**305**	**8,695**
Net-short term borrowings					
Short-term borrowings	3,298				
Liquid assets & short-term financial assets	(1,078)	299			
Financial accrued expenses (income) and deferred expenses (income), net	1,093		1		
	3,313	**299**	**1**		
Total financial indebtedness	**15,195**	**299**	**(6)**	**305**	**8,695**
Total	**24,226**	**299**			**8,695**

		Merger effects							
Dividend payment from TI s.p.a.	Olivetti spa before Merger	Incorporation of TI s.p.a.	Treasury s. & distr. of reserves	Cancellation TI shares	Allocation of deficit	Capital incr. and exchange	Sub total	Cost of financing	Olivetti spa after Merger
				25,792	(25,792)				
					2,842		2,842		2,842
	179	1,287					1,287		1,466
	1	12,678					12,678		12,679
	31,084			(31,084)			(31,084)		
	798	15,010			22,950		37,960		38,758
	56	588	(334)				254		310
	32,118	**29,563**	**(334)**	**(5,292)**			**23,937**		**56,055**
		70					70		70
	6	4,292					4,292		4,298
	1,756	3,468					3,468	90	5,314
	(25)	(2,958)					(2,958)		(2,983)
	(336)	(3,145)					(3,145)		(3,481)
	(296)	(4,238)					(4,238)		(4,534)
	1,105	**(2,511)**					**(2,511)**	**90**	**(1,316)**
	33,223	**27,052**	**(334)**	**(5,292)**			**21,426**	**90**	**54,739**
	(3)	**(968)**					**(968)**		**(971)**
	33,220	**26,084**	**(334)**	**(5,292)**			**20,548**	**90**	**53,768**
	8,545					300	300		8,845
511	6,937					3,726	3,726		10,663
	(6,240)								(6,240)
511	**9,243**					**4,025**	**4,025**		**13,268**
	20,875	**11,848**					**11,848**		**32,723**
	3,298	5,451	1,305				6,756	90	10,144
(511)	(1,290)	(2,698)					(2,698)		(3,988)
	1,094	527					527		1,621
(511)	**3,102**	**3,280**	**1,305**				**4,585**	**90**	**7,776**
(511)	**23,977**	**15,128**	**1,305**				**16,433**	**90**	**40,500**
	33,220	**15,128**	**1,305**			**4,025**	**20,458**	**90**	**53,768**

Olivetti S.p.A. - pro-forma income statement for the year ended 31 December 2002

(in millions of euros)	Olivetti spa before Merger	Cancellation of Telecom Italia investment write-down	Telecom Italia spa
Sales and service revenues			**17,055**
Changes in inventory of contract work in process			
Increases in capitalized internal construction costs			11
Operating grants			
Standard production value			**17,066**
Raw materials and outside services	(17)		(6,966)
Value added	**(17)**		**10,100**
Labor cost	(14)		(2,551)
Gross operating profit	**(31)**		**7,549**
Depr. & amortiz.	(72)		(3,020)
Other valuation adjustments			(357)
Prov. to reserves for risks & charges			(44)
Net other income			(83)
Operating income	**(103)**		**4,045**
Net investment and financial income (expense)	(7,193)	8,051	377
of which value adjustments	(8,400)	8,051	(654)
Income before extraordinary items and taxes	**(7,296)**	**8,051**	**4,422**
Net extraordinary income (expense)	164		(6,093)
Income before taxes	**(7,132)**	**8,051**	**(1,671)**
Income taxes	892	(1,078)	26
Net income/Loss	**(6,240)**	**6,973**	**(1,645)**

Cost of financing						
Withdrawals	T/O Telecom shares	Cancellation of dividend from TI	Amort. of unallocated cancellation deficit	Accrued cost of financing	Tax effects on pro-forma accounts	Olivetti spa after Merger
						17,055
						11
						17,066
						(6,983)
						10,083
						(2,565)
						7,518
			(142)			(3,234)
						(357)
						(44)
						(83)
			(142)			**3,800**
(13)	(356)	(1,952)		(69)		(1,155)
						(1,003)
(13)	**(356)**	**(1,952)**	**(142)**	**(69)**		**2,645**
						(5,929)
(13)	**(356)**	**(1,952)**	**(142)**	**(69)**		**(3,284)**
					796	636
(13)	**(356)**	**(1,952)**	**(142)**	**(69)**	**796**	**(2,648)**

5.3.1 Description of the pro forma adjustments to the historical company amounts at 31 December 2002 and for the year ended 31 December 2002

The pro forma company financial statements for 2002, which are shown in view of the size of the effects of the Merger on the balance sheet and income statement of the Company Resulting from the Merger, basically consider, in the columns showing the adjustment to the historical amounts to produce the pro forma amounts the adjustments described above for the pro forma consolidated amounts.

Apart from the above-mentioned adjustments, the balance sheet takes account of the "merger transactions" regarding the elimination of the equity investment in Telecom Italia as a consequence of the inclusion of its assets and liabilities, with a specific item showing the cancellation deficit. This was subsequently allocated almost entirely to the investment in TIM (Euro 22,950 million), with the remainder of Euro 2,842 million allocated to goodwill.

In addition, the column "Reconstitution of capital and exchange difference" shows the reconstitution of the share capital (Euro 300 million) in the context of the redistribution aimed at keeping Olivetti's share capital unchanged compared with the pre-merger value of Euro 8,845 million and an exchange surplus of Euro 3.726 million.

The column "Receipt of dividends from Telecom Italia" shows the portion accruing to Olivetti (Euro 511 million) of the total dividend of Euro 1,305 million to be approved by the shareholders' meeting called to approve the merger plan.

The pro forma income statement also considers, in a separate column, the succession to Telecom Italia's revenues and expenses.

In particular, the pro forma income statement of the Company Resulting from the Merger shows net income for the year before extraordinary items and taxes of Euro 2,645 million, after cancelling the writedown of the investment in Telecom Italia of Euro 8,051 million included in Olivetti's financial statements for 2002, since it was made only for tax purposes and in view of the fact that the writedown ceases to exist on the assumption that the Merger was effective from 1 January 2002.

5.3.2 Main effects on the income statements and balance sheets of changing the percentage of withdrawals assumed in preparing the pro forma data

Company Resulting from the Merger		Absolute value			Changes		
(in millions of euros)	Pro-forma	0%	25%	max % [1]	0%	25%	max%
Goodwill (cancellation deficit)	2,842	3,091	1,842	-	+249	-1,000	-2,842
Goodwill (exchange deficit)	-	-	-	1,027	-	-	+1,027
Other equity investments [2]	38,758	38,758	38,758	36,871	-	-	-1,887
Shareholders' equity	13,268	13,517	12,268	9,566	+249	-1,000	-3,702
Result for the year [3]	**(2,648)**	**(2,661)**	**(2,598)**	**(2,557)**	**+(13)**	**-(50)**	**-(91)**

(1) On the assumption of complete withdrawal apart from the shares held by Olimpia and treasury stock.
(2) The change is due to the amount allocated to the investment in TIM being smaller than the maximum possible of Euro 22,950 million.
(3) The changes in the result are due to those in the amortization of goodwill (cancellation/exchange deficit) with the size of the Tender Offer for Telecom Italia shares.

5.4 Report of the auditing firm on its examination of the pro forma figures

The report drawn up by the auditing firm Reconta Ernst & Young S.p.A. on its examination of the post-merger reclassified pro forma figures on a consolidated and a solo basis, carried out in accordance with the methods recommended by Consob in Recommendation No. DEM/1061609 of 9 August 2001 on the verification of pro forma data, is attached to this Information Document (Annex XVIII).

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6. Outlook for the absorbing company and for the group it heads

6.1 General indications regarding business since the close of the 2002 fiscal year

On 5 May 2003, the Boards of Directors of Olivetti and Telecom Italia approved their respective results for the first quarter of 2003. General indications regarding the business of Olivetti and Telecom Italia since the close of the 2002 fiscal year can therefore be found in the two companies' respective quarterly reports, which are attached to this Information Document (Annexes XIX and XX).

6.2 Information permitting a reasonable forecast of the results for the current year

In 2003 the operational profitability of the Telecom Italia Group is expected to remain substantially stable and net financial debt is expected to be further reduced.

Upon completion of the Merger to which this Information Document refers, to be submitted to the shareholders' meetings of Olivetti and Telecom Italia for their approval, Olivetti's results for 2003 will include the financial results of Telecom Italia from 1 January 2003 onwards.

In contrast with the previous years, in which Olivetti's results depended on the dividends for the year, which, together with the related tax credits, had to offset the company's financial and operating expenses, the results for 2003 will include the entire net income that Telecom Italia succeeds in generating, after meeting the financial expenses arising from the company's debt, which will show a temporary increase as a consequence of the transactions related to the Merger (withdrawals and the Tender Offer), the operating expenses for the year and the costs incurred in carrying out the Merger. The temporary increase in debt, covered by the financing put in place for the Merger, is expected to be reduced, partly by using the proceeds of the sale of other non-strategic assets for this purpose.

When consideration is also given to the additional tax benefits deriving from the Merger, it is likely that the net result of the Company Resulting from the Merger will be positive. This will permit a dividend policy whereby Telecom Italia's present shareholders will receive a total dividend at least in line with what they receive today.

The consolidated operating result of the Group headed by the Company Resulting from the Merger in 2003, before amortization of the Merger goodwill, is also expected to be positive in view of Telecom Italia's continued operational profitability.

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Annexes

I. Report of the directors of Olivetti S.p.A. pursuant to Article 2501-*quater* of the Civil Code.

II. Report of the directors of Telecom Italia S.p.A. pursuant to Article 2501-*quater* of the Civil Code.

III. Merger plan referred to in Article 2501-*bis* of the Civil Code with attached a copy of the bylaws of the Company Resulting from the Merger.

IV. Balance sheet of Olivetti S.p.A. at 31 December 2002 pursuant to Article 2501-*ter* of the Civil Code (2002 financial statements).

V. Balance sheet of Telecom Italia S.p.A. at 31 December 2002 pursuant to Article 2501-*ter* of the Civil Code (2002 financial statements).

VI. Report of the auditing firm Deloitte & Touche Italia S.p.A. pursuant to Article 2501-*quinquies* of the Civil Code.

VII. Report of the auditing firm Reconta Ernst & Young S.p.A. pursuant to Article 2501-*quinquies* of the Civil Code.

VIII. JP Morgan Chase Bank Fairness Opinion, used by the directors of Olivetti S.p.A. for the purpose of determining the exchange ratio.

IX. Summary description of the analyses carried out by JP Morgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion.

X. JP Morgan Chase Bank Confirmation Letter.

XI. Lazard Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of determining the exchange ratio.

XII. Summary description of the analyses carried out by Lazard, as Telecom Italia's financial advisor, with reference to its Fairness Opinion.

XIII. Lazard Confirmation Letter.

XIV. Goldman Sachs Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of establishing the exchange ratio.

XV. Summary description of the analyses carried out by Goldman Sachs, as Telecom Italia's financial advisor, with reference to its Fairness Opinion.

XVI. Conclusions reached by Professor Angelo Provasoli with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio.

XVII. Extracts from the shareholders' agreements published pursuant to Article 122 of the Consolidated Law.

XVIII. Report of the auditing firm Reconta Ernst & Young S.p.A. on its examination of the pro forma balance sheet and income statement amounts for Olivetti S.p.A.

XIX. Quarterly report of the Olivetti Group for the three months ended 31 March 2003.

XX. Quarterly report of the Telecom Italia Group for the three months ended 31 March 2003.

ANNEXES

EXHIBIT 2.7

Annex V.
Balance sheet of Telecom Italia S.p.A. at 31 December 2002
pursuant to Article 2501-ter of the Civil Code
(2002 financial statements)

TELECOM ITALIA

ANNUAL REPORT 2002

CONTENTS

CORPORATE BOARDS

Board of Directors [1]	**Chairman**	Marco Tronchetti Provera (E)
	Deputy Chairman	Gilberto Benetton
	Managing Directors	Carlo Orazio Buora (E)
		Riccardo Ruggiero (E) *
	Directors	Umberto Colombo (I)
		Francesco Denozza (I)
		Luigi Fausti (I)
		Guido Ferrarini (I)
		Natalino Irti (I)
		Gianni Mion
		Pietro Modiano °
		Massimo Moratti
		Carlo Alessandro Puri Negri
		Pier Francesco Saviotti
		Roberto Ulissi (I)
	Secretary to the Board	Francesco Chiappetta
Directors' Compensation Committee	**Chairman**	Luigi Fausti
	Members	Umberto Colombo
		Pier Francesco Saviotti
Audit and Corporate Governance Committee	**Chairman**	Roberto Ulissi
	Members	Guido Ferrarini
		Natalino Irti
Board of Statutory Auditors [2]	**Chairman**	Paolo Germani
	Acting auditors	Mario Boidi
		Paolo Golia
		Fabrizio Quarta
		Gianfranco Zanda
	Alternate auditors	Enrico Bignami
		Leonida Liuni
Common representative of savings shareholders [3]		Carlo Pasteris
Independent auditors [4]		Reconta Ernst & Young S.p.A.

(E) Executive director.

(I) Independent director.

1 Appointed by the Shareholders' Meeting on November 7, 2001.

2 Appointed by the Shareholders' Meeting on July 3, 2000.

3 Appointed by the special Savings Shareholders' Meeting on October 31, 2001.

4 Appointed by the Shareholders' Meeting on June 12, 2001.

* Appointed by the Shareholders' Meeting on December 12, 2002; he holds the position of general manager since May 5, 2002.

° Appointed by the Shareholders' Meeting on December 12, 2002.

SELECTED ECONOMIC AND FINANCIAL DATA - TELECOM ITALIA GROUP

Changes in the scope of consolidation in 2002 refer to the exclusion of the 9 Telecom group, the Telespazio group and the companies Sogei S.p.A., Consiel S.p.A., DataHouse S.p.A., Emsa S.p.A., Immsi S.p.A., and Telimm S.p.A.; additions include the Webegg group, Blu S.p.A. and other minor companies. These changes, moreover, did not have a significant impact on the economic results or the financial conditions for the year ended December 31, 2002.

Revenues (euro/millions)


+13.4%
-1.4%
27,169
30,818
30,400
2000
2001
2002

Operating income (euro/millions)


+3.6%
6,440
6,674
7,381
2000
2001
2002

Revenues/Employees (euro/thousands)


+23.9%
+4.2%
231.4
286.7
298.7
2000
2001
2002

	2002	2001	2000 (*)
Results of operations (in millions of euro)			
Sales and services revenues	30,400	30,818	27,169
Gross operating profit	13,964	13,619	12,217
Operating income	7,381	6,674	6,440
Income (loss) before income taxes	(419)	(733)	4,802
Income (loss) before minority interest	297	(1,658)	2,892
Net income (loss)	(322)	(2,068)	2,028
Free cash flow (1)	8,610	5,990	4,453
Investments:	6,919	11,257	19,484
- Industrial	4,842	6,990	7,375
- Goodwill	369	1,174	9,109
- Financial	1,708	3,093	3,000
Financial condition (in millions of euro)			
Total assets	52,786	62,670	61,985
Net invested capital	30,941	41,250	41,923
Shareholders' equity	12,823	19,308	24,690
-Parent company's interest	9,049	13,522	18,821
-Minority interest	3,774	5,786	5,869
Net debt	18,118	21,942	17,233
Profit and financial indexes			
Gross operating profit/Revenues	45.9%	44.2%	45,0%
Operating income/Revenues (ROS)	24.3%	21.7%	23.7%
Return on investments (ROI)	20.4%	16,0%	18.4%
Free cash flow/Revenues	28.3%	19.4%	16.4%
(Debt ratio) Net debt/ Net invested capital	58.6%	53.2%	41.1%
Employees			
Employees (number in Group at year-end)	101,713	109,956	107,171
Employees (average number in Group)	101,789	107,491	117,424
Revenues/Employees (Group average), euro/thousands	298.7	286.7	231.4

(*) Restated to give effect to the consolidation of the Nortel Inversora group (Telecom Argentina) using the equity method instead of the proportional method.

(1) Calculated as follows: Operating income + Depreciation and amortization – Industrial investments – Change in operating working capital.

KEY DATA - TELECOM ITALIA BUSINESS UNITS /OPERATING ACTIVITIES

In May 2002, the International Operations (IOP) "Operating Activity" was disbanded. Although maintaining the same corporate control structure, the relative companies and business segments of Telecom Italia organizationally became part of the following: the Domestic Wireline BU (Intelcom San Marino and Golden Lines), the Foreign Holdings Central Function (9 Telecom group, BB Ned group, Auna group, Telekom Austria group, Telekom Srbija, Etec S.A. and what remains of the ex IOP) and the companies in the South American area report to Latin America Operations (LAO).

Telecom Italia Group thus operated with the following Business Unit/Operating Activities structure:

(in millions of euro)		Domestic Wireline (1)	Mobile	South America (1) (2)	Internet and Media	IT Market (3)	IT Group (3)	**Sub-total**	Other activities and eliminations (4)	**Consolidated total**
Sales and services revenues	2002	17,022	10,867	1,409	1,991	912	1,215	**33,416**	(3,016)	**30,400**
	2001	17,168	10,250	1,534	1,957	1,198	1,198	**33,305**	(2,487)	**30,818**
Gross operating profit	2002	7,965	5,039	450	593	104	140	**14,291**	(327)	**13,964**
	2001	7,750	4,760	527	444	166	188	**13,835**	(216)	**13,619**
Operating income	2002	4,700	3,358	146	232	61	(21)	**8,476**	(1,095)	**7,381**
	2001	4,361	3,136	187	31	123	22	**7,860**	(1,186)	**6,674**
Investments:										
- Industrial	2002	2,462	1,715	216	81	30	158	**4,662**	180	**4,842**
	2001	2,801	3,151	406	175	30	162	**6,725**	265	**6,990**
- Goodwill	2002		196		40		28	**264**	105	**369**
	2001		31		203	1	6	**241**	933	**1,174**
Number of employees at December 31	2002	53,682	18,702	5,461	7,715	4,493	7,327	**97,380**	4,333	**101,713**
	2001	57,895	16,721	5,746	9,264	6,441	6,844	**102,911**	7,045	**109,956**

(1) For purposes of a more meaningful comparison, the data relating to 2001 has been restated.
(2) The data relates to the Entel Chile group, the Entel Bolivia group, the companies Telecom Italia America Latina and the South American business segment of Telecom Italia.
(3) In the early months of 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group; beginning January 1, 2002, Saritel S.p.A. has been consolidated in the Information Technology Group BU instead of the Domestic Wireline BU.
(4) The data presented above includes the Foreign Holdings Central Function and the Telespazio business unit, sold in the last quarter of 2002 and consolidated only with respect to the statement of income for the first nine months of 2002.

Major economic and operating indicators in 2002 by Business Unit / Operating Activity


Gross operating margin
Operating income
Industrial investments
Employees(*)
Domestic Wireline
51.0%
55.8%
55.5%
52.9%
52.8%
Mobile
32.5%
35.3%
39.6%
36.8%
18.4%
South America (1)
4.2%
3.1%
1.7%
4.6%
5.4%
Internet and Media
6.0%
4.1%
2.7%
1.7%
7.6%
IT Market
2.7%
0.7%
0.7%
0.6%
4.4%
IT Group
3.6%
1.0%
(0.2)%
3.4%
7.2%

(*) 4.2% of employees work in Other Activities of the Telecom Italia Group.

(1) The data relates to the Entel Chile group, the Entel Bolivia group, the companies Telecom Italia America Latina and the South American business segment of Telecom Italia.

OPERATING HIGHLIGHTS - TELECOM ITALIA GROUP

Voice flat rate plans (thousands)


+86.1%
+27.6%
2,200
4,094
5,224
12/31/2000
12/31/2001
12/31/2002

TIM lines in Italy (thousands)


+10.6%
+5.7%
21,601
23,946
25,302
12/31/2000
12/31/2001
12/31/2002

	2002	2001	2000
DOMESTIC WIRELINE			
Fixed network connections in Italy (thousands)	27,142	27,353	27,153
- of which digital (equivalent ISDN channels)	5,756	5,403	4,584
Voice flat rate plans (thousands)	5,224	4,094	2,200
Network infrastructure in Italy			
- access network in copper (millions of km - pair)	104.3	104.3	104.0
- access network and transport in fiber optics (millions of km of fiber optics)	3.6	3.2	3.1
Network infrastructure abroad			
- European backbone (km of fiber optics)	36,600	36,600	36,600
MOBILE			
TIM lines in Italy (at year-end, thousands)	25,302	23,946	21,601
TIM group foreign lines (at year-end, thousands) (1)	13,809	10,923	7,637
TIM group lines total (Italy + foreign in thousands) (1)	39,111	34,869	29,238
GSM penetration in Italy (% of population)	99.8	99.7	99.6
E-TACS penetration in Italy (% of population)	98.0	98.0	98.0
INTERNET AND MEDIA			
Directories:			
- published by Seat Pagine Gialle (units)	304	304	304
- published by Thomson (TDL Infomedia Ltd.) (units)	173	173	170
Internet:			
Page views Virgilio (millions)	5,267	3,945	2,218
Active users ISP (at year-end, thousands)	2,226	1,804	1,656

(1) The foreign lines at December 31, 2001 and December 31, 2000 have been rendered comparable to those at December 31, 2002, excluding the lines of Bouygues Decaux Telecom, Amena (mobile operator controlled by Auna) and the Mobilkom Austria group. The foreign lines include those of the affiliate Aria - IS TIM Turchia and the subsidiary Radiomobil.

SHAREHOLDER INFORMATION

TELECOM ITALIA S.p.A. SHARES

Share capital	euro 4,023,816,860.80
Ordinary shares (par value euro 0.55 each)	No. 5,262,908,631
Savings shares (par value euro 0.55 each)	No. 2,053,122,025
Market capitalization (based on average December 2002 prices)	euro 50,362 million
Percentage of Telecom Italia stock	
. on Mibtel Index (Telecom Italia – ordinary and savings)	10.1% (at 12/31/2002)
. on DJ eurostoxx TLC Index [1] (Telecom Italia - ordinary)	5.1% (at 12/31/2002)
Percentage of the stocks of companies in the Telecom Italia Group	
. on Mibtel Index (Telecom Italia, TIM, Seat Pagine Gialle – ordinary and savings)	19.9% (at 12/31/2002)
. on DJ eurostoxx TLC Index (Telecom Italia, TIM – ordinary)	10.0% (at 12/31/2002)

SHAREHOLDERS

Shareholders of Telecom Italia S.p.A. as of stock ledger at December 31, 2002 (Ordinary shares)


Foreign companies 2.81%
Others 8.63%
Italian companies 0.65%
OLIVETTI 54.94%
Foreign institutional investors 22.42%
Italian institutional investors 10.55%

[1] The Index is calculated on a geographical basis that includes all European countries.

DISTRIBUTION OF INCOME RESERVES

Mention should made of the fact that:

- ✓ the TIM Shareholders' Meeting on December 11, 2002 voted to distribute reserves to the shareholders up to a maximum of euro 1,600 million, equal to euro 0.1865 per each ordinary and savings share. Payment was made from these reserves starting from December 19, 2002; the amount paid out amounted to euro 1,597 million, of which euro 711 million was to minority shareholders.
- ✓ the Telecom Italia Shareholders' Meeting on December 12, 2002 voted to reclassify reserves by the transfer of euro 2,160 million from "miscellaneous reserves" to "additional paid-in-capital ", the transfer of euro 820 million from "additional paid-in-capital" to the "legal reserve", the transfer of euro 660 million from the "legal reserve" to "miscellaneous reserves" with the contextual change in the name to "miscellaneous income reserves".
  This reclassification immediately identifies the nature of the reserves in the financial statements, namely whether they are profit or capital reserves.
  The same Shareholders' Meeting resolved to distribute reserves for a maximum amount of euro 1,000 million, paying euro 0.1357 to the shareholders per each ordinary and savings share. On December 19, 2002, a payment of euro 987 million was made.

PERFORMANCE OF THE MAIN STOCKS OF THE TELECOM ITALIA GROUP

Relative performance Telecom Italia S.p.A., 2002 vs. MIBTEL Index and DJ eurostoxx TLC Index (ordinary shares) (Source: Reuters)



110
100
90
80
70
60
50
Jan-02
Feb-02
Mar-02
Apr-02
May-02
June-02
July-02
Aug-02
Sept-02
Oct-02
Nov-02
Dec-02
TELECOM ITALIA Ord. (*)
TELECOM ITALIA Sav. (*)
MIBTEL Index
Dow Jones EUROSTOXX TLC Index

Relative performance TIM S.p.A. 2002, vs. MIBTEL Index and DJ eurostoxx TLC Index (ordinary shares) (Source: Reuters)



110
100
90
80
70
60
50
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
July 02
Aug-02
Sept02
Oct-02
Nov-02
Dec-02
TIM Ord. (*)
MIBTEL Index
Dow Jones EUROSTOXX TLC Index

Relative performance Seat Pagine Gialle S.p.A., 2002 vs. MIBTEL Index and DJ eurostoxx TLC Index (ordinary shares) (Source: Reuters)



Jan-02
Feb-02
Mar-02
Apr-02
May-02
June-02
July -02
Aug-02
Sept-02
Oct-02
Nov-02
Dec-02
SEAT PG Ord. (*)
MIBTEL Index
Dow Jones EUROSTOXX MEDIA Index

■ FINANCIAL INDICATORS

(in euro)	2002	2001	2000
Telecom Italia S.p.A.			
Market price (December average) (*)			
- Ordinary share	7.61	9.56	12,75
- Savings share	5.03	5.80	6,33
Dividends			
- Ordinary share	0.3125 (°)	0.3125	0,3125
- Savings share	0.3235 (°)	0.3237	0,3238
Pay-out Ratio	-	95%	90%
Market to Book Value	4.6	3.9	4,3
Dividend Yield (on December average market prices)			
- Ordinary share	4.11%	3.27%	2,45%
- Savings share	6.43%	5.58%	5,11%
Telecom Italia Group			
Earnings/(loss) per share	(0.0443)	(0.2827)	0.2770
Operating free cash flow per share	1.1851	0.8189	0.6082
Consolidated equity per share	1.2455	1.8486	2,5708

Ratings at 12/31/2002		**Outlook**
STANDARD&POOR'S	BBB+	Positive
MOODY'S	Baa1	Positive
FITCH IBCA	A-	Stable

The positive outlook expressed by both Moody's and Standard & Poor's is confirmation of the Company's credibility to reduce its debt and sell its non-core businesses, as established by the Industrial Plan. The opinion expressed by the rating agencies also reflects expectations that the Company will remain the leading operator in Italy in both wireline and mobile telephone services with the ability to continue to generate cash flows.

(°) In line with the objective of ensuring shareholders dividends commensurate with those paid out for 2001, in December 2002, reserves were distributed corresponding to a per share dividend of euro 0.1357. A motion will be put before the Shareholders' Meeting for the approval of the financial statements for the year ended December 2002 to pay out the residual dividends of euro 0.1768 euro per ordinary share and euro 0.1878 per savings share, by drawing from the income and capital reserves.

MACRO-ORGANIZATION CHART OF TELECOM ITALIA GROUP AT DECEMBER 31, 2002



Chairman
Marco Tronchetti Provera
Deputy Chairman
Gilberto Benetton
C.E.O.
Carlo Buora
Assistant to the Chairman
Giuseppe Sala
Assistant to C.E.O.
Fausto Federici
Communication and Image
G.Carlo Rocco di Torrepadula
Brand Enrichment
Andrea Kerbaker
Human Resources
Gustavo Bracco
Public and Economic Affairs
R. Perissich
A. Camanzi (Co-director)
General Counsel
Francesco Chiappetta
IN.TEL. AUDIT (1)
Armando Focaroli
Finance Administration and Control
Enrico Parazzini
Purchasing
Germanio Spreafico
Corporate and Legal Affairs
Aldo Cappuccio
Security (2)
Luciano Gallo M.
Mergers and Acquisitions
Francesca Di Carlo
Research and Development
Andrea Granelli
Investor Relations (3)
Alberto Borgia
Venture Capital (4)
Andrea Granelli
Foreign Holdings
Francesco S. Bruno
Real Estate and General Services (5)
Salvatore Sardo
Information Technology Group
Arrigo Andreoni
Domestic Wireline
Riccardo Ruggiero
Mobile
Marco De Benedetti
Internet and Media
Paolo Dal Pino
Latin America Operations (6)
Oscar Cristianci
Information Technology Market
Nino Tronchetti Provera

(1) Consortium company which carries out Internal Auditing activities in the Telecom Italia Group and Olivetti.

(2) Starting March 1, 2003, Giuliano Tavaroli took over responsibility for the Security function.

(3) Starting February 1, 2003, Olimpia Cuomo took over responsibility for the Investor Relations function.

(4) In January 2003, the Venture Capital function was disbanded.

(5) In February 2003 the Real Estate and General Services Operating Activity was disbanded; its activities and resources were reassigned to other corporate functions of the Group.

(6) The function coordinates the activities of the Telecom Italia Group in Latin America, to be developed in accordance with the strategic plan. It reports to the International Steering Committee, composed of the Chairman and CEO. Permanent invitations to the Steering Committee meetings are extended to those in charge of the Domestic Wireline and Mobile Business Units; the assistant to the Chairman is the Secretary. Beginning February 2003, Latin America Operations reports directly to the CEO Carlo Buora for wireline TLC and to the manager of the Mobile Business Unit Mobile for Mobile TLC.

■ INTERNATIONAL PRESENCE OF TELECOM ITALIA GROUP AT DECEMBER 31, 2002 - MAJOR SUBSIDIARIES

Presence through subsidiaries
Presence through affiliates or other companies



ITALY

DOMESTIC WIRELINE
- Atesia S.p.A. *
- Path.net S.p.A. *
- Telecom Italia Sparkle S.p.A. *
- Telecontact Center S.p.A.

MOBILE
- TIM S.p.A. *

INTERNET AND MEDIA
- Buffetti Group *
- Holding Media e Comunicazione Group *
- Matrix S.p.A. *
- Seat Pagine Gialle S.p.A. *

IT MARKET
- Agrisian S.C.p.A.
- Aspasiel S.p.A.
- Banksiel S.p.A. *
- EIS S.p.A.
- Finsiel S.p.A. *
- Insiel S.p.A. *
- Tele Sistemi Ferroviari S.p.A. *

IT GROUP
- Netikos Group *
- TILAB Group *
- Webegg Group *
- I.T. Telecom S.p.A. *

OTHER ACTIVITIES
- Saiat S.p.A. *
- TI Learning Services S.p.A. *

EUROPE

DOMESTIC WIRELINE
- Intelcom S.Marino (S.Marino) *
- Pan European Backbone (Europe) *
- TMI – Telemedia International Luxemburg S.A.

INTERNET AND MEDIA
- Consodata Group (France) *
- Telegate Group (Germany) *
- TDL Infomedia Group (Great Britain) *

FOREIGN HOLDINGS
- BBNed (Holland)
- Telecom Italia International (Holland)

OTHER ACTIVITIES
- T.I.Finance (Luxembourg) *

MEDITERRANEAN BASIN

DOMESTIC WIRELINE
- Mediterranean Nautilus Group (Mediterranean Basin) *
- Med-1 Group (Mediterranean Basin) *

MOBILE
- Stet Hellas S.A. (Greece) *



SOUTH AMERICA

DOMESTIC WIRELINE
- Latin American Nautilus Group (Latin America) *

MOBILE
- Bitel Participaçoes S.A. (Brazil)
- Corporacion Digitel C.A. (Venezuela) *
- Tele Celular Sul Participaçoes Group (Brazil) *
- Tele Nordeste Celular Participaçoes Group (Brazil) *
- Maxitel S.A. (Brazil) *
- TIM Celular S.A. * (Brazil)
- TimNet Com S.A. (Brazil)
- TIM Perù S.A.C. (Peru) *

LATIN AMERICA OPERATIONS
- Entel Bolivia Group (Bolivia) *
- Entel Chile Group (Chile) *
- Telecom Italia America Latina

(1) In May 2002, the International Operations (IOP) "Operating Activity" was disbanded. Although maintaining the same corporate control structure, the relative companies became part of the following: the Domestic Wireline BU (Intelcom San Marino and Golden Lines), the Foreign Holdings Central Function (9Telecom Reseau group, BB Ned group, Auna group, Telekom Austria group, Telekom Srbija, Etec S.A. and what remains of the ex IOP) and the companies in the South American area report to Latin America Operation (LAO).
* Comments on the main economic and financial performance of these companies are provided in the report.

■ ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA GROUP

RESULTS OF OPERATIONS

The **consolidated net result of the Group** for 2002 is a loss of euro 322 million (net income of euro 297 million *before minority interest).* In 2001, the consolidated net result of the Group was a loss of euro 2,068 million (loss of euro 1,658 million *before minority interest*).
The *pretax result* was a loss of euro 419 million. The improvement of euro 314 million compared to the prior year was due to:

- a notable increase in the *operating income* (+euro 707 million);
- an improvement in *net investment and financial income (expense)* (+euro 1,792 million)
- a deterioration in *net extraordinary income (expense)* (-euro 2,185 million).

  The latter, as detailed later in the report, includes:
  - gains from the disposal of investments for euro 2,413 million (euro 264 million in 2001) following the sales of Auna, Bouygues Decaux Telecom (BDT), Mobilkom Austria, Lottomatica, Telemaco Immobiliare, Telespazio and the Tiglio transaction;
  - writedown of Seat Pagine Gialle goodwill and provision to the reserve for charges in respect of the forward commitment to purchase Seat Pagine Gialle shares for a total of euro 3,486 million, following the decision - taken within the framework of the redefinition of Telecom Italia Group's strategies - of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest. In 2001, with regard to the purchase commitment, a provision of euro 569 million had been aside and was included in net investment and financial income and expense;
  - writedowns of investments and goodwill on investments for euro 2,751 million (euro 2,984 million in 2001) mainly with regard to Aria - Is Tim Turchia, Netco Redes, Corporacion Digitel and Blu;
  - other extraordinary expense for euro 1,813 million (euro 732 million in 2001) relating in 2002, among other things, to the expenses incurred on the sale of the investment in the 9Telecom group, the loss on the sale of Telekom Austria AG shares, the expenses connected with extraordinary investment transactions, the expenses and provisions for employee cutbacks and layoffs and provisions to reserves.

Sales and service revenues in 2002 amounted to euro 30,400 million, with a reduction of 1.4% compared to 2001. Excluding the effect of the changes in the exchange rates (euro 763 million), the increase was 1.1%, while the effect of the change in the scope of consolidation was euro 755 million. Excluding such effects, the organic growth was +3.8%. Particularly affecting the change in the scope of consolidation are the exclusion of the 9Telecom group and Sogei (both consolidated for the first six months of 2002) and the exit of the Telespazio group from October 1, 2002.
The increase in revenues reflected the positive contribution made by the Mobile BU and higher revenues from the Internet and Media BU, contrasting a reduction in the revenues contributed by the Domestic Wireline BU where traffic revenues, despite a 2.4% increase in terms of minutes, fell by euro 533 million (-6.0%). In spite of an increase in minutes, the average return of retail and wholesale traffic fell by 8.3%. Such phenomena were partly compensated by higher basic charges and activation fees.

The breakdown of sales and service revenues is as follows:

Geographical area (millions of euro)	**2002**		**2001**	
Italy	24,652	81.1%	24,456	79.4%
Rest of Europe	2,182	7.2%	2,169	7.0%
North America	354	1.2%	968	3.1%
Central and South America	2,638	8.7%	2,592	8.4%
Australia, Africa and Asia	574	1.9%	633	2.1%

Gross operating profit, equal to euro 13,964 million, rose in comparison to 2001 by euro 345 million (+ 2.5%). As a percentage of revenues, the gross operating profit was 45.9% (44.2% in 2001). Excluding the effect of exchange rates (euro 186 million) and the effect caused by the change in the scope of consolidation (euro 120 million), the increase was 4.9% (euro 651 million).

In particular, the percentage of the Domestic Wireline BU's gross operating profit to revenues rose from 45.1% in 2001 to 46.8% in 2002, while the Mobile BU confirms its position at over 46%.

In greater detail, gross operating profit was impacted in 2002 by the following:

- **raw materials and outside services,** equal to euro 12,558 million, were down by 3.7% compared to 2001. The reduction was principally due to action taken to improve the level of efficiency. The percentage of raw materials and outside services to revenues was 41.3%, a decrease from 2001 (42.3%).

- **Labor costs**, equal to euro 4,532 million, were lower by euro 115 million compared to 2001 (2.5%). The decrease was connected to the change in the scope of consolidation as well as the headcount reduction in Telecom Italia. As a percentage of revenues, labor costs were 14.9%, in line with 2001. Employees at December 31, 2002 numbered 101,713 (109,956 at December 31, 2001). A breakdown is presented below:

	12/31/2002 (a)	12/31/2001 (b)	Change (a – b)
Italy	83,541	90,628	(7,087)
Outside Italy	18,172	19,328	(1,156)
Total employees	**101,713**	**109,956**	**(8,243)**

Contributing to this decrease were the changes in the scope of consolidation, with a net headcount reduction of -2,883, and the drop in the number of employees due to turnover (-5,360). The headcount variation caused by changes in the scope of consolidation specifically refer to the exclusion of the 9Telecom group (-1,003), the sale of the Telespazio group (-1,168), the exit of Sogei and Consiel (a total of -1,538) and other minor companies (-711), as well as the inclusion of Blu (+618), the Webegg group (+719), Netesi and Epiclink (a total of +168) and other minor companies (+32).
As regards turnover, during the year 12,567 employees left and 7,207 were hired.

Operating income, equal to euro 7,381 million, increased by euro 707 million (+10.6%) compared to 2001, and as a percentage of revenues rose from 21.7% in 2001 to 24.3% in 2002. Excluding the effect of exchange rates and the consequence of the change in the scope of consolidation, the gain was 9.9%.
The increase in the absolute amount reflects higher gross operating profit, in addition to the decrease in amortization and depreciation charges.

In particular:

- **Depreciation and amortization**, equal to euro 5,877 million (euro 6,275 million in 2001), recorded a reduction of euro 398 million. Details are as follows:

(millions of euro)	2002 (a)	2001 (b)	Change (a – b)
Fixed assets	3,783	4,034	(251)
Intangibles	2,094	2,241	(147)
of which goodwill	*844*	*1,022*	*(178)*
Total depreciation and amortization	**5,877**	**6,275**	**(398)**

The reduction in the *amortization of goodwill* (-euro 178 million) was primarily due to the goodwill writeoffs taken in 2001.
As a percentage of revenues, depreciation and amortization charges were 19.3%, down from 20.4% in 2001.

- **Other valuation adjustments,** equal to euro 599 million (euro 455 million in 2001), increased by euro 144 million compared to 2001. Such adjustments were principally for writedowns to reduce receivables from customers to their estimated realizable value. They referred, in particular, to:
  - Telecom Italia: euro 356 million
  - Seat Pagine Gialle group: euro 57 million
  - Tim: euro 51 million
  - Entel Chile group: euro 40 million

- **Provisions to reserves for risks and charges**, amounting to euro 153 million (euro 278 million in 2001), presented a reduction of euro 125 million, which was partly due to the amount provided in 2001 for the closing of the Astrolink contract (euro 54 million).

- **Net other income (expense)** showed an income balance of euro 46 million (an income balance of euro 63 million in 2001). Details are as follows:

(millions of euro)	2002 (a)	2001 (b)	Change (a – b)
Indirect duties and taxes	(115)	(120)	5
Net loss on sale of fixed assets and intangibles	(30)	(17)	(13)
Expenses connected with credit management	(60)	(37)	(23)
Late payment fees charged by TLC companies to customers	106	112	(6)
Portion of capital grants credited to income during the year	65	73	(8)
Sundry other income and expense	80	52	28
Total	**46**	**63**	**(17)**

Net investment and financial income (expense) is composed of the following:

(millions of euro)	2002 (a)	2001 (b)	Change (a – b)
Net investment income	18	154	(136)
Net financial expense	(1,499)	(2,153)	654
Value adjustments to financial assets	(682)	(1,956)	1,274
Total	**(2,163)**	**(3,955)**	**1,792**

Details are as follows:

- The reduction in net investment income was due to lower net gains realized on the listed stocks classified in current assets.
- The reduction in net financial expenses, for euro 569 million, can be ascribed to the provision that was set aside in 2001 for the forward commitment to purchase Seat Pagine Gialle shares that, in 2002, instead, was recorded in extraordinary expense. Excluding such effect, the improvement in net financial expenses (+euro 85 million) came from a lower average debt exposure of the Group during the period and lower interest rates and fees that was mainly countered by a worsening of the exchange rates which negatively affected certain South American economies, particularly Venezuela and Brazil.
- Value adjustments to financial assets, equal to euro 682 million, refer to:
  - amortization of goodwill arising at the time of the purchase of the investments in companies accounted for using the equity method, equal to euro 80 million (euro 316 million in 2001). The reduction is due to the writeoffs of goodwill taken in the 2001 financial statements;
  - writedowns of securities and investments included in current assets of euro 176 million (euro 291 million in 2001) and long-term securities of euro 40 million (euro 49 million in 2001), with a total reduction of euro 124 million compared to 2001;
  - the Group's share of the equity in the earnings and losses of the unconsolidated companies accounted for using the equity method which produced a loss of euro 386 million (-euro 1,300 million in 2001). This refers to the losses of Stream of euro 246 million (euro 241 million in 2001), Aria -Is Tim Turchia of euro 171 million (euro 334 million in 2001) and the earnings balance relating to the earnings and losses of the other unconsolidated companies of euro 31 million.

Moreover, in 2001, this caption had included the results of the investments in the Nortel Inversora group (euro 238 million) and the Auna group (euro 203 million) and the writedown of Astrolink (euro 259 million) effected by Telespazio as a consequence of the interruption of the relative contract. The investment in Nortel Inversora, the carrying value of which had been prudently written off in the consolidated financial statements at December 31, 2001, has remained unchanged.

Net extraordinary income (expense) showed an expense balance of euro 5,637 million (-euro 3,452 million in 2001), with a deterioration of euro 2,185 million compared to 2001. In particular:

Extraordinary income of euro 2,814 million comprised:

- euro 2,413 million of gains from disposals relating to:

- the sale of the entire 26.89% interest held by the Telecom Italia Group in Auna, realizing a gross gain of euro 1,245 million, which contributed – net of selling expenses – euro 1,033 million to the consolidated net result of the Telecom Italia Group;
- sale of the entire 19.61% interest held by the Mobile BU in Bouygues Decaux Telecom (BDT), realizing a gross gain of euro 484 million, which contributed euro 266 million to the consolidated net result of the Telecom Italia Group;
- the acceptance of the tender offer for Lottomatica shares by the Information Technology Market BU (Finsiel group), realizing a gross gain of euro 133 million (euro 93 million net of income taxes), which contributed euro 73 million to the consolidated net result of the Telecom Italia Group;
- the sale to Telekom Austria (a company in which Telecom Italia International has a 14.78% interest at December 31, 2002) of the entire 25% interest held by the Mobile BU in the Mobilkom Austria group, realizing a gross gain of euro 115 million, which contributed 64 million to the consolidated net result of the Telecom Italia Group;
- the sale of the entire 40% interest held in Telemaco Immobiliare, realizing a gross gain of euro 110 million, which contributed euro 64 million to the consolidated net result of the Telecom Italia Group;
- the sale of the entire 100% interest held in Telespazio, realizing a gross gain of euro 70 million, which contributed euro 36 million to the consolidated net result of the Telecom Italia Group;
- the sale of the entire 100% interest held in Emsa and Telimm, in addition to the properties and business segment in the Tiglio transaction, realizing a total gross gain of euro 234 million, which contributed euro 150 million to the consolidated net result of the Telecom Italia Group;
- the disposal of other investments, fixed assets, intangibles and business segments for a total of euro 22 million.

- prior period income of euro 131 million arising from the recovery of accrued pre-amortization interest - on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 - following the termination of litigation after the courts ruled in Telecom Italia's favor;
- the release of euro 77 million, primarily to absorb a portion of the reserve for risks and charges set up in 2001 by Telecom Italia to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement
- grants of euro 9 million and other income of euro 184 million.

Extraordinary expenses of euro 8,451 million comprised:

- writedowns, for permanent impairments in value, and other provisions relating to investments for a total of euro 6,237 million (euro 2,984 million in 2001), referring to:
  - the writedown of goodwill and the provision to the reserve for charges in respect of the forward commitment to purchase Seat Pagine Gialle shares for a total of euro 3,486 million. The writedown and the provision were effected on the basis of market value (average market price of ordinary shares for the last six months of 2002) within the framework of Telecom Italia Group's decision of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest. In 2001, with regard to the purchase commitment only, a provision of euro 569 million had been set aside and was included in net investment and financial income (expense);
  - the writedown of goodwill on the subsidiaries and affiliated companies for a total of euro 225 million in respect of Blu (euro 103 million), Digitel Venezuela (euro 75 million) and other subsidiaries (euro 47 million);
  - the writeoff of the investment in Aria - Is Tim Turchia (euro 2,341 million), arising from the writeoff of the carrying value (euro 1,491 million) and the provision to the reserves for risks and charges to cover the Group's exposure with the same affiliated company (euro 850 million). The provision is commensurate with the guarantees provided by the Group to the international financial institutions that are creditors of Aria - Is Tim and the loan in financial receivable granted directly by the Group.
  - the writedown of goodwill on Netco Redes (euro 96 million), writedowns of other companies (euro 46 million) and the provision relating to the purchase of an additional stake in Consodata by Seat Pagine Gialle in order to adjust the value of the company to that determined on the basis of an appraisal (euro 43 million).

  The writedowns in 2001 had referred to the goodwill relating to both the consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brasil, Med-1 group and certain companies in the Seat Pagine Gialle group) and companies valued using the equity method (Globo.com, Solpart Participaçoes, Telekom Austria and Nortel Inversora group), as well as other provisions related to investments.

- the expenses of euro 316 million incurred in conjunction with the disposal of the investment in the 9Telecom group. In particular, in view of the loss reported prior to the sale, the French group 9Telecom produced a negative effect on the nine-months 2002 statement of income of the Telecom Italia Group for a total of euro 389 million (euro 267 million net of income taxes);
- the loss of euro 135 million on the sale of 75 million (equal to 15% of share capital) Telekom Austria AG shares during the month of November 2002. As a result of this sale, Telecom Italia Group's holding in Telekom Austria AG has been reduced to 14.78% and the investment value is aligned with the market value;
- the expenses of euro 235 million connected with extraordinary investment transactions;
- the provisions to reserves for euro 194 million, of which euro 135 million refer to guarantees provided for the disposal of investments and business segments and euro 59 million for other provisions to reserves;
- the expenses and provisions of euro 494 million for employee cutbacks and layoffs (of which euro 379 million is borne by Telecom Italia S.p.A.);
- the expenses of euro 155 million under Law 58/1992 to cover employees under the former fund "Telephone Employees Pension Fund" (FPT) and euro 74 million for the extraordinary contribution to INPS to meet the higher financial requirements covered by the rules of the former fund "Telephone Employees Pension Fund" (FPT) which became part of the general "Employees Pension Fund";
- the writedowns of euro 190 million to fixed assets, intangibles and long-term investments, mainly in reference to the mobile telephone companies in Brazil, and euro 38 million for losses on the sale of fixed assets, intangibles and long-term investments;
- other prior period expenses of euro 383 million.

Income taxes had a positive effect on the result of euro 716 million and decreased by euro 1,641 million compared to 2001. This was due to the loss for the year that was principally caused by the aforementioned investment writedowns, which contributed to the increase in deferred tax assets, as well as the utilization of tax loss carryforwards deriving from the merger of TIM and Blu.

FINANCIAL CONDITION

Intangibles, fixed assets and long-term investments, amounting to euro 35,586 million, decreased by euro 9,432 million from the end of 2001.
Details are as follows:

- **fixed assets** decreased from euro 21,757 million at the end of 2001 to euro 19,291 million at the end of 2002 and **intangibles** fell from euro 16,197 million at the end of 2001 to euro 13,052 million at December 31, 2002. The reduction is due overall to the depreciation and amortization charge for the year that was only partly compensated by the investments made during the same period, the fall in exchange rates compared to the end of 2001, as well as the contributions of business segments under the "Tiglio" transaction and the writedowns of the goodwill on consolidated companies effected in 2002 and recorded in extraordinary expense.
- **long-term investments** decreased from euro 7,064 million at the end of 2001 to euro 3,243 million al December 31, 2002. The reduction is principally due to the disposal of investments and writedowns for permanent impairments in value carried out during the year.

Investments made during the year amounted to euro 6,919 million (compared to euro 11,257 million in 2001). The breakdown is as follows:

(millions of euro)	2002 (a)	2001 (b)	*Change* (a-b)
Industrial investments	4,842	6,990	(2,148)
Goodwill	369	1,174	(805)
Financial investments	1,708	3,093	(1,385)
Total investments	**6,919**	**11,257**	**(4,338)**

The reduction of investments by euro 4,338 million was mainly due to:

- industrial investments:
  - to lower investment made by the Mobile BU for euro 1,436 million, chiefly relating to mobile phone licenses acquired in 2001 in Brazil and Greece (about euro 1,080 million);

- to lower investments made by the Domestic Wireline BU (-euro 339 million), by other companies in South America (-euro 190 million) and by the Seat group (-euro 94 million) partly as a result of the implementation of the selective investment program;
- for goodwill: to the acquisitions which occurred in 2001 in respect of Entel Chile (euro 731 million), Holding Media e Comunicazione (euro 66 million), NetCreations (euro 93 million) and the increase in the investment in Stet Hellas (euro 31 million), compared to those in 2002 which referred mainly to the increase in the investment in Stet Hellas (euro 66 million) and in Digitel Venezuela (euro 27 million), to the acquisition of Epiclink (euro 49 million) and Netesi (euro 14 million), the acquisition of Blu (euro 103 million) and the increase in the investment holding in the Webegg group (euro 24 million);
- for financial investments: to capital injections made in 2001 in the company Aria - Is Tim Turchia (euro 1,906 million) and in Auna (euro 276 million).

Financial investments made in 2002 mainly regarded transactions involving the share capital of Stream (euro 234 million) and Auna (euro 193 million, repaid on August 1, 2002), the investment in the share capital of Tiglio I (euro 197 million), the purchase of LDCom within the framework of the 9Telecom deal (euro 172 million), the disbursement of loans to subsidiaries and affiliated companies (euro 351 million), as well as the buy-back of treasury stock (euro 287 million), acquisitions of other investments and share capital increases for a total of euro 274 million.

Working capital showed a negative balance of euro 3,340 million (a negative balance of euro 2,418 million at December 31, 2001), with a change of euro 922 million.

Shareholders' equity amounted to euro 12,823 million (euro 19,308 million at the end of 2001), of which euro 9,049 million was Telecom Italia, the Parent Company's interest (euro 13,522 million al December 31, 2001), and euro 3,774 million was the minority interest (euro 5,786 million at December 31, 2001).

The reduction of euro 6,485 million can be analyzed as follows:

(millions of euro)	2002		2001	
At beginning of year		**19,308**		**24,690**
Net income (loss) of the Parent Company and minority interest		297		(1,658)
Dividends to third parties paid by:		(3,247)		(3,097)
- *Telecom Italia S.p.A.*	*(2,306)*		*(2,309)*	
- *TIM S.p.A.*	*(895)*		*(743)*	
- *Other Group companies*	*(46)*		*(45)*	
Extraordinary distribution of reserves to third parties:		(1,698)		-
- *Telecom Italia S.p.A.*	*(987)*			
- *TIM S.p.A.*	*(711)*			
Cancellation of Telecom Italia S.p.A. treasury stock		-		(711)
Change in scope of consolidation		(95)		358
Translation adjustments and other changes		(1,742)		(274)
At end of year		**12,823**		**19,308**

Translation adjustments and other changes, in particular, are primarily the result of the deterioration in exchange rates of certain South American countries such as Brazil, Chile and Bolivia.

Net debt of euro 18,118 million decreased from euro 21,942 million at the end of 2001 by euro 3,824 million subsequent to the payment of dividends and the distribution of reserves for a total of euro 4,945 million.
Indebtedness at December 31, 2002 particularly benefited from the investment disposals made in 2002, net of the related expenses, for a total of euro 4,771 million mainly in connection with the sale of Auna (euro 1,998 million), Bouygues Decaux Telecom (euro 750 million), Mobilkom Austria (euro 756 million), Lottomatica (euro 212 million), Sogei (euro 176 million), Telemaco Immobiliare (euro 192 million), Immsi (euro 69 million) Tiglio (euro 328 million), Telekom Austria (euro 559 million), Telespazio (euro 239 million), 9Telecom (-euro 529 million) and other minor companies (euro 21 million).
Transactions for the securitization and factoring of trade accounts receivable were also carried out which led to an improvement in net debt at December 31, 2002 of euro 1,038 million (euro 848 million at the end of 2001).

The following chart summarizes the major items which had an impact on the change in net debt during the course of 2002.


21,942
4,842
369
1,708
4,945
500
10,390
5,698
100
18,118
Net financial debt 12/31/2001
Industrial investments
Goodwill investments
Financial investments
Dividend and reserve payments
Payment at present value JPM strike price reduction
Flows from operating activities
Disposals
Other
Net financial debt 12/31/2002

The portion of debt due beyond one year rose from 64% at December 31, 2001 to 75% at December 31, 2002. When also considering the current portion due next year (euro 2,677 million) as medium/long-term, the percentage rises to 88% (70% in 2001). The increase is the result of the issue of fixed-rate notes for euro 2,500 million by Telecom Italia S.p.A. on February 1, 2002, divided into two tranches of euro 1,250 million each, expiring, respectively on February 1, 2007 and February 1, 2012. This issue falls under the "Global Note Program".

Gross debt is detailed in the following table:

	At 12/31/2002						At 12/31/2001	
(millions of euro)	***euro***	**%**	***Foreign currency***	**%**	**Total**	**%**	**Total**	**%**
Medium/long-term debt	13,684	76	1,334	63	15,018	75	16,083	64
Short-term borrowings	4,320	24	769	37	5,089	25	9,114	36
Total	**18,004**	**100**	**2,103**	**100**	**20,107**	**100**	**25,197**	**100**

ACQUISITIONS AND SALES OF EQUITY INVESTMENTS

Sale of Lottomatica
In February 2002, the Information Technology Market BU (Finsiel group) tendered its Lottomatica shares to the tender offer for Lottomatica for proceeds of euro 212 million, realizing a gain that contributed euro 73 million to the consolidated net result of the Telecom Italia Group.

Sale of BDT - Bouygues Decaux Telecom
In March 2002, the Telecom Italia Group sold the investment (19.61%) held by TIM International in BDT, the holding company of the French operator Bouygues Telecom for proceeds of euro 750 million, realizing a gain that contributed euro 266 million to the consolidated net result of the Telecom Italia Group.

Sale of Mobilkom Austria
On June 28, 2002, TIM International N.V. sold the entire investment (25%) held in Mobilkom Austria to Telekom Austria (a 14.78%-owned affiliate of Telecom Italia International at December 31, 2002) for proceeds of euro 756 million, realizing a gain that contributed euro 64 million to the consolidated net result of the Telecom Italia Group..

Sale of Sogei
On July 31, 2002, Finsiel concluded the sale of Sogei to the Ministry of Economy and Finance – Department of Fiscal Policy. This had a positive impact of euro 176 million on the net debt of the Telecom Italia Group.

Sale of Auna
On August 1, 2002, the transaction was finalized for sale of the investment in Auna by the Telecom Italia Group to Endesa, Union Fenosa and Banco Santander Central Hispano, that had initially been planned for December. The transaction gave rise to proceeds of euro 1,998 million for Telecom Italia Group that contributed 1,033 million to the consolidated net result.

Sale of Telemaco Immobiliare
On August 1, 2002, Telemaco Immobiliare was sold to Mirtus, a company indirectly controlled by the American real estate fund Whitehall, promoted by the Goldman Sachs group, for net proceeds of euro 192 million, realizing a net gain of 64 million for the Telecom Italia Group.

Acquisition of EPIClink
On August 2, 2002, after having received approval from the Antitrust Authority, Telecom Italia purchased 86% of EPIClink S.p.A. for a price of euro 60.2 million. The shares were sold by Edisontel S.p.A. (30.3%), Pirelli S.p.A. (25.3%; Pirelli is considered a related party of Telecom Italia through the persons of the Chairman and the CEO Carlo Buora), IntesaBci S.p.A. (20%), E_voluzione (8%) and Camozzi Holding (2.4%). After this transaction, EPIClink's shareholder base was as follows: Telecom Italia 86%, Pirelli 5%, IntesaBci 5%, Camozzi 2% and E_voluzione 2%. Furthermore, Telecom Italia is committed to the purchase of the remaining stake (14%) at a total price of euro 10 million.

Sale of 9Telecom
On August 26, 2002, the transaction was concluded for sale of the investment in 9Telecom and the simultaneous purchase of a 7% stake in LDCom. The net impact on the net result of the Telecom Italia Group was a loss of euro 267 million.

Sale of a stake in Solpart Participações
On August 27, 2002, the Telecom Italia Group reached an agreement with the other shareholders of Solpart (indirect parent company of Brasil Telecom) to reduce its stake in ordinary share capital from 37.29% to 19% by the sale of 18.29% of ordinary share capital to Timepart Participações and to Techold Participações. This reduction, among other things, removed the regulatory obstacles that prevented TIM's local subsidiaries from offering GSM 1800 commercial service. Within the framework of this transaction, both parties have an option which can be exercised in the event certain conditions are met that will restore the shareholder position quo ante.

Acquisition of another stake in Stet Hellas
In August, TIM International N.V., a subsidiary of TIM, purchased, from the Verizon Europe Holding II group, a 17.45% stake in the share capital of Stet Hellas, in which it already had a 63.95% interest, at a price of euro 108 million. The deal, which in effect makes TIM International N.V. the only industrial partner and strategic shareholder in the company, falls within the framework of the Group's strategy to rationalize its international portfolio and consolidate its position in the Mediterranean Basin.

Acquisition of another stake in Netesi
In August, following the authorization received from the Antitrust Authority, the Telecom Italia Group purchased a 69.10% stake in the share capital of Netesi, in which it already held a 17.98% interest, at a price of euro 11 million.

Acquisition of Pagine Utili
On September 11, 2002, Telecom Italia reached an agreement with Pagine Italia S.p.A. for the acquisition of the assets of the Pagine Utili directories, the business segment represented principally by the so-called pocket pages with about 60,000 advertisers.
The transaction involves the payment of consideration to Pagine Italia equal to 214 million Seat Pagine Gialle ordinary shares held by the Telecom Italia Group, corresponding to 1.9% of the Seat Pagine Gialle ordinary share capital.
The execution of this transaction is subject to the approval of the Italian Antitrust Authority. After the observations formulated by the Antitrust Authority during the preliminary investigation, on January 16, 2003, Telecom Italia and Pagine Italia S.p.A. agreed to formally withdraw the announcement about the acquisition of the Pagine Utili business segment.
The parties further agreed to extend the contract period in order to be able to re-design the transaction so that it can eventually be re-submitted to the Antitrust Authority.
Moreover, the agreement between the parties provides for exclusive consideration which would, in any case, involve the payment to Pagine Italia S.p.A. of a percentage equal to 6.6% of the 214 million of Seat Pagine Gialle shares already said.
After execution of the transaction, a decision will be made as to how the purchased business segment will be integrated in Seat Pagine Gialle.

Telecom Italia – News Corporation agreement
On October 1, 2002, Telecom Italia signed agreements with the News Corporation group ("News"), partner of Telecom Italia in Stream, and Vivendi Universal ("Vivendi"), current shareholder of Tele+, in order to allow Stream to purchase Tele+ and to subsequently create a single platform for pay-TV in Italy. On the basis of this agreement Telecom Italia will hold a 19.9% stake in the single platform and News Corporation will own the remaining 80.1%.
Telecom Italia will pay euro 31.84 million at the closing for a 19.9% stake in Tele+ and will waive receivables owed by Stream to the Telecom Italia Group companies due at the end of 2002 for euro 147 million (a figure entirely provided for in the 2001 financial statements). At the same time, News Corporation will waive receivables from Stream for the same amount.
The execution of the contract is subject to the approval by the European Antitrust Authority which should announce a decision by the end of April 2003.

Sale of Consiel investment
On October 3, 2002, the agreement was concluded for the sale of the shares representing the entire share capital of Consiel by Finsiel to World Investment Partners S.A.. The total amount paid by World Investment Partners S.A. amounted to euro 1 million.

Acquisition of 100% of Blu S.p.A. shares
On October 7, 2002, TIM finalized the preliminary contract signed on August 7, 2002 with Blu S.p.A. shareholders for the purchase of 100% of the company, later merged with TIM S.p.A.. The authorizations for this transaction had been previously granted by the Antitrust Authority in view of the approval by the Telecommunications Regulatory Agency. The merger plan was signed on December 18, 2002. On that date the final price of the sale was set at euro 83 million. The merger became effective on December 23, 2002.
Other sellers of Blu S.p.A. include Edizione Holding S.p.A. (the Chairman and Deputy Chairman of which are, respectively, the Deputy Chairman of Telecom Italia Gilberto Benetton and the Director Gianni Mion) and Autostrade S.p.A. (where the same Gilberto Benetton and Gianni Mion are members of the Executive Committee)

Progetto Tiglio
On October 29, 2002, the transaction envisaged by the framework agreement between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds was finalized and integration was thus achieved for the real estate properties of the companies involved as well as the entities that provide real estate services to the same companies or to their subsidiaries.
The agreement also calls for leveraging, during 2003, the assets of Tiglio I and Tiglio II through a market transaction within the framework of a strategy that could contribute to the development of the real estate financial market, with consequent significant opportunities for the Telecom Italia Group to leverage the investments currently held in the two companies.
In particular, Telecom Italia Group transferred assets worth euro 1,360 million to Tiglio I and Tiglio II , in various corporate forms. Euro 50 million of the total relates to Seat Pagine Gialle, about euro 840 million to real estate that was contributed to Emsa Immobiliare after the non-proportional spin-off of IM.SER and euro 470 million to other assets. The transaction had a gross economic impact of about euro 229 million on Telecom Italia S.p.A. and euro 234 million on the Telecom Italia Group (a net impact of euro 150 on the net result of the Telecom Italia Group).
The companies in the Pirelli Group involved in the transaction were Pirelli S.p.A. (a related party of Telecom Italia through the Chairman and the Managing Director Carlo Buora) and Pirelli & C. Real Estate S.p.A. (a related party of Telecom Italia through the Chairman, the Managing Director Carlo Buora and the Director Carlo Alessandro Puri Negri).

Sale of Telespazio
In November, Telecom Italia executed the sale of Telespazio to Finmeccanica on the basis of the agreement signed on August 2, 2002. The positive impact on the financial indebtedness of the Telecom Italia Group was euro 239 million and the net gain was euro 36 million for the Telecom Italia Group.

Sale of Viasat
On November 18, 2002, Seat Pagine Gialle S.p.A. and Finsatel sold their respective 33.54% and 16.46% investments in Viasat S.p.A. to Exe Fin S.p.A. for a total of some euro 2.5 million. As a result of this sale, the company no longer holds an indirect interest in the company Viasat Assistance S.p.A.

Sale of Telekom Austria
In November 2002, Telecom Italia International N.V. placed 75 million Telekom Austria AG shares on the market (equal to 15% of share capital). The price of the placement was set at euro 7.45 per share. Gross proceeds from the sale were euro 559 million. The impact on the consolidated net result of the Telecom Italia Group was a loss of -euro 101 million.
After this transaction, Telecom Italia Group's stake in Telekom Austria decreased from 29.78% to 14.78%.

Sale of Informatica Trentina
On November 21, 2002, Finsiel sold the 40.41% stake held in Informatica Trentina to DeDa S.r.l., a company controlled by Deltadator S.p.A. (Sequenza Group), for some euro 8.7 million, realizing a gain of euro 4 million in the consolidated financial statements of Telecom Italia.

Sale of IMMSI
On November 22, 2002, Telecom Italia sold its stake in IMMSI to the company Omniapartecipazioni. The sales price was euro 69 million, with a positive impact of euro 41 million for the Parent Company, Telecom Italia.

Sale of Fintech
On December 20, 2002, Telecom Italia Lab sold its investment in Fintech S.p.A. (equal to 50% of share capital) to the Belgium-registered company Euroqube S.A., for consideration of euro 4.75 million, of which about half will be paid at the closing and the remainder within 12 months thereafter.

Acquisition of a stake in Mediocredito Centrale S.p.A.
On December 27, 2002, in execution of the contract signed in July, a 3% stake was purchased in the share capital of Mediocredito Centrale S.p.A. for a price of euro 36 million.

In conclusion, the following chart depicts the impact that the sales had on the net debt of the Telecom Italia Group in the two-year period 2001-2002, reaching the objective of the divestiture program earlier than anticipated.



• Tiglio 1 and 2 +328
• Telemaco +192
• IMMSI +69
• Other Assets +21
450
212
750
756
610
-529
1,998
176
239
559
5,221
450
2001
2002
Satellite Consortia 2001
Lotto-matica
Bouygues
Mobilkom Austria
Real Estate
9Telecom
Auna
Sogei
Telespazio
Telekom Austria
Total

MARKET SCENARIO

The projections for the world market of telecommunications services for the next few years suggest average annual growth of approximately 5.7%, lower than the growth of 7.7% reported in 2002.

In Europe, in 2002, the market grew by 5.4% and, over the next few years, annual average growth is expected to be in the order of 4.1%, and impacted by a slowdown in the growth of revenues from mobile services.



Performance of the European TLC services market
(billions of euro)
300
250
200
150
100
50
0
225
237
247
258
268
Total
109
106
115
123
130
Mobile
(voice and VAS)
93
104
102
101
100
Wireline
(voice and VA
14
15
16
17
21
Internet access
(NB + BB)
9
12
14
17
TD eleased
lines
2001
2002
2003
2004
2005
Fonte: EITO 2002

In Italy, growth over the next few years is expected to be higher than in the European market as a whole, with annual average growth of 5%. In particular, revenues from mobile services will increase at an annual average of 9%, particularly as a result of the development of innovative services, broadband and VAS on wireline networks, especially thanks to the spread of ADSL, at an annual average of approximately 18%.

In South America, annual average growth over the next few years is expected to be 11.6%. In particular, the mobile telephone services market in Brazil is expected to grow at an annual average of approximately 12%, and will be marked by a growing consolidation and by a regulatory framework that will favor the evolution of the SMC model over the SMP model, with higher standards of quality and fiercer competition.

From the point of view of the range of services available, it is probable that, over the next few years, the trend towards the consolidation of operators will continue, especially on a national level. This may prove to be to the advantage of large operators which will be able to exploit a broad customer base and control over the infrastructures.

From the point of view of technological development, there is likely to be innovation geared to expanding the bandwidth for wireline services and the development of "seamless" solutions for mobile services.

The development strategies of the larger operators are mainly focused on defending the domestic core business, launching broadband and value-added services and on reducing the level of indebtedness.

STRATEGIC GUIDELINES

The fundamental objective declared by management for the next few years (as it was last year) will continue to be the creation of value. This must be ensured by capitalizing on the assets and on the distinctive competences and by further strengthening the financial structure to sustain development.

The priorities of industrial operations as described by the management are as follows:

- to consolidate its leadership of the domestic market: in wireline services, by encouraging customer loyalty with innovative products and stimulating the market of VAS and broadband, particularly through ASL access technology; in mobile services, by augmenting traffic volumes and developing a range of value-added services consistent with market expectations (MMS, community, videotelephone services), and by effectively introducing UMTS technology; in Internet and Media, by developing broadband and portals, directories and office products.

- to develop corporate presence abroad in markets where the Group can enhance its commercial and technological expertise: in the mobile sector, in South American countries, and particularly in Brazil; in the wireline sector, through the development of the pan-European broadband network.

- to continue to manage the Group according to strict criteria of efficiency thanks to the synergies activated by the organizational model based on professional categories and service centers, systems that control expenditure and results, and a careful selection of investments targeting innovation and development.

Over the next few years, the exacting dynamics in the economic and financial field will generate cash flows that will lead to a reduction in consolidated indebtedness that is expected to fall by more than euro 5 billion by the end of 2005, compared to the end of 2002.

The Group will also further develop initiatives associated with sustainability, which for the first time constitutes an integral part of corporate planning.

Telecom Italia Group

Consolidated Statements of Income

	(millions of euro)	2002 (a)	2001 (b)	Change (a-b) amount	Change (a-b) %
A.	**SALES AND SERVICE REVENUES**	**30,400**	**30,818**	**(418)**	**(1.4)**
	Changes in inventories of work in progress, semifinished and finished goods	2		2	n.s.
	Changes in inventory of contract work in process	(42)	(115)	73	(63.5)
	Increases in capitalized internal construction costs	675	581	94	16.2
	Operating grants	19	24	(5)	(20.8)
B.	**STANDARD PRODUCTION VALUE**	**31,054**	**31,308**	**(254)**	**(0.8)**
	Raw materials and outside services (1)	(12,558)	(13,042)	484	(3.7)
C.	**VALUE ADDED**	**18,496**	**18,266**	**230**	**1.3**
	Labor costs (1)	(4,532)	(4,647)	115	(2.5)
D.	**GROSS OPERATING PROFIT**	**13,964**	**13,619**	**345**	**2.5**
	Depreciation and amortization	(5,877)	(6,275)	398	(6.3)
	of which goodwill	*(844)*	*(1,022)*	*178*	*(17.4)*
	Other valuation adjustments	(599)	(455)	(144)	31.6
	Provisions to reserves for risks and charges	(153)	(278)	125	(45.0)
	Net other income (expense)	46	63	(17)	(27.0)
E.	**OPERATING INCOME**	**7,381**	**6,674**	**707**	**10.6**
	Net investment and financial income (expense)	(2,163)	(3,955)	1,792	(45.3)
	of which value adjustments	*(682)*	*(1,956)*	*1,274*	*(65.1)*
F.	**INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES**	**5,218**	**2,719**	**2,499**	**91.9**
	Net extraordinary income (expense)	(5,637)	(3,452)	(2,185)	63.3
G.	**INCOME BEFORE TAXES**	**(419)**	**(733)**	**314**	**(42.8)**
	Income taxes	716	(925)	1,641	°
H.	**NET INCOME (LOSS) BEFORE MINORITY INTEREST**	**297**	**(1,658)**	**1,955**	**°**
	Minority interest	(619)	(410)	(209)	51.0
I.	**NET INCOME (LOSS)**	**(322)**	**(2,068)**	**1,746**	**(84.4)**

(1) Reduced by related cost recoveries

Telecom Italia Group

Consolidated Balance Sheets

	(millions of euro)		12/31/2002 (a)	12/31/2001 (b)	Change (a-b)
A.	**INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS**				
	Intangible assets		13,052	16,197	(3,145)
	Fixed assets		19,291	21,757	(2,466)
	Long-term investments				
	• equity investments and advances on future capital contributions		2,286	6,586	(4,300)
	• other		957	478	479
			35,586	**45,018**	**(9,432)**
B.	**WORKING CAPITAL**				
	Inventories		411	636	(225)
	Trade accounts receivable		8,201	8,346	(145)
	Other assets		6,154	5,047	1,107
	Trade accounts payable		(5,966)	(6,793)	827
	Reserves for risks and charges		(5,214)	(3,053)	(2,161)
	Other liabilities		(6,926)	(6,601)	(325)
			(3,340)	**(2,418)**	**(922)**
C.	**INVESTED CAPITAL**, net of operating liabilities	(A+B)	**32,246**	**42,600**	**(10,354)**
D.	**RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES**		**(1,305)**	**(1,350)**	**45**
E.	**INVESTED CAPITAL**, net of operating liabilities and the reserve for employee termination indemnities	(C+D)	**30,941**	**41,250**	**(10,309)**
	Financed by:				
F.	**SHAREHOLDERS' EQUITY** (1)				
	Parent Company interest		9,049	13,522	(4,473)
	Minority interest		3,774	5,786	(2,012)
			12,823	**19,308**	**(6,485)**
G.	**MEDIUM/LONG-TERM DEBT**		**15,018**	**16,083**	**(1,065)**
H.	**NET SHORT-TERM BORROWINGS**				
	Short-term borrowings		5,089	9,114	(4,025)
	Liquid assets and short-term financial assets		(2,271)	(3,505)	1,234
	Financial accrued expense (income) and deferred expense (income), net		282	250	32
			3,100	**5,859**	**(2,759)**
		(G+H)	**18,118**	**21,942**	**(3,824)**
I.	**TOTAL**	(F+G+H)	**30,941**	**41,250**	**(10,309)**

(*) Net of "Receivables from shareholders for capital contribution"

Telecom Italia Group

Consolidated Statements of Cash Flows

	(millions of euro)		2002		2001
A.	**NET DEBT, AT BEGINNING OF YEAR**		**(21,942)**		**(17,233)**
B.	**CHANGE IN SCOPE OF CONSOLIDATION**				**(839)**
C.	**CASH FLOWS - OPERATING ACTIVITIES**				
	Net income (loss)		297		(1,658)
	Depreciation and amortization		5,877		6,275
	(Gains) losses on sales of intangibles, fixed assets and long-term investments		(2,210)		(330)
	Writedowns of intangibles, fixed assets and long-term investments		4,384		4,039
	Change in working capital (*)		896		290
	Net change in reserve for employee termination indemnities		(45)		31
	Foreign exchange gains (losses) and other changes		691		136
			9,890		**8,783**
D.	**CASH FLOWS - INVESTING ACTIVITIES**				
	Long-term investments:		(6,919)		(11,257)
	. intangible assets:				
	- goodwill	*(369)*		*(1,174)*	
	- other investments	*(1,584)*		*(2,736)*	
	. fixed assets	*(3,258)*		*(4,254)*	
	. long-term investments	*(1,708)*		*(3,093)*	
	Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments		5,698		1,439
			(1,221)		**(9,818)**
E.	**CASH FLOWS - FINANCING ACTIVITIES**				
	Capital contributions		58		240
	Capital grants		42		22
			100		**262**
F.	**DIVIDENDS**		**(4,945)**		**(3,097)**
G.	**CHANGE IN NET DEBT** (B+C+D+E+F)		**3,824**		**(4,709)**
H.	**NET DEBT, AT END OF YEAR** (A+G)		**(18,118)**		**(21,942)**

(*)The difference with respect to the reclassified consolidated balance sheets is due to the movements in capital grants and the use of the reserves for risks and charges.

The change in net debt was due to the following:

(millions of euro)	2002	2001
Increases (decreases) in medium/long-term debt	(1,065)	9,350
Increases (decreases) in short-term borrowings	(2,759)	(4,641)
Total	**(3,824)**	**4,709**

ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA S.p.A.

RESULTS OF OPERATIONS

The Parent Company, **Telecom Italia S.p.A.,** closed the year 2002 with a **net loss** of euro 1,645 million (a net income of euro 151 million in 2001).
The result was mainly caused by a higher expense balance of *net extraordinary income (expense)* (-euro 3,200 million) that was partly offset by an improvement in the operating income (+euro 62 million) and the income balance of *net investment and financial income (expense)* (+euro 754 million), and lower *income taxes* (-euro 588 million).
The increase in the net expense balance of extraordinary income (expense), in particular, was caused, on one hand, by the provisions made with respect to the value of the Seat Pagine Gialle investment (euro 2,691 million) and to the forward commitment for the purchase of Seat Pagine Gialle shares (euro 1,942 million), to adjust them to the market value of the shares (based on the average of the last six months of 2002), as a result of the decision of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest, and, on the other hand, to the lower writedown, compared to the prior year, made in respect of Telecom Italia International (-euro 882 million) and the writedown of TI WEB (euro 542 million) effected in 2001.

As far as dividends are concerned, with a view towards meeting the objective of paying dividends to the shareholders that are substantially in line with 2001, in December 2002, reserves were distributed for euro 987 million. A motion for the residual amount of dividends will be submitted to the Shareholders' Meeting convened to approve the 2002 financial statements.

Sales and service revenues of euro 17,055 million decreased by euro 254 million, -1.5%, compared to 2001.
The reduction can principally be attributed to traffic, the equivalent amount of which, despite an increase of 2.4% in term of minutes, declined by euro 533 million (-6.0%) as a result of a reduction in the average retail and wholesale return of 8.3%.
Such phenomena were partly compensated by the increase in basic charges and activation fees.

Sales and service revenues, net of the amounts due to other telecommunications operators, totaled euro 13,409 million and decreased by euro 485 million (-3.5%) compared to the prior year.

Gross operating profit of euro 7,549 million decreased by euro 22 million compared to 2001 (euro 7,571 million). The percentage of gross operating profit to sales and service revenues was 44.3% (43.7% in the previous year).
The change is due to the reduction in the costs of raw materials and outside services (-euro 143 million) and the reduction in labor costs, which fell by euro 65 million compared to 2001, thus compensating the aforementioned decrease in revenues.

Total raw materials and outside services, net of the amount due to other operators, amounted to euro 3,320 million, and decreased by euro 374 million compared to the prior year.

Operating income, amounting to euro 4,045 million, increased by euro 62 million compared to 2001 (+1.6%), and represents 23.7% of revenues, compared to 23.0% in 2001. The increase was essentially attributable to lower depreciation and amortization charges (-euro 301 million) that were partly compensated by expenses connected with credit management (+euro 255 million).

Net investment and financial income (expense) is composed as follows:

(millions of euro)	2002 (a)	2001 (b)	Change (a-b)
Net investment income	2,118	2,022	96
Net financial expense	(1,087)	(1,624)	537
Value adjustments to financial assets	(654)	(775)	121
Total	**377**	**(377)**	**754**

In particular:

- the increase in net investment income (+euro 96 million) is primarily due to higher dividends from the subsidiaries TIM (+euro 247 million) – following the distribution of reserves in December 2002 – and Finsiel (+euro 126 million), partly offset by the fact that in 2001 Telecom Italia had benefited from a distribution of reserves by Saiat (euro 249 million);
- the reduction in net financial expenses (-euro 537 million) was almost entirely due to the fact that a provision was set aside in 2001 (euro 569 million) for the forward commitment to purchase Seat Pagine Gialle shares; the provision in 2002, as previously described, was recorded in extraordinary expense;
- the reduction in value adjustments to financial assets (-euro 121 million) was due to the increase in the writedowns of other investments for a total of euro 131 million and to the fact that in 2001 writedowns were made to the investments in Telespazio (euro 91 million) and in TMI – Telemedia International Italia (euro 161 million).

Net extraordinary income (expense) showed an expense balance of euro 6,093 million (-euro 2,893 million in 2001), with an decrease of euro 3,200 million. Specifically:

Extraordinary income of euro 884 million comprised:

- the gains realized on the sales of investments in Telemaco Immobiliare (euro 134 million), Telespazio (euro 47 million), IMMSI (euro 51 million), EMSA (euro 70 million), the contribution of the "Asset Management" business segment to Tiglio II (euro 126 million), the sale of the non-facility business segments (property, project and agency) to the Pirelli & C. Real Estate group (euro 15 million), the sale of the "Training" segment to Telecom Italia Learning Services (euro 2 million) and the disposal of buildings (euro 7 million);
- the prior period income arising from the recovery of accrued pre-amortization interest (euro 131 million) on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 following the termination of litigation after the courts ruled in Telecom Italia's favor;
- the recovery of expenses connected with extraordinary transactions (euro 192 million) incurred by Telecom Italia on behalf of subsidiaries (principally Telecom Italia International and TIM International);
- the release to income (euro 59 million) of a part of the reserve for risks and charges, set up in 2001 to cover the expenses connected with the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+, after the parties did not go through with the agreement;
- other prior period income of euro 50 million.

Extraordinary expenses of euro 6,977 million comprised:

- the writedown of the investment in Seat Pagine Gialle (euro 2,691 million) and the provision for the forward commitment to purchase Seat Pagine Gialle shares (euro 1,942 million);
- the extraordinary provisions regarding the investments in Netesi (euro 31 million) and Telecom Italia International (euro 1,102 million) mainly in conjunction with the expenses on the sale of the investment in 9Telecom to LDCom (euro 389 million), the loss on the sale of Telekom Austria (euro 189 million), the writedown of Netco Redes (euro 103 million) and the writeoff of the carrying value of the investment in Nortel Inversora (euro 37 million);
- the expenses and provisions (euro 379 million) for corporate restructuring relating to employees cutbacks and layoffs;
- expenses under Law 58/1992 (euro 154 million) to cover employees under the former fund "Telephone Employees Pension Fund" (FPT), which became part of the general "Employees Pension Fund", in accordance with the 2000 Finance Bill;
- the aforementioned expenses incurred on behalf of Group companies and recovered from the same companies (euro 192 million);
- the extraordinary contribution to INPS, euro 71 million (established by the 2000 Finance Bill for the three years 2000 – 2002);
- the provisions of euro 111 million following the guarantees provided upon the disposals of Italtel (euro 15 million) and Telespazio (euro 38 million) and at the time of the reorganization of real estate assets (Progetto Tiglio, euro 30 million), as well as for other matters totaling euro 28 million, of which euro 22 million refers to relations with Stream;
- the prior period expense (euro 158 million) relating to the adjustment of the estimated value of unused prepaid telephone cards following the introduction of technical data collection procedures;

- other prior period expenses of euro 146 million relating mainly to expenses connected with extraordinary transactions, damage compensation to third parties and sundry charges.

Income taxes had a positive effect on the result for the year of euro 26 million and decreased by euro 588 million compared to 2001. This was due to the loss for the year that was principally caused by the aforementioned investment writedowns, which contributed to the increase in deferred tax assets.

FINANCIAL CONDITION

As far as **intangibles, fixed assets and long-term investments** are concerned, the reduction in industrial assets compared to December 31, 2001 (-euro 1,462 million) can be ascribed to the balance between investments (euro 2,322 million), depreciation and amortization (euro 3,020 million), disposals (euro 84 million), writedowns (euro 39 million) and the contributions of Telecom Italia's "Asset Management" business to Tiglio II (euro 245 million) and the "International Wholesale Services" business segment to TI Sparkle (euro 396 million). Long-term investments totaled euro 15,598 million and decreased by euro 2,772 million from December 31, 2001. The reduction is principally due to:

- new investments and recapitalizations of euro 860 million of which:
  - ✓ euro 186 million for the purchase of a 36.85% interest in the share capital of Tiglio I;
  - ✓ euro 60 million for the purchase of an 86% interest in EPIClink;
  - ✓ euro 29 million for the purchase of a 69.10% interest in the share capital of Netesi and for its successive recapitalization;
  - ✓ euro 234 million for the recapitalization and replenishment of the share capital of Stream;
  - ✓ euro 87 million for the recapitalization of Telecom Italia Sparkle;
  - ✓ euro 166 million for payments against future capital increases in investments made principally to IT Telecom;
  - ✓ euro 98 million for the purchase/recapitalization of other holdings;
- acquisition of investments, as a result of the aforementioned contributions of business segments, in Telecom Italia Sparkle (euro 698 million) and Tiglio II (euro 74 million);
- writedowns for euro 4,396 million, including extraordinary writedowns (euro 3,939 million) made to the value of investments in Seat Pagine Gialle, Telecom Italia International and Netesi;
- disposals of investments for euro 376 million, of which euro 330 million principally relates to the sale of EMSA (euro 155 million), Telespazio (euro 80 million) and Telemaco Immobiliare (euro 76 million) and euro 46 million for the disposal of investments within the framework of the contribution of the "International Wholesale Services" business segment to Telecom Italia Sparkle;
- loans made primarily to Tiglio I, Tiglio II and Telegono for a total of euro 117 million;
- euro 287 million for the purchase of 5,280,500 ordinary shares of treasury stock and 45,647,000 savings shares of treasury stock.

Working capital was a negative balance of euro 2,511 million (a positive balance of euro 12 million at December 31, 2001) and decreased by euro 2,523 million. The reduction is due to lower "trade accounts receivable" (-euro 812 million) and "other assets" (-euro 400 million) and higher "reserves for risks and charges" (+euro 1,532 million) – especially with regard to the provision for the forward commitment to purchase Seat Pagine Gialle shares of euro 1,942 million and the provisions to the reserve for corporate restructuring – and higher other liabilities (+euro 363 million). Such effects were partly compensated by the reduction in trade accounts payable (-euro 591 million).
In 2002, transactions for the securitization of trade accounts receivable from residential customers and the sale of receivables to factoring companies led to a reduction in trade accounts receivable from customers at December 31, 2002 of euro 1,031 million.

Net invested capital of euro 26,084 million (euro 32,784 million at December 31, 2001) was financed by shareholders' equity for 42% and net debt for 58%.

Shareholders' equity went from euro 15,871 million at December 31, 2001 to euro 10,956 million at the end of 2002. The reduction, equal to euro 4,915 million, was due to:

(millions of euro)	2002	2001
At January 1	**15,871**	**18,714**
Net income (loss) for the year	(1,645)	151
Retained earnings	1	-
Portion of capital grants available	13	15
Distribution of profits	(142)	(2,309)
Distribution of income reserves	(3,151)	-
Cancellation of the reserve for treasury stock in portfolio	-	(711)
Increase in additional paid-in-capital	8	10
Increase in share capital	1	188
Reduction in revaluation reserve Law 72, 3/19/83	-	(187)
At December 31	**10,956**	**15,871**

The Telecom Italia Shareholders' Meeting on December 12, 2002 passed a resolution to reclassify reserves by the transfer of euro 2,160 million from "miscellaneous reserves" to "additional paid-in-capital ", the transfer of euro 820 million from "additional paid-in-capital" to the "legal reserve", the transfer of euro 660 million from the "legal reserve" to "miscellaneous reserves" with the contextual change in the name to "miscellaneous income reserves".
This reclassification immediately identifies, in the financial statements, the nature of the reserves, namely whether they are profit or capital reserves.
The same Shareholders' Meeting resolved to distribute reserves for an amount of euro 987 million, paying euro 0.1357 to the shareholders for each ordinary and savings share, which is in line with the objective of ensuring the shareholders an amount corresponding to the dividends paid out for 2001.

Net debt of euro 15,128 million (euro 16,913 million at December 31, 2001) decreased by euro 1,785 million from December 31, 2001.
The improvement from the end of 2001 was due to the monetary flows provided by operating activities (euro 7,845 million) which more than compensated the flows used for investing activities (euro 2,799 million), for the payment of 2001 dividends and for the distribution of income reserves totaling euro 3,293 million.
Net financial debt benefited from the effects of the securitization and factoring transactions for a total amount, at December 31, 2002, of euro 1,008 million, of which euro 826 million refers to securitization (euro 848 million at December 31, 2001).

Gross debt at December 31, 2002 totals euro 17,299 million (euro 17,909 million at December 31, 2001). Details are provided in the following table:

(millions of euro)	At 12/31/2002						At 12/31/2001	
	euro	*%*	*Foreign currency*	*%*	*Total*	*%*	**Total**	**%**
Medium/long-term debt	11,767	69	81	26	11,848	68	10,371	58
Short-term borrowings	5,216	31	235	74	5,451	32	7,538	42
Total	**16,983**	**100**	**316**	**100**	**17,299**	**100**	**17,909**	**100**

The portion of medium/long-term debt rose from 58% at December 31, 2001 to 68% at December 31, 2002 following the issue of Telecom Italia fixed-rate notes under the "Global Note Program" for a total of euro 2,500 million.

Telecom Italia S.p.A.

Statements of income

(millions of euro)	2002	2001	Change amount	Change %
A. SALES AND SERVICE REVENUES	**17,055**	**17,309**	(254)	(1.5)
Changes in inventory of contract work in process	-	(19)	19	
Increases in capitalized internal construction costs	11	6	5	83.3
Operating grants	-	-		
B. STANDARD PRODUCTION VALUE	**17,066**	**17,296**	(230)	(1.3)
Raw materials and outside services (1)	(6,966)	(7,109)	143	(2.0)
C. VALUE ADDED	**10,100**	**10,187**	(87)	(0.9)
Labor costs (1)	(2,551)	(2,616)	65	(2.5)
D. GROSS OPERATING PROFIT	**7,549**	**7,571**	(22)	(0.3)
Depreciation and amortization	(3,020)	(3,321)	301	(9.1)
Other valuation adjustments	(357)	(159)	(198)	°
Provisions to reserves for risks and charges	(44)	(100)	56	(56.0)
Net other income (expense)	(83)	(8)	(75)	°
E. OPERATING INCOME	**4,045**	**3,983**	62	1.6
Net investment and financial income (expense)	377	(377)	754	°
Of which value adjustments	*(654)*	*(775)*	121	(15.6)
F. INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	**4,422**	**3,606**	816	22.6
Net extraordinary income (expense)	(6,093)	(2,893)	(3,200)	°
G. INCOME BEFORE TAXES	**(1,671)**	**713**	(2,384)	°
Income taxes	26	(562)	588	°
H. NET INCOME (LOSS)	**(1,645)**	**151**	(1,796)	°

(1) Reduced by related cost recoveries

Balance Sheets

(millions of euro)		12/31/2002 (a)	12/31/2001 (b)	Change (a-b)
A. INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS				
Intangible assets		1,287	1,336	(49)
Fixed assets		12,678	14,091	(1,413)
Long-term investments				
• Equity investments and advances on future capital contributions		15,010	18,149	(3,139)
• Other		588	221	367
		29,563	**33,797**	**(4,234)**
B. WORKING CAPITAL				
Inventories		70	77	(7)
Trade accounts receivable		4,292	5,104	(812)
Other assets		3,468	3,868	(400)
Trade accounts payable		(2,958)	(3,549)	591
Reserves for risks and charges		(3,145)	(1,613)	(1,532)
Other liabilities		(4,238)	(3,875)	(363)
		(2,511)	**12**	**(2,523)**
C. INVESTED CAPITAL, net of operating liabilities	**(A+B)**	**27,052**	**33,809**	**(6,757)**
D. RESERVE FOR EMPLOYEE TERMINATION INDEMNITY		**(968)**	**(1,025)**	**57**
E. INVESTED CAPITAL, net of operating liabilities and reserve for employee termination indemnities	**(C+D)**	**26,084**	**32,784**	**(6,700)**
Financed by:				
F. SHAREHOLDERS' EQUITY				
Share capital paid-in		4,024	4,023	1
Reserves and retained earnings		8,577	11,697	(3,120)
Net income (loss)		(1,645)	151	(1,796)
		10,956	**15,871**	**(4,915)**
G. MEDIUM/LONG-TERM DEBT		**11,848**	**10,371**	**1,477**
H. NET SHORT-TERM BORROWINGS				
Short-term borrowings		5,451	7,538	(2,087)
Liquid assets and short-term financial assets		(2,698)	(1,248)	(1,450)
Financial accrued expense (income) and deferred expense (income), net		527	252	275
		3,280	**6,542**	**(3,262)**
	(G+H)	**15,128**	**16,913**	**(1,785)**
I. TOTAL	**(F+G+H)**	**26,084**	**32,784**	**(6,700)**

Statements of Cash Flows

(millions of euro)		2002		2001
A. NET DEBT, AT BEGINNING OF YEAR		**(16,913)**		**(16,839)**
B. CASH FLOWS - OPERATING ACTIVITIES				
Net income (loss)		(1,645)		151
Depreciation and amortization		3,020		3,321
(Gains) losses on sales of intangibles, fixed assets and long-term investments		(423)		(241)
Writedowns of intangibles and fixed assets and long-term investments		4,371		3,148
Change in working capital (*)		2,579		(514)
Net change in reserve for employee termination indemnities		(57)		(6)
		7,845		**5,859**
C. CASH FLOWS – INVESTING ACTIVITIES				
Intangibles, fixed assets and long-term investments:		(3,608)		(4,495)
. intangible assets	*(648)*		*(727)*	
. fixed assets	*(1,674)*		*(1,739)*	
. long-term investments	*(1,286)*		*(2,029)*	
Intangibles, fixed assets and long-term investments purchased as a result of corporate transactions		(772)		(413)
Proceeds from sale, or redemption value, of intangibles, fixed assets and long-term investments		891		975
Intangibles, fixed assets and long-term investments sold as a result of corporate transactions		690		280
		(2,799)		**(3,653)**
D. CASH FLOWS – FINANCING ACTIVITIES				
Capital contributions		9		10
Capital grants		23		19
		32		**29**
E. DIVIDENDS		**(3,293)**		**(2,309)**
F. CHANGE IN NET DEBT (B+C+D+E)		**1,785**		**(74)**
G. NET DEBT, AT END OF YEAR (A+F)		**(15,128)**		**(16,913)**

(*) The difference with respect to the reclassified "balance sheet" is due to entries affecting working capital. They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates, the adjustment of medium/long-term loans receivable to year-end exchange rates.

The change in net debt is due to the following:

(millions of euro)	2002	2001
Increase (decrease) in medium/long-term debt	1,477	7,183
Increase (decrease) in short-term borrowings	(3,262)	(7,109)
Total	**(1,785)**	**74**

■ SUBSEQUENT EVENTS

There follows a description of the significant events subsequent to December 31, 2002.

Sale of Globo.com

On January 15, 2003, Telecom Italia Finance sold its 28.57% investment in the Brazilian company Glb Servicos Interativos ("Globo.com") to TIM Brasil for US $15 million. At the end of January, TIM Brasil then sold that investment to the Globo television group. The net gain for the Telecom Italia Group was about euro 4 million.

Renewal of the first securitization tranche 2001

On January 22, the company TI Securitisation Vehicle renewed the first tranche of euro 100 million of asset backed securities issued on January 29, 2001. The transaction falls under the securitization program of Telecom Italia telephone bills and is described in greater detail in the notes to the financial statements of Telecom Italia S.p.A..

Early purchase of leased assets

On January 27, 2003, the procedures were completed for the early purchase of 12 property units (for about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Group companies under financial leasing contracts. The deal involved a total financial payment of some euro 369 million for the entire Group.

Sale of the TI Logistic business segment

On January 27, 2003, Telecom Italia announced an agreement with TNT Logistics Italia whereby this company would take over the warehouse and distribution operations of wireline telephone products for customers and for assistance and installation for the Telecom Italia network. The agreement also provides for the sale to TNT Logistics of the relative business segment of Telecom Italia, including six central warehouses, 100 advance warehouses and over 4.5 million pieces of telephone equipment and parts a year. The understanding, finalized with the aim of concentrating on the core business, became operative on March 5, 2003 following the authorization of the Antitrust Authority and the experiment with the labor consultation procedure.

Acquisition of Consodata shares

On February 12, 2003, Seat Pagine Gialle purchased 1,108,695 ordinary shares of the French subsidiary Consodata S.A. - listed on the Nouveau Marché of the Paris Stock Exchange - following the sale option exercised by the founding shareholders to which they were entitled on the basis of the agreement signed originally with the previous management of Seat Pagine Gialle on July 31, 2000. As a result of this transaction, after payment of the agreed consideration of euro 44 per share - for a total amount some euro 48.8 million - Seat Pagine Gialle acquired a further 8.17% stake and voting rights in the company, thus increasing its holding in Consodata S.A. to 98.60%.

Sale of Telekom Srbija

On December 28, 2002, the Telecom Italia Group announced that it had reached an agreement for the sale of its 29% stake in Telekom Srbija to PTT Srbija. The agreement for the sale was finalized on February 20, 2003 and the closing is scheduled to take place by the end of June.

PTT will pay euro 195 million, 120 million of which will be paid in four installments beginning February 2003. The remaining amount will be paid in six semi-annual installments beginning January 2006. The shares sold will be deposited with an international bank until full payment of the price.

Sale of Tele Pay Roll Services

On February 28, 2003, Telecom Italia sold to Accenture group the 100% interest in TE.SS – Tele Pay Roll Services, a company responsible for the administration activities connected with human resources management of the Telecom Italia Group. The sales price was euro 10 million. The transaction falls under the program for the divestiture of non-core businesses by the Telecom Italia Group.

Telecom Italia – Hewlett Packard agreement

On February 21, 2003, Telecom Italia and Hewlett-Packard signed a five-year agreement for management services and outsourcing worth a total of euro 225 million. Under the agreement, HP will supply asset management, help desk, maintenance and administration services for 90,000 Telecom Italia workstations,

drawing upon the skills of around 600 IT Telecom specialists, who will be absorbed by a new HP company specialized in these services. For its part, IT Telecom is to house the systems and manage HP Italia's operating activities in the SAP environment.
The agreement will lead to a closer focus on the core business and efficiency needs in terms of savings in the operation of the distributed environment. The deal becomes binding and operational once the consultations with the labor unions have been concluded and authorization has been received from the Italian Antitrust Authority.

Bonds reserved for employees

On February 13, 2003, the Board of Directors of Telecom Italia resolved, by partially revoking the resolution for the issue of bonds for the part not yet executed, to reduce the bond issue reserved for employees from euro 1 billion to euro 400 million.

Repurchase and subsequent cancellation of notes

On March 11, 2003, the Board of Directors of Telecom Italia voted to repurchase, at market price, and subsequently cancel, a part of the notes subscribed by the subsidiary Telecom Italia Finance up to a maximum amount of euro 2 billion. This decision was taken in order to regulate the ratio of net equity to notes and bonds, in view of the motion for the distribution of reserves up to a maximum amount of euro 1,333 million.

Approval of the 2002 interconnection price list by the National Regulatory Agency

On February 27, 2003, the Infrastructures and Networks Commission of the National Regulatory Agency approved the interconnection price list for 2002, currently being announced, which Telecom Italia must apply to competing operators for the use of its network with regard to Interconnection Services for traffic, Billing Services with the risk of non-payment by Telecom Italia subscribers for access to non-geographical numbers and Unbundling Local Loop Access Services. The economic effects are included in the 2002 financial statements.

LISIT Informatica

On February 4, 2003, Telecom Italia, in a temporary association of companies with Finsiel and Lutech (Lucchini group), won the bid held by the Lombardy Region (through the subsidiary Lombardia Informatica S.p.A.) for the supply of the goods and services needed to disseminate and manage the "Regional Services Card" throughout the Lombardy Region.
The total value of the bid won by the association led by Telecom Italia, scheduled to last until 2009, is approximately euro 350 million.
Within the framework of the obligations undertaken, Telecom Italia and Finsiel acquired 35.2% of the share capital of LISIT, for a total of euro 54 million.

Agreement for the acquisition of Megabeam

In March 2003, Telecom Italia signed the agreement for the acquisition of 100% of the share capital of Megabeam Italia S.p.A., the first Italian wireless internet service provider, for consideration of euro 11.5 million.
Megabeam's acquisition falls under Telecom Italia's broadband strategy, in which wireless technology, such as Wi-Fi, occupies a fundamental role in solutions both for the family and for business, since it enhances the innovative connectivity services on fixed networks with functions and flexibility.
Megabeam offers Wi-Fi networking services in private sites and is experimenting the same Wi-Fi service in public places – in the main Italian airports and in an important hotel chain – using Wireless-Lan which operates on the 2400-2483.5 frequency.
The execution of the agreement is subject to the approval of the Antitrust Authority.

Buy-back of treasury stock by Telecom Italia

Under the transaction for the buy-back of treasury stock authorized by the Ordinary Shareholders' Meeting of Telecom Italia shareholders on November 7, 2001, during the period January 1, 2003 to March 11, 2003, 8,662,500 savings shares were purchased at an average price of euro 4.73 per share, for an investment of euro 41 million, and 915,000 ordinary shares at an average price of euro 6.83 per share, for an investment of euro 6 million. The total treasury stock purchased up to March 11, 2003 amounted to 54,309,500 savings shares at an average price of euro 5.24 for an investment of euro 285 million and 6,195,500 ordinary shares at an average price of euro 8.00 for an investment of euro 50 million.

Sale of SITEBA
On March 12, 2003, Telecom Italia sold, to the other shareholders which exercised their pre-emptive right, the 30% investment held in the share capital of the company SITEBA Sistemi Telematici Bancari S.p.A., for a total amount of some euro 7.2 million.

Merger by incorporation of Telecom Italia Lab in Telecom Italia
As voted by the Extraordinary Shareholders' Meetings of Telecom Italia and Telecom Italia Lab on December 12, 2002, the 100%-controlled company Telecom Italia Lab was merged by incorporation in Telecom Italia. The deed of merger was signed on March 18, 2003, effective for accounting and fiscal purposes on January 1, 2003.
Project to merge Telecom Italia and Olivetti
On March 11, 2003, the Boards of Directors of Olivetti and Telecom Italia passed resolutions on the project directed to the simplification of the corporate structure of the Group via the merger of the two companies. The project specifically calls for the merger by incorporation of Telecom Italia in Olivetti and constitutes a fundamental step in the industrial and financial reorganization process begun in July 2001 and aimed at the creation of value for the shareholders.

■ BUSINESS OUTLOOK

In 2003, the Telecom Italia Group expects to substantially maintain operating income at this year's level and further reduce net debt.

■ RELATED PARTY TRANSACTIONS

With reference to related party transactions, the effects of such transactions on the balance sheet and statement of income in the consolidated financial statements of the Telecom Italia Group at December 31, 2002 are reported in the following table.
The effects of transactions between Telecom Italia S.p.A. and the relative parent companies, subsidiaries and affiliated companies are reported, as a supplement to this disclosure, in the individual notes to the statutory financial statements of Telecom Italia S.p.A..
In the consolidated financial statements, the effects of intercompany transactions on the balance sheet and statement of income, that is, all transactions among consolidated companies, have been eliminated.
All related party transactions, including intercompany transactions, fall within the normal business operations of the group, are governed by market terms or on the basis of specific laws; there aren't atipic or unusual transactions.

Major statement of income and balance sheet components	Transactions with:		Nature of transaction
(millions of euro)	unconsolidated subsidiaries and affiliates	parent companies, subsidiaries and affiliates of parent companies	
Sales and service revenues	299	3	These comprise revenues from Teleleasing (euro 105 million), Brasil Telecom (euro 48 million), Stream (euro 42 million), Auna group (euro 18 million), Telecom Argentina (euro 18 million), Telekom Srbija (euro 17 million)
Raw materials and outside services	445	24	These mainly comprise rent payable to IMSER (euro 153 million) and Telemaco Immobiliare (euro 37 million) as well as TLC service costs from Etecsa Cuba (euro 77 million) and maintenance and assistance contracts from Italtel (euro 40 million) and Siemens Informatica (euro 24 million)
Net other (income) expense	9	-	These mainly relate to cost recoveries for personnel on loan to certain foreign subsidiaries and affiliates
Net financial (income) expense	(9)	(11)	These include accrued interest income on loans made to certain subsidiaries and affiliates (euro 14 million), interest expense payable to Teleleasing for financial leasing transactions (euro 23 million) and interest on the payable by Softe to Olivetti Finance NV (euro 11 million)
Loans in long-term investments	440	-	These comprise medium/long-term loans made to IS TIM (euro 313 million), Tiglio I (euro 54 million), Telegono (euro 34 million) and Tiglio II (euro 30 million)
Financial receivables	35	-	These comprise short-term loans made to TMI group companies (euro 14 million) and Golden Lines (euro 10 million net of provisions)
Financial payables	406	-	These refer mainly to payables for finance leases to Teleleasing (euro 393 million)
Trade and other accounts receivable	219	2	They mainly regard receivables from Stream (euro 71 million), Telekom Srbija (euro 21 million net of provisions), Teleleasing (euro 38 million) and Consorzio Telcal (euro 14 million)
Trade and other accounts payable	386	311	These refer to payables to Olivetti for the settlement of Group VAT and receivables from the tax authorities transferred (euro 296 million) and supply contracts connected with operating and investment activities: they include payables to the Italtel group (euro 150 million), Siemens Informatica (euro 40 million), Teleleasing (euro 17 million) and advances from Consorzio Telcal (euro 103 million)
Contract work in process	110	-	These refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan
Guarantees and collateral provided	908	-	These comprise sureties provided on behalf of Is Tim (euro 537 million), Consorzio Csia (euro 85 million) and Stream (euro 72 million) as well as collateral on behalf of Is Tim (euro 110 million)
Purchases and sales commitments	17	-	They refer to commitments with Teleleasing under operating leases.
Investments in fixed assets and intangibles	455	-	These mainly consist of acquisitions of telephone exchanges from the Italtel group (euro 406 million) and computer projects from Webegg (euro 14 million) and Siemens Informatica (euro 19 million)
Acquisition of investments	-	58	50% of Webegg from Olivetti
Disposal of investments	690	-	25% of Mobilkom Austria, through the disposal of the Autel holding to Telekom Austria
Contribution and sale of business segments	219	-	They refer to gains realized on the concentration of real estate assets in Tiglio I (euro 159 million) and the contribution of the "asset management" business segment to Tiglio II (euro 60 million) (1).

Related party transactions, excluding transactions among Group companies, also comprise those by the Telecom Italia Group with the Pirelli group and the Edizione Holding group in 2002 as follows:

(millions of euro)	2002	
Sales and service revenues	26	These mainly refer to telephone services to Pirelli group (euro 8 million) and to Edizione Holding (euro 16 million) and to information services to Pirelli group (euro 2 million).
Raw materials and outside services	23	These essentially refer to R & D expenditures and the supply of services in the IPR field to Pirelli group (euro 21 million) and to Edizione Holding group (euro 2 million).
Trade and other accounts receivable	3	These mainly refer to the above-mentioned telephone services to Pirelli group (euro 1.6 million) and to Edizione Holding group (euro 1.5 million).
Trade and other accounts payable	9	These mainly refer to the supply contracts connected with investment activities to Pirelli group (euro 8 million) and to Edizione Holding group (euro 1 million).
Investments in fixed assets and intangibles	32	These mainly refer to purchases of telecommunications cables from Pirelli group.
Acquisition of investments and purchases commitments	21	Purchase of 25.3% stake in EPIClink by Telecom Italia S.p.A. from Pirelli S.p.A. (euro 18 million) purchase commitment for remaining 5% (euro 3 million) (2)
	35	Purchase by TIM of Blu S.p.A. shares, stake from Edizione Holding S.p.A. e Autostrade S.p.A.. (2)
Acquisition of business segments	3	Purchase of a business segment by EPIClink S.p.A. from Pirelli Informatica
Disposal of business segments	15	Gain on the sale of non-facility business segments to Pirelli Real Estate (1)

Moreover, during the year 2002, TIM sold telephone cards for an equivalent amount of some euro 20 million to Autogrill (Edizione Holding Group) for subsequent resale to the public.

(1) The acquisition and sale transactions of equity investments is fully described in the section "Acquisitions and sales of equity investments" and in the section "Economic and financial performance - Telecom Italia Business Units/Operating Activities – Other activities".

(2) The transaction is extensively described in the section "Acquisitions and sales of equity investments".

ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA BUSINESS UNITS/OPERATING ACTIVITIES

DOMESTIC WIRELINE

- **Growth of profit margins**
- **Innovation of products and service and in the field of Customer Care**
- **Efficiency in costs and investments**
- **Development of fiber optic networks for operators**
- **Corporate reorganization for international services management**

THE BUSINESS UNIT

The Domestic Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services and call centers, for final (retail) customers and other (wholesale) operators. On an international level, Domestic Wireline develops fiber optic networks for wholesale customers, mainly in Europe and Latin America.
During the year, strong competition in the market continued. It was more accentuated in the case of national traffic and was countered with new rate plans offered as part of the action to win back and retain customers.

THE STRUCTURE BUSINESS UNIT

The Business Unit is organized as follows:

Telecom Italia DW	National Subsidiaries	International Subsidiaries
Wireline TLC services: Traffic and Access Data Business National Wholesale International Wholesale (1) Public Telephone Services	Atesia S.p.A. Path.Net S.p.A. Telecom Italia Sparkle Group (1) - Telecom Italia Sparkle S.p.A. - Pan European Backbone - Telecom Italia of N.A.Inc. - Telemedia Int.Lux. Group	Latin American Nautilus Group Mediterranean Nautilus Group Med-1 Group Intelcom San Marino S.p.A.

(1) "International Wholesale Services" became part ot Telecom Italia Sparkle on December 31, 2002

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

In 2002, changes in the scope of consolidation were due to the transfer of Saritel S.p.A. to the Information Technology Group Operating Activity and the addition of the company Intelcom San Marino S.p.A. (previously part of the International Operations Operating Activity) following the reorganization of the international operations of the Telecom Italia Group. 2001 figures have been restated accordingly.

On December 31, 2002, Telecom Italia's "International Wholesale Services" business was contributed to Telecom Italia Sparkle (ex TMI - Telemedia International Italia), to which the investments in the companies headed by Pan European Backbone and Telecom Italia of North America were also conferred at the same time. Telecom Italia Sparkle will have the task of developing the international services market aimed at "heavy users", these being wireline and mobile operators, ISPs (Internet Service Providers) and multinational companies. This initiative will enable Telecom Italia to step up its competitive position on the international market by focusing on high-value Data and Internet services with a high growth potential, operated on infrastructures owned by the Group in Italy and abroad.

ECONOMIC AND FINANCIAL DATA

The following table shows the key results in 2002 compared to those in 2001, restated for purposes of comparison.

(millions of euro)	2002 (a)	2001 (b)	Change (a - b) amount	Change (a - b) %
Sales and service revenues	17,022	17,168	(146)	(0.9)
Gross operating profit	7,965	7,750	215	2.8
% of revenues	*46.8%*	*45.1%*		
Operating income	4,700	4,361	339	7.8
% of revenues	*27.6%*	*25.4%*		
Investments:				
. industrial	2,462	2,801	(339)	(12.1)
. goodwill	-	-	-	-
Employees at year-end (number)	53,682	57,895	(4,213)	(7.3)


Gross operating profit
7,750
7,965
2001
2002

For comments on the performance of operations please refer to the section "Economic and financial review of Telecom Italia S.p.A.".

Compared to the prior year, *Sales and service revenues* reported a reduction of 0.9% (-euro 146 million). This slight fall, which was considerably lower than that reported in 2001 (-1.4% compared to 2000), constitutes a very important result that was achieved thanks to an effective focus on the telephony market, the core market of the Business Unit, and to the notable growth of the broadband markets. Growth in the segment of innovative Data services and Web services was particularly significant. This compensated the decline recorded in traditional data and leased line services, which were affected by a regimented price regime, and the effect of migration towards innovative solutions.
In particular, the reduction in revenues can be mainly attributed to traffic (-euro 533 million) and other components reporting a decline (sales and other revenues), and was offset to a large extent by the increase in charges and fees (+euro 539 million).
In greater detail, the reduction in the average yield of traffic (-8.3%) was partially compensated by an increase in minutes (+2.4%), with greater stability of the market share and growth of 0.1% compared to 2001. The main phenomena which influenced these figures were as follows:

- the spread of commercial rate plans (mainly Teleconomy and Alice) offering rate discounts on traffic in order to build customer loyalty, with payment of subscription charges;
- the rate adjustments of July 1, 2001 and February 1, 2002 which reduced the prices of national and international communications and, at the same time, led to an increase in subscriber line charges for the network;
- the competitive context;
- the sharp growth of "carried" traffic on behalf of other operators.

There was a considerable increase in the *gross operating profit* compared to the prior year (+2.8%), which was amply confirmed by the *operating income* (+7.8%), as a result of steps taken to curb costs and improve the level of the efficiency of invested capital begun in 2001.

Investments fell by 12.1% compared to the prior year, as a result of a selective policy of investments designed to combine efficiency with technological development.

The number of *employees* fell by 4,213 due to cutbacks under Law 223/1991 (3,298), other resignations (2,040), new recruits (1,104) and an increase as a result of transfers of employees from other companies in the Group (21).

INFORMATION ON OPERATIONS

The following table shows the operating highlights in 2002, compared to those in 2001:

Operating data	12.31.2002	12.31.2001
Fixed network connections (in thousands)	27,142	27,353
- of which ISDN	5,756	5,403
Annual increase in minutes of traffic on the fixed network (%)	2.4	22.5
• national traffic	1.8	22.8
• international traffic	17.9	16.9
- outgoing	13.0	11.4
- incoming	(0.1)	12.6
- in transit	64.1	39.3

Traffic and access

During 2002, new commercial rate plans were launched for Residential and Business Phone services, including:

Residential telephone services	Ricomincio da Te	Generalized plan combining minutes of free calls (local and long-distance) included in the monthly basic telephone subscription charge
	Teleconomy Forfait	Customized package offering free national calls (local and long-distance calls) of unlimited duration for a fixed monthly cost
	Teleconomy Zero	Customized package offering calls to anywhere in Italy (local and long-distance calls) at a fixed cost per call (regardless of the duration of the call) with a monthly subscription charge
Business telephone services	Ricomincio da Te	In the second half, the plan combining minutes of free calls with a simultaneous adjustment of the monthly basic subscription charge was also introduced to the Business segment
	Business and Corporate Rate Plans	Plan directed at companies with a high volume of traffic detailed into 9 variable rate plans according to the customer's commitment for expenditure, with the expense subdivided into six installments
	Teleconomy Professional Plan	Plan enabling customers to acquire a maximum number of minutes of national traffic included in the monthly subscription charge
	Teleconomy Zero Business	Package offering calls to anywhere in Italy (local and long-distance calls) at a fixed cost per call (regardless of the duration of the call) with a monthly subscription charge

With reference to Public Telephone Service installations, terminals using ISDN technology numbered 104,635 at year-end (+50% compared to year-end 2001).

Data business

During 2002, the commercial range of data packages was expanded by the introduction of new plans in both the data transmission segment of corporate networks and Internet access, offered to Companies and Private Customers alike. These included:

Data transmission services	• Development of new fiber optic solutions for both point-to-point connections and IP services, with new rate plan profiles especially for the small/medium size business segment • Extension of geographical coverage in broadband with 600 new ADSL exchanges, and extension of the ATM service to 80 POP with consequent repricing • Consolidation of the range of value-added services offered through the launch of security solutions for the small/medium-size business segment and enhancement of the range of outsourcing services
Web services	• Launch of the web-wizard rate plan for helping users create websites on the Broadway platform • Launch of storage services which make a secure, confidential space available to companies for keeping and conserving sensitive documents in Internet Data Centers • Enhancement of messaging services through integration with SMS and Fax services and of streaming services on Internet WebStudios with the introduction of hi-tech production and operation tools • Expansion of the IES rate plan with customized e-learning environments for companies • New services for the Full Business Management plan (Housing, Hosting and Colocation)

National wholesale

In 2002, Telecom Italia expanded its activities in the national wholesale area as follows:

- at year-end approximately 131,000 phone lines had been connected directly to the networks of other operators, through Local Loop Unbundling.
- approximately 220,000 ADSL Wholesale lines were acquired by other operators and ISPs.
- an increase of approximately 20% of traffic from traditional interconnection services compared to the prior year.
- an increase of approximately 8% of access lines compared to 2001.
- construction of long-distance fiber optic networks for some leading mobile and wireline operators in 2002.

From the commercial point of view, in 2002 the activities of the Wholesale market were expanded through the following products:

Access to broadband	*Wholesale ADSL*: The plan, which was already available the prior year, was enhanced through the addition of new features in terms of services and economic incentives. A new plan was introduced whereby the ADSL connection is invoiced based on consumption, according to the traffic involved. Finally, promotional offers were introduced for activation fees and discounts on monthly subscription rates *Permanent Virtual Channel*: new technological (SHDSL technology) and commercial (flat-rate charges applied to symmetrical connections) features have also been introduced for this type of connection
Dedicated carrier services	*Giganet:* the service for carrying data on optic connections, already available at the speed of 2.5 Gbit/s, has been expanded with the introduction of the speed of 10 Gbit/s
Unbundling Local Loop Services	*ULL Provisioning*: A new plan has been created to enable operators to obtain additional processing capacity of ULL orders from Telecom Italia compared to the standard capacity. In addition, significant economic incentives were introduced on ULL and Shared Access services
Housing and hosting	There have been significant developments in the offering to accommodate apparatus on Telecom Italia premises. It has been extended to various types of systems and includes the option of maintenance of the apparatus concerned
Internet interconnection traffic	*Decade 7*: OLOs (Other Licensed Operator) and ISPs have initiated the large-scale introduction of the new numbering system for access to Internet through the telephone network. This interconnection service makes it possible to use single numbers on a national scale to dial the access supplier, and also makes it possible to charge the final customer for the traffic in various ways *"Flat collection"*: This new offer has been introduced whereby, in addition to the minute collection system already available, operators can acquire a certain "capacity" of traffic collection at various levels of the network, in blocks of 30 lines

International wholesale

With regard to international wholesale services (which, as described above, were contributed to Telecom Italia Sparkle at the end of 2002 by Telecom Italia - Domestic Wireline), growth was steady both in Telephony services and in IP and Data transmission services:

- With regard to wholesale volumes there was growth (+26.2% compared to the prior year) thanks to interconnection with new international carriers, to greater collection by Italian OLOs on the domestic market and the competitiveness of the Telecom Italia offering in the transit segment.
- In the area of IP and data transmission, there was an increase in the sales of innovative international connectivity services, (+6.7% compared to 2001), in line with the growth trend of the market.

National network

The national network in statistics at December 31, 2002 is as follows.

Exchange areas	about 10,400
Switching areas	615, served by 628 Line Stages (LS)
Gateway areas	33, served by 66 Transit Group Stages (TGS)
Copper access network	104.3 millions of kilometers-pair
Fiber optic access network	417,000 kilometers-line
Fiber optic carrier network	3.18 million of kilometers-line
Direct dialing circuits	3.6 million
Network for direct digital circuits	511,600 access points with speed up to 2 Mbit/s
Frame Relay accesses	about 71,500 gates at 2 Mbit/s
PoP main data networks	32

As far as the national network is concerned, during 2002, infrastructures and operation systems were improved, in particular, by the development of the infrastructure supporting broadband services. The following activities are worthy of note:

National Backbone	The migration of long-distance phone traffic from a backbone based on circuit technologies to the innovative one based on IP technologies began. In 2002, work began to integrate the voice and data network platforms with the migration of voice traffic to the Rome-Milan route on the innovative IP network; the project is scheduled for completion in 2004
ADSL	In 2002, the ADSL network was extended to increase the coverage of the ADSL service to more than 74% of Internet users in 1,300 towns with 2,120 exchanges
SHDSL	New technology is making it possible to supply services at up to 2 Mbit/s by using a single two-pair copper cable
Gigabit Ethernet	Work continued to create a network to support the marketing of services based on Gigabit Ethernet technology (Ethernity and Hyperway MPLS services)
W-LAN	The broadband wireless LAN service for private users was introduced
Open Multimedia Platform	The Open Multimedia Platform (Content Delivery Network) was introduced, making it possible to accelerate the distribution time of Web content by repetition on the network server
Carrier network	17 more SDH rings were realized for the network infrastructure called Arianna involving links between the regional networks and the national transmission backbone. The national 96-fiber T-bone fiber optic cable infrastructure using new technology linking the largest Italian cities has been completed along the main line of Turin-Venice and Milan-Palermo via Genoa-Florence-Rome-Naples, and via Bologna-Ancona-Bari. 32-fiber optic wavelength division multiplexer systems (DWDM) have been introduced at the speed of 40 times 10 Gbit/s
Organization of operating activities	Within the framework of striving to improve the efficiency and quality of service, the Single Work Center (CLU) project has been completed for the integration of work centers (which are no longer specialized according to the type of activity) and the reduction of the number of centers from 331 to 148. The Work Force Management (WFM) and Trouble Ticket Management (TTM) platform has now been spread to all the work centers. The organization of network platform supervision and control has been centralized and the number of national centers has been reduced from 11 to 5. The delivery and assurance processes were re-engineered and optimized
Value-added voice services	With regard to VAS voice services, implemented through the Intelligent Network, numerous new services were created, particularly in the field of Public Telephone Services, games and Customer Operation

- **International network**

The international network in statistics at December 31, 2002 is as follows.

Network operator directly connected	237
- Countries connected by direct dialing	220 (more than 9 satellite destinations)
- Countries connected by ISDN	53
Switching exchanges	9 (5 in Milan, 3 in Rome and 1 in Palermo)
Extent of European backbone	36,600 kilometers-line
Bands	2 rings of 60,000 Mbit/s

As far as the international network is concerned, services continued to be activated on the new infrastructures and operating systems developed in 2001. These were carried out in geographical areas with a strong growth in demand for capacity and of strategic importance, thanks partly to interconnection with MED and LAN networks.

At the end of 2002, integrated voice/data POPs in Europe and the U.S.A. were nine, in Amsterdam, Brussels, Frankfurt, London, Milan, Paris, Vienna, Zürich and Newark. The submarine cable network is now approximately 360,000 km long. Highlights during the year include:

Pan-European Backbone	Activation of the pan-European regional network, which connects nine countries (Austria, Belgium, France, Germany, Italy, Holland, Spain, Switzerland and Great Britain) with high-speed optical fibers and a ring structure which will guarantee the self-protection of traffic should a fault occur on any given section. Activation of cross-border services for wholesale customers such as Managed Bandwidth (transmission capacity services), IP connectivity (international IP connectivity services), international phone services (transport and delivery of international phone traffic, also using ATM technology) and GRX (GPRS Roaming eXchange for IP interconnection between GPRS mobile operators) which are now fully operational.
LAN (Latin American Nautilus)	Activation of the final configuration of the LAN ring network, which connects eight junctions in Latin America, including Rio de Janeiro, São Paulo, Buenos Aires and Santiago, to the American junctions in Miami and New York.

MED (Mediterranean Nautilus)	Work continued on the "Mediterranean Nautilus" project, the submarine optical fiber ring network which will connect Italy, Greece, Turkey and Israel, with the completion (in the configuration which ensures self-protection of the traffic) of the ring which connects the points of Catania (Sicily), Chania (Crete), Haifa (Israel) and Tel Aviv (Israel).
TINA (Telecom Italia of North America)	Within the framework of the international development of the Telecom Italia network, POPs were installed in Newark (NJ) and Miami, making it possible to expand and extend the commercial range of services currently active on the Pan-European PEB network (IP connectivity, wholesale phone services and Managed bandwidth) to North America and, through Miami, also to those of South America (LAN). Furthermore, work began to augment capacity on the trans-Atlantic route (EU-USA) .

Events subsequent to December 31, 2002

Events already described in the section "Subsequent events" are listed below :

- **New broadband network infrastructure:** in February 2003, Telecom Italia announced the start of an important project to create a new broadband network infrastructure able to distribute hi-tech multimedia services. This initiative will make it possible to adapt telephone exchanges to new technologies through the gradual replacement of current connection systems with apparatus of the new generation.
  The construction of this project was awarded by Telecom Italia to Marconi which won the bid worth more than euro 80 million under a two-year agreement, in keeping with the wide-ranging investment plan that Telecom Italia has set up for developing broadband technologies. Marconi will build the new network infrastructure together with Italtel which will supply its switching technologies and professional services. Thanks in particular to its Access Hub technology, Marconi will make it possible to distribute many services to the clientele, including xDSL, conventional and ISDN telephone services that are able to interact both with conventional exchanges and with new-generation systems based on IP protocols.

- **Approval of the 2002 interconnection price list by the National Regulatory Agency**
  On February 27, 2003, the Infrastructures and Networks Commission of the National Regulatory Agency approved the interconnection price list for 2002, currently being announced, which Telecom Italia must apply to competing operators for the use of its network with regard to Interconnection Services for traffic, Billing Services with the risk of non-payment by Telecom Italia subscribers for access to non-geographical numbers and Unbundling Local Loop Access Services. The economic effects are included in the 2002 financial statements.

MAJOR SUBSIDIARIES

Atesia S.p.A.

Held by: Telecom Italia 100.0%

The company operates in the sector of telemarketing and market research.
The table shows the key economic highlights:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	98	83	18.1
Gross operating profit	38	40	(5.0)
Operating income	32	36	(11.1)

Activities during 2002:

- creation and operation of the first CRM platform and opening of two new Call Centers (about 700 operating stations) to manage the growth of Telecom Italia's business

Path.Net S.p.A.

Held by: Telecom Italia 99.99%, IT Telecom 0.01%

The company is responsible for the development and management of the single Public Administration (R.U.P.A.) network.
The table shows the key economic highlights:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	93	79	17.7
Gross operating profit	5	3	66.7
Operating income	4	1	°

Activities during 2002:
- growth of access and transmission band services compared to 2001
- stipulation of eight important new contracts with the Public Administration (at year-end there were 64 active contracts)

TMI group – Telemedia International Italia (Telecom Italia Sparkle as from December 31, 2002)

Held by: Telecom Italia 100.0%

During 2002, the group was reorganized as a result of the contribution of the "International Wholesale Services" business segment of Telecom Italia – Domestic Wireline. It also changed its name to Telecom Italia Sparkle.

The table shows the key economic highlights, which refer exclusively to the former TMI – Telemedia International Italia group, since the contribution of the business segment took place on December 31, 2002:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	19	91	(79.1)
Gross operating loss	(30)	(53)	43.4
Operating loss	(43)	(126)	65.9

Activities during 2002:
- With reference to the reorganization described above, the economic and financial data for 2002 are not significant

Latin American Nautilus Group

Held by: Telecom Italia 70.0%, Entel Bolivia 10.0%, Entel Chile 10.0%. Tel. Arg. 10.0%

The group ensures the transport of traffic and the supply of transmission capacity for wholesale customers in Latin America.

The table shows the key economic highlights:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of US$)	2001 (millions of US$)	Change in US$ (%)
Sales and service revenues	29	3	28	3	°
Gross operating profit (loss)	11	(26)	11	(24)	°
Operating loss	(6)	(27)	(6)	(24)	75.0

Activities during 2002:
- The group network has been fully operational since the first quarter of 2002. Activities during the year focused on extending the customer base and developing new products and services

Mediterranean Nautilus Group

Held by: Telecom Italia 62.51%, Telecom Italia International 7.49%

The group ensures the transport of traffic and the supply of transmission capacity for wholesale customers in the Eastern Mediterranean.

The table shows the key economic highlights:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of US$)	2001 (millions of US$)	Change in US$ (%)
Sales and service revenues	64	54	61	48	27.1
Gross operating profit	26	20	24	18	33.3
Operating income (loss)	56	(20)	53	(17)	°

Activities during 2002:
- completion of the creation of the submarine fiber optic link being built between Catania, Chania (Crete), Haifa and Tel Aviv (Israel) and the start of traffic carrier activities
- completion of the landing stations in Catania, Athens, Crete and of a Telehouse in Athens
- delivery of a new cable-laying vessel to update the fleet

Med-1 Group

Held by: Telecom Italia 23.17%, Telecom Italia International 27.83%

The group is responsible for installing land-based and submarine networks in the area of the Middle East.

The table shows the key economic highlights:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of US$)	2001 (millions of US$)	Change in US$ (%)
Sales and service revenues	**20**	13	**19**	12	58.3
Gross operating profit	**12**	2	**12**	1	°
Operating income (loss)	**4**	(5)	**4**	(5)	°

Activities during 2002:

- management of the laying of the Lev-1 (Israel-Cyprus-Italy) fiber optic submarine network and integration of the land network

Pan European Backbone

Held by: Telecom Italia Sparkle 100.00%

This is a group of companies responsible for the transport of traffic and the supply of transmission capacity for wholesale customers in Europe.

The table shows the key economic highlights:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	**27**	19	42.1
Gross operating profit	**18**	13	38.5
Operating income	**6**	7	(14.3)

Activities during 2002:

- completion of the Vienna junction and consolidation of commercial activities with the aim of supplying wholesale customers with Managed Bandwidth services (transmission capacity services), IP Connectivity, international phone services and GRX (GPRS Roaming eXchange)

Intelcom San Marino S.p.A.

Held by: Telecom Italia International 70.00%

The company operates under a concession for international telephone services in the Republic of San Marino. In addition, it offers value-added services connected with the sale of international connections, as well as data-transmission, hosting and housing and Internet-access services.

The table shows the key economic highlights:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	**25**	41	(39.0)
Gross operating profit (loss)	**(1)**	2	°
Operating income (loss)	**(11)**	1	°
Volume of traffic handled (millions of minutes)	**166**	304	(45.4)
Internet customers at year-end (thousands)	**5.3**	4.6	15.2

Activities during the 2002:

- The company is currently working out an organizational restructuring plan and a commercial repositioning plan

MOBILE

- **Growth of revenues and improvement in profitability margins**
- **Confirmation of leadership on the domestic market**
- **Launch of GSM service in Brazil**
- **Completion of non-core asset divestiture program**
- **Completion of integration of the former company Blu S.p.A.**

THE BUSINESS UNIT

The Mobile Services Business Unit (TIM group) operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in Latin America and in the Mediterranean Basin.

During 2002, the spread of wireless telephone services throughout the world continued at a steady pace. The number of customers exceeded the billion mark, with penetration of the population at close to 20%. In this scenario, Italy is a market that can now be considered saturated (with a penetration rate of more than 90%) whereas Latin America, with approximately 100 million customers and a level of penetration of approximately 20%, is a market with enormous potential (growth in 2002 was higher than 20%).

THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is organized as follows:



Mobile
National Subsidiaries
International Subsidiaries
Affiliated companies
TIM – Telecom Italia Mobile S.p.A
Mobile South America
Other Subsidiaries
TIM International N.V.
TIM Brasil Group
Bitel Participacoes S.A.(Brazil)
Tele Nordeste Celular Group Participaçoes (Brazil)
Tele Celular Sul Group Participaçoes (Brazil)
Maxitel S.A. (Brazil)
TIM Celular S.A .Brazil)
TIMNet.com S.A. (Brazil)
TIM Perù S.A.C.
Corporacion Digitel C.A. (Venezuela)
Stet Hellas Telecommunications S.A. (Greece)
IS TIM T.H.A.S. (Turkey)

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

The year 2002 was marked by:

- the sale of BDT (Bouygues Decaux Telecom, a 19.61%-owned affiliate, the group holding company of the French operator Bouygues Telecom), for proceeds of euro 750 million and a gain of euro 484 million;
- the sale of Autel (a 100%-owned subsidiary which holds a 25% stake in the Mobilkom Austria group) to Telekom Austria, for proceeds of euro 756 million and a gain of euro 163 million;
- the sale of Auna, for proceeds of euro 240 million and a gain of euro 198 million;
- the purchase of 17.45% of the ordinary share capital of Stet Hellas for euro 108 million, bringing the stake held by TIM International to 81.40%;
- the purchase of 10% of the ordinary share capital of Digitel for euro 32 million, bringing the stake held by TIM International to 66.56%;
- the purchase of 100% of the share capital of Blu, later absorbed by TIM S.p.A.

These transactions had no significant effect on the scope of consolidation in that the companies sold had been valued using the equity method, whereas the acquisition of Blu, consolidated in the Mobile Business Unit for the fourth quarter of 2002 only, had no meaningful impact on the results of operations or on the financial condition.

■ ECONOMIC AND FINANCIAL DATA

The following table shows the key results in the 2002, compared to those in 2001.

(millions of euro)	2002 (a)	2001 (b)	Change (a - b) amount	Change (a - b) %
Sales and service revenues	10,867	10,250	617	6.0
Gross operating profit	5,039	4,760	279	5.9
% on Revenues	*46.4%*	*46.4%*		
Operating income	3,358	3,136	222	7.1
% on Revenues	*30.9%*	*30.6%*		
Investments:				
. industrial	1,715	3,151	(1,436)	(45.6)
. goodwill	196	31	165	°
Employees at year-end (number)	18,702	16,721	1,981	11.8

Gross operating profit


5,039
4,760
2001
2002

In 2002, *sales and service revenues* amounted to euro 10,867 million, an increase of euro 617 million (+6% compared to 2001) despite the effects deriving from the weakness of the Brazilian and Venezuelan currencies. Excluding the effect of the changes in the exchange rates, the increase in revenues would be +11.9% compared to the prior year.
The growth in revenues can mainly be attributed to Italy (+6.7%).
In addition, the TIM Brasil group reported revenues of euro 39 million generated by the GSM service launched in the fourth quarter of 2002.

In 2002, the *gross operating profit* was euro 5,039 million, with an increase of euro 279 million (+5.9% compared to 2001). As a percentage of revenues, the *gross operating profit* was 46.4% (46.4% in 2001). Excluding the effect of the changes in the exchange rates, the growth of the gross operating profit would be +8.6% compared to the prior year, and can mainly be attributed to the positive performance reported by TIM S.p.A. (+euro 304 million), Stet Hellas (+euro 67 million) and to the improvement in the results, albeit still negative, of TIM Perù (+euro 26 million).

Operating income in 2002 was euro 3,358 million, an increase of euro 222 million (+7.1% compared to 2001) and, as a percentage of revenues was 30.9% (30.6% in 2001). The increase in the operating income can mainly be attributed to the positive results of TIM S.p.A. (+euro 213 million) and Stet Hellas (+euro 42 million) which compensates for the deterioration in the operating income of the TIM Brasil group (euro 45 million) due to expenses incurred for start-up operations.
Since the financial statements of TIM S.p.A. include the economic and financial results for the whole of 2002 of the former company Blu S.p.A., for the purposes of consolidation the economic and equity situation of TIM S.p.A. has been adjusted to eliminate the effects of the merger with Blu as regards pre-acquisition transactions. Furthermore, the economic and equity situation of TIM S.p.A. has been adjusted to account for tax interference mainly for the amortization taken on the UMTS licenses.

Industrial investments in 2002 amounted to a total of euro 1,715 million, with a decrease compared to 2001 of euro 1,436 million, relating to the considerable investments made in 2001 for the acquisition of telecommunications licenses and for the start-up and development of foreign subsidiaries and affiliates.

At December 31, 2002, *employees* numbered 18,702 with an increase of 1,981 compared to December 31, 2001 due both to the acquisition of Blu S.p.A. and the increase in the number of employees of the South American companies connected, amongst other things, with the launch of the GSM service in Brazil.
For a description of operations, please refer to the comment on the parent company TIM and the individual consolidated companies.

■ ECONOMIC AND FINANCIAL DATA FOR MOBILE OPERATIONS IN SOUTH AMERICA

The following table shows the key economic and financial highlights of the Mobile BU operations in Latin America, coordinated by Latin America Operations (LAO).

(millions of euro)	2002 (a)	2001 (b)	Change (a - b) amount	Change (a - b) %
Sales and service revenues	1,298	1,403	(105)	(7.5)
Gross operating profit	274	355	(81)	(22.8)
% on Revenues	*21.1*	*25.3*		
Operating loss	(98)	(72)	(26)	(36.1)
% on Revenues				
Investment:				
. industrial	541	1,662	(1,121)	(67.4)
. goodwill				
Employees at year-end (number)	7,050	5,678	1,372	24.2

Gross operating profit


355
274
2001
2002

In 2002, the operations of the Mobile Business Unit in Latin America generated *revenues* of euro 1,298 million, with a decrease of 7.5% compared to 2001, and can mainly be attributed to the effect of changes in the exchange rates resulting from the weakening of the Brazilian and Venezuelan currencies.
Gross operating profit for 2002 amounted to euro 274 million, with a decrease of 22.8% compared to 2001. This was due mainly to expenses incurred for start-up activities.
Operating income for 2002 was a loss of euro 98 million.
In 2002, *industrial investments* amounted to euro 541 million, with a decrease compared to 2001 of euro 1,121 million. The decrease can be correlated to the aforementioned investments made in 2001 to acquire PCS telecommunications licenses in Brazil and the start-up and development of foreign subsidiaries. In particular, on October 18, following the concession of authorization from Anatel, the Brazilian Regulatory body for telecommunications, the TIM group launched a commercial plan for the GSM mobile telephone service throughout the Brazilian territory.
At December 31, 2002, *employees* numbered 7,050, an increase of 1,372 compared to December 31, 2001 which can mainly be attributed to the increase of employees associated with the above-mentioned launch of the GSM service in Brazil.

■ TELECOM ITALIA MOBILE S.p.A. (PARENT COMPANY)

Held by: Telecom Italia 54.82%, TI Finance 0.17%

The following table shows the key economic highlights. Since the 2002 economic results of TIM S.p.A. also include those of the merged company Blu, for purposes of comparison with the figures of the prior year, the results are also shown net of Blu.

(millions of euro)	**2002** TIM EXCLUDING BLU (a)	**2002** BLU (b)	**2002** TIM POST-MERGER (*) (a+b)	**2001** TIM (c)	**Change (%)** (a-c)
Sales and service revenues	8,915	213	9,022	8,357	6.7
Gross operating profit (loss)	4,529	(125)	4,404	4,225	7.2
Operating income (loss)	3,323	(170)	3,153	3,231	2.8

(*) The figures are net of any intercompany eliminations.

The comments on the key economic and financial results refer to data excluding the effects of Blu's operations.

The increase in *sales and service revenues* stems from higher service revenues, the VAS component of which increased by more than 41% to euro 752 million, thanks to the growth of SMS (+32.6%) and the increase in traffic to euro 6,845 million (+3.5%) especially as a result of the growth of Internet traffic.
Revenues from prepaid cards showed an increase of 19.3%.
Revenues from sales of phones, spurred on by the launch of MMS services, led to overall growth of approximately 9%.

Gross operating profit increased more than revenues, as a result of efforts to curb expenses, achieved also thanks to the considerable efforts made to improve efficiency in operating and administrative expenses.

Operating income rose by 2.8% and was affected by higher amortization and depreciation charges for the year which included:

- the amortization of the UMTS license, recorded beginning from the month of January for purposes of tax deductibility. The charge was some euro 121 million, gross of the tax effect of some euro 49 million;
- higher depreciation of fixed assets following the review of the estimates for the useful lives of the assets. Such higher depreciation, compared to the depreciation charge that would have been recorded if the previous estimated useful lives had been used, amounted to about euro 53 million.

Activities during 2002:
The following table shows the key operating highlights for 2002, compared to 2001, and the main activities carried out by each sector:

TIM – operating highlights (excluding BLU)	**12.31.2002**	**12.31.2001**
TIM lines in Italy (thousands)	25,302	23,946
Mobile traffic (millions of minutes)	36,432	33,784
GSM penetration in Italy (% of population)	99.8	99.7
E-TACS penetration in Italy (% of population)	98.0	98.0

In 2002, TIM continued to develop innovative services with the aim of building customer loyalty and giving users greater incentives for using mobile phones. The most important initiatives are discussed below:

- TIM was the first mobile operator in Europe to launch the new MMS (Multimedia Messaging Service), the multimedia evolution of SMS, making it possible to send and receive, directly from and on cell phones or on PCs, messages composed by photos, images, sound and texts.
- Presentation of the Extended memory SIM Card (64K/byte).
- Launch of the exclusive "4888 Pay For Me" service, which enables customers to charge the cost of a call to the receiver of the call (TIM cell phones and all Telecom Italia fixed phones).

MAJOR SUBSIDIARIES

EUROPE

Stet Hellas Telecommunications S.A.

Held by: TIM International N.V. 81.40%, TI Finance 0.13%

The company operates the GSM service in Greece.
The table shows the main economic and operating data:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	689	523	31.7
Gross operating profit	255	188	35.6
Operating income	131	89	47.2
Number of lines at year-end (thousands)	2,514	2,135	17.8
Market share	27%	27%	

The results achieved in 2002 confirm the positive market performance of Stet Hellas. Revenues increased by 31.7% compared to the prior year, mainly as a result of the increase in outgoing traffic and VAS services. The gross operating margin rose by 35.6% as a result of market growth, with an increase in industrial costs that was lower than the increase in revenues. The operating income was euro 131 million, an increase of 47.2%.

Activities during 2002:

- Launch of the TELEST E-bill, a service offered to subscribers through Internet
- Development of TELESTET Centers, which helped to encourage the growth of the distribution network
- Launch of the new "B Best Web SMS" service for business clientele
- Experiments with the UMTS infrastructure, currently at the testing stage

LATIN AMERICA

As previously pointed out, the activities of the Mobile BU in Latin America are coordinated by Latin America Operations.

Tele Nordeste Celular Participaçoes Group

Held by: Bitel Participaçoes S.A. 21.18%

The group operates mobile network services in the northeast of Brazil using TDMA technology.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of reais)	2001 (millions of reais)	Change in reais (%)
Sales and service revenues	355	416	984	876	12.3
Gross operating profit	189	198	523	416	25.7
Operating income	98	102	271	215	26.0
Number of lines at year-end (thousands)			1,926	1,758	9.6
Market share			59%	65%	

The economic results achieved in 2002 reflect a general increase compared to 2001. Revenues increased by 12.3% thanks to the expansion of telephone traffic and growth in interconnection rates which were updated by Anatel in February. The gross operating profit increased by 25.7% compared to the prior year as a result of an improvement in cost control policies. The operating income rose by 26% compared to 2001.

Activities during 2002:

- Strategy aimed at pursuing profitability and focused on the corporate segment
- Launch of programs to encourage customer loyalty and retention
- Rationalization in the operation of points of sale and with the aim of pursuing a continuous reduction of costs
- Control of investments, while pursuing the objective of maintaining an optimum level of efficiency of service

Tele Celular Sul Participaçoes Group

Held by: Bitel Participaçoes S.A. 20.68%

The group operates mobile network services in the south of Brazil using TDMA technology.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of reais)	2001 (millions of reais)	Change in reais (%)
Sales and service revenues	364	423	1,010	889	13.6
Gross operating profit	152	179	422	376	12.2
Operating income	69	88	192	185	3.8
Number of lines at year-end (thousands)			1,724	1,604	7.5
Market share			61%	65%	

Positive results were reported in 2002. As in the case of Tele Nordeste Celular, revenues increased compared to 2001 (+13.6%) thanks to higher interconnection rates and greater telephone traffic. Cost control policies led to an increase in the gross operating profit of 12.2% and an improvement in the operating income of 3.8%.

Activities during 2002:

- Implementation of strategies focused on the clientele
- Repositioning of the commercial product range for the business segment
- Growth of revenues from SMS and from value-added services
- Development of diversified sales channels

Maxitel S.A.

Held by: TIM International N.V. 58.70%, Bitel Participaçoes S.A. 37.97%, TIM Brasil S.A. 3.33%

The group handles mobile telephone services in Brazil in the areas of Bahia Sergipe and Minas Gerais using TDMA technology.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of reais)	2001 (millions of reais)	Change in reais (%)
Sales and service revenues	273	277	755	582	29.7
Gross operating profit	106	86	293	181	61.9
Operating income (loss)	27	(21)	74	(44)	°
Number of lines at year-end (thousands)			1,392	1,196	16.4
Market share			30%	33%	

During 2002, Maxitel reported an increase in revenues of 29.7% compared to 2001, attributed to a significant increase in telephone traffic and to the review of interconnection rates. The increase in revenues, together with a more careful control of costs, led to growth in the gross operating profit of 61.9% and to a positive operating income.

Activities during the year:

- Special offers for subscriber customers to encourage migration to new rate plans
- Commercial strategies focused on customer acquisition and retention of high-profile customers
- Expansion of the range of value-added services

Tim Celular S.A.

Held by: TIM Brasil S.A. 100.00%

The company operates mobile network services using GSM technology in the north of Brazil and in the states of São Paulo, Rio de Janeiro and Espirito Santo.
Within the framework of the corporate reorganization process, Portale Rio Norte and TIM Celular Centro Sul were merged by absorption in Portale Sao Paulo, which subsequently changed its name to Tim Celular.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of reais)	2001 (millions of reais)	Change in reais (%)
Sales and service revenues	39	0	108	0	-
Gross operating loss	(170)	(16)	(472)	(33)	°
Operating loss	(188)	(16)	(521)	(34)	°
Number of lines at year-end (thousands)			293	0	-

Revenues in 2002 were generated by the launch of the GSM service in the fourth quarter of 2002. The company reported a gross operating loss and an operating loss because of start-up expenses.
Activities in 2002:

- Implementation of the roll-out of the network and IT systems
- Organization of the sales force and the distribution channel
- Strategy focused on innovative features of the GSM service and the SIM card
- Activation of call center services

TIM Perù S.A.C.

Held by: TIM International N.V. 100.00%

The company operates mobile telephone services in Peru.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of nuevo soles)	2001 (millions of nuevo soles)	Change in nuevo soles (%)
Sales and service revenues	93	34	308	105	193.3
Gross operating loss	(29)	(55)	(95)	(173)	45.1
Operating loss	(61)	(76)	(201)	(238)	15.5
Number of lines at year-end (thousands)			395	173	128.3
Market share			17%	10%	

In 2002, revenues increased by approximately 193% compared to the prior year, particularly as a result of the intensification of telephone traffic generated by the increase in the customer base. The gross operating result improved by 45.1% compared to 2001 thanks to higher revenues and more careful cost control. Despite the fact that the company again reported an operating loss, it improved considerably compared to the prior year.
Activities during 2002:

- Launch of new products and services, with the aim of developing voice and data traffic
- Expansion of the distribution chain and phone recharging points

Corporacion Digitel C.A.

Held by: TIM International N.V. 66.56%

The company operates mobile telephone services in Venezuela.
The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of bolivares)	2001 (millions of bolivares)	Change in bolivares (%)
Sales and service revenues	177	255	260,378	173,328	50.2
Gross operating profit	35	15	51,355	10,139	°
Operating loss	(20)	(32)	(30,070)	(21,466)	40.1
Number of lines at year-end (thousands)			894	667	34.0
Market share (*)			15%	18%	

(*)The market share in 2001 cannot be compared to that in 2002 because the latter refers to the whole of Venezuela whereas the 2001 figure refers only to the central region.

In 2002, revenues increased by 50.2% compared to 2001, thanks to an increase in the number of lines. The gross operating profit improved compared to the prior year as a combined result of a decrease in the costs of services and an increase in revenues. The operating loss shows a deterioration of 40.1% which can mainly be attributed to the impact of the writedown of assets with out-of-date technology.

Activities during 2002:

- Significant changes in the architecture of the network with the choice of Nokia as the main infrastructure supplier
- Updates of prepaid services technology
- Launch of the GPRS and MMS services

■ AFFILIATED COMPANIES

■ MEDITERRANEAN BASIN

IS TIM T.H.A.S.

Held by: TIM International N.V. 49.00%

The company operates mobile telephone services in Turkey, under the Aria trademark.

The table shows the main economic and operating data:

	2002 (millions of euro)	2001 (millions of euro)	2002 (billions of Turkish lire)	2001 (billions of Turkish lire)	Change in Turkish lire (%)
Sales and service revenues	83	46	141,276	58,753	140.5
Gross operating loss	(122)	(181)	(207,609)	(229,154)	9.4
Operating loss	(420)	(382)	(715,735)	(484,897)	(47.6)
Number of lines at year-end (thousands)			1,161	540	115.0
Market share			5%	3%	

The results for 2002 cannot be compared with those of 2001 because some of the revenues and costs date from the start of the operations, that is, from March 21, 2001, and thus refer to a shorter period than the twelve months of 2002.

The growth of revenues was negatively influenced by the deterioration of the macroeconomic scenario which was already in place in 2001 and by a regulatory framework which made it impossible to conclude national roaming agreements with other operators. The company succeeded in limiting the growth of consumption costs. As a percentage of revenues, the company reported a gross operating loss, but with a considerable improvement over that of the prior year. The operating loss deteriorated primarily as a result of the higher amortization and depreciation charges.

Activities during 2002:

- New rate plans aimed at corporate clientele and the introduction of rates based on time frames
- Launch of new services including "pay for me"
- Continuation of the network roll-out with a significant increase in radio base stations

SOUTH AMERICA

In May 2002, the International Operations (IOP) "Operating Activity" was disbanded. While the companies involved maintained the same corporate control structure, the companies and business segments of Telecom Italia which formerly reported to the IOP have been transferred to Domestic Wireline (Intelcom San Marino and Golden Lines), the Foreign Holdings Corporate Function (9Telecom Reseau group, BBNed group, Auna group, Telekom Austria group, Telekom Srbija, Etec S.A. and what remains of the ex IOP), while all the companies situated in Latin America are now coordinated by Latin America Operations (LAO).

LAO's structure is organized as follows:

Latin America Operations		
Subsidiaries		Affiliates
. TIM Brasil Group . TIM Perù S.A.C. . Corporacion Digitel C.A. (Venezuela)	. Entel Chile Group . Entel Bolivia Group . Telecom Italia America Latina	. Telecom Argentina Group . GLB Serviços Interativos (Globo.com) - Brazil

The following comments present the key consolidated economic and financial highlights of the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia.
The economic and financial highlights of the companies in the Tim Brasil group, Tim Perù and Corporacion Digitel are described in the section pertaining to the Mobile BU.

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

2002 was marked by the following transactions:

- Sale, by Telecom Italia Group of a stake in Solpart Participacoes S.A. (indirect parent company of Brasil Telecom) to other shareholders for a price of US $47,000, which takes into account the value of the ordinary shares compared to the preferred shares based on the economic value of Solpart. Following this transaction, the Group's stake in ordinary share capital fell from 37.29% to 19.0%. As a result, the regulatory obstacle preventing the TIM group from launching a mobile telephone service based on GSM technology throughout Brazil was removed. Within the framework of this transaction, both parties have an option which can be exercised in the event certain conditions are met that will restore the shareholder position quo ante.

- on August 19, as a result of the transformation of the subsidiary Telecom Italia do Brasil Ltda, the company Telecom Italia America Latina S.A. came into being. Subsequently, on September 26, Telecom Italia S.p.A. subscribed to the share capital increase of euro 11 million voted by the subsidiary.

ECONOMIC AND FINANCIAL DATA

The following table shows the key highlights, restated for the purposes of comparison, of the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia in 2002, compared to those of 2001.

(millions of euro)	2002 (a)	2001 (b) (1)	Change (a - b) amount	%
Sales and service revenues	1,409	1,534	(125)	(8.1)
Gross operating profit	450	527	(77)	(14.6)
% on Revenues	*31.9%*	*34.4%*		
Operating income	146	187	(41)	(21.9)
% on Revenues	*10.4%*	*12.2%*		
Investments:				
. industrial	216	406	(190)	(46.8)
. goodwill	-	-		
Employees at year-end (number) (1)	5,461	5,746	(285)	(5.0)

(1) Figures restated for the purposes of comparison.

Gross operating profit


527
450
2001
2002

Sales and service revenues amounted to euro 1,409 million, with a decrease of 8.1% (-euro 125 million in absolute terms) compared to 2001. The decrease can be attributed mainly to exchange rate fluctuations (which generated a total impact of -euro 212 million, of which euro 182 million refer to the Chilean peso and euro 29 million to the Bolivian boliviano). Had this effect not been considered, consolidated revenues would have increased by 5.7%, as a result of the increase in revenues of the Entel Chile group (+12.3% in local currency). This was offset by the effects of the deregulation of the Bolivian market (Entel Bolivia reported a reduction of approximately 4.5% in local currency), and the suspension with effect from April 1, 2002 of the contribution of the management fee under the terms of the contract with Telecom Argentina.

The fluctuations described affected profitability performance. In particular, the *gross operating profit* decreased by euro 77 million (-14.6%) compared to 2001, of which approximately euro 65 million can be attributed to the exchange effect. Excluding the exchange effect, the reduction in the gross operating profit compared to 2001 would have been 2.3% and can be ascribed to the suspension of the payment of the management fee by Telecom Argentina and lower profit margins in Bolivia that were offset by a recovery in Chile that can be attributed to improved profit margins in the mobile sector. As a percentage of revenues, the gross operating profit was 31.9% in 2002 (34.4% in the prior year).

Operating income confirms the trends already described with regard to the gross operating profit. As a percentage of revenues, the operating income was 10.4% in 2002 (compared to 12.2% in 2001).

Industrial investments show a declining trend compared to December 31 2001, with a reduction of 46.8%.

Employees numbered 5,461, with a decrease of 285 (-5.0%) compared to December 31, 2001. This can mainly be attributed to rationalization measures adopted by the Entel Chile group and the Entel Bolivia group (reductions of -180 and -122 respectively compared to December 31, 2001).

Entel Chile Group

Held by: Telecom Italia International 54.76%

The group operates in the sectors of fixed and mobile telephone services, data transmission and Internet access services in Chile.

The table shows the key economic and operating highlights 2002, compared to those of 2001:

	2002 (millions of euro)	2001 (millions of euro)	2002 (billions of pesos)	2001 (billions of pesos)	Change in pesos (%)
Sales and service revenues	1,223	1,251	797	710	12.3
Gross operating profit	381	374	248	212	17.0
Operating income	151	128	99	72	37.5
No. of fixed lines at year-end (thousands)			98	95	
No. of mobile customers at year-end (thousands)			2,293	1,936	
Internet customers at year-end (thousands)			513	326	

Activities during 2002:

- Despite the persisting recessive macroeconomic context in South America, in 2002, the Entel Chile group considerably improved all the economic indicators of operational profitability, consolidating its leadership position as a mobile telephone services operator and successfully implementing a fast Internet-access service using WLL technology in Chile and long distance services in Peru and Venezuela
- In August 2002, the Entel Chile group reduced the number of its employees (468 between staff and outsourcing) incurring extraordinary expenses of approximately euro 10 million

Entel Bolivia Group

Held by: Telecom Italia International through ICH/ETI 50.00%

The group operates in the sectors of wireline and mobile telephone services, Internet, data transmission, telex and telegraphy services in Bolivia.

The table shows the economic and operating highlights for 2002, compared to those of 2001:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of bolivianos)	2001 (millions of bolivianos)	Change in bolivianos (%)
Sales and service revenues	186	224	1,260	1,320	(4.5)
Gross operating profit	72	92	489	545	(10.3)
Operating income	2	15	15	91	(83.5)
Number of fixed lines at year-end (thousands)			50	53	
Number of mobile customers at year-end (thousands)			462	368	
Internet customers at year-end (thousands)			15	12	

Activities during 2002:

- Following the deregulation of the market in November 2001, there are now 7 Long Distance and 4 mobile competitors operating in Bolivia, whereas local traffic continues to be operated mainly by pre-existing operators ("cooperativas")
  In this scenario, the operating performance of the group (which formerly held the monopoly for long distance service) shows a significant reduction in revenues from wireline services (-23% in local currency, as a result of lower volumes and price fluctuations) and a decline in profitability (the gross operating profit in local currency was -10% compared to 2001). There was also a reduction in the market share which fell to 87% on long distance service and 71% on international long distance service. Conversely, the mobile sector showed marked growth. Revenues increased by 50% thanks to the dynamics of customers. The company now leads the field with 52% of the market
- During 2002, the group implemented a radical rationalization plan to reduce labor costs (-7%) and investments (-61% compared to 2001), giving priority to the development of GSM technology in keeping with the strategies decided for South America. 2002 also saw the start-up of the xDSL service

Affiliated companies

Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Nortel Inversora 13.97%

The group operates in the sector of fixed and mobile telephone services, data-transmission and Internet-access services in Argentina.

The table shows the key economic and operating highlights:

	2002 (millions of euro)	2001 (millions of euro)	2002 (millions of pesos)	2001 (millions of pesos)	Change in pesos (%)
Sales and service revenues	1,115	3,558	3,940	3,188	23.6
Gross operating profit	672	1,904	2,374	1,705	39.2
Operating income	6	636	21	570	(96.3)
Number of fixed lines at year-end (thousands)			3,295	3,584	
Number of mobile lines at year-end (thousands)			2,725	2,636	
Internet customers at year-end (thousands)			181	247	

The figure for mobile lines at December 31, 2001 includes Nucleo customers.

Activities during 2002:

- The group is implementing a plan to optimize costs and investments and is making efforts to restructure the debt resulting from the serious crisis prevailing in the country
- The group maintained its leadership in the mobile sector, whereas the development of ADSL services has been slowed down by the weakness in the demand for domestic consumption

In the 2002 financial statements, the value of the investment held by Telecom Italia Group in Nortel Inversora, written off in the consolidated financial statements at December 31, 2001, has remained unchanged.

Furthermore, the Telecom Italia Group, as a result of the Nortel Inversora Shareholders' Meeting on April 25 and September 13, 2002 which gave voting rights in the shareholders' meeting to the savings shareholders and the right to appoint their own representative on the Board of Directors, has reduced its percentage of vote in the shareholders' meeting to 33.89%. The percentage holding of ordinary share capital has remained unchanged at 50%, as well as the economic rights thereto.
Finally, as part of the plan to restructure debt, on February 12, 2003, Telecom Argentina and its subsidiary Telecom Personal announced the intention to launch an offer for a portion of its financial debt for cash and to effect a partial payment of the interest due. The offer will be launched after the necessary approvals are received from the competent regulatory authorities.

****

In order to present an overall view of **Latin America Operations (LAO)**, the following table shows the key economic and financial highlights of all the companies operating in wireline and mobile telephone services in South America in 2002, compared to those in 2001, restated for the purposes of comparison.

(millions of euro)	2002 (a)	2001 (b)(1)	Change (a - b) amount	Change (a - b) %
Sales and service revenues	2,706	2,937	(231)	(7.9)
Gross operating profit	724	882	(158)	(17.9)
% on Revenues	*26.8*	*30*		
Operating income	48	115	(67)	(58.3)
% on Revenues	*1.8*	*3.9*		
Investments:				
. industrial	757	2,068	(1,311)	(63.4)
. goodwill	0	0	-	-
Employees at year-end (number)	12,511	11,424	1,087	9.5

(1) Figures restated for the purposes of comparison.

INTERNET AND MEDIA

- **Sharp increase in profitability, gross operating profit reaches 29.8% of revenues**
- **Revenues gain 1.7% thanks to the positive trend of telephone publishing**
- **Rationalization of activities and focus on core business areas**

THE BUSINESS UNIT

The Internet and Media Business Unit is responsible for the whole chain of value in the media sector, satisfying the public's need for information and entertainment, and the communication requirements of the business sector, through the production of traditional products on paper, and innovative products through the media of Internet, the telephone and television.

In the field of telephone publishing, the group leads the field in Italy and is the second largest telephone publishing group in the United Kingdom with a market share of 14%. In the Internet sector, Seat Pagine Gialle promotes the development of all Internet services for residential customers and for small and medium-size companies: access, portals and web services. In Directory Assistance, the group handles the 89.24.24 Pronto Pagine Gialle 24-hour service in Italy and has a market share of more than 30% in Germany. Furthermore, in Italy, Seat Pagine Gialle is the top company in the marketing of services and products for the office and is present in the television sector with La7 and MTV Italia.

THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit consists of the Seat Pagine Gialle group, which is organized as follows (the table shows the main consolidated companies/areas of consolidated operations):

Seat Pagine Gialle Group					
Directories	Directory Assistance	Internet	Office Products & Services	Business Information	TV and Other
. Seat Pagine Gialle – Directories Division Italia . TDL Infomedia Group	. Telegate Group . Seat Pagine Gialle – Directory Assistance Division	. Seat Pagine Gialle – Tin.it . Matrix	. Buffetti Group . CIPI	. Consodata Group . Pan-Adress . NetCreations	. Holding Media e Comunicazione Group

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

There were no significant changes in the scope of consolidation compared to 2001.

Major corporate transactions during the year comprised the sale of Datahouse (Business Information) and Neoexpo (Directories) and the investments in the affiliated companies Mondus, Viasat and Roncadin. Transactions were also concluded for the rationalization and simplification of the corporate structure, particularly in the TV sector.

ECONOMIC AND FINANCIAL DATA

The table shows the key highlights for 2002, compared to those for 2001.

Gross operating profit


593
444
2001
2002

(millions of euro)	2002 (a)	2001 (b)	Change (a - b) amount	Change (a - b) %
Sales and service revenues	1,991	1,957	34	1.7
Gross operating profit	593	444	149	33.6
% on Revenues	*29.8%*	*22.7%*		
Operating income	232	31	201	°
% on Revenues	*11.7%*	*1.6%*		
Investments:				
. industrial	81	175	(94)	(53.7)
. goodwill	40	203	(163)	(80.3)
Employees at year-end (number)	7,715	9,264	(1,549)	(16.7)

Consolidated *revenues* of the Seat Pagine Gialle group for 2002 showed an increase of 1.7% to euro 1,991 million compared to 2001. The largest contributor to the increase was telephone publishing activities, which rose by 3.4%.

revenues), while *operating income* rose from euro 31 million in 2001 to euro 232 million in 2002. These figures – despite the persisting crisis in the advertising market - are the result of the initiatives launched by management which, in a particularly difficult economic context, concentrated on rationalizing activities, curbing costs and applying selectivity in its initiatives. In particular, during 2002, important improvements in efficiency were achieved in the areas of Internet, Directories and Directory Assistance (which, together, constitute 73% of aggregate revenues). For the first time, all the areas of operations generated a gross operating profit (with the sole exception of Television, where, however, there were lower losses than in 2001).

A more effective capital allocation policy made it possible to reduce *industrial investments* by 53.7% (from euro 175 million in 2001 to euro 81 million in 2002). The reduction of 80.3% in *investments in goodwill* (from euro 203 million in 2001 to euro 40 million in 2002) reflects fewer purchases of consolidated investments effected in 2002.

Rationalization measures led to a reduction in the number of *employees* of 1,549 compared to December 31, 2001, from 9,264 to 7,715.

■ INFORMATION ON OPERATIONS

During 2002, in addition to achieving significant improvements in efficiency, Seat Pagine Gialle strengthened its position on the markets in which it operates thanks to a dynamic sales strategy and to its portfolio of highly acclaimed trademarks. The business of the group was characterized by:

- New definition of internal activities and processes and the introduction of a new commercial group structure;
- Launch of new telephone publishing products on paper and the constant development of on-line products (telephone and Internet) as part of the process of integrating the various media;
- Revision of the range of text products proposed by the Virgilio portal and a more effective use of its search tool by offering outgoing priority and listing on the results of searches (PG Net product);
- Entry of Telegate on the British Directory Assistance market, in collaboration with Thomson;
- Collaboration with Telecom Italia Domestic Wireline for the range of integrated content and services in the Alice ADSL subscription package;
- Collaboration on content between the areas of Internet and Television.

For a description of operations during 2002, please refer to the comments on the parent company Seat Pagine Gialle and its main consolidated companies, presented below.

■ EVENTS SUBSEQUENT TO DECEMBER 31, 2002

- In January 2003, the remaining 34% stake was acquired in Teleprofessional. As a result of this transaction, the company is now 100%-owned by Seat Pagine Gialle.
- On February 12, 2003, Seat Pagine Gialle purchased 1,108,695 ordinary shares of the French subsidiary Consodata S.A. - listed on the Nouveau Marché of the Paris Stock

Exchange - following the sale option exercised by the founding shareholders to which they were entitled on the basis of the agreement signed originally with the previous management of Seat Pagine Gialle on July 31, 2000. As a result of this transaction, after payment of the agreed consideration of euro 44 per share - for a total amount of some euro 48.8 million - Seat Pagine Gialle acquired a further 8.17% stake and voting rights in the company, thus increasing its stake in Consodata S.A. to 98.60%.

■ SEAT PAGINE GIALLE (PARENT COMPANY)

Held by: Telecom Italia 53.21%, TI Finance 2.03%, IT Telecom 0.02%

The company operates in the sectors of telephone publishing and the Internet.

The table shows the economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	1,152	1,090	5.7
Gross operating profit	545	505	8.0
Operating income	348	285	22.2

Activities during 2002:

Telephone publishing	Pagine Bianche	Introduction of the Pagine Bianche name to replace the old directories
	Pagine Gialle	Launch of graphics restyling and innovations in content
	PG on line	Sharp increase in the customer base (+18%), integration with PG Net, a new product offering listing on the Virgilio search engine
	Tuttocittà	Service supplying maps of Italian cities on-line
Internet	Dial up	Growth of 6.3% in the number of users to 1.8 million despite migration towards ADSL
	ADSL	Extension of the product range, introduction of ADSL based on consumption and marked increase in the customer base (Alice+Tin.it), more than tripled compared to 450,000

■ MAJOR SUBSIDIARIES

TDL Infomedia Group

Held by: Seat Pagine Gialle 99.73%

The group operates in the telephone publishing sector and is the second-largest publisher of directories in the United Kingdom.

The table shows the economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	154	151.2	1.8
Gross operating profit	52	48.4	8.1
Operating income	20	19	2.1

Activities during 2002:

- 173 Thomson Local editions were published and distributed, the same number as in 2001
- Growth in the customer base of paper editions by 4% to 92,791
- Development of the plan to relaunch the yellow pages activities on line (Thomweb)
- Growth of business information services

Telegate Group

Held by: Seat Pagine Gialle 78.44%

The group operates in the sector of Directory Assistance, mainly in Germany and Italy.

The table shows the key economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	116	135	(14.4)
Gross operating profit	14	(12)	214.3
Operating loss	(3)	(32)	90.4

Activities during 2002:

- Rationalization of Telegate activities in Germany, given the very difficult market situation
- Start-up of operations in the United Kingdom following deregulation and in collaboration with Thomson

Matrix S.p.A.

Held by: Finanziaria WEB 66.0%, Seat Pagine Gialle 0.7%, NV Vertico 33.3%

The company operates in the Internet sector.

The table shows the key economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	28	26	7.7
Gross operating loss	(7)	(39)	82.1
Operating loss	(15)	(46)	67.4

Activities during 2002:

- New definition of range of activities and strengthening of the company's competitive position (reach of 63% compared to approximately 61% the prior year)
- Complete review of the text and graphics of the Virgilio portal and the launch of the pay-service Virgilio Più
- Introduction of PG Net (a new service offering outgoing priorities and listing on the Virgilio search tool for a fee) with almost 33 thousand on-line customers after 6 months of activity

Buffetti Group

Held by: Seat Pagine Gialle 100.0%

The group operates in the sector of products and services for the office.

The table shows the key economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	253	239	5.9
Gross operating profit	11	11	-
Operating income	5	4	25.0

Activities during 2002:

- Repositioning towards products with greater added value, with the introduction of print on demand and the digital signature, development of software and the ADSL subscription plan
- Strengthening of the market position of Cipi (promotional gifts), generating revenues of euro 27 million

Consodata Group

Held by: Seat Pagine Gialle 90.42%

The group operates in the sector of business information in the French market.

The table shows the economic highlights for 2002, compared to those for 2001. (Figures restated for the purposes of comparison):

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	83	82	1.2
Gross operating profit	7	4	75.0
Operating loss	(5)	(13)	61.5

Activities during 2002:

- During the first half of the year a plan was started to rationalize operations and relaunch commercial activities

Holding Media e Comunicazione Group

Held by: Seat Pagine Gialle 100.0%

The group operates in the sector of radio and television broadcasting.

The table shows the key economic highlights for 2002, compared to those for 2001.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	88	85	3.5
Gross operating loss	(45)	(75)	40.0
Operating loss	(64)	(99)	35.4

Activities during 2002:

- Repositioning of the television broadcasting channel La7 with new programming and programs starting March 2002, and significant development of MTV Italia
- Consolidation of geographical coverage and the percentage of the population served by the signal distribution network
- Agreement with Cairo Communication to collect advertising business with a guaranteed minimum on channel La7 with effect from 2003
- Collaboration with the Virgilio portal for news

INFORMATION TECHNOLOGY MARKET

- **Action to improve efficiency and reduce the cost of orders in a shrinkage market with falling prices**
- **Relaunching of commercial dealings with all high-profile customers and acquisition of strategic new customers in the sphere of the Public Administration, banks, insurance companies and transport**

INTRODUCTION

The Information Technology Market Business Unit was created in the early months of 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services BU according to the type of customer.

The BU is responsible for organizing the information technology activities of the Group towards the external market, in particular, Central and Local Public Administrations moving towards decentralization and e-government, as well as banks, insurance companies and industry. Its product range covers the whole chain of value of information services. The IT Market BU creates solutions and services around platforms and products of the main market vendors. Customers' problems are solved in one of three possible ways: by acquiring existing solutions on the market, developing special solutions, or by integrating components offered by Finsiel with typical market platforms (including Microsoft, SAP and Oracle).

The year 2002 was marked by growth in the IT services market on a global scale, although growth was more restrained and tended to contract more compared to the prior year. The negative economic situation and the stagnation of the IT market, which affected all operators, and the acquisition of new orders and new customers at lower prices than in the past, obliged companies in the Finsiel group to adopt far-reaching measures to reduce costs and improve efficiency.

THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit, which is represented by the Finsiel group, is organized as follows:

Information Technology Market
Major subsidiaries
Finsiel S.p.A. Agrisian S.C.p.A. Aspasiel S.p.A. Banksiel S.p.A. EIS S.p.A. Insiel S.p.A. Tele Sistemi Ferroviari S.p.A.

On October 22, 2002 a new organizational structure became operational in the IT Market BU, organized according to the following functions which have the task of guaranteeing activities relating to the design, development, operation and marketing of IT products/solutions for each respective reference market:

Government Central and Local Public Administrations market	Finance Bank and insurance market	Innovation, New markets and Coordination

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

The following major corporate events and changes in the scope of consolidation took place during the year:

- Sale, in February 2002, of the investment in Lottomatica (18.33%) by Finsiel to Tyche S.p.A., through the tender of its shares in the tender offer.
- Creation, in May 2002, of Sogei Servizi Innovativi and Tecnologici S.p.A. (Sogei 51% and Finsiel 49%). The business purposes of these companies is to obtain and realize initiatives geared to the operation and development of businesses connected with Information Communication Technology (ICT) in the fiscal sector. Furthermore, on July 25, 2002, the company voted a capital increase to be paid partly in cash and partly in kind. The cash

increase was subscribed to by Finsiel while the increase in kind was carried out by Sogei by contribution of its "ETI" business segment. Sogei IT, as a result of the sale of Sogei S.p.A., became an affiliated company and is valued using the equity method.

- Sale, in June 2002, of the investments held by Finsiel in Netikos (75%), Netsiel (31.35% and Telesoft (40%) to IT Telecom.
- On July 10, 2002, Finsiel sold the investment (40.41%) in the affiliated company Informatica Trentina to Deda S.r.l.. The transfer of the shares took place on November 21, 2002.
- On July 31, 2002, Finsiel sold 100% of the share capital of Sogei to the Ministry of Economy and Finance – Department of Fiscal Policy, with the relative transfer of the shares. For purposes of the consolidation of the ITM Business Unit, Sogei's statement of income was consolidated up to June 30, 2002.
- On August 2, 2002, the company AGRISIAN - Consulenza e Servizi per l'Agricoltura S.C.p.A., was set up; Finsiel has a 50.86% stake. The company administers a five-year contract with the Ministry for Agriculture and Forestry Policy also on behalf of AGEA (Agency for Agriculture Disbursements). The company was consolidated from the month of August.
- On August 2, 2002, Finsiel signed a contract for the sale of 100% of the capital of Consiel to World Investment Partners S.A. The company was deconsolidated beginning September 1, 2002, while the transfer of shares took place on October 3, 2002.

ECONOMIC AND FINANCIAL DATA

The table shows the key highlights for 2002, compared to those for 2001, restated for the purposes of comparison.

(millions of euro)	2002 (a)	2001 (b)(1)	2001	Change (a - b) amount	Change (a - b) %
Sales and service revenues	912	960	1,198	(48)	*(5.0)*
Gross operating profit	104	137	166	(33)	*(24.1)*
% on Revenues	*11.4%*	*14.3%*	*13.9%*		
Operating income	61	100	123	(39)	*(39.0)*
% on Revenues	*6.7%*	*10.4%*	*10.3%*		
Investments:					
. industrial	30	28	30	2	*7.1*
. goodwill		1	1	(1)	*(100.0)*
Employees at year-end (number)	4,493	4,810	6,441	(317)	*(6.6)*

(1) Restated for the purposes of comparison. Note that Sogei is included in the scope of consolidation for only the first six months of 2001 and Consiel for only the first eight months of 2001.

Gross operating profit


137
104
2001
2002

Sales and service revenues, in 2002, decreased by euro 48 million compared to the prior year which was restated for purposes of comparison. A contributory factor to the decrease was a contraction in the revenues of Finsiel, Consiel and Banksiel, resulting from both lower volumes and a reduction in prices with the most important customers. This was offset by an increase in the operations of Intersiel and Insiel both for core customers and as a result of the acquisition of new customers in the Local Public Administration market.

The profitability of the IT Market BU, both in terms of the *gross operating profit* and the *operating income*, decreased as a result of the already-mentioned reduction of prices on some contracts which were renewed during the year, and the new bids won with lower contract prices, that were only partly offset by cost cuts and improved levels of efficiency. The reduction can mainly be attributed to the lower profit margins of Finsiel, Consiel and Tele Sistemi Ferroviari on outsourcing activities for companies in the Ferrovie group.

Industrial investments were much in line with those in the prior year.

The number of *employees* of the IT Market BU fell by 317 compared to the figure at December 31, 2001, adjusted for the purposes of comparison, and can mainly be attributed to Finsiel. The reduction was the result, on the one hand, of the sale by Finsiel of the "Personnel Administration" business segment to Tess S.p.A., and, on the other, to rationalization activities and measures aimed to improve efficiency.

INFORMATION ON OPERATIONS

During 2002, the range of services was rationalized through an organization focusing on the vertical markets (government, finance and enterprises).

Numerous contracts were acquired, including the following:

- **Finsiel** stepped up its collaboration with Inps by winning the bid for new e-service services, with Consip for the document system of the Ministry of Economy and Finance and for the public employment information system. Collaboration continued with MIFAP to create the new National Agricultural Information System and with the Ministry of the Interior on the electronic identity card; at the end of 2002 Emilia Romagna and the Veneto were added to the list of customers in the field of local health services.
- **Insiel** devoted itself to new e-government initiatives: electronic personal Health Records, which can also be consulted via Internet; a system of health-care administration, based on an epidemiological and economic datawarehouse; regional CUP; a regional Coordination and Compensation Center for the Blood Plan; completion of the Territorial and Hospital Information System.
- **Banksiel**, the leading Italian company specializing in IT solutions and services for finance, has supervised the migration of information systems of banks involved in processes of combining or merging with other banks, such as Sanpaolo IMI, Banca Antoniana Popolare Veneta and Banca Popolare di Milano; it has acquired the first important customer in the sphere of insurance (Cattolica group); it has created innovative projects in the area of derivatives (Cassa Risparmio di Firenze) and Wealth Management for Monte dei Paschi di Siena.
- **Tele Sistemi Ferroviari**, the technological partner of the companies of the Ferrovie dello Stato group, has stepped up its presence in local public transport with projects that are highly innovative from a technological point of view; in 2002 the company won three bids for electronic ticketing systems for CIVA (the consortium of companies providing transport in the Province of Varese), ASM of Pavia and the Autonomous Province of Trento. It was also involved in numerous activities for the Italian national rail network, including the electronic system for managing investment projects on the SAP platform, the start of the Traffic Information Platform for planning and operating the rail network; the extension and integration of traffic control and public information systems and development over new companies in the FS group (Centostazioni).

EVENTS SUBSEQUENT TO DECEMBER 31, 2002

- Finsiel with RTI was awarded the bid to develop and operate the new **Ministry of Education Information System** in full outsourcing for five years. The group will create an information system which will be disseminated to teachers, families and students who will be able to interact with the system wherever they are, at school or at home.
- The bid was won for the creation of an **Information System for Social Services and Health Care** and a **Regional Services Card for the Lombardy Region**, under a seven-year contract, which involves the design of a network incorporating all the facilities and operators of health care and social services, as well as new services which the public can access through a Regional Health Care Card;
- Still in the field of health care, the Ministry of Health has entrusted Finsiel with the operation of the information system of the **National Transplant Center**, which Finsiel has been involved in developing over the last three years;
- The bid was awarded for the whole project to create the **portal for Italy's six-month Presidency of the European Union.**
- In mid-January, Finsiel and Oracle Italia (a subsidiary of Oracle Corporation, a world leader in creating software for businesses) signed **an agreement to use and develop vertical applications on the innovative Oracle HTB** (Healthcare Transaction Based) **platform**. Finsiel aims to use the HTB platform for designing new solutions for information systems of clinics and hospitals, and intends to develop approximately 60 specialized resources using Oracle technologies.

MAJOR SUBSIDIARIES

Finsiel S.p.A.

Held by: Telecom Italia 77.92%

The company supplies systems integration and Internet services for the Public Administration and large businesses.

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	244	296	(17.6)
Gross operating profit	3	24	(87.5)
Operating income (loss)	(14)	16	°

Activities during 2002:

- There was a reduction in sales and service revenues in 2002, leading to a contraction of profitability indicators. This can almost exclusively be attributed to a revision of the prices applied to important customers and to the acquisition of new orders at lower prices
- The award of numerous bids and the renewal of some important contracts
- The start of initiatives geared to considerably improving the level of efficiency, by taking measures to reduce purchase costs and improve performance through a review of the organizational structure

Banksiel S.p.A.

Held by: Finsiel 55.5%

The company is the leading Italian company in information technology for banking and finance.

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	114	118	(3.4)
Gross operating profit	17	16	6.3
Operating income	15	11	36.4

Activities during 2002:

- Consolidation of its market share in the sphere of banking and finance through the rationalization of its range of services
- Start of a service directed at insurance companies, and acquisition of the first important customer in this new market (Cattolica Assicurazioni group)
- New organization with the aim of improving the level of efficiency and capacity to follow its clientele effectively

Insiel S.p.A.

Held by: Finsiel 52.0%

Insiel is the leading company in Italy for solutions and information services for local Public Administrations.

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	84	81	3.7
Gross operating profit	18	17	5.9
Operating income	12	11	9.1

Activities during 2002:

- Acquisition of new contracts in the sphere of the Public Administration and Health Care Services, including the electronic identity card project for the Bolzano City Council, the Territorial Information System for Friuli-Venezia Giulia, virtual Records and, in the field of health care, the development of an information system for the administration and operation of health-care services in Friuli-Venezia Giulia, Health Care Records and the citizens Card

Tele Sistemi Ferroviari S.p.A.

Held by: Finsiel 61.0%

The company specializes in the sector of transport and logistics and is a partner of the Italian national railways, the Ferrovie dello Stato group.

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	155	157	(1.3)
Gross operating profit	30	35	(14.3)
Operating income	20	28	(28.6)

Activities during 2002:

- Renewal of the ten-year outsourcing contract for the period 2002-2006 for ICT services for the companies of the Ferrovie dello Stato group, with lower contract payments, obliging the company to achieve higher levels of efficiency in order to maintain its levels of profitability;
- Development and innovation of its range of products with the acquisition of important customers in the local public transport sector and new companies in the Ferrovie dello Stato group (Centostazioni)

INFORMATION TECHNOLOGY GROUP

- **Creation of a new Operating Activity directed towards Group services**

THE OPERATING ACTIVITY

The Information Technology Group Operating Activity was created in the early months of 2002 as a result of rationalizing the activities previously included in the Information Technology Services BU. It also incorporates operations of the TILAB group [(1)].

The unit is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

THE STRUCTURE OF THE OPERATING ACTIVITY

The Operating Activity is responsible for the companies dedicated to the Group's information systems within the framework of the plan to integrate the various companies involved.

Information Technology Group

- IT Telecom S.p.A.
  - Eustema S.p.A.
  - Sodalia North America
  - Teco Soft Argentina
  - Telesoft Hellas
  - Telesoft Russia
  - NETikos Group
  - Webegg Group
- TILAB Group

The Operating Activity is organized as follows:

Domestic Wireline Solutions	VAS-Solutions	Group Solutions	IT Operations and Infrastructures	IT Architectures

The new operating activity is organized into five production divisions:

Domestic Wireline Solutions – design and development of systems, solutions and IT applications required to oversee the Domestic Wireline business of Telecom Italia;

VAS Solutions – basic systems integrator and technological support in the evolution of innovative services for the Telecom Italia Group;

Group Solutions – design and development of systems, solutions, and IT applications required to monitor the transversal processes of the Business Units and support activities for the information systems of the Mobile Business Unit;

IT Operations and Infrastructures – creation of the IT infrastructures required for running systems, Group applications and the delivery of investment-based services for the market;

IT Architectures – design and creation of applications and infrastructure architectures, ensuring their creation and standardization.

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

The following major corporate events and changes in the scope of consolidation took place during the year:

- On December 2, 2002, the following companies were merged by absorption in IT Telecom S.p.A. effective January 1, 2002 for accounting and tax purposes: Netsiel S.p.A., Saritel S.p.A., Sodalia S.p.A. and Telesoft S.p.A.. The transactions previously entered into in order to the execute the mergers were the following:
  - contribution by Telecom Italia S.p.A. to IT Telecom S.p.A. of the holdings in Netsiel S.p.A.

[(1)] With effect from October 2002, the TILab Group came under the direct control of the Managing Director of Telecom Italia, Carlo Buora.

(68.65%), in Saritel S.p.A. (100%), in Sodalia S.p.A. (100%) and in Telesoft S.p.A. (60%);
- purchase by IT Telecom S.p.A. of the holdings held by Finsiel S.p.A. in Netikos S.p.A. (75%), in Netsiel S.p.A. (31.35%) and in Telesoft S.p.A. (40%).

- purchase by IT Telecom S.p.A., at the end of June, of the 50% stake in Webegg S.p.A. held by Olivetti S.p.A.; Webegg S.p.A. is now 69.8% controlled. The Webegg group was consolidated beginning July 1, 2002.
- Teco Soft España (100%-controlled by Telesoft S.p.A.) was sold on July 31, 2002 after the Telecom Italia group disbanded operations in Spain following the sale of Auna.

ECONOMIC AND FINANCIAL DATA

The table shows the key highlights for 2002, compared to those for 2001, restated for the purposes of comparison.

Gross operating profit


188
140
2001
2002

(millions of euro)	2002 (a)	2001 (b)	Change (a - b) amount	%
Sales and service revenues	1,215	1,198	17	1.4
Gross operating profit	140	188	(48)	(25.5)
% on Revenues	*11.5%*	*15.7%*		
Operating income	(21)	22	(43)	°
% on Revenues	*(1.7%)*	*1.8%*		
Investments:				
. industrial	158	162	(4)	(2.5)
. goodwill	28	6	22	°
Employees at year-end (number)	7,327	6,844	483	7.1

Consolidated *revenues* remained fairly stable and were affected by the fall in prices.
Gross operating profit and *operating income* were also affected by the fall in prices and showed a reduction compared to 2001.
Industrial investments are much in line with those of 2001. *Investments in goodwill* in 2002 refers to the acquisition of the majority stake in Webegg.
The number of *employees* increased as a result of the change in the scope of consolidation, and was particularly affected by the acquisition of the Webegg group (+701 at December 31, 2002, and +719 at June 30,2002).

INFORMATION ON OPERATIONS

2002 was marked by the completion of the merger plan for absorption of Netsiel, Saritel, Sodalia and Telesoft by IT Telecom S.p.A., within the framework of a broader reorganization of the investments of the Telecom Italia Group, with the aim of significantly streamlining the decision-making and control chain of the Information Technology segment, in order to achieve single operations, business and organization in a unitary stand for captive TLC supplying and group factories.
In 2002 it proved possible to focus the Business Unit on its core business, TLC, ensuring the development and application of the solutions needed for the functioning of the business and the monitoring of the technological innovation of the information systems as drivers for the development of Telecom Italia.

During the year, operations were marked by a series of initiatives geared to the following objectives:
- increasing efficiency and improving performance;
- reducing the disparate architecture and infrastructure solutions, with obvious economies of scale, strengthening the operational tool and making the best possible use of existing specific professional skills.

EVENTS SUBSEQUENT TO DECEMBER 31, 2002

These transactions are described in the section "Significant events":

- following the Extraordinary Shareholders' Meetings of TILAB S.p.A. and Telecom Italia, held on December 12, 2002 and December 13, 2002 respectively, TILAB S.p.A. will be merged by absorption in Telecom Italia S.p.A. The merger of Tilab and Telecom Italia is scheduled for March 2003, with effect from January 1, 2003;
- On January 27, 2003, as decided by the Board of Directors on December 19, 2002, IT Telecom acquired the real estate complex in Pomezia (Rome) S.S. 148 Pontina Km. 29,100, by paying off the lease contract with Teleleasing S.p.A. before the expiration date. The purchase price was euro 32.6 million.
- On February 21, 2003, Telecom Italia signed an outsourcing agreement with Hewlett Packard to supply asset management, help desk and maintenance and administration operations regarding 90,000 workstations. The contract, which will last for five years, will draw upon the skills of about 600 IT Telecom specialists who will be transferred to a new HP entity specialized in these services. The strategic importance of this agreement, which is worth euro 255 million and will become binding and operational once consultations have been completed with the unions and a go-ahead has been received from the Italian Antitrust Authority, will generate significant savings in the management of the distributed environment and will lead to a greater focus of the resources on Telecom Italia's core business.

MAJOR SUBSIDIARIES

IT Telecom S.p.A.

Held by: Telecom Italia 100.0%

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001 (1)	Change (%)
Sales and service revenues	974	967	0.7
Gross operating profit	114	198	(42.4)
Operating income (loss)	(13)	56	°

(1) Proforma figures

Activities during 2002:
Revenues remained virtually unchanged despite being negatively influenced by the redefinition of commercial dealings with the Domestic Wireline BU, which led to a significant reduction in prices both for IT Operations and Infrastructures, and for Domestic Wireline Solutions. This phenomenon, associated with an increase in labor costs and an increase in the consumption of raw materials and external services, led to a reduction in the gross operating profit and an operating loss.

Webegg Group

Held by: IT Telecom 69.8%, Finsiel 30.2%

The Webegg group operates in many different spheres with a network of international partners that aims its business at positioning companies on the Internet.
The group operates mainly as a supplier of CRM systems, particularly for Telecom Italia Mobile and for third-party customers, especially Software Factory, exclusively in the banking and insurance sector.

The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002 (*)	2001 (*)	Change (%)
Sales and service revenues	80	92	(13,0)
Gross operating profit	8	13	(38,5)
Operating income	2	7	(71,4)

(*) In 2001, the Webegg group was not consolidated in the Telecom Italia Group, whereas, in 2002, the Webegg group was included in the scope of consolidation with effect from July 1, 2002

Activities during 2002:
Revenues showed a marked reduction, particularly in the area of Web and Internet applications owing to the performance of the reference market. Despite this, thanks to constant efforts to improve corporate efficiency, it proved possible to maintain positive profit margins. Personnel costs were the target of a far-reaching and incisive cost-saving policy, through outplacements in the areas of business which had reported the highest decline in operations.

NETikos Group

Held by: IT Telecom 100.0%

The NETikos group was founded by Telecom Italia to respond to the growing need for Internet and wireless solutions, with the aim of being a "one-stop-shop partner" that would satisfy every need with regard to Mobile Internet in such a way that would enable companies, institutions and final users to be permanently on-line and to obtain better results by using wireless applications.

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	21	17	23.5
Gross operating profit	2	2	-
Operating profit	0	1	°

Activities during 2002:
The NETikos group suffered from the uncertainty prevailing on the market and from the postponement of important projects by its main customers, although, during the second half of the year there was a considerable improvement in revenues and a substantial growth of international activities through the affiliated company NETikos Finland, especially in the area of Wireless Lab.

TILAB Group

Held by: Telecom Italia 100.0%

The TILAB group identifies and manages innovative initiatives, creating new business opportunities both for companies within the Group and for the external market.
The table shows the key economic highlights for 2002, compared to those for 2001:

(millions of euro)	2002	2001	Change (%)
Sales and service revenues	166	134	23.9
Gross operating profit (loss)	31	(14)	°
Operating income (loss)	7	(34)	°

Activities during 2002:
Operations which focused on R&D, and which also involved collaboration with Pirelli Lab concerned the following projects:

- study of enabling techniques in mobile and wireless sectors
- definition of network design, planning and management tools
- definition and testing of local access techniques
- development of solutions, architectures and products integrated in silicon
- development of modular products, created in software and able to be transformed into firmware for specific solutions or hardware components
- implementation of interactive TV services

There follows a description of the most significant activities of TILAB in 2002:

- completion of the first phase of the "Network Development" project to support the Group in making strategic decisions about the evolution of the network;
- testing in the field of the localization platform, in collaboration with TIM;
- completion of the economic evaluation of a business disaster recovery service with a "storage" services center operated through fiber-optic connections;
- definition of a new release of equipment for interconnecting GSM and the Internet operating with the UCP (Universal Communication Protocol) Gateway protocol, so that SMS text messages on mobile networks can be interchanged in a Web environment;
- creation of content protection functions within the framework of the Easy Video streaming platform, based on multimedia techniques developed by TILAB for the mobile network;
- creation of the "Video Intervention" service based on video communication technologies on the Internet used for TV programming (for example, the program "Processo del lunedì");
- definition of new cost models for the broadband access network;
- definition of the functional specifications of the virtual ADSL platform to design Systems Intellectual Properties on Chips;
- testing of a prototype of a cryogenic filter to increase the efficiency of the base stations of the mobile network, in collaboration with Pirelli Labs;
- creation of an updated version of the prototype of an emulator of the UMTS network in order to assess the impact of the quality of service on Internet multimedia applications;
- creation of the specification and prototype of some OSA-Parlay components for a network intelligence architecture with standard open interfaces for the introduction of new services;
- testing on the DW and TIM networks of the StarSip platform for the delivery of integrated voice – data services on the network;
- integration of data network backbone functions on the OPB infrastructure and OPB-BBN (national backbone) cross-work;
- definition and creation of wholesale services directed at OLO and ISP customers;
- testing of the interactive TV service within TV broadcasts (LA7);
- evolution of the Mobile Amico instant messaging system used in TIM@Cafè;
- download&play and videostreaming services on a mobile terminal;
- preparation and inauguration of the "Exhibition on the Future of Telecommunications" at the Future Centre in Venice.

OTHER ACTIVITIES

The "Other Activities" of the Telecom Italia Group are principally constituted by the "Real Estate and General Services" Operating Activity, by the companies formerly in ex-International Operations which, following the reorganization of international activities, were transferred to the Foreign Holdings Function, by the Telespazio BU, by subsidiaries which supply support activities to the Group and by the affiliated company Stream.

REAL ESTATE AND GENERAL SERVICES

In addition to leveraging the net asset value of the Group, up to December 31, 2002, the "Real Estate and General Services" Function constituted an interface for the various corporate Functions/Business Units in order to satisfy the needs of the real estate and general services area. In particular, the activity operated by the Real Estate and General Services Function concerns the planning of the sites and locations of the Group, the design and construction of civil works, the maintenance of the properties and technological plant, in addition to providing real estate and general services.
The Function operates through the internal structures of Telecom Italia S.p.A. – mainly for the activities conducted on behalf of the Telecom Italia BU/Functions - and through the subsidiary Emsa Servizi S.p.A., which, for the most part, gears its activities towards the other companies in the Group.

In February 2003 the Real Estate and General Services Operating Activity was disbanded; its activities and resources were reassigned to other corporate functions of the Group.

The following table shows the key highlights for 2002, compared to those for 2001, restated for purposes of comparison. The figures take into account the exchanges between the Real Estate and General Services operating activity and the other functions of Telecom Italia S.p.A.

(millions of euro)	2002 (a)	2001 (b)	Change (a - b) amount	%
Sales and service revenues	846	953	(107)	(11.2)
Operating costs	(758)	(809)	51	6.3
Gross operating profit	88	145	(57)	(39.3)
% on Revenues	*10.4%*	*15.2%*		
Operating loss	(92)	(65)	(27)	(41.5)

In 2002, *sales and service revenues* decreased by euro 107 million to euro 846 million compared to the prior year. The reduction can be attributed mainly to a reduction of revenues from other corporate BU/Functions resulting both from the continuation of the policy of rationalizing the space occupied, and to the process of bringing prices into line with the best market terms. Operating costs benefited from a reduction of euro 51 million compared to 2001, following efforts to curb expenditures for materials and external services and from the reduction in labor costs following a marked cutback in the workforce during the year; these effects partially compensated the above-mentioned reduction in revenues, thus attenuating the decline in the *gross operating profit* compared to the prior year .
The *operating loss*, which includes amortization and depreciation, provisions to the reserves for risks and charges and various expenses that are mainly in reference to property taxes, amounted to euro 92 million (-euro 65 million in 2001).

With reference to the core activities of the Function aimed at leveraging the value of the Group's real estate assets, during 2002 some important new extraordinary transactions were completed, and are described below.

Tiglio project
Following the framework agreement signed May 2002 between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds for the integration of the relative real estate properties as well as the entities that provide real estate services to the same companies or to their subsidiaries, in the second half of 2002, the transactions were finalized for the concentration of the assets in the two new vehicles companies set up for this purpose (Tiglio I and Tiglio II). Such

concentration is functional to specific development actions to be started in the real estate market in 2003, including the possibility of a contribution of the properties to real estate investment funds. Among the preliminary transactions for the concentration of the real estate assets in Tiglio I and Tiglio II, on October 24, 2002, the non-proportional partial spin-off IM.SER (60% Beni Stabili and 40% Telecom Italia) was effected by which the relative real estate assets were contributed to the company IMSER 60 (98% Beni Stabili group and 2% Telecom Italia) and to the company EMSA Immobiliare (100% controlled by Telecom Italia) in proportion to the stakes held in IM.SER, respectively, by Beni Stabili and Telecom Italia. Following this transaction, which came after the positive conclusion of the securitization of IMSER 60's debt, and also to the effect of certain fixed asset acquisitions by companies in the Seat Pagine Gialle group, EMSA Immobiliare had a conspicuous portfolio constituted by a total 169 real estate properties
On October 29, 2002, having met all the preliminary conditions for the deal, a series of acts were therefore finalized whereby the first stage of the Progetto Tiglio was concluded which, for Telecom Italia regarded:

- the subscription, simultaneously with all the other participants in the initiative, to a capital increase by Tiglio I for cash, with the consequent stake in the company equaling 36.85% (in addition, at Telecom Italia Group level, to the 2.1% subscribed to by Seat Pagine Gialle), in proportion to the value of the assets transferred by Telecom Italia (and by Seat Pagine Gialle) to Tiglio I to the total assets that were taken over by the latter company;
- the subscription to a capital increase by Tiglio II paid for in kind by the contribution of its "Asset Management" business segment with the consequent stake in the company equaling 49.47%;
- the sale of the investment in EMSA Immobiliare to OMS2 (100% controlled by Tiglio I);
- the sale – directly and through the subsidiary Saiat – of the investment in Telimm S.r.l. to the company MSMC Immobiliare Holding (entirely controlled by Tiglio I).

With reference to the part of the Progetto Tiglio regarding the optimization of the service activities, in November, Telecom Italia sold the "Property Management", "Project Management" and "Agency" business segments to the Pirelli & C. Real Estate group.

These transactions gave rise to a total gross economic impact (gross gain and extraordinary dividend) for the Parent Company, Telecom Italia of euro 229 million. The impact for the Telecom Italia Group was euro 234 million.

Finally, as agreed between the parties, December 24, 2002 marked the completion of the merger by absorption, in Tiglio I and Tiglio II, of the real estate investment holdings owned by them – falling under Progetto Tiglio and already 100% controlled, directly or indirectly – so that the corporate structure of the two subjects could be optimized, in view of the successive actions to leverage the assets on the market.

Sale of IMMSI

On November 22, 2002, Telecom Italia sold its stake in IMMSI to the company Omniapartecipazioni. The sales price was euro 68 million, with a gross gain of 51 million for the Parent Company and euro 1 million for the Group.

Sale of Telemaco Immobiliare

On December 20, 2002, the final price was fixed for the sale, which took place in July, of Telecom Italia's investment in Telemaco Immobiliare to the company Mirtus.
The net proceeds were euro 192 million for the Telecom Italia Group with a gross gain of euro 134 million for the Parent Company, Telecom Italia, and euro 110 million for the Group.
On October 31, 2002, Telemaco Immobiliare exercised a put option on 28 real estate properties owned by Telegono (a company which is held 40% by Telecom Italia, 45% by the Beni Stabili group and 15% by Lehman Brothers, analogously to the original shareholder base of Telemaco Immobiliare) based on agreements formalized in July 2002 between Mirtus and the three sellers of the company. For purposes of the acquisition of such assets, Telegono signed a loan agreement that will be extinguished partly by the consideration from the sale in progress of such properties.

Ortensia project

On December 24, 2002, Telecom Italia and the other shareholders of Tiglio I (MSMC Italy Holding BV, Olivetti, Seat Pagine Gialle and Pirelli) and Tiglio II (POPOY Holding B.V.) formalized a binding agreement with the company Marzotto – which became executive on March 4, 2003 – to set up a common vehicle company for the land owned by Tiglio I and Tiglio II together with the portfolio of areas owned, directly and indirectly, by Marzotto. The agreement calls for the deal to be finalized in 2003 through the spin-off of the land owned by Tiglio I and Tiglio II and other assets and liabilities related thereto to a company in which Marzotto, at the end of December 2002, on the basis of formalized agreements, had contributed a business segment inclusive of the land earmarked for the initiative. Given the valuation of the assets available at this time, it is expected that, when the spin-offs are completed, Telecom Italia will hold about a 28% stake in the company (in addition, at Group level, of the 1% stake that will be held by Seat Pagine Gialle).

Events subsequent to December 31, 2002

On January 27, 2003, the procedures were completed for the early purchase of 12 property units (for about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Group companies under financial leasing contracts. The deal involved a total financial payment of some euro 369 million for the entire Group.

FOREIGN HOLDINGS

The corporate function Foreign Holdings, operating under the corporate control structure, heads up the companies Telecom Italia International, 9Telecom group (consolidated up to June 30, 2002), the BBNed group, the Telekom Austria group, Telekom Srbija, Etec S.A. and Netco Redes. The function ensures the coordination, leveraging and rationalization of the foreign holdings held by Telecom Italia operating in the fixed and integrated fixed-mobile TLC business.

The table shows the key highlights for 2002, compared to those for 2001, restated for the purposes of comparison.

(millions of euro)	2002	2001
Sales and service revenues	214	292
Gross operating loss	(49)	(149)

The above data refers to the BBNed group and Telecom Italia International and the 9 Telecom group, consolidated line-by-line for the first six months of 2002 only since they were sold in August 2002, as described below. The two years are therefore not comparable.

As far as the principal corporate transactions are concerned, the following can be said:

- on August 1, 2002, the Telecom Italia group finalized the sale of the investment in Auna and Multimedia Cable to Endesa, Union Fenosa and Banco Santander Central Hispano, realizing a total consolidated gross gain of euro 1,245 million, including the stake sold through TIM International.
- On August 26, 2002, the French group 9Telecom was sold to LDCom with the simultaneous purchase on the part of Telecom Italia International of a 7.22% stake in LDCom (euro 172 million). At December 31, 2002, the stake was reduced to 6.99% after the company effected a reserved capital increase in November. In the 2002 financial statements, the Telecom Italia Group adjusted the carrying value to euro 51 million.
- Telecom Italia International, following the agreement reached in June with OIAG, in the month of November, sold 75,000,000 Telekom Austria shares at a price of euro 7.45 per share, reducing its investment from 29.78% to 14.78%. The transaction resulted in gross proceeds of euro 559 million with a loss of euro 135 million. The carrying value of the investment in the 2002 financial statements is in line with market value; the residual holding is gradually being sold.
- On December 28, 2002, the Telecom Italia Group announced that it had reached an agreement for the sale of its 29% stake in Telekom Srbija to PTT Srbija. The agreement for the sale was finalized on February 20, 2003 and the closing is scheduled to take place by the end of June.

  PTT will pay euro 195 million, 120 million of which will be paid in four installments beginning February 2003. The remaining amount will be paid in six semi-annual installments beginning January 2006. The shares sold will be deposited with an international bank until full payment of the price.

Finally, as regards the investment in Netco Redes (Spain), the carrying value of the investment was adjusted to market value as at December 31, 2002, with an impact on the consolidated financial statements of the Telecom Italia Group of euro 96 million.

■ TELESPAZIO

In 2002, the Telespazio Business Unit included the Telespazio group, sold in November 2002 and with only the statement of income consolidated up to September 30, 2002, and the "Satellite Telecommunications" business segment of Telecom Italia.

The following table shows the key highlights of the Telespazio Group (included in the scope of consolidation until September 30, 2002) and the Satellite Telecommunications business segment of Telecom Italia, compared to the whole of 2001, which included the effects of the interruption of the Astrolink initiative.

(millions of euro)	2002	2001
Sales and service revenues	237	648
Gross operating profit	12	159
Operating income (loss)	(6)	60

■ OTHER SUBSIDIARIES

Telecom Italia Finance S.A.
Held by: Telecom Italia 100.00%

Under the reorganization of the Telecom Italia Group companies in Luxembourg, in October 2002, Sogerim S.A. was absorbed by its sole shareholder Softe S.A., and Huit II was absorbed by its sole shareholder TI Media S.A..
On December 16, 2002, Softe S.A. incorporated TI Media S.A. and the new company was merged with TI WEB S.A., which, on the same date, changed its name to Telecom Italia Finance. The financial statements used in the merger were those as at October 31, 2002.
Following the merger, beginning November 1, 2002, TI Finance took over responsibility of the international treasury function operating in support of the financial needs of the foreign companies of the Telecom Italia Group, a task previously carried out by Softe.

From an economic standpoint, TI Finance's financial statements for the year ended December 31, 2002 include the former TI WEB, and beginning November 1, 2002, Softe and TI Media. Therefore, a comparison with the corresponding prior year's figures would not be meaningful.

The company ended the year 2002 with a loss of euro 85 million, due principally to writedowns for euro 80 million. The writedowns specifically refer to euro 24 million for the adjustment of third-party bonds in portfolio to market price, euro 56 million for the adjustment of investments to market value and the adjustment of the investment in GLB Serviçoes Interativos S.A. (Globo.com). to the sales price.

Saiat S.p.A.
Held by: Telecom Italia 100.00%

The company carries out support services for the Parent Company, Telecom Italia, in the financial area and in investment management.
In 2002, in particular, the company continued to provide services under the program for the securitization of Telecom Italia trade accounts receivable. Under the "Progetto Tiglio", the company sold its interest (99.42%) in TELIMM to MSMC Immobiliare and, as part of the reorganization of the Luxembourg companies of the Group, sold its stakes in Softe (0.01%) and Sogerim (0.05%).

TI Learning Services S.p.A.
Held by: Telecom Italia 100.00%

The company operates in the sector of training with the aim of achieving a leadership position in the market of Learning & Knowledge Management. Thanks to the technologies at its disposal and the experience gained in this field, the company is able to design complex and customized training systems that can be used by large numbers of people. Its product range includes more than 1,000 courses for continuous training, particularly on topics associated with ICT and Business Management. At December 31, 2002 the conferral of the "Training" business segment of Telecom Italia was completed, concluding the project to rationalize the companies of Telecom Italia operating in the field of traditional and web-based training approved by the Board of Directors of Telecom Italia on December 18, 2001.

Activities during 2002:

- Strengthening of commercial action, on internal and external markets, regarding the services industry and the Public Administration, as well as participation in bids for training with financial backing
- Harmonization of production, rationalization and cost-cutting processes

■ **OTHER AFFILIATED COMPANIES**
STREAM S.p.A.
Held by: Telecom Italia 50.00%

On October 1, 2002, Telecom Italia reached an agreement with News Corporation over the creation of a single Italian pay-TV company (single platform) born of the integration Stream and Tele+. Under this agreement, Telecom Italia will hold a 19.9% stake in the single platform and News Corporation the remaining 80.1% stake. Telecom Italia, at the closing, will pay a price of euro 31.84 million for the 19.9% interest in Tele+ and will waive the receivables due to the Group companies from Stream accrued up to the end of 2002 for some euro 147 million (a figure entirely set aside in the 2001 financial statements). In the meantime, News Corporation will waive the receivables due from Stream for the same amount. Execution of the contract is subject to the approval of the European Antitrust Authority which will announce its decision by the end of April 2003.

***

Furthermore, in 2002, the following transactions were carried out:

- under the project to create the Administrative Services Center (ASC) of the Telecom Italia Group, in December, the ASC business segment of Telecom Italia absorbed the business segments performing administrative and accounting activities of the companies Holding Media e Comunicazione (effective December 31, 2002) and TIM (effective January 1, 2003). The TIM business segment comprises 96 human resources and the Holding Media e Comunicazione business segment has 13 resources;
- on December 20, 2002, Telecom Italia reached an agreement for the sale to the Accenture group of 100% of TE.SS – Tele Pay Roll Services, a company responsible for the administration activities connected with human resources management of the Telecom Italia Group. The sales price was set at euro 10 million. The transaction, which is part of the divestiture program for the non-core businesses of the Telecom Italia Group, was executed on February 28, 2003, with delivery of the shares.

■ SUSTAINABILITY SECTION

INTRODUCTION

As from this year the Annual Report will include a Sustainability Section, which shows the Group's attention to its stakeholders, stakeholder satisfaction being fundamental to its reputation and ability to compete in the market in the medium-to-long term. The section covers the same information reported last year under Other Relevant Information about Telecom Italia Group but is organized by pertinent shareholder.

Accordingly, the Corporate Governance report is included in the section on shareholders and new information is provided specifically regarding customers, suppliers, competitors, future generations, the Community, and the State, and in greater depth in the attached Sustainability Report.

■ SUSTAINABILITY PROGRESS IN 2002

The Sustainability Report was already updated in 2001 when it was produced as a joint publication with the Annual Report.

In March 2002, the Telecom Italia Group signed up to the Global Compact's nine principles set by the UN Secretary General, Kofi Annan, concerning human rights, labor and the environment.

During 2002, a new Sustainability reporting system was developed allowing around 380 Key Performance Indicators, both quantity and quality related, to be monitored at Group level. This set of information will make it.possible to measure the impact of Sustainability in relation to all stakeholders inside and outside the Group.

Telecom Italia and TIM were admitted to the FTSE4Good Global 100 Sustainability Index and Seat Pagine Gialle to the Dow Jones Sustainability Group Index, for which Telecom Italia and TIM have gained qualification.

The Code of Ethics and Code of Conduct for Insider Dealing were introduced across the Group, joining the Charter of Values, the Environmental Charter and Charter of Services already in place [the texts can be viewed on www.telecomitalia.it]

The first version of the Strategic Sustainability Plan was also prepared, forming an integral part of the 2003-2005 Industrial Plan presented to the Financial Community on February 14, 2003.

The office of Sustainability Manager was established and organizational mechanisms were introduced for management of Sustainability at Group level.

Sustainability governance actions in 2002 were therefore:


Principles
UN Global Compact
Sustainability Report
New joint publication with the Annual Report (Triple Bottom Line)
Verification
New Sustainability KPIs for the Group
Entry in indexes
FTSE4Good for Telecom Italia and Tim. DJSI for Seat and qualification for Telecom and Tim
Standards
Code of Ethics across the Group and Code of Conduct within Telecom Italia
Planning
2003-2005 Strategic Sustainability Plan
Organization
Group Sustainability Function Leaders
1st quart.
2nd quart.
3rd quart.
4th quart.

CHARTERS AND CODES

■ CODE OF ETHICS

The Group Code of Ethics, adopted on November 7, 2002, is the charter of fundamental values with which the Group identifies and which forms the framework for the whole corporate governance system. The Code is of basic importance in programmatic terms as the *corpus* of principles necessary for the ethically-oriented conduct of affairs and states the information objectives and values of business activities, with reference to the principal stakeholders with which the Group companies interact on a daily basis: shareholders, the financial market, customers, the community and employees.

Under the Code, Group companies are committed to:

- observing, and ensuring compliance within their organizations with, the laws in force in the countries in which they operate and the ethical principles commonly accepted in the conduct of business: transparency, correctness and fairness;
- ensuring equal treatment for all classes of shareholders and avoiding biased behavior;
- pursuing their business objectives exclusively through the excellence of their products and services rejecting recourse to illegal and improper conduct;
- conducting their activities in accordance with the principles of transparency and fair competition, being aware of the importance to the market, investors and the community in general, of correct information on their operations;
- contributing to the economic well-being and growth of the communities in which they operate by providing efficient and technologically advanced services; the Group companies also support social, cultural and educational initiatives aimed at personal development and improving standards of living;
- employing resources responsibly, recognizing the central role of human resources, in the belief that the principal factor in the success of every business is the professional contribution of its employees, in a context of fairness and mutual trust;
- forming investment and business decisions with respect for the environment and public health, considering environmental issues.

Telecom Italia promoted adoption of the Code of Ethics in all companies belonging to the group.

The governing bodies of all Group companies, their management and all those who work for them are required to observe the code in order to enforce the principles and commitments set by the Code and each company has the duty to make provision for appropriate procedures and, where necessary, sanction systems for violations.

■ CODE OF CONDUCT

The Code of Conduct for insider dealing, adopted on November 7, 2002, was drawn up in compliance with the regulation recently introduced by the Italian Stock Exchange, which requires listed companies to regularly disclose transactions in the listed stocks of the Company and its subsidiaries entered into by persons who may have access to price-sensitive information.

The criteria assumed in drawing up the Code of Conduct are consistent with the fundamental choices of Telecom Italia's corporate governance: stringency, transparency and alignment with the best international practices. Additional information on the Code of Conduct regarding insider dealing is contained in the section on corporate governance.

HUMAN RESOURCES

■ TELECOM ITALIA GROUP

Dec. 31, 2001	Employees at Dec. 31, 2002	Change	Hired	Left	Change in scope of consolidation
109,956	101,713	(8,243)	7,207	(12,567)	(2,883)

On December 31, 2002, Telecom Italia Group employed 101,713 people, 8,243 less than at year-end 2001. This reduction was the result of the change in the scope of consolidation (-2,883 people) and employee turnover (-5,360 people). The more significant movements in the Group from the change in the scope of consolidation were: exclusion of the 9Telecom group (-1,003 people), sale of Telespazio (-1,168 people), exclusion of Sogei and Consiel (in total – 1,538 people) and other minor movements (-711), as well as the addition of BLU (+618 people), the Webegg group (+719 people), Netesi and Epiclink (in total +168 people) and other minor companies (+ 32 people).
With regard to employee turnover, during the year a total of 12,567 people left the Group and 7,207 people joined the workforce.

The number of people employed in Italy is 82% of the overall workforce.


TELECOM ITALIA GROUP: breakdown by age
under 32
17%
over 45
33%
33 to 45
50%


TELECOM ITALIA GROUP
breakdown by professional category
Senior Management
2.2%
Workers
7.2%
Middle Management
5.8%
Clerical Staff
84.8%

■ TELECOM ITALIA S.p.A.

Employees at Dec. 31, 2001	Employees at Dec. 31, 2002	Change	Hired	Left	Transfers from/to other Group companies	Services
61,081	54,705	(6,376)	398	(5,413)	(1,086)	(275)

DEVELOPMENT AND TRAINING

Around 2 million hours were spent in training activities in 2002 (classroom and on-line learning and on-the-job training for employees in Italy) and around euro 35 million in actual costs. These activities were largely delivered by Telecom Italia Learning Services, the Group company appointed with development and marketing of learning packages, and primarily addressed:

- specialist issues to meet the needs of specific businesses, with particular attention to development of customer focus and to training for front-end personnel (e.g., Info 12, Customer Relationship Management, Progetto Coaching, Progetto Concorde, Progetto CuORE, Progetto Fish);
- management development initiatives for the Group's management, targeted both for change management according to the managerial model defined for the Group and for enhancement of skills and behaviors essential to creating value (e.g., Progetto Economics aimed at rapidly spreading knowledge about the economic value of an enterprise);
- learning packages for professional groups, to integrate and develop activity-specific knowledge and skills (e.g., Human Resources, Investor Relations);
- institutional training for new employees in management roles.

EMPLOYEE SATISFACTION

In the first six months of the year 2002, the quantitative phase of the survey on employee attitudes across the group, known as the "Group Photo", was carried out via Intranet. A total of 33,919 questionnaires were completed.

The results were communicated through the Group Intranet portal and focus group meetings. In October 2002, the qualitative phase of the survey was run with 19 focus groups, counting around one hundred participants selected from senior and middle managers, workers and clerical staff. Based on this feedback, the general picture of employee satisfaction and motivation shows steady improvement.

INTERNAL COMMUNICATION

In 2002, Internal Communication implemented a number of initiatives for Telecom Italia Group employees, including:

- continuing the process of implementing the Group Intranet, which connected 75% of the Group companies at year-end 2002;
- organizing a convention transmitted by satellite business TV to the 35 offices in Italy and worldwide, during which the Chairman, Marco Tronchetti Provera, illustrated the Industrial Plan to the Group's management;
- making a calendar entitled "noi" (us), featuring 12 employees from different companies belonging to the Group, with the objective of developing a sense of belonging and integration between different cultures and businesses;
- producing a newsletter e-mailed to all Group employees on the occasion of Telethon, the fundraising marathon broadcast by the RAI networks.

INDUSTRIAL RELATIONS

During the year, negotiations in the Group mainly covered the following areas:

Employment

On May 27, the Group framework agreement was signed with the labor unions to guarantee the correct number of the workforce in relation to the 2002-2004 Industrial Plan. In implementation of the understanding, a union agreement was signed on July 30, downsizing the Telecom Italia workforce by 3,803. Similar agreements were signed in the following months for other Group companies for a further reduction in force of 380.

Under the same framework agreement, on October 8, Telecontact Center signed a union agreement for 350 new entrants and on November 13, an understanding was signed between Telecom Italia and the labor unions to recruit 110 young people in Domestic Wireline.

Lastly, on December 12, the procedure transferring Blu employees to TIM was completed.

Performance bonus

On June 3, Telecom Italia and the labor unions reached agreement over the Performance Bonus for 2002, paid in relation to the Gross Operating Profit for financial year 2001. For the years 2003-2005 the bonus will be determined also considering a Customer Loyalty rating.

- **Corporate reorganization**

  Procedures were carried out for the sale of the business segments of Telecom Italia responsible for management and development of corporate real estate to the companies Pirelli & C. Commercial Agency, Pirelli & C. Project Management, Pirelli & C. Property Management and Tiglio II.

  Procedures were also completed for assigning organization units within the Group according to the missions of the various companies.

TRANSFERS WITHIN THE GROUP

Transfers of resources between the Business Units was particularly intensified during the year with a view to developing loyalty to the Group, creating new opportunities for professional development and balancing recourse to external recruitment. Around 1,300 resources were transferred at Group level.

STOCK OPTION PLANS

In 2002, two stock option plans were introduced, one for top management and one for middle management.

The 2002 TOP plan, voted by the Board of the Directors of the Company by the power vested in it by the Extraordinary Shareholders' Meeting of June 12, 2001, was introduced in February 2002 and 11,800,000 options were granted to sixteen top managers. The strike price, defined as the normal value of the share at the time of the grant, in agreement with existing fiscal legislation, was € 9.203. The plan covers a period of three years.

The 2002 plan, instead, was reserved for Group management who already held options from the 2000 stock option plan and other executives hired after July 27, 2001 (the date of the start of the 2001 stock option plan). This plan was deemed necessary since, as a result of the general performance of the stock market during recent years, the 2000 plan had lost its effectiveness as a tool through which to encourage and retain management staff. The new plan was financed through the voluntary relinquishment of the 2000 plan by executives still working for the Group.

The 2002 plan, at December 31, 2002, covered 440 managers of the Group, 398 of whom were already covered by the 2000 plan which, as stated, they voluntarily renounced.

The options were granted in March, August and October. The strike price was defined as the normal value of the share in the month prior to the grant, in agreement with existing fiscal legislation. The weighted average price was € 9.606. The plan covers a period of three years.

In compliance with the recommendation contained in Consob Communication No. 11508 dated February 15, 2000, the following table summarizes the key features of the stock option plans in force in 2002:

	Amount (in euro)	Options existing at 1/1/2002	New options granted during the year	Options exercised during the year	Options expired and not exercised during the year	Options extinguished during the year due to renouncement	Options expired during the year due to termination of service/other reason	Options existing at 12/31/2002	of which exercisable at 12/31/2002
1999 Plan	No.options	9,846,650	-	1,375,150	-	-	-	8,471,500	8,471,500
	Exercise price	6.79	-	6.79	-	-	-	6.79	6.79
	Market price	9.713	-	9.325	-	-	-	7.202	-
2000 Plan	No.options	50,570,000	-	-	-	29,820,000	150,000	20,600,000	10,699,996
	Exercise price	13.815	-	-	-	13.815	13.815	13.815	13.815
	Market price	9.713	-	-	-	9.837	8.062	7.202	-
2001 Plan	No.options	66,320,000	-	-	-	-	2,032,500	64,287,500	32,560,000
	Exercise price	10.488	-	-	-	-	10.488	10.488	10.488
	Market price	9.713	-	-	-	-	8.163	7.202	-
2002 Plan	No.options	-	30,998,000	-	-	-	1,974,000	29,024,000	-
	Exercise price	-	9.606	-	-	-	9.665	9.602	-
	Market price	-	9.771	-	-	-	7.735	7.202	-
2002 TOP Plan	No.options	-	11,800,000	-	-	-	-	11,800,000	-
	Exercise price	-	9.203	-	-	-	-	9.203	-
	Market price	-	8.694	-	-	-	-	7.202	-

Plan	Exercise price (in euro)	Number of options granted at 12/31/2002 and exercisable from					Total	Maximum period of options
		2001	2002	2003	2004	2005		
1999	6.79	3,755,750	4,715,750	-	-	-	8,471,500	3 years beginning from each year
2000	13.815	5,349,998	5,349,998	9,900,004	-	-	20,600,000	5 years beginning from each year
2001	10.488	-	32,560,000	31,727,500	-	-	64,287,500	5 years beginning from each year
2002	9.665	-	-	8,395,200	8,395,200	11,193,600	27,984,000	5 years beginning from each year
	7.952	-	-	252,000	252,000	336,000	840,000	
	7.721	-	-	60,000	60,000	80,000	200,000	
2002 TOP	9.203	-	-	3,540,000	3,540,000	4,720,000	11,800,000	5 years beginning from each year

SHAREHOLDERS: CORPORATE GOVERNANCE

CODES, PRINCIPLES AND PROCEDURES

During 2002, the Company and the Group continued to improve the instruments used for corporate governance. In this context, the Group's fundamental decision to comply with the principles formulated by the Corporate Governance Committee (encompassed in the "Preda Code") was accomplished through the adoption of practices and principles of conduct, formalized in specific codes and procedures aimed at realistically putting into practice the principles of the Preda Code and adapting the system of corporate governance to the specific realities of the Company and Group. Contemporaneously, the review of certain previously adopted instruments was, for the most part, completed in accordance with the principle that governance practices should be constantly subject to verification and updating, in order to respond in a timely and effective manner to the demands arising from changes in operating practices and the evolution of the overall internal and external regulatory context. Within that framework, an overall review of the Company's Code of Self-discipline is being planned and a Group project is being developed that is aimed at verifying the suitability of the organizational models already in place in respect of the regulations set forth by Legislative Decree No. 231 of 2001, regarding the administrative responsibility of entities for violations committed by their associates, with consequent adjustment, where necessary, to the internal control system.
The documents related to the corporate governance instruments adopted by Telecom Italia during 2002 and summarized below, are, for the most part, available for consultation on the Company's website: www.telecomitalia.it.

Code of Ethics
The system of corporate governance of the Telecom Italia Group was implemented during 2002 with the adoption of the Code of Ethics that ideally is the foundation of the entire system and represents the "charter of values" of the Group, establishing, in programmatic terms, the *corpus* of principles for the ethically-oriented conduct of affairs to which the Group aspires. The Code of Ethics, adopted by Telecom Italia and to be gradually adopted by all Group entities, sets out the objectives and guiding values of the business activities, with reference to the principal stakeholders with which Group companies find themselves interacting on a daily basis: shareholders, the financial market, customers, the community and employees.

Transactions with related parties and information flows
During 2002, the Company adopted a series of principles of conduct concerning the manner in which transactions with related parties, including intra-group transactions, are carried out. The principles of conduct are directed towards guaranteeing true accuracy and transparency in these transactions, both in substance and in form, with full joint responsibility being assumed the entire Board of Directors in the related decisions.
At the same time, internal rules were formalized, through a specific procedure, for the collection and communication to the Board of Statutory Auditors – in accordance with Article 150, paragraph 1, of Legislative Decree No. 58 of 1998 ("Testo Unico of Finance") – of the most exhaustive information inherent to the activities being carried out, to the most significant economic, financial and equity transactions, to transactions with related parties (including intra-group transactions) and to atypical or unusual transactions. Contemporaneously, that procedure ensures the completeness of information flows – also recommended by the Preda Code – from the Directors responsible for those activities to all members of the Board of Directors.

Code of Conduct on insider dealing
In accordance with the regulations recently introduced in the Regulation of Markets Organized and Managed by Borsa Italiana, Telecom Italia has adopted a Code of Conduct on insider dealing aimed at disciplining the obligatory regulations concerning disclosure requirements and conduct inherent to transactions on the Group's listed securities carried out by persons who, by virtue of their positions held in the Group, have access to confidential "price sensitive" information. The criteria adopted in the drafting of the Code are consistent with Telecom Italia's fundamental decisions regarding governance: stringency, transparency and alignment with the best international practices.

Procedure for the communication of price sensitive information to the market
At the beginning of the current year, the Company formalized a specific Procedure containing the practices to be followed in the communication of price sensitive information to the market. The Procedure establishes the operating procedures for the circulation of that type of information to the market, identifies the Company Functions and Structures involved in the process, and also regulates the procedures to be followed in the event of rumors or requests for information by those responsible for the surveillance and management of the

market. Furthermore, the Procedure regulates the activities to be carried out for meetings with the financial community and the Press, so as to guarantee a non-selective use of Company information.
With regard to the internal management of information relating to Telecom Italia, specific guidelines have been adopted for some time regarding the classification and management of information from the viewpoint of Company confidentiality and privacy.

BOARD OF DIRECTORS

Composition
The number of members of the Board of Directors has not changed during 2002 compared to that fixed during the Shareholders' Meeting of November 7, 2001. The Board of Directors is thus comprised of fifteen members.
During the year, following the resignations of the Directors Paolo Maria Grandi and Enrico Bondi (in July and September 2002, respectively), Pietro Modiano and Riccardo Ruggiero (already General Manager of the Company) were nominated as Directors of Telecom Italia. Consequently, the present members are: Gilberto Benetton (Deputy Chairman), Carlo Orazio Buora (Managing Director), Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini, Natalino Irti, Gianni Mion, Pietro Modiano, Massimo Moratti, Carlo Alessandro Puri Negri, Riccardo Ruggiero (Managing Director and General Manager), Pier Francesco Saviotti, Marco Tronchetti Provera (Chairman) and Roberto Ulissi. The Board's term of office was set for three years, expiring at the time of approval of the 2003 financial statements.

As recommended by the Preda Code, the offices held by the Directors in other listed companies, in financial, banking or insurance companies or in companies that are significant in size are set out below:

Chairman	Marco Tronchetti Provera	Chairman of CAMFIN S.p.A., Chairman and CEO of Pirelli S.p.A., Chairman of Pirelli & C. S.a.p.A., Olimpia S.p.A. and Pirelli & C. Real Estate S.p.A., and Deputy Chairman and Managing Director of Olivetti S.p.A..
Deputy Chairman	Gilberto Benetton	Chairman of Edizione Holding S.p.A., Autogrill S.p.A., Ragione S.a.p.A. and Verde Sport S.p.A., Deputy Chairman of the Benetton Foundation, Olimpia S.p.A. and Olivetti S.p.A., Director of Area Nord Concessionaria di Pubblicità, Autopistas C.E.S.A., Autostrade S.p.A., Banca Antoniana Popolare Veneta, Benetton Group S.p.A., Beni Stabili S.p.A., HMS Host Corp., Lloyd Adriatico S.p.A., Pirelli S.p.A., Mediobanca S.p.A., Schemaventotto S.p.A. and Sep S.p.A..
Managing Director	Carlo Buora	Director of Pirelli & C., Managing Director and General Manager of Pirelli S.p.A., Director of Pirelli & C. Real Estate S.p.A. and Olimpia S.p.A., Managing Director of Olivetti S.p.A., Chairman of Tim S.p.A., Director of HDP Holding di Partecipazioni S.p.A., Ras S.p.A., Mediobanca S.p.A., Olivetti Tecnost and F.C. Internazionale.
Managing Director – General Manager	Riccardo Ruggiero	Deputy Chairman of Banca della Rete, Director of Telecom Italia America Latina and Sia S.p.A..

Director	Umberto Colombo	Chairman of Novamont S.p.A., Alcantara S.p.A. and Kemyx S.p.A., and Director of ACEA S.p.A., Impregilo S.p.A., Snia S.p.A. and Energy Conversion Devices.
Director	Francesco Denozza	
Director	Luigi Fausti	Chairman of Patrimonio Immobiliare dello Stato S.p.A., and Director of MONRIF S.p.A..
Director	Guido Ferrarini	Independent Director of Erg S.p.A. and Grandi Navi Veloci S.p.A..
Director	Natalino Irti	
Director	Pietro Modiano	Director of Borsa Italiana S.p.A., E-Mid S.p.A., Euro Capital Structures Ltd, Equinox Inv. Comp. S.c.p.a., TLX S.p.A., Mts S.p.A. and Locat S.p.A., Deputy General Manager of Unicredito Italiano S.p.A., Chairman of Pioneer Global Asset Management S.p.A. and TradingLab Banca S.p.A., and Deputy Chairman of Unicredit Fondi SGR p.A., Pioneer Inv. Management USA Inc. and MonteTitoli S.p.A..
Director	Gianni Mion	Managing Director of Edizione Holding S.p.A. and Schemaventotto S.p.A., Deputy Chairman of Telecom Italia Mobile S.p.A., Director of Benetton Group S.p.A., Autogrill S.p.A., 21 Investimenti S.p.A., Autostrade S.p.A., Sagat S.p.A., Olimpia S.p.A., Olivetti S.p.A., Seat PG S.p.A., Interbanca S.p.A., Banca Antonveneta S.p.A. and 21 Partners Società di Gestione del Risparmio S.p.A..
Director	Massimo Moratti	Managing Partner of Angelo Moratti di Gian Marco e Massimo Moratti & C. S.a.p.a., Managing Director and Deputy Chairman of Saras S.p.A. Raffinerie Sarde, Chairman of F.C. Internazionale Milano S.p.A. and Sarint S.A., and Director of Interbanca.
Director	Carlo Alessandro Puri Negri	Director of Aon Italia S.p.A., Deputy Chairman and Managing Director of Pirelli & C. Real Estate S.p.A., Deputy Chairman of CAMFIN S.p.A. and Pirelli & C. Ambiente S.p.A., Director of Pirelli S.p.A., Olimpia S.p.A., Olivetti S.p.A., Pirelli & C. S.a.p.A. and Parmasteelisa S.p.A., General Manager of Pirelli & C. S.a.p.A., and Management Representative of Voting Trust of Pirelli & C. S.a.p.A..
Director	Pier Francesco Saviotti	Director of Stefanel S.p.A., TOD'S S.p.A., Danieli S.p.A. and Linificio e Canapificio Nazionale S.p.A., and General Manager of Intesa BCI S.p.A., with responsibility for the credit area.
Director	Roberto Ulissi	General Manager Responsible for the 4th Directorate of the Department of Treasury of the Ministry of Economy and Finance (Banking and Financial Sector and Legal Affairs).

Independent Directors

Members of the Board of Directors that are considered independent, in accordance with the guidelines set down by the Preda Code, are those that (i) do not have, nor have they recently had, either directly, indirectly or on behalf of third parties, economic relationships of such significance as to influence the independence of their judgment with regard to the Company, its subsidiaries, its Executive Directors, or its controlling shareholder or group of shareholders; (ii) do not hold directly, indirectly or on behalf of third parties equity investments of such magnitude as to allow them to exercise control or significant influence over the Company, nor do they participate in shareholder agreements for control over the Company and (iii) are not close family members of Executive Directors of the Company or of persons that find themselves in the above situations.

Furthermore, Telecom Italia has adopted as a further condition of independence the requirement that Directors not participate in shareholder agreements containing clauses concerning the composition and the resolutions of the Board of Directors.

In light of the declarations given by the members of the Board of Directors, the Directors Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini, Natalino Irti and Roberto Ulissi are considered independent.

Executive Directors
In September 2002, the Board of Directors reviewed the overall system of mandates of the Company's Executive Directors' (Chairman and Managing Directors), which are as follows:
- the Chairman Marco Tronchetti Provera is granted the powers necessary to execute all acts pertaining to the corporate activity in its various forms, with the exception of investments and acts to dispose of investments in subsidiaries and associated companies, and companies or businesses thereof, of amounts in excess of euro 250 million per transaction. Furthermore, the signature of the Chairman must be joined by that of a Managing Director for the issue of guarantees against obligations of Telecom Italia or its subsidiaries in excess of euro 250 million or against the obligations of third parties in excess of euro 100 million. The Chairman is further granted emergency powers regarding matters under the Board of Directors' responsibility, the duty of reporting to the Board of Statutory Auditors in the manner and under the terms required by Article 13 of the by-laws, the mandate to provide for the management of confidential information and ensure the functioning and adequacy of the internal control system, and the power to appoint one or more persons in charge;
- the Managing Director Carlo Orazio Buora is granted the powers necessary to execute all acts pertaining to the corporate activity in its various forms, with the exception of investments and acts to purchase, sell and dispose of investments in subsidiaries and associated companies, and companies or businesses thereof, and of goods and services in general of amounts in excess of euro 150 million per transaction. The Managing Director Carlo Orazio Buora may issue guarantees against the obligations of Telecom Italia or its subsidiaries not in excess of euro 150 million, or against the obligations of third parties not in excess of euro 50 million;
- the Managing Director Riccardo Ruggiero is granted the powers necessary to execute all acts pertaining to the corporate activity in its various forms, with the exception of investments and acts to purchase, sell and dispose of investments in subsidiaries and associated companies, and companies or businesses thereof, and of goods and services in general of amounts in excess of euro 75 million per transaction, and with the exception of the issue of guarantees. The powers of the Managing Director Riccardo Ruggiero exclusively relate to the activities of the Domestic Wireline Business Unit.
In respect of the limits of value described above, an individual transaction is intended to mean the aggregate of transactions that, while individually may be below the thresholds indicated, prove to be linked together within the same strategic or executive structure and therefore, when considered together, exceed the materiality threshold.
During 2002 the Company, as mentioned previously, adopted a procedure to formalize the rules for the collection and communication to the Board of Statutory Auditors and Board of Directors of the most exhaustive information inherent to the activities carried out, to the most significant economic, financial and equity transactions, to transactions with related parties (including intra-group transactions) and to atypical or unusual transactions. This procedure sets in motion the information flows recommended by the Preda Code through which the appointed Directors periodically report to the Board of Directors and the Board of Statutory Auditors on the activities they have carried out in exercising the mandates conferred upon them. That information includes executive activities and the status of transactions already approved by the Board of Directors; in particular, Executive Directors report on the activities carried out by them – also through the Company's and its subsidiaries' structures – in exercising the mandates conferred upon them, including the initiatives adopted and projects launched.

Roles and Activities of the Board of Directors
In accordance with Telecom Italia's by-laws, the Board of Directors has full and ample powers for the ordinary and extraordinary administration of the Company, including all responsibilities that are not, under the law and the by-laws, expressly reserved for the general Shareholders' Meeting. Furthermore, the Board – in accordance with paragraph 1.3 of Telecom Italia's Code of Self-discipline – is exclusively responsible for (i) the examination and approval of the Company's and Group's strategic, industrial and financial plans; (ii) the examination and approval of transactions (including, for example, the acquisition and divestiture of direct or indirect controlling interests) of particular economic or strategic significance, with particular reference to transactions with related parties; (iii) the granting and revoking of the mandates of the Managing Director and the Executive Committee, if established, defining the limits, operating procedures and frequency, normally not less than every three months, with which they should report to the Board on the activities they have carried out in exercising their mandates; (iv) the determination, after having examined the proposals of the specific committee and consulted the Board of Statutory Auditors, of the compensation of the Managing Directors and those who hold particular offices, and, providing that the Shareholders' Meeting has not already taken steps to do so, the breakdown of the overall compensation due to individual members of the Board and committees; (v) the supervision of the general management performance, with particular attention to situations of conflict of interest, taking into consideration information received from the Managing Director and the Audit and Corporate Governance Committee, and periodically comparing the results achieved with those planned; (vi) the verification of the adequacy of the Company's and Group's general organizational and administrative structure drawn up by the Managing Director.

In addition to the above matters, that are also recommended by the Preda Code, the Board – based on the provisions of paragraph 1.3 of the Code of Self-discipline – is responsible for (vii) the preparation and adoption of the Company's rules of corporate governance and the definition of the Group's corporate governance guidelines; (viii) the evaluation and approval of the Company's and Group's annual budgets; (ix) the evaluation and approval of the periodic accounting documentation as provided by the existing regulations; (x) the examination and approval of investments and divestitures (also in real estate) of amounts exceeding Lire 500 billion (approximately euro 258.2 million); (xi) the nominating, revoking and conferring of powers of the General Managers of the Company, by proposal of the Managing Director; (xii) the appointments for the offices of Managing Director and Chairman in subsidiaries with sales equal to or higher than Lire 2,000 billion (approximately euro 1,033 million) – as per the latest available financial statements – and (xiii) reporting to the Shareholders during Shareholders' Meetings.
The criteria adopted by Telecom Italia to identify transactions that should be examined, in advance, by the Board of Directors are both quantitative and qualitative, in that – in addition to an assessment of relevance based on the value of the transaction – an evaluation is carried out of the actual impact of the transaction on the performance of the Company. This may result in the requirement for advance Board approval of transactions that, while being lower than the defined materiality thresholds, exhibit particular critical elements, such as the nature of the counterparty, the time-frame of execution or the potential risks deriving from the transaction. In this regard, during 2002 the Company adopted – as previously highlighted – a series of principles on the execution of transactions with related parties, by virtue of which the Board of Directors approves, in advance, transactions with related parties, including intra-group transactions, with the exception of typical or usual transactions or those to be concluded under standard conditions.
During 2002, the Board met nine times, more than double that required by the Company's Code of Self-discipline (paragraph 3.3 indicates a frequency of at least four meetings per year) and a greater number than communicated beforehand in disclosure to the market (eight meetings).
Attendance at the meetings by Directors was always very high, with a percentage attendance that was never below 73% of Directors; statistically, even the independent Directors participated in the Board's activities with notable regularity, always ensuring an overall minimum presence of above 66% of independent Directors.
As provided by the Company's Code of Self-discipline, it is normal practice for the Directors to be provided, sufficiently in advance of the Board meetings, with the documentation and information necessary to allow them to effectively participate in the Board's business.
In December 2002, the Company distributed a calendar of Company events for 2003, which included the planned Board meetings. In particular, Telecom Italia will, again in 2003, anticipate the publication of the annual and semiannual financial statements, in order to take advantage of the possibility, provided by Consob Regulation 11971 of 1999, to be exempted from the preparation of the second and fourth quarter accounts.

DIRECTORS' NOMINATION AND COMPENSATION

Nomination of Directors
Telecom Italia S.p.A.'s by-laws provide that the nomination of members of the Board of Directors occur through a ballot based on lists of candidates. That system, in place since 1997, is intended to ensure adequate representation of minority shareholders on the Board and has rendered the establishment of a nominating committee unnecessary. For the nomination of the Directors, it is now common practice in Telecom Italia to make the profiles of each candidate available to the shareholders, at the registered office, the secondary office and the premises where Shareholders' Meetings are held, so as to enable shareholders to become acquainted with their personal and professional characteristics and exercise their voting rights more knowledgeably.

Directors' Compensation Committee
As already highlighted in the annual report on Corporate Governance in the 2001 financial statements, the Board of Directors has a Directors' Compensation Committee with investigative and advisory functions. No changes were made during 2002 to the composition or responsibilities of the Directors' Compensation Committee, which has particular responsibility for formulating proposals to the Board in respect of the compensation of the Managing Directors and of those Directors who hold specific offices, and, at the Managing Directors' indication, in respect of the determination of criteria for the compensation of top management of the Company. The Committee is composed of the independent Directors Luigi Fausti (Chairman) and Umberto Colombo, and of Pier Francesco Saviotti.
During 2002, the Committee held six meetings, during which it examined subjects related to the start-up of new stock option plans, the criteria to be utilized for the compensation of management and the incentive

formulas. Furthermore, the Committee identified the reference parameters for the variable component of Executive Directors' compensation, in accordance with Article 2389, paragraph 2, of the Italian Civil Code.
With reference to the choices made by the Company regarding the compensation of top management of the Company, the current system provides for the allocation of compensation broken down into a fixed component and a variable component, contingent upon the achievement of predetermined budget objectives. The system is similar to that used for the rest of management which – in addition to the base salary – provides for the presence of incentive and loyalty systems by means of stock options. More detailed information on the stock option plans are contained in the "Human Resources" paragraph, above.
During its meetings the Committee has availed itself of the assistance of external consultants, in addition to Company personnel.

INTERNAL CONTROL SYSTEM

The system of internal controls – briefly outlined in the Company's Code of Self-discipline – is a process aimed towards guaranteeing the efficiency of administrative and operational management, its understanding and verification, the reliability of the accounting and management data, the observance of the laws and regulations from every source and the safeguarding of the Company's integrity, also to prevent fraud that may damage the Company and the financial markets.
As disclosed in the previous year's report on Corporate Governance, the Telecom Italia Group has approved the organizational decision to concentrate the so-called internal audit activities in a specific consortium company, with the formation of In.Tel.Audit – S.c.a r.l..
That solution, which was born out of the need to take into consideration the objective complexity of the Group (while at the same time evaluating the professional resources within), as well as the new requirements set forth by Legislative Decree No. 231/2001, was further implemented during 2002. Having taken into consideration the approach, now common in international doctrine and practice, by which the functions of those in charge of internal control should be the verification of the adequacy and efficiency (i.e. proper functioning) of the internal control system and – where anomalies are discovered – the proposal of necessary corrective solutions, In.Tel.Audit – S.c.a.r.l. was identified as being in charge of internal control, responsibility for internal auditing.
This organizational solution permits the maximization of independence of the those in charge of internal control from the Company's organizational structure, from which they work in complete autonomy, reporting their findings to the Chairman, the Audit and Corporate Governance Committee and the Board of Statutory Auditors. The execution of any "maintenance" interventions on the internal control system recommended by those in charge of internal control is then, depending on the occasion, the responsibility of the various sectors of the Company or Group companies, based on the recommendations drawn up by the Board of Directors. Furthermore, the Company, in order to facilitate the overall operation of the system, will identify an "individual in charge of execution" of the above-mentioned interventions.
The Board of Directors – based on the checks carried out and having taken account of the improvement initiatives undertaken – considers the system of internal control to be adequate for the needs of the Company and in respect of the regulations in force.

Audit and Corporate Governance Committee
Telecom Italia's Audit and Corporate Governance Committee, in its composition and in the activities carried out by it, has already adapted to the regulations of the Code of Self-discipline adopted by Borsa Italiana in July 2002.
The Committee is, in fact, composed exclusively of independent non-executive Directors, including the Directors Roberto Ulissi (Chairman), Guido Ferrarini and Natalino Irti. The Chairman of the Board of Statutory Auditors or, when it was considered appropriate to hold a joint meeting, all members of the Board participated in the meetings of the Committee, of which in 2002 there were eight.
The Audit and Corporate Governance Committee, based on the provisions of Telecom Italia's Code of Self-discipline, carries out the following activities: (i) evaluates the adequacy of the internal control system; (ii) evaluates the work plan prepared by those in charge of internal control and receives periodic reports from the same; (iii) evaluates proposals formulated by independent audit firms wishing to be appointed as auditors, and the audit plan and results expressed in the letter of recommendations; (iv) discloses to the Board, at least every six months, at the time of the approval of the annual and semiannual financial statements, the work carried out by it and the adequacy of the system of internal control; and (v) monitors compliance with and periodic updating of the corporate governance regulations.
During 2002, the Committee contributed to the process of implementation of the corporate governance instruments, participating in the analysis and the definition of the documents that were subsequently adopted by the Company in the above-mentioned period. Furthermore, in adopting the new recommendations of the Preda Code, the Committee examined, with the aid of the Company's Offices and the independent auditors

Reconta Ernst & Young, the appropriateness of the accounting principles used and their uniformity in the preparation of the consolidated financial statements, following the evaluation and verification activities undertaken by management on the reasonableness of the carrying values of the Group's investment portfolio.
The Committee placed particular attention on the evolution of the American corporate regulations (i.e. Sarbanes Oxley Act 2002).

TRANSACTIONS WITH RELATED PARTIES

As previously indicated, during 2002 the Company adopted a series of principles for the execution of transactions with related parties. On the basis of those principles the Board of Directors approves in advance transactions with related parties, including intra-group transactions, with the exception of transactions that are typical or usual or to be finalized at standard conditions. To this end, the Board of Directors receives adequate information on the nature of the relationship, the manner in which the transaction is to be executed, the conditions, even economic, for its realization, the valuation technique followed, the interests and underlying motivations and any risks to the Company. Furthermore, in the event that the relationship is with a Director or with a party related through a Director, the interested Director will be limited to providing clarification and will leave the Directors' meeting at the time of the deliberations..
In relation to the nature, value or other characteristics of the transaction, the Board of Directors, in order to avoid that the transaction is realized at unreasonable conditions, is assisted by one or more experts who, depending on the circumstances, expresses an opinion on the economic conditions, and/or the objectivity, and/or the technical aspects of the transaction.

HANDLING OF CONFIDENTIAL INFORMATION

With regard to the internal management of information relating to Telecom Italia, some time ago the Company adopted specific guidelines regarding the classification and management of information from the viewpoint of Company confidentiality and privacy, in the knowledge that information represents a strategic component of corporate wealth and a fundamental asset for the success of all organizations that operate in the Telecom Italia Group. However, the protection of information is not only an instrument to support the business, it is also a legal obligation in the event that it deals with personal data related to customers, employees, suppliers or other persons (either physical or juridical) external to or within the Company's organization.
At the end of 2002, in compliance with the regulations of Borsa Italiana, a Code of Conduct was adopted relating to insider dealing, that regulates the requirements for information and conduct in relation to transactions regarding the listed stocks of the Group carried out by "relevant persons" who operate within the Company. The criteria assumed in the drafting of the Code are consistent with the Telecom Italia's fundamental decisions regarding governance: stringency, transparency and alignment with the best international practices.
The Code goes beyond the regulations prescribed by Borsa Italiana, providing flexibility in the identification of persons subject to the disclosure obligation and extending the communication requirement to transactions executed on listed financial instruments issued by the Parent Company (in addition to the subsidiaries), even if carried out within an individual investment portfolio relationship, in which the client foregoes the right to give instructions.
Furthermore, Telecom Italia has significantly reduced the materiality thresholds, compared to those indicated by Borsa Italiana, on the transactions to be periodically communicated to the market (from euro 50,000 to euro 35,000) or to be immediately communicated at the time the transaction is carried out (from euro 250,000 to euro 80,000), assuming a flexible period of time for the verification of whether the materiality threshold for communication without delay has been attained. Finally, Telecom Italia's Code of Conduct – which came into force (on December 1, 2002) in advance of the obligatory deadline set by the Regulation of Borsa Italiana (of January 1, 2003) – limits the period of free trading of Group stocks by "relevant persons" and provides for a particularly stringent system of sanctions.
At the beginning of 2003, the Company formalized a specific Procedure containing the operating procedures for communication of price sensitive information to the market, identifying the Functions and Structures involved in the process and also regulating the procedures to be followed in the event of rumors or requests for information by those responsible for the surveillance and management of the market. Furthermore, the Procedure regulates the activities to be carried out for meetings with the financial community and the media, so as to guarantee a non-selective use of Company information.

BOARD OF STATUTORY AUDITORS

The Board of Statutory Auditors of Telecom Italia, appointed by the Shareholders' Meeting of July 2000, is composed of five Acting Auditors (Paolo Germani - Chairman, Mario Boidi, Paolo Golia, Fabrizio Quarta and Gianfranco Zanda), of which two (Paolo Germani - Chairman and Fabrizio Quarta) are appointed by the government and one (Paolo Golia) was elected from the list presented by the minority shareholders.
In accordance with paragraph 13.1 of the Code of Self-discipline, proposals put to the Shareholders' meeting for the appointment of Statutory Auditors, accompanied by comprehensive information concerning the personal and professional characteristics of the candidates, are normally deposited at the Company's registered office at least ten days prior to the date set for the meeting, or at the time the lists are deposited.
The Board of Statutory Auditors conducted 24 meetings during 2002, in addition to meetings with the Audit Committee, the internal auditors, and the external auditors and Company management.
As previously highlighted, during 2002 the Company formalized, through a specific procedure, internal rules for the collection and communication to the Board of Statutory Auditors – in accordance with Article 150, paragraph 1, of the Testo Unico of Finance – of information on the activities and significant transactions carried out by the Company and its subsidiaries, as well as on transactions that are potentially in conflict of interest. Through that procedure – which also ensures, as already noted, the completeness of information flows recommended by the Preda Code from the Directors responsible for those activities to all members of the Board of Directors – the Chairman, by the mandate delegated to him for this purpose, reports, in writing, to the Board of Statutory Auditors:

a) on the activities carried out by the Company, with particular reference to executive activities and the status of transactions already approved by the Board of Directors, as well as to activities carried out by Executive Directors, also through the Company's and its subsidiaries' structures, in exercising their mandates, including the initiatives adopted and the projects begun;
b) on the most significant economic, financial and equity transactions, highlighting, in particular, the strategic aims, the consistency with the budget and industrial plan, the terms of execution (including the terms and conditions, also economic, of their realization) and the developments, and any conditions and implications that they carry on the Group's activities;
c) on transactions that are potentially in conflict of interest, that is to say on intra-group transactions and on transactions with related parties that are not intra-group transactions. The information concerning those types of transactions illustrates the underlying interests (and, for intra-group transactions, their rationale in the Group context) as well as the terms of execution of the transaction (including the terms and conditions, also economic, of their realization) with particular regard to the valuation methods followed. The concept of related parties utilized in this procedure was adapted during 2002 to that prescribed by Consob in its Communication No. 2064231 dated September 30, 2002, whilst maintaining the remaining parts of the definition utilized in the Telecom Italia procedure, where they conform to more stringent criteria than prescribed by Consob;
d) on the atypical or unusual transactions, by which it is intended those transactions whose subject or nature are outside the normal course of the Company's business or that present particular critical elements due to their characteristics and to the risks inherent to the nature of the counterparty or to the time of their completion. Also in this case, the information provided about those transactions highlights the underlying interests and illustrates the terms of execution of the transactions (including the terms and conditions of their realization) with particular regard to the valuation methods followed.

Set out below are the offices held by the statutory auditors in other listed companies, in financial, banking or insurance companies or in companies that are significant in size:

Chairman	Paolo Germani	General Manager, General Inspectorate of Finance of the National Department of General Accounting – Ministry of Economy and Finance, and Chairman of the Supervisory Committee of EFIM - in forced administrative liquidation.
Acting Auditor	Mario Boidi	
Acting Auditor	Paolo Golia	Chairman of the Board of Statutory Auditors of Banco di Brescia S. Paolo S.p.A., Acting Statutory Auditor of C.B.A. Vita and C.B.I. Factor, Chairman of the Board of Statutory Auditors of Cosidis S.p.A., Acting Statutory Auditor of Criterium S.p.A., Chairman of the Board of Statutory Auditors of Ergon Finanziaria S.p.A., General Partner of Gami S.a.s., Chairman of the Board of Statutory Auditors of Interdis S.p.A. and Mercati Finanziari SIM S.p.A., Acting Statutory Auditor of Multiutility S.p.A., Chairman of the Board of Statutory Auditors of Riva Acciaio S.p.A., Acting Statutory Auditor of Sara Ass.ni S.p.A., Sara Vita S.p.A., Schemaventotto S.p.A. and TSP S.p.A., and Chairman of the Board of Statutory Auditors of Vegè Italia S.c.a.r.l. and Vegè Leasing S.p.A., in liquidation.
Acting Auditor	Fabrizio Quarta	
Acting Auditor	Gianfranco Zanda	Member of the Board of Statutory Auditors of AGIP Petroli S.p.A., AGIP S.p.A., Banca d'Italia, Ufficio Internazionale Cambi, Finsiel S.p.A., Telespazio S.p.A., Tim S.p.A., Sangemi S.p.A., and Immsi S.p.A..

SHAREHOLDERS

Shareholders' Meetings

During 2002, two Shareholders' Meetings took place. During the first, on May 7, the 2001 financial statements were examined, whereas on December 12, during the ordinary session of the Shareholders' Meeting the nomination of two Directors (Modiano and Ruggiero) and the reclassification and distribution of certain reserves were approved, and during the extraordinary session the merger through incorporation of TILab into Telecom Italia was approved. Again during the Shareholders' Meetings in 2002, which the Company views as a constant commitment on its part, shareholders were encouraged and supported to participate in direct discussions with management and shareholders, with a view towards a productive exchange of opinions.

Furthermore, with a view to carrying out its responsibilities in a more orderly and productive manner, the Company, in 2001, adopted regulations for Shareholders' Meetings that are applicable to ordinary and extraordinary meetings of the Shareholders.

Finally, a specific function within Telecom Italia's organizational structure (Investor Relations) is dedicated to relations with the national and international financial communities. More detailed information is contained in the paragraph relating to "Financial Communications".

Shareholders' agreements

During 2001, shareholders' agreements were signed among the shareholders of Olimpia S.p.A. (Pirelli S.p.A., Edizione Holding S.p.A., Unicredito Italiano S.p.A. and Intesa BCI S.p.A.) that contain certain clauses concerning, amongst other things, the composition and resolutions of Telecom Italia's Board of Directors. The cited agreements and any variations thereto were communicated to the market in accordance with the regulations in force.

In December 2002, a new shareholders' agreement was signed among Pirelli, Edizione Holding, Unicredito Italiano, IntesaBCI, Olimpia and Hopa S.p.A., that provides for a change in the shareholder base of Olimpia upon the conclusion of certain transactions (amongst which the merger of Holy S.p.A., 100%-controlled by Hopa, into Olimpia). The shareholder base of Olimpia will then comprise Pirelli, 50.40%, Edizione Finance International 16.80%, UniCredito 8.40%, IntesaBCI 8.40% and Hopa 16.00%.

After the aforementioned merger, Olimpia S.p.A. will hold 28.5% of the share capital of Olivetti, the parent company of Telecom Italia.

FINANCIAL COMMUNICATIONS

Since the end of 2001 and throughout 2002, the Telecom Italia Group has wanted to provide information about financial matters that is ever-more accurate, continuous and timely, with the aim of achieving greater transparency and reliability both in terms of the business results and corporate governance of Telecom Italia S.p.A. and its subsidiaries, in order to meet in full the requirements of investors and the regulations established by the official bodies involved.

Moreover, this high level of commitment is recognized by the financial market which, through a study conducted by Deutsche Bank in collaboration with DWS Investment, ranked Telecom Italia in first place among European telecommunications companies in terms of respecting corporate governance regulations. It should be pointed out that the operations of Investor Relations have been entrusted to an independent Corporate Function which reports directly to the Managing Director, with key accounts devoted to the various categories of internal and external interlocutors, with the aim of ensuring that communication will be more timely, complete and effective.

With this in mind, it has been decided to disseminate precise, exhaustive information through the delivery of communiquės and the publication of institutional bulletins (compulsory and optional periodical reports, such as the Sustainability Report, and disclosure giving details of shareholders' meetings and individual transactions on the market) and by taking advantage of both traditional paper and innovative on-line tools.

In fact, the Telecom Italia website www.telecomitalia.it has been renovated with a special area devoted to institutional investors and the retail sector. In addition to the continuous enhancing and updating of the content of the website, special care has been taken to provide information on the performance of shares and corporate events.

In 2002, the company organized more than 25 formal encounters with the market (with analysts, institutional investors and members of the national and international specialized Press). They took the form of quarterly conference calls, road shows, participation in conventions, Press conferences, to which must be added daily dealings with all the financial analysts and investors both through direct meetings or by phone, to supply them with the information they need for their activities.

In addition, the annual meeting was held in Milan on February 14 and 15, to present the guidelines of the Group's industrial and financial plan for 2002-2004 and, for the first time, a special event was organized in Rome on July 18 and 19 called "Technology Day", to illustrate the development of innovative technologies and services of the Telecom Italia Group to the financial community.
Finally, on February 13, 2003, within the framework of the activities undertaken to implement the rules of Corporate Governance, the Board of Directors of Telecom Italia also approved the "Procedure for the communication of price-sensitive information to the market". The document establishes ways of operating with the aim of disseminating this kind of information to the market, identifies the Functions and Structures involved in the process, and also lays down the procedure that must be observed in the presence of rumors or requests for information from people involved in the supervision or management of the market. Furthermore, the procedure lays down rules about activities to be conducted whenever there are encounters between the Company and the financial community or the Press, so as to ensure a non-selective use of corporate information.

CUSTOMERS

■ CUSTOMER SATISFACTION

Customer satisfaction and direct, ongoing business with customers were the cornerstone of Telecom Italia Group's loyalty policy also in 2002. Despite the diversity of operations of the various businesses, the **customer relationship management** tools are quite similar (call centers, toll-free numbers, service centers, websites, regular customer satisfaction surveys – the latter often in collaboration with independent agencies), although tailored to the type of customer and service delivered.

In 2002, customer care at Telecom Italia S.p.A. - **Domestic Wireline** was based on 169 toll-free numbers, 100 service centers and the company website. The helpdesks answered nearly 64 million calls, while the website was visited around 4 million times. Monthly surveys on customer satisfaction produced the following feedback:

- customers satisfied with line operations were on average over 90% (90.9% residential customers and 89.2% business customers);
- 64% of residential customers and 50% of business customers receive a solution to their problems in a single telephone call, a one-call solution;
- 77% of residential customers' repairs and 74.6% of business customers' are carried out within the 2nd day after being reported;
- Residential customer satisfaction with fault repairs measures 92.7% and business customer satisfaction 83%;
- Executive customer satisfaction levels are high and, on average, over 80%.

The other companies belonging to the Domestic Wireline Business Unit, operating in various markets, use similar tools, adapting them according to their specific customers.

The organizational model of the TIM group (**Mobile** Business Unit) consists in extending the controlling company's model to all affiliates. Its customer care policies are underpinned by nationwide sales and service networks and services (toll-free numbers, call centers, websites) that are easily and regularly used by customers, who particularly appreciated the effectiveness of these services in 2002. Customer satisfaction was 83.9% for the TIM call center, 90.3% for the Stet Hellas call center and, on average, around 70% for the call centers run by the companies operating in South America.

To improve customer satisfaction, both Entel Chile and Entel Bolivia (**Latin America Operations**) set up call centers, toll-free numbers dedicated to segments of its customer base, sales points, service centers and websites; the call centers were the most successful service with as many as 3.2 million calls in Bolivia.

All companies in the Seat group (**Internet & Media** Business Unit) employ dedicated toll-free numbers and call centers, greatly used by customers, and corporate websites for customer relationship management. Seat Tin.it also uses innovative web-based forms of contact with customers. The La7 call center and MTV toll-free number are dedicated to customers who have signal reception problems.

As regards the **Information Technology Market** Business Unit, the group leader, Finsiel, manages customer relations through dedicated toll-free numbers, websites/e-mail (with more than 70,000 hits in 2002) and automatic call centers. The help desk – the main service for customer satisfaction - was used to interview customers by telephone in order to monitor customer satisfaction.

In the companies forming the **Information Technology Group** Business Unit, customer service was guaranteed by toll-free numbers, service centers and websites/e-mail; in 2002, Sodalia and Webegg's sites had a very high viewing rate. Saritel's service procedures are diversified according to the services delivered. Customer satisfaction with Sodalia's communication and supply of service was around 70%.

ISO 9000 **certifications** were obtained by companies belonging to all Business Units and operating activities in the Group, including Telecom Italia S.p.A. – Domestic Wireline, TIM, Stet Hellas, Maxitel, Entel Bolivia, Banksiel, Saritel and TILab. Digitel Venezuela and Entel Chile expect to obtain them in 2004. Part of TIM's network operations are certified according to the ISO 14001 standard concerning the environmental management system. The same certification is pending for Telecom Italia's network; TILab has already obtained it for its Environment, Health & Safety system. A number of companies obtained special certifications for specific activities.

SUPPLIERS

CONTRIBUTION TO SUPPLIERS OF THE TELECOM ITALIA GROUP

To quantify Telecom Italia Group's business with suppliers, consumption of outside supplies and services and industrial investments are shown below:

(millions of euro)	2002		2001	
TELECOM ITALIA GROUP				
* Consumption of raw materials and outside services (net of the telecommunications license fee or charge) **(A)**		12,127		12,518
*- of which related parties **(a)***	*469*		*586*	
* Industrial investments **(B)**		4,842		8,164
*- of which related parties and capitalized internal construction costs **(b)***	*1,130*		*665*	
*** Total contribution (C=A+B)**		**16,969**		**20,682**
*- of which related parties and capitalized internal construction costs **(c=a+b)***	*1,599*		*1,251*	
*** Net total contribution (C-c)**		**15,370**		**19,431**

QUALIFICATION

The supplier qualification process is centralized for all Telecom Italia Group companies through application of common general criteria, but taking into account product/service-specific parameters or checklists.

Qualification can be of three typologies, each preliminary to the subsequent assessment:
- Basic (sales, safety, social responsibility, compliance with environmental policies, etc.);
- Economic-Financial (examination of financial statements and evaluation of specific indicators);
- Technical-Organizational (actual capability to produce or supply products and services).

Qualified suppliers are listed in the Telecom Italia Group Register of Vendors by product category.
The Group's procurement policy is based on competition between qualified Vendors in terms of purchase cost, procurement time, and quality of supplies.
A similar, but more simplified, selection process is applied to subcontractors, the results of which determine authorization to subcontract.

VERIFICATION

The quality of supplies/services is monitored by means of the product/service-specific Vendor Rating based on technical, commercial and administrative evaluations.
Assessments are made both at centralized level during supplier qualification and by the individual companies in the Telecom Italia Group during the term of contract.
The latter assessments may be annual or six-monthly and the number of assessments can vary according to performance resulting from the Vendor Rating.

TRANSPARENCY

Transparency is assured in relationships with suppliers by:
- informing suppliers of the results of the Vendor Rating in order to agree on improvements;
- informing suppliers of the verification system, illustrating all aspects related to the specific monitoring procedure in documents enclosed with contracts;
- on-line bids via the Corporate Internet site, allowing suppliers to know developments and the final results in real time;
- including health & safety and environmental standards in bidding documents and related specifications.

COMPETITORS AND REGULATORY FRAMEWORK

■ APPROACH

OLO (Other Licensed Operators), ISP (Internet Service Providers) and other television licensees can - at one and the same time - be for Telecom Italia:

- **Competitors** and participate in defining rules for fair competition and for achieving convergence in communications. Creation of balanced, stable, predictable rules is a target shared by all businesses in the sector.
- **Partners** in development of new services and new business models. In the recent past, development first in mobile telephony followed by Internet was also the result of innovations proposed by various businesses.
- **Customers.** Telecom Italia's organization comprises a Wholesale Division, which sells a wide range of services. Telecom is one of the first operators in Europe to have offered services such as the permanent virtual channel, partial lines, wholesale direct lines, and shared access.

■ PARTNERSHIPS

The Telecom Italia Group joined the digital TV sector with La7 and MTV, actively participating in television associationism and starting experimentation on its own sites.

At European level, relations with institutions in the industry increased. Telecom Italia supports various initiatives, including a market and investments strategy for e-Europe.

Group companies operating in South America, such as TIM Perù and Wireline Bolivia, collaborated with competitors in numerous projects.

The principal associations in which the Group actively participates are:

- **ETNO** (European Telecommunications Network Operators' Association) founded to promote development of a competitive and efficient European market for telecommunications. Telecom Italia is a member of the Executive Board of the Association and chairs the Sustainability Task Force;
- **ITU** (International Telecommunications Union) which aims to support development of the industry internationally through cooperation between the public and private sectors. Telecom Italia, TIM and TILab participate in, and often lead or coordinate, many study groups.
- **GSM Association** which promotes global development of wireless communications guaranteeing interoperability between operators, equipment, services and roaming, in which TIM was recognized technological leadership in addressing and defining strategies for development of global radiomobile services worldwide.

Participation in the Task Forces EIRUS (European Ipqm and Rqms UserS) in Europe and QuEST (Quality Excellence for Suppliers of Telecommunications) in North America allows the Telecom Italia Group to be informed of developments in technical quality monitoring processes applied by the leading operators and manufacturers of telecommunications products and systems.

REGULATORY FRAMEWORK

The new regulatory framework will be governed by new standards which will be introduced in national regulations by incorporating the EC Directives in the "'99 Review" relating to electronic communication networks and services (directives concerning "Access", "Authorization", "Framework", "Universal Service" and "Data Protection"). The new standards will be included in the national regulatory framework by July 24, 2003. In this connection, Law No. 166 of August 1, 2002 gave the Government a mandate to implement the new directives, and to adopt a code of legal and regulatory measures in the field of TLC. Furthermore, the European Commission published Recommendations on important product and services markets in electronic communications, as well as Guidelines for market analysis and the evaluation of significant market power.

There follows a brief description of the standards adopted during 2002.

RATE REBALANCING

Within the framework of the price cap formulas and in observance of Resolution No. 847/00/CONS of December 11, 2000, the price adjustments of February 1, July 1, and December 30, 2002 became effective and further reduced telephone expenses for residential and business customers. The adjustment of basic subscription charges was accompanied by further price reductions for local, inter-district and international calls.

On August 5, 2002, the National Regulatory Agency began a public consultation with Resolution No. 183/02/CONS on the review of the price-cap formulas with effect from 2003.

INTERCONNECTION AND LOCAL LOOP UNBUNDLING

In compliance with the rules laid down in Resolution No. 4/02/CIR, on April 18, 2002 Telecom Italia published the Interconnection Reference Plan (OIR) which contains technical and economic conditions for using the network, both in terms of switched transport and local loop unbundling to the last mile. The new plan offers generalized reductions on the services distributed to interconnected operators. On February 27, 2003, the National Regulatory Agency approved the OIR together with the criteria for changing the charges of the OIR for the next 4 years (the so-called network cap). In compliance with Resolution No. 5/02/CIR, on April 30, 2002 Telecom Italia published the new flat-rate interconnection rate for Internet access known as FRIACO. The terms of supplying Partial lines according to the 2002 price list were published on the same date.

ADSL BROADBAND ACCESS SERVICES

On September 30, 2002, Telecom Italia presented a new ADSL wholesale rate plan, based on a flat rate, which enables an operator to separately acquire access and "carry" data traffic to its point of presence. These changes, together with simultaneous price reductions for unbundling and shared access services led the National Regulatory Agency to grant approval of Telecom Italia's new "Alice time" rate plan, on September 25, 2002.

EQUALITY IN INTERNAL/EXTERNAL TREATMENT

In Resolution No. 152/02/CONS, the National Regulatory Agency approved measures that are intended to ensure the full application of the principle of equality in internal and external treatment on the part of fixed telephone operators with significant market power. These measures concern accounting reports, the ways in which services are offered to other operators, the application of the Network Cap model to the interconnection price list and *unbundling*, and ways of verifying the terms of the plans offered to the public.

GENERAL TELEPHONE DIRECTORY

In Resolutions No. 36/02/CONS and 180/02/CONS, the National Regulatory Agency established the rules and organizational methods for the creation and supply of a general telephone directory containing the numbers of subscribers to the services of all fixed and mobile telephone operators. The creation of the single database will be organized within the regulatory framework agreements stipulated among the various operators.

MOBILE NUMBER PORTABILITY

In Resolution No. 7/02/CIR, the National Regulatory Agency issued the regulations for the pricing of Mobile Number Portability. The prices which the Recipient (the operator who acquires the customer with the same number) must pay to the Donor (the operator who gives up the customer) will be established by the National Regulatory Agency and must not, in any case, be higher than the prices for Number

Portability on fixed networks. In addition, the customer migrating to another operator has the right to use up any credit remaining on prepaid cards.

- **UNIVERSAL SERVICE**

Telecom Italia continues to maintain its obligation to provide certain services – including phone services - at "accessible" prices. Such services, which are guaranteed in unprofitable geographical areas to low-profile customers, constitute the so-called "Universal Service", for the supply of which Telecom Italia sustains a "net cost". On December 23, 2002, the Infrastructures and Networks Commission of the National Regulatory Agency approved the measure in which the net cost sustained by Telecom Italia to provide the Universal Service in 2001 was estimated at euro 40.28 million, to which Telecom Italia itself contributes 42.68% (euro 17.19 million).

- **EQUALITY FOR ISP/OLO**

In its implementation of Law No. 59/02, the National Regulatory Agency declared that Internet Service Providers (ISP) are to be considered on an equal basis with other licensed operators, granting ISPs the right of access to the prices on the Interconnection Reference Plan (OIR), and to ask the Ministry of Communications to grant them the right to use numbering resources for Internet services and for the routing of the traffic involved. In implementation of the above-mentioned law, the National Regulatory Agency made known that Telecom Italia and Wind were "Significant Market Power" (SMP) operators in the intermediate market for the termination of calls destined for Internet, and Telecom Italia was an SMP in the market of final Internet access services from the wireline network using dial-up technology.

- **LEASED LINES**

In Resolution No. 59/02/CONS, the National Regulatory Agency approved the wholesale plan of charges for leased lines for OLO and ISP in compliance with the obligation to levy charges based on the "retail-minus" principle established in Resolution No. 393/01/CONS.

- **LICENSES**

DPR No. 211 of August 1, 2002 changed the period of individual licenses in the TLC sector from 15 to 20 years (with an extension for those already issued).

- **TLC INFRASTRUCTURES**

Legislative Decree No. 198 of September 4, 2002 establishes the fundamental principles with regard to the installation and alteration of TLC infrastructures that are regarded as being strategic, and fixing precise terms for the issue of authorizations, abrogating the procedure of environmental impact assessment (VIA) and limiting the financial responsibility of companies to expenses associated with installation operations, digging and occupation of public property. Law No. 166 of August 1, 2002, also defined the new standards relating to the installation, access and sharing of multi-service cables and cable ducts that need to be built following construction and maintenance work on civil works.

- **EVOLUTION OF THE EC REGULATORY FRAMEWORK**

New directives have been published and are in the "99 Review":

- ✓ Directive 2002/19/CE concerning access to electronic communications networks and related resources, and interconnection of the said networks (known as the "Access" directive);
- ✓ Directive 2002/20/CE concerning authorizations for electronic communications networks and services (known as the "Authorizations" directive);
- ✓ Directive 2002/21/CE which establishes a common regulatory framework for electronic communications networks and services (known as the "Framework" directive);
- ✓ Directive 2002/22/CE concerning the universal service and the rights of users with regard to electronic communications networks and services (known as the "Universal Service" directive).
- ✓ Directive 2002/58/CE on the treatment of personal information and on the safeguarding of privacy (known as the "Data Protection" directive)

The new standard must be incorporated in national regulations by July 24, 2003 and, in this context, Law No. 166 of August 1, 2002 gave the Government a mandate to introduce the new directives and to adopt a code of legal and regulatory measures for TLC. In addition, the European Commission is in the process of defining a recommendation concerning important markets for services and products with the aim of imposing, changing or revoking the observance of regulations.

THE STATE AND OTHER INSTITUTIONS

In 2002 the contribution of Telecom Italia Group to Public Administrations, in Italy and internationally, was euro 1,090 million.

Telecom Italia Group (millions of euro)		
	2002	**2001**
Social security and national health insurance contributions	**1,199**	**1,225**
Direct taxes	**(716)**	**925**
Indirect taxes	**115**	**120**
TLC license fees	**431**	**524**
Ministry of Economy and Finance (dividends)	**61**	**61**
	1,090	**2,855**

In 2002, the Group received capital grants from Italian Public Administrations only amounting to euro 42 million (euro 22 million in 2001), including euro 23 million pertaining to Telecom Italia S.p.A..

FUTURE GENERATIONS

Respect for the environment, which is an integral part of Telecom Italia Group's commitment in adopting Sustainability as one of its principal values of reference, ranks among the Group's strategic objectives and is the subject of continuous verification.

■ ENVIRONMENTAL PERFORMANCE INDICATORS

The Group identified four major elements by which it measures the effectiveness of its environmental management system and establishes programs to improve performance:

- waste management;
- consumption of natural resources and energy;
- air quality and climate changes;
- electromagnetic emissions.

All information reported herebelow has been obtained by processing appropriately reclassified management accounting data.

■ Waste management

The waste generated by Telecom Italia derives from constant innovation and development of its infrastructures and from day-to-day business operations.

Waste, primarily consisting of telecommunications materials and products, has been managed by a single company at national level since 1999. Disposal processes favor reuse and recycling options, whenever possible.

The data reported herebelow refer to the financial year 2001 and Telecom Italia S.p.A..

In 2001, generated waste totaled 27,915 tons, a decrease of nearly 34% over the previous year. Compared with the year 2000, there was a significant reduction in disposal of equipment and batteries, which were related to decommissioning of analog telephone exchanges, poles and cables.

Hazardous waste accounted for 29.7% of the total amount of waste (against 36.9% in 2000) while the percentage of waste destined for recovery was 83% (89% in 2000).

Types of waste produced by Telecom Italia S.p.A. in 2001


Tank sediment and purification plant sludge 0.06%
Waste containing PCBs and PCTs 0.27%
CFCs 0.52%
Demolition and decommissioning waste 0.57%
Plastic reinforced by fiber glass, plastic and rubber 1.17%
Ink and toner cartridges 0.05%
Adhesives and sealants 0.04%
Paper and cardboard 1.81%
Electrolytes 0.02%
Waste containing asbestos 5.00%
Other 0.27%
Packaging 5.17%
Metal 9.78%
Batteries 10.22%
Equipment 34.19%
Telegraph poles 19.18%
Ccables 11.68%

Consumption of natural resources and energy

The natural resources used directly by the company include materials employed in material manufacturing processes and products acquired and operated directly or made available to the public:

- **water**, for civil use. In 2002, consumption rose 19%.
- **diesel oil and natural gas** used in heating systems. In 2002, diesel oil consumption decreased by more than 14%, whereas natural gas consumption increased by just over 4.3%; from an energy standpoint, this means a global reduction of 0.68% (from consumption of 825,151 GJ in 2001 to 819,540 GJ in 2002). Thanks to an optimization plan currently underway diesel oil consumption for heating purposes is expected to be reduced by 3% in 2003.
- **fuel** for corporate fleet vehicles. Consumption was reduced by around 11.5% compared with 2001, as a result of a reduction in vehicle numbers and distances covered. A project is in place that should lead to the reduction of the corporate fleet by approx. 4,000 vehicles in 2003 and the introduction of a certain number of vehicles using a gasoline and methane fuel mixture aimed at reducing polluting atmospheric emissions.

Electricity for power for corporate infrastructures and buildings is classed as indirect consumption of natural resources as the majority of electric power generation in Italy utilizes fossil fuels (approx. 76%).
As a result of action to improve the energetic efficiency of infrastructures over the last three years, the Group succeeded in achieving an annual reduction in the consumption of electricity used to power the telecommunications network exceeding 3%. The action plans should also make it possible to continue the declining trend in 2003.
The Group is experimenting alternative sources of electric power generation to power the Base Radio Stations (SRB) including photovoltaic and wind power production. In 2002, a program was launched to produce four SRBs in Calabria able to produce a total of 80KW. It is estimated that for every SRB with a power of 18KW there will be a daily saving of 110 liters of diesel oil; this significantly reduces pollutant emissions to air (particulate, carbon monoxide, nitric oxide).

2003 Targets for Telecom Italia S.p.A.:
a) to reduce consumption by 3% (diesel oil and natural gas);
b) to reduce the corporate fleet by approx. 4,000 vehicles;
c) to reduce wireline network electric power consumption by 3%.

Air quality and climate change

The Group's contribution to greenhouse emissions, primarily carbon dioxide (CO_2), is basically due to use of fuels for heating and transport and, indirectly, to consumption of electricity.
In 2002, Telecom Italia S.p.A.'s emissions amounted to 950,304 tonnes of CO_2; the estimated net reduction compared with the previous year was above 13.0%.

Electricity consumption [GWh]	2002	2001
Telecom Italia S.p.A.	1,706	1,835
TIM S.p.A.	431	410
Seat S.p.A.[1]	6	5.4
Total	2,143	2,250.4

Water consumption [m^3]	2002	2001
Telecom Italia S.p.A.	4,967,312	4,220,253
TIM S.p.A.	310,000	432,000
Seat S.p.A.	55,000	54,122
Total	5,332,312	4,706,375

Diesel oil consumption for heating [liters]	2002	2001
Telecom Italia S.p.A.	5,393,518	6,280,431
TIM S.p.A.	140,000	147,000
Seat S.p.A.	0	0
Total	5,533,518	6,427,431

Natural gas consumption for heating [m^3]	2002	2001
Telecom Italia S.p.A.	17,990,314	17,241,706
TIM S.p.A.	2,950,000	2,275,000
Seat S.p.A.	500,000	411,650
Total	21,440,314	19,928,356

CO_2 emissions [t]	2002			2001		
	Electricity	Heating fuel	Transport fuel	Electricity	Heating fuel	Transport fuel
Telecom Italia S.p.A.	843,186	54,887	52,231	979,890	55,581	58,410
TIM S.p.A.	217,338	7,005	6,949	218,940	5,507	6,332
Seat S.p.A.	3,204	1,124	1,424	2,873	925	Not reported
Total	1,063,728	63,016	60,604	1,201,703	62,013	64,742

Electromagnetic emissions

The Telecom Italia Group's attention to the issue of electromagnetic emissions can be summed up in the following commitments and actions:

- absolute compliance with the legislation in force in the countries in which it operates. The corporate process is structured on rigorous management of project engineering, of the selection of sites, and of installation of systems;
- careful and scrupulous management of company installations throughout the whole life cycle, in compliance with additional internal efficiency and safety standards;
- use of, and constant research for, leading-edge technology tools for control and investigation activities. Specifically, as far as regards GSM, a procedure for monitoring the fraction of power emitted with respect to the maximum rated power is currently in an advanced stage of development.
  Regarding UMTS, definition of methodologies of analysis and simulation for estimation of radioelectric power in various propagating environments and multimedia traffic contexts is in the process of refinement. The first results have already been presented at a number of international conferences. The technology developed by TILab for measurement of radiofrequency power generated by a base radio station will shortly be integrated by a sensor that will allow direct measurement of electromagnetic pollution.
  In 2002, TIM monitored 2,896 transmission installations out of 4,059, spending euro 3,936,064.
  As far as regards cell phones marketed through its sales network, TIM makes a selection based on level of technological innovation and Standard Absorption Rate (SAR) measurements, to guarantee reduced electromagnetic emissions levels.
- cooperation and support in medical-scientific studies. Specifically, Telecom Italia S.p.A., in cooperation with a number of Italian universities and national and international organizations, promoted investigations to check the emission values of electromagnetic radiations and possible impacts.

ENVIRONMENTAL MANAGEMENT

An Environmental Management System (EMS) is under development; implementation of the system is a target to be progressively extended across the Group.

[1] The consumption figures for Seat S.p.A. refer to the 7 company offices where electricity supplies are registered in the name of the company.

Telecom Italia Lab developed an integrated system for environmental management in accordance with the standard UNI EN ISO 14001 and for Health & Safety management in accordance with standard OHSAS 18001. The Environmental Management System obtained certification by DNV (Det Norske Veritas, an internationally accredited certification agency) in 2001.
Additionally, Telecom Italia Lab conducted research on behalf of Telecom S.p.A. and TIM, to promote the improvement process in terms of sustainable development.
The project for UNI EN ISO 4001 certification of the Environmental Management System of the **Network Function** of the **Domestic Wireline** (DW) Business Unit is in the stage of completion. In 2002, audits were carried out by the certification agency IMQ-CSQ, all with positive results, in the Network's territorial structures "Centro 2" (which covers Lazio, Abruzzo, Molise and Sardinia), Milan, "Centro-Nord" (which covers Emilia Romagna, the Marches and Umbria), "Sud 2" (which covers Calabria and Sicily), Piemonte-Valle d'Aosta, plus Network's central Function SQ, which coordinates the project.
Audits at the remaining structures will be finished by July 2003. On completion of the project, all certificates issued for the individually certified structures will go to form a single ISO 14001 certificate applying to the whole Network Function.
TIM is carrying on the project, begun in 2001, for implementation and certification of the integrated system for Quality Management and Environmental Management, respectively developed to standard UNI EN ISO 9001 and UNI EN ISO14001, in its territorial organizations of the Network Function. To date, IMQ-CSQ awarded certification to the Network organizations in Piedmont, Liguria, Valle d'Aosta, Calabria and Sicily; certification is expected to be extended to Campania, Basilicata and Apulia by April 2003. The project will be completed in 2004.

THE COMMUNITY

In 2002, the Telecom Italia Group companies' commitment to the community was estimated at euro 120,885 million, equal to 1.6% of the Group's operating income.
This was calculated using appropriately reclassified management accounting data and is a partial quantitative estimate of the cost of community projects and initiatives recorded in the accounts according to several criteria.

■ CONTRIBUTION CLASSIFICATION (LONDON BENCHMARKING GROUP MODEL)

The London Benchmarking Group (LBG), established in 1994, comprises 60 leading international companies and is currently the European benchmark in evolution of social-environmental reporting.

Distribution of the social and enviromental contribution of the Telecom Italia Group euro 120,885 milion



Charity 3,9%
Initiatives for social improvements 10,3%
Investments in the community 19,4%
Innovatives services for social growth 66,4%



SCHEMA LBG
(euro milioni)
Charity
4,735
Investments in the community
23,504
Initiatives for Social improvement
12,438
Innovative Services for social growth
80,208

This model reclassifies contributions into four different categories. The pyramid diagram reflects the possibility of measuring the benefits and business returns arising from the various activities:

- at the base of the pyramid, the return can easily be measured since it is connected to the core business;
- at the apex, donations are strictly linked to the Group's sense of social and moral responsibility.

The four category classification proposed by the LBG model is not straightforward as a single initiative may have effects in more than one different category. As a general rule, preference has been given to comparability with previous years.

Classification according to this model, compared with 2001, shows a general increase in the contribution also as a result of introducing a more analytical data entry system. Nevertheless, the share of investment in each category is basically the same as in 2001.

COMMUNITY ACTIVITIES SELECTED TO FORM THE CATEGORIES ACCORDING TO THE LBG MODEL

CHARITY	Funding to Associations and liberal grants Humanitarian projects [CRALT] Donations
COMMUNITY INVESTMENTS	Scholarships, internships Education and employment projects Environmental Management Development Electromagnetic emissions – monitoring and measurement Health & Safety Management System – improvement Environment, Health & Safety research Energy saving schemes Territorial safety plans Civil Protection
SOCIAL INITIATIVES	Projects in the social field Health and social solidarity related events Culture, arts and sports events
INNOVATIVE SERVICES FOR SOCIAL GROWTH	Research and development for innovative services Support for university research Technological innovation projects Initiatives and projects promoting social growth E-learning platform project

■ Charity

Group companies in Italy and other countries supported various initiatives including "Telefono Azzurro" (helpline for children), AIRC (cancer research), Telethon, San Patrignano (community for recovery of drug addicts), donation of medicines to the needy and surgical equipment to public hospitals in Bolivia, support for the populations hit by the earthquake in Molise and by flooding in Brazil and for the victims of domestic violence in South America.

■ Community investments

Group activities to improve infrastructures (building and technological infrastructures) from a safety and environmental viewpoint continued in 2002.

Numerous scholarships were offered by the Group ("Master Bocconi MEGeS", "Borsa Scuola Superiore di Specializzazione in TLC", "Borsa di studio Master LUISS"; "Consorzio ELIS" (CONSEL); "Federazione Nazionale Cavalieri del Lavoro"). Additionally, the "TIM Fellowship Programme", conceived with the aim of creating a preferential channel for identifying the best candidates, through promoting lifelong learning and professional development of university students in the new economy, mobile business and ICT, was started up.

The Project "Telecom alleniamoci alla Vita" (Telecom let's train for life) is conceived with the aim of promoting social and individual growth of the young through the values of sport. It is a three-year, nation-wide project for schools of all types and levels, targeted and diversified for students, teachers and families by an integrated package of educational materials and aids: teaching cards, posters, films, CD-Roms, guides and booklets.

Support for the Children's Hospital "Ospedale Pediatrico Bambino Gesù" in Rome for a research project to set up human endothelial cell banks to treat diseases and pathological injuries resistant to pharmacological therapy.

Social initiatives

Participation of the Telecom Italia Group in the 13th edition of the television marathon Telethon, providing Group facilities and technology to raise awareness for and most successfully support fundraising for muscular dystrophy and other genetic diseases. The Group also provided support in the form of an important press campaign in the leading national and regional newspapers to maximize circulation of the message of the appeal.

Support for the 19th edition of "ViviCittà", recognized as a major social and sports event, with stops in 60 cities in Italy (and 30 prisons and juvenile detention centers) and 50 cities worldwide, covering a total distance of 14,535 km and involving one million participants. Africa was chosen as the testimonial for the 2002 edition, named "Run for rights".

Support for the "Bread project", an educational program for alternative nutrition in the poor regions in Brazil aimed at eliminating infantile malnutrition through education for 10,000 people.

Innovative services for social growth

These basically refer to research and development activities by TILab for the Group companies in ICT, which have reverberations of great social importance.

The E-Learning platform, begun in 2001, was completed. This service has made it possible to deliver "distance" learning and mixed learning (traditional classroom teaching supported by and/or replaced by on-line learning). In the distance learning field, the "Application Service Provider" facility (interactivity with the customer's IT structure or setting up the learning package on the customer's premises) proved the key solution for the future of training. Teaching packages were designed and produced and put into operation, as well as the E-Educational branch for formative services for Schools and Universities.

In 2003, " **PROGETTO ITALIA**" was launched programming community investment initiatives.

Progetto Italia, publicly presented on January 21, 2003, is a further sign of the will to give a unitary and strategic sense to all the resources and energies spent by the Group on various fronts of activities in the cultural, social and sports field.

Specifically, the aim of the program is to promote growth of the country through improving diffusion of culture and cultural values.

With a budget of euro 30 million, Progetto Italia comprises more than 30 initiatives. Each of them is conceived and realized directly by Telecom Italia, either independently or in partnership allowing the Group to actively participate with a contribution of ideas and technologies.

RESEARCH & DEVELOPMENT

During 2002, the R&D activities of the Telecom Italia Group were largely conducted by TILAB, also in collaboration with Pirelli Lab, dedicating 1,081 employees

The activities involved research and testing in the field of fixed, mobile and Internet telecommunications.

As far as Internet and mobile applications are concerned, research activities were focused on testing integrated applications and technological solutions for multimedia, the definition of the manner and methods of accessing contents and managing broadband users, creating and evaluating hi-tech solutions for user environments (terminals, domestic cabling and applications platforms).

Activities in the sphere of switching and networking were geared to the evolution of IP networks, developing Content Delivery Network architectures for an efficient distribution of multimedia content. Particular attention was also focused on Wireless LAN and on innovative solutions for telephone services on package networks.

Research into network infrastructures involved both the metropolitan and transport network, with the testing of new automatic fiber optic switching architectures, and the access network, with the proposal of innovative solutions based on copper wire and fiber optic connections.

In 2002, these research activities led to the registration of 45 patents, an increase of 13% compared to the prior year.

Overall R&D expenditures incurred during the year amounted to approximately euro 121 million. The total of grants and low-interest loans to support R&D costs, already received or awaiting receipt by TILAB, amounted to approximately euro 12 million.

OTHER INFORMATION

EQUITY INVESTMENTS HELD BY DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGER

Pursuant to art. 79 which introduced Legislative Decree No. 58 of February 24, 1998, adopted by Consob under Resolution No. 11971 of May 14, 1999 and later amendments and supplements, the following table presents the equity interests held by the Directors, Statutory Auditors and General Manager of Telecom Italia S.p.A. and its subsidiaries.

Name	Company	Class of shares	Number of shares held at the end of 2001	Number of shares purchased	Number of shares sold	Number of shares held at the end of 2002
BOARD OF DIRECTORS						
Marco TRONCHETTI PROVERA	=	=	=	=	=	=
Gilberto BENETTON	=	=	=	=	=	=
Carlo Orazio BUORA	=	=	=	=	=	=
Riccardo RUGGIERO	=	=	=	=	=	=
Enrico BONDI	=	=	=	=	=	=
Umberto COLOMBO						
Francesco DENOZZA	=	=	=	=	=	=
Luigi FAUSTI	Telecom Italia Mobile	ordinary	50,000	=	=	50,000
Guido FERRARINI	=	=	=	=	=	=
Paolo GRANDI	=	=	=	=	=	=
Natalino IRTI	Telecom Italia Mobile	ordinary	11,000	=	11,000	=
Gianni MION	=	=	=	=	=	=
Pietro MODIANO	=	=	=	=	=	=
Massimo MORATTI	=	=	=	=	=	=
Carlo Alessandro PURI NEGRI	=	=	=	=	=	=
Pier Francesco SAVIOTTI	Telecom Italia Mobile	ordinary	10,000	=	=	10,000
Roberto ULISSI	=	=	=	=	=	=
BOARD OF STATUTORY AUDITORS						
Paolo GERMANI	=	=	=	=	=	=
Mario BOIDI	=	=	=	=	=	=
Paolo GOLIA	Telecom Italia	savings	=	4,309	4,309	=
Fabrizio QUARTA	=	=	=	=	=	=
Gianfranco ZANDA	=	=	=	=	=	=

LITIGATION

There follows a description of the main disputes and litigation in which the Telecom Italia Group is involved at December 31, 2002. Except where specifically mentioned, the Telecom Italia Group did not make any provision to the risk reserves because of the absence of definite and certain elements and/or because a negative outcome to the litigation is not considered probable.

■ DISPUTE CONCERNING RESOLUTIONS PASSED AT TELECOM ITALIA SHAREHOLDERS' MEETINGS

Personal action is pending for damages claimed for a total of euro 18.9 million brought against Olivetti, Telecom Italia and the Chairman and Deputy Chairman pro tempore. The claim is based upon the alleged non-fulfillment of the commitments contained in the "Offer Document" relating to the takeover and exchange bid by Olivetti and Tecnost for Telecom Italia in 1999, and also for the resolution passed by the Shareholders' Meeting of January 14, 2000 for the buy-back of savings treasury stock.

■ UNIVERSAL SERVICE

In January 2002, the Regional Administrative Court (TAR) of Lazio ruled in favor of the appeal presented by Omnitel to obtain the annulment of the resolution passed by the National Regulatory Agency on the subject of the "Applicability of the formula for sharing the net cost of the universal service for the year 1999", that was also contested by Infostrada. In particular, the TAR ruled that the dispute concerning the errors in the administrative proceedings was valid whereas it turned down the plea over the merits of the regulation, which in any case will be updated.
Meanwhile, Omnitel did not pay its share of the universal service (some euro 9 million) and the Ministry of Communication was thus unable to pay the amount due to Telecom Italia for the costs it incurred in 1999 to supply the universal service.

***

In the early months of 2002, Telecom Italia was notified of the appeal presented by Omnitel to the TAR of Lazio and the extraordinary appeal filed by Wind to the Head of State to annul the resolution containing the regulations on the "Universal Service: Applicability of the formula for sharing the net cost of the universal service for the year 2000".
In addition to the suspension of the efficacy of the law, Omnitel also requested that the case be referred to the Court of Justice of the European Community for a preliminary opinion on the correct interpretation of the EC directives. This being the case, Omnitel and Wind did not pay their share of the contribution for supplying the universal service for the year 2000 which amounted to euro 12 million.

■ DATA TRANSMISSION SERVICES AND INTERNET ACCESS BASED ON X-DSL TECHNOLOGY

Following a preliminary investigation into Telecom Italia's conduct with regard to the supply of basic band direct lines and the offer to its business users of broadband data-transmission and Internet access services based on x-DSL technology, without any corresponding wholesale rate plan for its competitors, in April 2001 the Antitrust Authorities imposed a fine of euro 59 million on Telecom Italia. In November, the TAR of Lazio reduced the fine to euro 29 million which was paid, with reserve, in January, in relation to a proposed appeal to the Council of State. The appeal was then filed to obtain the integral annulment of the contested proceedings, which was disputed on the basis of general unreasonableness and lack of motivation and preliminary investigation.
In the meantime, claims for the payment of damages have been brought before the competent civil courts by Albacom, Infostrada, AIIP, Unidata, Data Service and other operators, for the alleged abuse of a dominant position on the part of Telecom Italia for the same conduct contested by the Antitrust Authorities.
In January 2003, the Court of Appeals of Rome sentenced Telecom Italia to pay a total of about euro 2 million as compensatory damages to Albacom, Wind (formerly Infostrada), Cable & Wireless (formerly Unidata) and Data Service.
Similar actions are pending for claims brought by other operators.

■ GALACTICA DISPUTE

At the end of May 2001 a dispute arose between Telecom Italia and the Internet Service Provider Galactica S.p.A. (currently in liquidation) for failure to renew the agreement concerning the testing of an Internet access service, at a flat rate. Assuming the alleged illegality of not renewing the agreement, Galactica claimed damages, challenging Telecom Italia not to interrupt the distribution of the service.
In February 2002, Galactica therefore presented a new summons in action for damages suffered as a result of the alleged unfair trade practices of Telecom Italia.
In May 2002, the magistrate judge combined the two cases.

On October 16, 2002, the company Servinternet S.p.A. (formerly Galactica) in liquidation, presented a third summons in action against Telecom Italia to appear before the Milan Courts. This case has also been combined with the other two cases pending before the same magistrate judge.

- **ALLEGED UNFAIR TRADE PRACTICES BY TELECOM ITALIA**

Following a petition by 27 operators of the competition in which Telecom Italia was denounced for alleged market strategies hurting market development, in regulation No. 179/01/CONS, the National Regulatory Agency objected to violations committed by the Company, and proceeded to commence the relative procedures for sanctions with independent and specific resolutions.

A counter-action is pending before the TAR of Lazio for both the presumed procedure and the successive resolutions.

In the meantime, the National Regulatory Agency notified Telecom Italia of certain proceedings relating to administrative sanctions which were contested by the Company before the TAR of Lazio.

- **SEAT PAGINE GIALLE/DE AGOSTINI**

Arbitration proceedings initiated by De Agostini are pending against Seat Pagine Gialle, Finanziaria Web, Matrix and Buffetti group for the alleged non-fulfillment of the agreement signed in 2000 governing – among other things, the sale of the 40% stake in Finanziaria Web (which, in turn, controls Matrix) by De Agostini to Seat. Maintaining that all the conditions stipulated in the contract were met, De Agostini is asking for the specific execution of the agreement and, therefore, the transfer of its Finanziaria Web shares to Seat at the price of euro 700 million, with payment beginning on June 30, 2003.

- **SEAT PAGINE GIALLE/CECCHI GORI**

On June 13, 2002, the Rome Court rejected the complaint filed by Cecchi Gori Group Media Holding and Fin.Ma.Vi. to find the financial statements and related balance sheet at December 31, 2000 of Cecchi Gori Communications - CGC (now Holding Media Communications) null and void and to find the resolutions passed by the Shareholders' Meeting of April 27, 2001 invalid. Cecchi Gori Group Media Holding and Fin.Ma.Vi appealed the decision, re-proposing the complaint in the first degree court.

Pending at this date is i) the case for the annulment of the pledge of the CGC shares to guarantee the proper fulfillment of all the obligations covered by the contract under which, on August 7, 2000, Seat Pagine Gialle acquired control of CGC ii) the case for a declaratory judgement finding the resolution passed by the CGC Extraordinary Shareholders' Meeting invalid and to change the quorum for voting in the Board of Directors' Meeting and the Shareholders' Meeting. In August 2001, Cecchi Gori Group Media Holding and Fin.Ma.Vi. also initiated arbitration proceedings to find for the rescission or the invalidity of the contract for the acquisition of Cecchi Gori Communications dated August 7, 2000, signed between Seat Pagine Gialle and the Cecchi Gori Group, and to sentence Seat Pagine Gialle to return 75% of the share capital of Cecchi Gori Communication or to pay damages for breach of contract.

- **FASTWEB**

On July 11, 2001, Telecom Italia and Fastweb signed the "Contract for access and utilization of civil infrastructures" in compliance with the ruling handed down by the Antitrust Authority, which obliged Telecom Italia to make its civil infrastructures available to competing operators for the supply of interactive and multimedia services, at non-discriminatory terms and prices aligned to costs.

Telecom Italia was subpoenaed on August 29, 2002 to appear before courts in action brought by Fastweb so that the judge could ascertain and state the precise amount of consideration due for the access and the utilization of said infrastructures, eliminating any doubts arising from the interpretation of the clause governing the determination of price.

Telecom Italia asked, by way of a counterclaim, the payment of some euro 46 million as consideration for the services contained in above said contract.

- **FEE CONCERNING ARTICLE 20, PARAGRAPH 2 OF LAW NO. 448 OF DECEMBER 23 1998**

The Ministerial Decree of March 21, 2000 introducing Italian Law No. 448 of December 23, 1998, which, on January 1, 1999, established a new license fee in place of the concession fee was contested by Telecom Italia, Tim, Wind and Omnitel, before the TAR of Lazio and extraordinary appeals were presented by Infostrada and Albacom to the Head of State. Furthermore, with regard to extraordinary appeals presented to the Head of State, asking for the annulment of the above-mentioned decree, the Council of State brought the case before the European Court of Justice, raising the preliminary question of the non-compatibility of the fee with Community regulations relating to telecommunications.

Following the dispute, Telecom Italia and Tim did not proceed to pay the fee for 2000, 2001 and 2002, although the corresponding costs, included interest, were recorded in the financial statements in the pertinent years.

STET HELLAS

In 1996, Mobitel - a company in the Greek Interamerican group (now Demco Reinsurance), and, at that time, the exclusive representative of Stet Hellas - initiated arbitration proceedings to ascertain its right to receive commissions not only on outgoing traffic generated by the subscribers it had signed up, but also on incoming traffic and on that generated by customers in default of payment. It also requested the payment of the corresponding damages in addition to damages generated by the cancellation of the exclusive agency agreement with Stet Hellas.

The latter and Telecom Italia (which took over from Stet International which was already the guarantor of Stet Hellas and, as such, a party to the contracts at one time signed) presented a counterclaim seeking damages suffered as a result of the loss of the acquisition of market share caused by non-fulfillment on the part of Mobitel.

In October 2000, a partial award was ruled which, in principle, agreed with Mobitel's request for recognition of a commission also on Stet Hellas's revenues from incoming traffic; in November 2001, the Board of Arbitration affirmed its jurisdiction over the quantification of the amount of damages, besides its payment. The parties therefore indicated their final claims which can be summarized in damages for some euro 140 million on the part of Mobitel and some euro 890 million on the part of Stet Hellas and Telecom Italia.

NORTEL INVERSORA

In August 2001, a minority shareholder of Nortel filed a complaint summoning the company's appearance before the Civil Court of Buenos Aires to try and reach an agreement (which did not have a positive outcome) over the alleged irregularities in the resolution passed by the Nortel Shareholders' Meeting approving the financial statements for the year ended December 31, 2000.

The same shareholder had previously contested the resolution passed by the Nortel Shareholders' Meeting approving the financial statements at September 30, 2000. In September 2001, the effectiveness of both the aforementioned shareholders' resolutions was suspended by the Buenos Aires Court with a precautionary relief order.

In August 2002, based on complaints filed by the same shareholder, two further hearings were held to attempt reconciliation (which proved inconclusive) regarding the alleged irregularities in the resolution passed by the Nortel Ordinary and Extraordinary Shareholders' Meeting on April 25, 2002, concerning, among other things, the approval of the financial statements at December 31, 2001.

On March 3, 2003, a settlement agreement was reached with the aforesaid minority shareholder in which the same shareholder has agreed to desist from continuing with the pending legal cases against Nortel and its representatives and not to bring other similar actions against Nortel and/or its representatives. The agreement was validated by the Buenos Aires Court on March 5, 2003.

BRASIL TELECOM

There are two cases pending from 2001 brought by Brasil Telecom before the Civil Court of Rio de Janeiro (Brazil), against, respectively, Telecom Italia and Telecom Italia International and against two directors of Brasil Telecom nominated by Telecom Italia International. The suits request compensation for the damages suffered by Brasil Telecom as a result of the acquisition of CRT and the failure to participate in the auction of the SMP licenses.

CHASE MANHATTAN BANK DISPUTE

On April 5, 2002, the magistrate judge of the U.S. District Court for the District of Delaware dismissed the case against Telecom Italia (since it is no longer a direct shareholder of Iridium LLC) begun in June 2000 by Chase Manhattan Bank (now JP Morgan Chase Bank) over the U.S. $800 million loan given to Iridium Operating LLC (a subsidiary of Iridium LLC) in 1998.

The above decision was appealed by Chase, which also decided to sue Iridium Italia S.p.A., a 30%-owned affiliate of Telecom Italia (with the remaining stake divided equally between TIM and Telespazio), and the direct shareholder of Iridium LLC.

TIM PCS IN BRASILE

Following the denial of the request for precautionary measures presented by the local operators, Telesp Celular and BCP, to obtain suspension of the effect of the share transfer of about 18.3% of the capital of Solpart by Telecom Italia International to Techold and to Timepart, as well as the administrative regulations related thereto, BCP brought ordinary action against Anatel, before the Brazilian Federal Court, to obtain the nullification of the assignment of PCS frequencies to the Brazilian subsidiaries of TIM.

BANCOMEXT/ETEC S.A. DISPUTE

By order of August 12, 2002, the Civil Court of Turin issued a cautionary attachment order for all the assets of Etec S.A. (a Cuban affiliated company of Telecom Italia) and Telan (a majority shareholder of Etec S.A., a subsidiary of the Cuban government), also including the receivables from third parties up to the amount of

euro 33 million.
This ruling follows an appeal presented by Banco Nacional de Comercio Exterior ("Bancomext") which claims breach of contract, on the part of Etec S.A. and Telan, concerning alleged obligations for the restitution and guarantee – to date, of an amount of about U.S. $300 million – established in a loan contract stipulated between Etac S.A., Telan, Bancuba (Central Bank of Cuba) and Bancomext. Notice of the attachment was successively served to Telecom Italia, TIM, Intesa BCI and Deutsche Telecom, which were ordered to suspend any payment to Etec S.A., up to euro 33 million.
TIM has already made a negative statement as third party pursuant to art. 547 of the Italian Civil Code.
Telecom Italia, on February 6, 2003, again pursuant to art. 547 of the Italian Civil Code, made a positive statement as third party.

- **TELEQUE COMMUNICATIONS S.P.A.**
Under the summons of November 6, 2002, Teleque Communications S.p.A., a company operating in the sector of prepaid telephone cards for international telephone services, has brought suit to summon Telecom Italia before the Rome Court of Appeals to find for alleged unfair trade practices and to obtain damages quantifiable in euro 65 million. Teleque Communications claims that Telecom Italia acquired a competitive advantage by adding, for the supply of its interconnecting services, additional costs which, vice-versa, would not have been charged to Telecom Italia's final customers of prepaid international services.

- **EXPENSE COMPENSATION TO THE MINISTRY OF DEFENSE FOR THE LIBERATION OF THE 900 BAND FREQUENCY**
The Ministry of Defense and the Ministry of Communications, with the regulations formalized in 2001, have quantified the expenses to liberate the frequency band in question, charging such expenses mainly to TIM as the licenseholder of the TAC mobile service. The liberation of the band in question, instead, was aimed at amplifying the frequency resources to be destined to GSM and, as such, to be allocated among all the beneficiary operators.
Maintaining that such judgements are not legal, since they are based upon an incorrect interpretation of Ministerial Decree 113/98 which governs the matter, said judgements have been contested before the TAR of Lazio, asking for their annulment.

- **DISPUTE CONCERNING RESOLUTION 399/02**
On March 3, 2003, the National Regulatory Agency and Wind were notified of the appeal presented to the TAR against Resolution 399/02/CONS regarding the "Current cost accounting guidelines for notified operations of wireline and wireless networks" which constitutes the presupposition for establishing the prices to be applied to operators which ask to use of the network.
Telecom Italia has contested the part of the resolution in which the National Regulatory Agency establishes that the current cost method, adopted to replace the historical cost method, should not be applied equally to the copper network, that is, the so-called "access network", for which the National Regulatory Agency has reserved the right to make future judgement and with reference to which it should continue, therefore, to apply the historical cost method.

INTERBUSINESS SERVICES

As required by the Antitrust Authority, the accounting principles used to determine the economic values for Interbusiness services are described below. These accounting principles have been audited starting from the year 1996.
In 2002, this examination was performed by the firm of Reconta Ernst & Young S.p.A..

- ***Revenues*** are stated at market prices for competitive services and at rates established by law for services granted by license and are recorded on the accrual basis. In the case of services provided that imply the use of dedicated access lines by the final customer, the revenues also include the income from leasing such lines (valued on the basis of the rates defined in the ministerial decrees), with the consequent recognition of the same amount in costs.

- ***Direct costs***

- *labor costs* represent the cost of personnel who worked to provide such services; the cost includes salary and wages, social security costs, provisions for employee termination indemnities and other sundry costs recorded on the basis of the number of persons in the dedicated operating structures and using cost accounting standards;
- *network utilization costs* include the cost to use the regulated carrier services (usually direct connections) and the cost to use the carrier products/services offered in a competitive environment; they are therefore valued, respectively, using the rates established by law and the rates applied to all third-party customers, the same as that which occurs in the cost structure of other carriers in the sector;
- *other direct costs* refer to direct costs (advertising, marketing, service connection, operating and maintenance, etc.) and indirect costs (corporate structure costs supporting the operating lines) valued using cost accounting standards and applying specific allocation methods.

- *Depreciation:* of fixed assets directly employed in providing the services in question are determined on the basis of the estimated useful lives of the assets of Telecom Italia.

The economic results of the interbusiness services are reported as follows:

(thousands of euro)	2002 (a)	2001 (b)	Change (a-b) amount	%
Revenues	70,157	88,913	(18,756)	(21.1)
Costs	(56,286)	(80,810)	24,524	(30.3)
Of which:				
Labor cost	(2,871)	(5,920)	3,049	(51.5)
Network utilization costs	(36,023)	(44,878)	8,855	(19.7)
Other costs	(17,392)	(30,012)	12,620	(42.0)
Gross operating profit	13,871	8,103	5,768	71.2
Depreciation and amortization	(17,696)	(18,439)	743	(4.0)
Operating loss	(3,825)	(10,336)	6,511	n.s.

The results for 2002 show an operating loss of euro 3.8 million compared to a loss of euro 10.3 million in 2001. Such result is due to the combined effect of the reduction in revenues that was more than offset by the reduction in costs. The impact on revenues (-21.1%) is mainly on account of a decline in customers who switched to other alternative plans. The reduction of resources absorbed by the service is due to a decline in the clientele and, in some cases, a reduction in the unit cost; in total, therefore, costs decreased by 30.3%. Depreciation and amortization show a reduction of 4.0%.

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2002 OF TELECOM ITALIA GROUP

CONSOLIDATED BALANCE SHEETS		12/31/2002		12/31/2001
ASSETS				
(in millions of euro)				
RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS				
. PORTION CALLED IN		=		=
. PORTION NOT CALLED IN		4		1
TOTAL RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS		4		1
INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS				
. INTANGIBLE ASSETS				
Start-up and expansion costs		73		104
Industrial patents and intellectual property rights		1,256		1,274
Concession, licenses, trademarks and similar rights		3,995		4,452
Goodwill		15		47
Consolidation difference		6,597		9,094
Work in progress and advances to suppliers		831		874
Other intangibles		285		352
TOTAL INTANGIBLE ASSETS		13,052		16,197
. FIXED ASSETS				
Land and buildings		2,145		2,877
Plant and machinery		14,933		16,649
Manufacturing and distribution equipment		49		73
Other fixed assets		677		731
Construction in progress and advances to suppliers		1,487		1,427
TOTAL FIXED ASSETS		19,291		21,757
. LONG-TERM INVESTMENTS				
Equity investments in:				
unconsolidated subsidiaries		18		18
affiliated companies		2,051		4,764
other companies		217		145
Total equity investments		2,286		4,927
Advances on future capital contributions		=		1,659
Accounts receivable:	(*)		(*)	
unconsolidated subsidiaries	5	5	2	2
affiliated companies	2	435	=	117
other receivables	55	215	80	273
Total accounts receivable	62	655	82	392
Other securities		15		86
Treasury stock (total par value of euro 28 million at 12/31/2002)		287		=
TOTAL LONG-TERM INVESTMENTS		3,243		7,064
TOTAL INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS		35,586		45,018
CURRENT ASSETS				
. INVENTORIES				
Raw materials and supplies		19		22
Work in progress and semifinished goods		8		6
Contract work in process		179		352
Finished goods and merchandise:				
finished goods	2		2	
merchandise	202	204	253	255
Advances to suppliers		1		1
TOTAL INVENTORIES		411		636
. ACCOUNTS RECEIVABLE	(* *)		(* *)	
Trade accounts receivable	1	7,901	3	7,904
Accounts receivable from unconsolidated subsidiaries	=	41	=	31
Accounts receivable from affiliated companies	=	213	=	567
Accounts receivable from parent companies	=	2	=	1
Other receivables	1,221	6,236	478	4,524
TOTAL ACCOUNTS RECEIVABLE	1,222	14,393	481	13,027
. SHORT-TERM FINANCIAL ASSETS				
Equity investments in unconsolidated subsidiaries		170		247
Other equity investments		1		9
Other securities		278		1,935
Receivables for sales of securities		55		3
TOTAL SHORT-TERM FINANCIAL ASSETS		504		2,194
. LIQUID ASSETS				
Bank and postal accounts		1,251		757
Cash and valuables on hand		4		5
TOTAL LIQUID ASSETS		1,255		762
TOTAL CURRENT ASSETS		16,563		16,619
ACCRUED INCOME AND PREPAID EXPENSES				
Issue discounts and similar charges		108		94
Accrued income and other prepaid expenses		525		938
TOTAL ACCRUED INCOME AND PREPAID EXPENSES		633		1,032
TOTAL ASSETS		52,786		62,670

(*) Amounts due within one year.

(* *) Amounts due beyond one year.

CONSOLIDATED BALANCE SHEETS		12/31/2002		12/31/2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
(in millions of euro)				
SHAREHOLDERS' EQUITY				
PARENT COMPANY INTEREST IN:				
. SHARE CAPITAL		4,024		4,023
. RESERVE FOR TREASURY STOCK		287		=
. RESERVES AND RETAINED EARNINGS		5,060		11,567
. NET LOSS		(322)		(2,068)
TOTAL PARENT COMPANY INTEREST		9,049		13,522
MINORITY INTEREST IN:				
. SHARE CAPITAL, RESERVES AND RETAINED EARNING		3,159		5,377
. NET INCOME		619		410
TOTAL MINORITY INTEREST		3,778		5,787
TOTAL SHAREHOLDERS' EQUITY		12,827		19,309
RESERVES FOR RISKS AND CHARGES				
Reserve for pension and similar obligation		32		49
Reserve for taxes				
for taxes		198		154
for deferred taxes		34		35
Total reserve for taxes		232		189
Other reserves		4,950		2,815
TOTAL RESERVES FOR RISKS AND CHARGES		5,214		3,053
RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES		1,305		1,350
	(* *)		(* *)	
LIABILITIES				
Debentures	10,511	10,624	8,003	8,183
Convertible debentures	1,964	1,964	2,500	2,500
Due to banks	1,803	5,028	3,340	10,235
Due to other lenders	644	1,419	1,186	2,163
Advances	=	263	=	388
Trade accounts payable	13	5,477	155	6,226
Notes payable	=	241	221	221
Accounts payable to unconsolidated subsidiaries	=	16	=	25
Accounts payable to affiliated companies	24	645	474	902
Accounts payable to parent companies	=	296	=	1
Taxes payables	20	597	82	922
Contributions to pension and social security institutions	535	784	598	865
Other liabilities	50	4,516	178	4,851
TOTAL LIABILITIES	15,564	31,870	16,737	37,482
ACCRUED EXPENSES AND DEFERRED INCOME		1,570		1,476
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		52,786		62,670

(* *) Amounts due beyond one year.

MEMORANDUM ACCOUNTS	12/31/2002	12/31/2001
(in millions of euro)		
GUARANTEES PROVIDED		
Sureties:		
on behalf of unconsolidated subsidiaries	5	20
on behalf of affiliated companies	783	1,041
on behalf of others	231	213
Total sureties	1,019	1,274
Endorsements:		
on behalf of others	=	=
Other guarantees:		
on behalf of unconsolidated subsidiaries	=	3
on behalf of affiliated companies	10	50
on behalf of others	84	95
Total other guarantees	94	148
TOTAL GUARANTEES PROVIDED	1,113	1,422
COLLATERAL PROVIDED		
For obligations of others, of affiliated companies	110	147
For own obligations, not including liabilities	1	16
TOTAL COLLATERAL PROVIDED	111	163
PURCHASES AND SALES COMMITMENTS	3,077	5,369
OTHER MEMORANDUM ACCOUNTS	88	287
TOTAL MEMORANDUM ACCOUNTS	4,389	7,241

CONSOLIDATED STATEMENTS OF INCOME	2002	2001
(in millions of euro)		
PRODUCTION VALUE		
Sales and service revenues	30,400	30,818
Changes in inventories of work in progress, semifinished and finished goods	2	=
Changes in inventory of contract work in process	(42)	(115)
Increases in capitalized internal construction costs	675	581
Other revenue and income:		
operating grants	19	24
other	460	393
Total other revenue and income	479	417
TOTAL PRODUCTION VALUE	**31,514**	**31,701**
PRODUCTION COST		
Raw materials, supplies and merchandise	(1,579)	(1,767)
Semifinished and finished goods	(200)	(205)
Services	(9,229)	(9,552)
Use of property not owned	(1,145)	(1,069)
Personnel:		
wages and salaries	(3,272)	(3,355)
social security contributions	(970)	(993)
termination indemnities	(208)	(211)
other costs	(90)	(107)
Total personnel cost	(4,540)	(4,666)
Amortization, depreciation and writedowns		
amortization of intangible assets	(2,094)	(2,241)
depreciation of fixed assets	(3,783)	(4,034)
other writedowns of intangibles and fixed assets	(57)	(16)
writedowns of receivables included in current assets and liquid assets	(542)	(439)
Total amortization, depreciation and writedowns	(6,476)	(6,730)
Changes in inventory of raw materials, supplies and merchandise	12	57
Provisions for risks	(109)	(189)
Other provisions	(44)	(89)
Miscellaneous operating costs	(823)	(817)
TOTAL PRODUCTION COST	**(24,133)**	**(25,027)**
OPERATING INCOME	**7,381**	**6,674**
FINANCIAL INCOME AND EXPENSE		
Income from equity investments:		
dividends from unconsolidated subsidiaries	16	9
dividends from other companies	=	8
other income from equity investments	2	137
Total income from equity investments	18	154
Other financial income from:		
accounts receivable included in long-term investments		
affiliated companies	1	7
other	16	16
Total accounts receivable included in long-term investments	17	23
securities, other than equity investments, included in long-term investments	4	3
securities, other than equity investments, included in current assets	90	135
other income		
interest and fees from unconsolidated subsidiaries	1	1
interest and fees from affiliated companies	12	16
interest and fees from others and miscellaneous income	1,094	744
Total other income	1,107	761
Total other financial income	1,214	919
Interest and other financial expense:		
interest and fees paid to affiliated companies	(23)	(31)
interest and fees paid to others and miscellaneous expense	(2,694)	(3,044)
Total interest and other financial expense	(2,717)	(3,075)
TOTAL FINANCIAL INCOME AND EXPENSE	**(1,485)**	**(2,002)**

CONSOLIDATED STATEMENTS OF INCOME (continued)	YEAR 2002	YEAR 2001
(in millions of euro)		
VALUE ADJUSTMENTS TO FINANCIAL ASSETS		
Upward adjustments of		
equity investments	121	167
Total upward adjustments	121	167
Writedowns of		
equity investments	(668)	(1,933)
long-term investments, other than equity investments	(40)	(49)
securities, other than equity investments, included in current assets	(95)	(141)
Total writedowns	(803)	(2,123)
TOTAL VALUE ADJUSTMENTS	**(682)**	**(1,956)**
EXTRAORDINARY INCOME AND EXPENSE		
Income		
gains on disposals	2,413	392
miscellaneous	401	460
Total income	2,814	852
Expense		
losses on disposals	(173)	(46)
prior years' taxes	(6)	(5)
provisions and writedowns of equity investments	(6,552)	(2,984)
miscellaneous	(1,720)	(1,269)
Total expense	(8,451)	(4,304)
TOTAL EXTRAORDINARY ITEMS	**(5,637)**	**(3,452)**
LOSS BEFORE TAXES	**(423)**	**(736)**
Income taxes		
current taxes	(1,451)	(1,186)
deferred taxes	2,167	261
Total income taxes	716	(925)
NET INCOME (LOSS) BEFORE MINORITY INTEREST	**293**	**(1,661)**
Minority interest	(619)	(410)
NET LOSS	**(326)**	**(2,071)**

Notes to consolidated financial statements

The consolidated financial statements have been prepared in accordance with the provisions of the Italian Civil Code and are also accompanied by the Report on the Group's operations together with the Report on Telecom Italia. At December 31, 2002, a 54.94% stake is held in Telecom Italia by Olivetti S.p.A..
Reclassifications made to certain captions of the consolidated financial statements have also been made to the consolidated financial statements at December 31, 2001 for purposes of comparison.
The consolidated statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these Notes to consolidated financial statements pursuant to Article 29, paragraph 3 of Legislative Decree No. 127/1991.
The scope and principles of consolidation, the summary of significant accounting policies, along with the composition and changes in the individual components of the consolidated financial statements are set out below.

SCOPE OF CONSOLIDATION

The scope of the consolidation at December 31, 2002, which was affected by the far-reaching reorganization of the Business Units compared to December 31, 2001, includes the Italian and foreign companies listed in Annex 5, in which the Telecom Italia holds a majority of voting rights, and all other companies in which it exercises a dominant influence.

The companies in which Telecom Italia holds between a 20% and 50% investment in share capital, with voting rights, including jointly controlled companies and companies in which a significant influence is exercised, have been accounted for using the equity method.

The following changes have taken place in the scope of consolidation since December 31, 2001:

a) added to the scope of consolidation:
   - for *Domestic Wireline*: Mediterranean Nautilus Telekomunikasyon Hizmetleri Ticaret Anonim Sirketi, Latin American Nautilus Saint Croix, Latin American Nautilus Colombia Limitada and Latin American Nautilus Bolivia;
   - for *Mobile*: Timnet Usa, Starcel and Blu;
   - for *IT Market*: Agrisian;
   - for *IT Group*: Webegg group and Teco Soft Argentina;
   - for *Other Activities*: EMSA Servizi Immobiliari, IN.TEL.AUDIT, Epiclink and Netesi.

b) eliminated from the scope of consolidation:
   - for *Domestic Wireline*: Euro Datacom, TMI Italy-Canada and TMI do Brasil;
   - for *Mobile*: Autel;
   - for *Internet and Media*: Data House Group and certain minor companies in the Internet Business Area;
   - for *IT Market*: Consiel, Sogei;
   - for *IT Group*: Teco Soft Espana;
   - for *Other Activities*: Telespazio group, Emsa, Immsi, Telimm, Trainet, 9Telecom group, Indian Telecommunication Holding, Telecom Italia de Espana and Telecom Italia GmbH.

c) merged:
   - for *Mobile*: Blu in TIM, Telepolis in Stet Hellas, and Tim Celular Centro Sul and Portale Rio Norte in Tim Celular (ex Portale Sao Paulo);
   - for *Internet and Media:* H.M.C. Broadcasting and H.M.C. Produzioni in TV Internazionale;
   - for *IT Group*: Sibisiel in Netsiel; Sodalia, Telesoft, Saritel and Netsiel in IT Telecom;
   - for *Other Activities*: Softe, Sogerim, Huit II and TI Media in Telecom Italia Finance (ex TI Web).

Telecom Italia S.p.A. also conferred the "International Wholesale Services" business segment to Telecom Italia Sparkle S.p.A. (ex TMI Telemedia International Italia S.p.A.) and the "Training" business to Telecom Italia Learning Services S.p.A..
At December 31, 2002, Telecom Italia's subsidiaries and affiliates listed in Annexes 5 to 7, were categorized as follows:

	Subsidiaries			Affiliates			Total
	Italy	Abroad	Total	Italy	Abroad	Total	
Companies:							
• consolidated line-by-line	80	155	235				235
• valued by the equity method	2	7	9	32	38	70	79
• valued at cost	31	16	47	20	7	27	74
Total companies	**113**	**178**	**291**	**52**	**45**	**97**	**388**

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements used in consolidation are those of each consolidated company at December 31, 2002, approved by the respective boards, and adjusted where necessary to conform to the accounting policies adopted by the Parent Company, Telecom Italia.
The financial statements expressed in foreign currency have been translated into euro by applying the average annual exchange rate to the individual items of the statement of income and the year-end exchange rate to the items of the balance sheet.
The difference arising from the translation of beginning shareholders' equity and the net result for the year at the year-end exchange rate is recorded in the reserves under consolidated shareholders' equity.
For the consolidated subsidiaries and affiliates which use inflation accounting to eliminate distorting effects on the results for the year, the statements of income have been translated at the year-end exchange rates instead of at the average rates. The companies in the Group which apply inflation accounting principles are Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.r.l. (Romania), IS Tim Telekomunikasyon Hizmetleri A.S. (Turkey) and Teco Soft Argentina (Argentina).

The exchange rates used are those presented in "Other information".

All subsidiaries included in the scope of consolidation have been consolidated using the line-by-line method, which can be summarized as follows:

a) assumption of the total amount of assets, liabilities, revenues and expenses, regardless of the interest held, separately showing the minority interest in shareholders' equity and net income;
b) the difference arising from the elimination of the carrying value of an investment in a company included in the scope of consolidation against the underlying share of the shareholders' equity at the date of acquisition is allocated, where possible, to the assets and liabilities of the company. Any residual amount is treated as follows:
    - if positive, it is recorded in "consolidation difference" under "intangible assets" and is amortized on the straight-line method over the estimated time required to recover the amount and, in any case, not more than a period of 15 years;
    - if negative, it is recorded in shareholders' equity as "consolidation reserve", or, when the amount is due to expectations of unfavorable financial results, to "consolidation reserve for future risks and charges";
c) elimination of receivables and payables, as well as expenses and revenues among consolidated companies;
d) elimination of profit included in fixed assets and intangible assets which stem from intra-Group purchases of goods and services at market prices. The portion of intra-Group revenues referring to the above goods and services has been reclassified, net of intra-Group profit, to the item "increase in capitalized internal construction costs".

Provisions and value adjustments made by individual consolidated companies exclusively for the purpose of securing tax benefits allowed by law have also been eliminated from the consolidated financial statements.

ACCOUNTING POLICIES

The accounting policies adopted in preparing the consolidated financial statements conform to the law and have been applied on a basis consistent with the prior year.
The accounting policies are set out below:

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized systematically over their estimated period of benefit, as follows:

Licenses, trademarks and similar rights	Contract term
Goodwill	Years expected to be benefited
Software	Generally 3 years
Leasehold improvements	Lease period

Capitalized software costs only represent costs for the development of new software or improvements to software for the introduction of new features. The Group applies the same principle to website development costs and software development costs for internal use. All costs for software maintenance, for software development of new features that are not introduced and for the preliminary stages of software development are expensed in the statement of income in the year incurred.

Fixed assets

Fixed assets are recorded at acquisition or production cost, including incidental purchase costs and expenses directly attributable to construction. They are depreciated on the straight-line method over their estimated useful lives or possibility of utilization. They include inflation adjustments required or allowed by specific laws in the countries in which the fixed assets are located.
Construction in progress is stated at the amount of direct costs incurred. Ordinary maintenance is expensed in the statement of income in the year incurred. The elimination, disposal or sale of fixed assets is recorded in the financial statements by eliminating the cost and accumulated depreciation from the balance sheet and booking the related gain or loss in the statement of income.

Equity investments

Equity investments considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.
Long-term equity investments in unconsolidated subsidiaries and affiliates are generally valued by the equity method; positive differences arising upon acquisition, between the carrying value of the investments in said companies and the underlying share of net equity at current values, are included in the value of the investments and amortized on the straight-line method over their expected period of recoverability and, in any case, for a period not exceeding 15 years. Such amortization is charged to the statement of income in "value adjustments to financial assets" under writedowns of equity investments.
Other long-term investments in unconsolidated companies are recorded at acquisition or subscription cost, including incidental costs, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.
In the case of a permanent impairment, the value of such investments is written down and the impairment in value in excess of the corresponding carrying value is recorded in "reserves for risks and charges".
Contracts for the loan of securities are represented in the financial statements as two functionally related transactions: a loan and a "repurchase transaction" on the securities with the obligation of the borrower to resell them at maturity. Accordingly, "Other receivables" and "Other liabilities" include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract (market price of stock at the date of delivery of the securities).
Equity investments included under current assets, consisting mainly of shares of consolidated listed companies purchased for trading purposes, are stated at the lower of cost and realizable value, based on the year-end stock market prices.

Writedown of long-term assets

Long-term assets (intangibles, including goodwill, fixed assets and equity investments) are written down when there is a permanent impairment to below their net book value. The lower value is not maintained in subsequent financial statements whenever the reasons for the adjustment no longer apply. The Group periodically evaluates its long-term assets for any permanent impairments in value. The writedown is recorded when the recoverable value of the asset is below the net book value and, in this case, the amount of the writedown is given by the difference between the two amounts, as stated in Article 2426, paragraph 1, paragraph 3 of the Italian Civil Code.

Other securities (other than equity investments)

Securities that the company intends to hold to maturity are included among long-term investments; those bought for trading purposes are listed under short-term financial assets.
Securities held as long-term investments are valued at cost, adjusted by any permanent impairment in value.
Securities included in current assets are valued at the lower of cost of acquisition and realizable value based on market prices.
Writedowns of securities will be reversed in subsequent years, if the underlying assumptions are no longer correct.
Securities acquired under "repurchase agreements", for which the obligation exists to resell them at maturity, are included at purchase cost in receivables under short-term financial assets. The difference between the sales price and the purchase price is allocated to income as it accrues with a contra-entry to accrued income/expense in the balance sheet.

Inventories

Inventories are valued at the lower of purchase or production cost and market.
The methods mainly used in computing cost are the following:
- raw materials and finished goods: LIFO with annual adjustments;
- merchandise: weighted average;
- work in progress and semifinished goods: production cost;
- contract work in process:
  - contracts covering less than 12 months: industrial cost;
  - contracts covering more than one year: at estimated revenues using the percentage of completion method.

In determining the value of contract work in process, anticipated losses upon completion and any other risks are also taken into account. Inventories of raw materials, finished goods and merchandise which exceed foreseeable manufacturing requirements or have become obsolete are written down to their estimated realizable value.

Accounts receivable and liabilities

Receivables are stated at estimated realizable value and classified under long-term investments or current assets. Estimated realizable value is based upon an analysis of receivables at year-end. Uncollectible receivables are accounted for in the year they are identified. Liabilities are shown at their nominal value.

Transactions in foreign currency

Monetary assets and liabilities are accounted for at the exchange rate as of the transaction date and updated to the exchange rates prevailing at year-end, taking into account hedging contracts. Unrealized positive and negative differences arising from recording foreign currency assets and liabilities at the exchange rates at the transaction date and at year-end date are recorded in the statement of income, respectively, in "financial income" and "financial expense".

Accruals and deferrals

These items are recorded on the accrual basis.

Reserves for risks and charges

"For taxes": this reserve includes prudent provisions for estimated tax charges, including any surtaxes and late payment interest, on positions not yet agreed or in dispute.

"For deferred taxes": this reserve includes deferred taxes calculated as described in the note on income taxes.

"Other reserves" relate primarily to provisions to cover risks and charges for losses or liabilities of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the available data.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws and collective bargaining agreements and includes the liability matured at the end of the year in favor of all personnel employed by the Italian consolidated companies, net of advances paid.

Employee benefit obligations under Law No. 58/1992

Employee benefit obligations, as required by Law No. 58/1992, are accounted for on a cash basis, as described in the notes to financial statements of Telecom Italia. The remaining liability for such obligations, payable in fifteen deferred annual installments on the basis of the statement updated to December 31, 2002 by the National Social Security Institute (INPS) and according to its interpretation, amounts to euro 1,227 million, divided as follows:

a) euro 859 million for the principal amount (except for the portion attributable to former Iritel employees);
b) euro 368 million for accrued interest.

As regards pre-amortization interest and the related accrued interest, as described in the notes of Telecom Italia, the dispute with INPS was won by Telecom Italia and the ensuing credit of euro 131 million has been completely offset against the payment of the regular expense installments.

The consolidated balance sheet also includes euro 595 million due to INPS for the residual liability relating to the estimate for the employees of the former State Company for Telephone Services (ASST) made by the special Ministerial Commission established under Law No. 58/1992, upon the contribution of the assets of the Post and Telecommunications Administration to Iritel.
The employee benefit obligations to guarantee uniform insurance status recorded in the consolidated statement of income for the year 2002 (under "extraordinary expense") amount to euro 155 million inclusive of accrued and pre-amortization interest.

Grants

Both operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures. Such grants are not subject to restrictions regarding their use and are not subject to reimbursement.

Specifically, capital grants are recorded in deferred income and recognized in future years in the statement of income in relation to the amount of depreciation taken on the underlying assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis.

In particular, revenue are recognized in the consolidated statement of income as follows:

a) telecommunications services (wireline and mobile): in the year in which the services are rendered; in particular, traffic revenues are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production costs. Certain services deriving from wireline and mobile telephony are invoiced in advance and recognized as revenues when they are used. The revenues deriving from other telecommunications services, principally those related to network access, long-distance calls and the use of local and wireless networks, are recognized in the statement of income on the basis of the minutes of traffic used or on the basis of fixed rates by contract. The revenues deriving from installations or activations are recognized in the statement of income at the date of installation or activation. The revenues and costs relating to sales of wireless equipment and related accessories are recognized in the statement of income at the time of delivery and acceptance on the part of the customers in that these revenues are considered separate from the revenues deriving from the use of wireless services;

b) information technology and innovative network services, other activities: to the extent to which the related services were carried out during the fiscal year.

c) revenues from the segments Internet and Media, which principally derive from advertising and publishing, the sale of office and similar products and internet access (including related services) are recognized in the statement of income as follows: i) the revenues from advertising and publishing sales are recognized in the income statement on the basis of the date of publication which corresponds to the date the telephone directories are printed and distributed ii) revenues from advertising sales from on-line services are recognized in revenues when the advertising appears on the website iii) revenues from TV advertising are recognized when the advertising is broadcast and iv) the sales of office and similar products are recognized in revenues when passage of title takes place, usually upon delivery of the products.

Provisions for returns and other sales-related provisions are recorded in the year of the relative sales. Revenues for internet access and related services, mainly subscriber revenues, are recognized in the period in which the subscription is in effect, using the straight-line method.

Leased assets

Assets covered by finance lease contracts with a purchase option are recorded in fixed assets and depreciated from the date of the lease contract using rates consistent with those used for similarly owned assets. At the same time, a liability is recorded for the same amount, adjusted by the principal lease payments. The statement of income is charged for the financial expenses for the period and the depreciation charge on the assets acquired in leasing.

Income taxes

Current income taxes are computed on the basis of a realistic estimate of the income tax charge according to the tax laws of the country; the related income tax payable is shown net of payments on account, withholding taxes and tax credits in "income taxes payable". Any net receivable position is shown in "other receivables". Deferred income taxes are calculated in the financial statements of the individual consolidated companies on the basis of the temporary differences between the value attributed to the assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes, as well as on the consolidation adjustments in the consolidated financial statements. Deferred tax assets, including benefits from tax loss carryforwards, are booked in "other receivables" in current assets. The tax benefit relating to tax loss carryforwards is recorded only when there is reasonable certainty of recovery.

Deferred tax assets and liabilities are offset, whenever the assumptions for doing so exist. Deferred taxes on the reserves and funds in abeyance of taxation carried by the consolidated companies or the companies accounted for using the equity method are book if such reserves will be distributed or, in any case, utilized and their distribution or utilization gives rise to a tax charge.

Capitalization of interest

Interest on construction projects is capitalized only when loans have been taken out that can be specifically attributed to the project.

Memorandum accounts

"Collateral and guarantees provided" are recorded for an amount equal to the guarantee provided; those in foreign currencies are translated at year-end exchange rates.
"Purchases and sales commitments" are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal "operating cycle".

Derivative financial instruments

Derivative financial instruments are used by the Group to hedge exposure on interest rate and exchange rate risks. They are valued consistently with the underlying asset and liability positions and any net expenses connected with each single transaction are recognized in the statement of income.
For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in "financial income and expense" based on the accrual principle.
For financial instruments used to hedge exchange rate risks, the cost (or "financial component" calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in "financial income and expense" based on the accrual principle.

Receivables transactions

o Securitization
As a result of the sale of receivables (securitization) to TI Securitization Vehicle S.r.l., such receivables are reversed from the balance sheet and the difference between the carrying value of the receivables sold and consideration received on the sale (including the deferred consideration provided on the deferred purchase price) is charged on the accrual basis to the statement of income in "miscellaneous operating costs". All expenses incurred for the securitization program are recorded in "costs for services".
The securities issued under the securitization program are not recorded in the balance sheet of the Group since these represent legal obligations of TI Securitization Vehicle S.r.l.
The program for the securitization of trade accounts receivable generated by the services rendered to the clientele of Telecom Italia Domestic Wireline (*TIDW*) begun during 2001 has continued into 2002. Reference should be made to the 2001 annual report for a description of the program.
In 2002, the total amount of trade accounts receivable sold under the securitization program was equal to euro 9 billion and referred to Telecom Italia's receivables from residential customers. At December 31, 2002, receivables sold amounted to euro 849 million (of which euro 757 was not yet due).
The securitization transaction led to an improvement in net financial debt of euro 826 million at December 31, 2002.
At December 31, 2002, Telecom Italia showed financial payables of euro 165 million due to TI Securitisation Vehicle for the investment of excess temporary liquid resources by the latter in Telecom Italia.

o Factoring
In 2002, Telecom Italia, Seat Pagine Gialle and TIM sold trade accounts receivables without recourse for a total of euro 3,843 million.
These factoring transactions led to a reduction in net financial debt at December 31, 2002 of euro 212 million.

CONSOLIDATED BALANCE SHEETS

ASSETS

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS

INTANGIBLE ASSETS — euro 13,052 million

(euro 16,197 million at December 31, 2001)

Intangible assets decreased by euro 3,145 million compared to December 31, 2001. A breakdown of the composition and the changes in this account are provided below:

(in millions of euro)	12/31/2001	Additions	Amortization	Other changes	12/31/2002
Start-up and expansion costs	104	14	(37)	(8)	73
Industrial patents and intellectual property rights	1,274	578	(1,007)	411	1,256
Concessions, licenses, trademarks and similar rights	4,452	117	(107)	(467)	3,995
Goodwill	47	3	(8)	(27)	15
Consolidation difference	9,094	369	(844)	(2,022)	6,597
Work in progress and advances to suppliers	874	816		(859)	831
Other intangibles	352	56	(91)	(32)	285
Total	**16,197**	**1,953**	**(2,094)**	**(3,004)**	**13,052**

The other changes include writedowns for euro 2,004 million and translation adjustments, for euro 933 million, referred to foreign companies, in particular South American.

Start-up and expansion costs

Start-up and expansion costs referred primarily to registration fees paid when consolidated companies were established or when their capital was increased.

Industrial patents and intellectual property rights

Industrial patents and intellectual property rights consisted mainly of applications software either owned outright or acquired under a license for an unspecified period of time.

Concessions, licenses, trademarks and similar rights

Concessions, licenses, trademarks and similar rights decreased by euro 457 million mainly as a result of the variation in the exchange rates of South American countries (-euro 650 million). They refer to the Mobile BU for euro 3,446 million, principally for the residual cost on UMTS and PCS licenses (of which euro 2,417 million relates to TIM), and to other Telecom Italia Group companies for euro 549 million, mainly Indefeasible Rights Of Use - IRU.

Consolidation difference

The consolidation difference decreased by euro 2,497 million from the end of 2001 mainly due to the amortization taken during the year (euro 844 million), the writedown of residual goodwill of 9Telecom relating to the subsidiary JetMultimedia (euro 134 million), the goodwill relating to the companies Seat Pagine Gialle (euro 1,544 million), Blu (euro 103 million), Corporacion Digitel (euro 75 million) and other minor companies (euro 47 million) and the negative performance of the Brazilian real and the Chilean peso (euro 84 million) in respect of the goodwill in those currencies.

Additions during the year mainly referred to the purchase of Blu by Tim (euro 103 million) and Netesi and Epiclink by Telecom Italia (euro 67 million), the increase in the stake in Webegg (euro 24 million) by ITTEL and in Stet Hellas (euro 66 million) and in Digitel (euro 27 million) by Tim International.

The remaining amount of euro 6,597 million mainly referred to:

(in millions of euro)	12/31/2002
Seat Pagine Gialle	3,780
TIM	748
Entel Chile	739
Corporacion Digitel	266
TDL Infomedia	252
Holding Media e Comunicazione	163
Other companies	649
Total	**6,597**

Work in progress and advances to suppliers
Work in progress and advances to suppliers decreased by euro 43 million, compared to December 31, 2001, and represented the difference between the capitalization of costs incurred mainly by Telecom Italia for software development projects in progress and the projects which came into use during the year.

Other intangibles
Other intangibles, totaling euro 285 million (euro 352 million at December 31, 2001) mainly referred to leasehold improvements.

FIXED ASSETS **euro 19,291 million**
(euro 21,757 million at December 31, 2001)

Fixed assets decreased by euro 2,466 million compared to the end of 2001. They are shown net of accumulated depreciation and writedowns and have been adjusted to eliminate intra-Group profits generated by purchases of internally produced goods and services by the Group. An analysis of fixed assets is provided in the following table:

(in millions of euro)

	Owned assets			Leased assets			12/31/2002 Total	12/31/2001 Net book value
	Gross value	Accumulated depreciation	Total	Gross value	Accumulated depreciation	Total		
Land and buildings	2,998	(1,305)	1,693	565	(113)	452	2,145	2,877
Plant and machinery	56,644	(41,716)	14,928	22	(17)	5	14,933	16,649
Manufacturing and distribution equipment	955	(906)	49	2	(2)		49	73
Other fixed assets	1,987	(1,365)	622	82	(27)	55	677	731
Construction in progress and advances to suppliers	1,462		1,462	25		25	1,487	1,427
Total	**64,046**	**(45,292)**	**18,754**	**696**	**(159)**	**537**	**19,291**	**21,757**

The gross value of fixed assets included euro 1,167 million of monetary revaluations made by the Italian companies. Accumulated depreciation covered 71.9% of gross fixed assets, compared to 70.4% at the end of last year.
Certain fixed assets leased by Telecom Italia and other Group companies were purchased in January 2003, before the expiration date.

A summary of the changes in fixed assets during the year is shown in the following table:

(in millions of euro)	2002	2001
At January 1	**21,757**	**20,721**
- Additions	3,258	4,254
- Disposals and contributions	(533)	(172)
- Depreciation for the year	(3,783)	(4,034)
- Writedowns	(88)	(11)
- Change in the scope of consolidation	(313)	1,345
- Translation adjustment and other	(1,007)	(346)
At December 31	**19,291**	**21,757**

Translation adjustments equal to euro 1,154 million referred to the Mobile BU for euro 674 million, the Entel Chile group for euro 305 million, the Entel Bolivia group for euro 111 million and other minor companies (euro 64 million).

Additions for the year amounted to euro 3,258 million (euro 4,254 million in 2001), with a decrease of euro 996 million compared to 2001. Details by Business Unit are as follows:

(in millions of euro)	2002	2001
Domestic Wireline	1,828	1,949
Mobile	1,075	1,547
South America	201	351
Internet and Media	28	82
IT Market	12	19
IT Group	85	111
	3,229	**4,059**
Other operations and intra-Group eliminations	29	195
Total	**3,258**	**4,254**

LONG-TERM INVESTMENTS **euro 3,243 million**

(euro 7,064 million at December 31, 2001)

Long-term investments, which decreased by euro 3,821 million from December 31, 2001, comprised the following:

(in millions of euro)	12/31/2002	12/31/2001
Equity investments in:		
• unconsolidated subsidiaries	18	18
• affiliated companies	2,051	4,764
• other companies	217	145
	2,286	4,927
Advances on future capital contributions		1,659
	2,286	6,586
Accounts receivable:		
• unconsolidated subsidiaries	5	2
• affiliated companies	435	117
• other receivables	215	273
	655	392
Other securities	15	86
Treasury stock	287	-
Total	**3,243**	**7,064**

Equity investments in affiliated companies

Equity investments in affiliated companies, amounting to euro 2,051 million, decreased by euro 2,713 million from December 31, 2001 chiefly due to the sale of equity investments made during the year.

Equity investments in affiliated companies refer to the following:

(in millions of euro)	12/31/2001	Additions	Disposals	Valuation using equity method (*)	12/31/2002
Auna	690	193	(883)		-
BDT	158		(158)		-
Etec S.A.	551			(84)	467
GLB Serviços Interativos	24			(11)	13
IM.SER	141		(126)	(3)	12
IS Tim	81			(81)	-
Italtel Holding	65			(22)	43
Lottomatica	78		(78)		-
Mirror International Holding	94				94
Mobilkom Austria	544		(553)	9	-
Mondus	18		(18)		-
Netco Redes	125			(103)	22
Solpart Participaçoes	238		(7)	(89)	142
Stream	32	234		(247)	19
Telemaco Immobiliare	91		(109)	18	-
Telekom Austria	1,460		(718)	(34)	708
Telekom Srbija	195			(8)	187
Tiglio I		197			197
Tiglio II		74			74
Other	179	6	(85)	(27)	73
Total	**4,764**	**704**	**(2,735)**	**(682)**	**2,051**

(*) Includes the share of earnings or losses for the period, amortization of goodwill and adjustments on the translation of foreign currency financial statements.

The investments valued using the equity method include the unamortized portion of the excess, euro 504 million (euro 1,688 million at December 31, 2001), of book values over the corresponding share of the underlying net equity at the time of purchase. The excess mainly referred to Telekom Austria, euro 315 million, and Etec S.A., euro 100 million.

A list of the companies valued using the equity method is provided in Annex 6; equity investments in unconsolidated subsidiaries and affiliates are listed in Annex 7.

Advances on future capital contributions
Advances on future capital contributions at December 31, 2001 mainly referred to advances made by Tim International to IS TIM. The advances have been completely written off due to the worsening of the prospects for the recoverability of the investment.

Accounts receivable from affiliated companies
Accounts receivable from affiliated companies mainly referred to loans made to IS Tim (euro 313 million), Tiglio I (euro 54 million), Telegono (euro 34 million), Tiglio II (euro 30 million) and other minor companies (euro 4 million). Relating to the loan made to IS Tim, the relative allowance for doubtful accounts has been set aside for uncollectible receivables.

Other receivables
Other receivables included the revalued amount of the tax receivable from the prepayment of the taxes on the reserve for employee severance indemnities (euro 89 million), loans to employees (euro 85 million), loans to other companies and security deposits (euro 41 million).

Other securities
Other securities decreased by euro 71 million from December 31, 2001, and mainly referred to the closed investment fund Saturn Venture Partners LLC held by TIM and TILAB (euro 9 million) and other investments in securities (euro 6 million).

Treasury stock
Treasury stock referred to 45,647,000 Telecom Italia ordinary shares and 5,280,500 Telecom Italia savings shares purchased by authorization of the Ordinary Shareholders' Meeting held on November 7, 2001.

CURRENT ASSETS

INVENTORIES **euro 411 million**
(euro 636 million at December 31, 2001)

Inventories include the following:

(in millions of euro)	12/31/2002	12/31/2001
Raw materials and supplies	19	22
Merchandise	202	253
	221	275
Work in progress and semifinished goods	8	6
Finished goods	2	2
	10	8
Contract work in process	179	352
Advances to suppliers	1	1
	180	353
Total	**411**	**636**

Inventories were held by companies providing telecommunications services for euro 193 million (euro 245 million at December 31, 2001), the companies in the information technology BU for euro 170 million (euro 234 million at December 31, 2001) and the Seat Pagine Gialle group and other minor companies for euro 48 million. The reduction from December 31, 2001 is substantially due to the sale of Sogei and the Telepspazio group (- euro 133 million). Contract work in process included work on behalf of Consorzio Telcal for the Piano Telematico Calabria (euro 110 million).
Raw materials and supplies and work in progress and semifinished goods are in line with current costs.

ACCOUNTS RECEIVABLE **euro 14,393 million**
(euro 13,027 million at December 31, 2001)

A breakdown of accounts receivable, which increased by euro 1,366 million, is provided below:

(in millions of euro)	12/31/2002	12/31/2001
Trade accounts receivable	8,731	8,712
• allowance for doubtful accounts	(830)	(808)
Total trade accounts receivable	7,901	7,904
Accounts receivable from unconsolidated subsidiaries	41	31
Accounts receivable from affiliated companies	213	567
Accounts receivable from parent companies	2	1
Other receivables	6,236	4,524
Total	**14,393**	**13,027**

Trade accounts receivable

Gross trade accounts receivable totaled euro 8,731 million and consisted, for the most part, of receivables for telecommunications services. Receivables have been adjusted to estimated realizable value by writedowns and they, too, refer mostly to telecommunications companies. Trade accounts receivable referred, in particular, to Telecom Italia (euro 3,753 million), TIM (euro 1,404 million) and the Seat Pagine Gialle group (euro 894 million).

The balance is in line with that at December 31, 2001 owing to the fact that the increase in Tim (euro 487 million) and Telecom Italia (euro 91 million net of the contribution to Telecom Italia Sparkle) is compensated by the exit from the scope of consolidation of the 9 Telecom group, Sogei and the Telespazio group (euro 487 million) and by the negative performance of the currencies of the South American countries (euro 208 million).

This caption also includes euro 1,107 million of receivables from other telecommunications carriers and euro 113 million of services to be performed by Seat Pagine Gialle, with a contra-entry to other liabilities for the same amount, representing advertising commitments undertaken and invoiced by the company for directories that will be published in 2003.

Furthermore, the securitization of receivables by Telecom Italia led to a reduction in trade accounts receivable at December 31, 2002 of euro 849 million, of which euro 757 million refer to receivables not yet due.

During 2002, the Group sold trade accounts receivable without recourse under factoring arrangements for euro 3,843 million. At December 31, 2002, such receivables sold and not yet due totaled euro 573 million.

Accounts receivable from unconsolidated subsidiaries

Accounts receivable from unconsolidated subsidiaries included loans of euro 23 million and trade accounts receivables and other receivables from subsidiaries of euro 18 million.

Accounts receivable from affiliated companies

Accounts receivable from affiliated companies of euro 213 million decreased by euro 354 million and referred to financial receivables of euro 12 million and trade and other receivables of euro 201 million. Trade and other receivables chiefly referred to Stream (euro 106 million, of which euro 35 million was completely written off following the enforcement of the guarantees provided by Telecom Italia to Italtel) and Teleleasing (euro 38 million).

Other receivables

Other receivables of euro 6,236 million (euro 4,524 million at December 31, 2001) included the following:

- financial receivables of euro 648 million (euro 591 million at December 31, 2001), almost entirely in reference to Telecom Italia for the loan of securities transactions on Seat Pagine Gialle shares (euro 176 million) that was concluded in February and March 2003, and receivables for the "deferred purchasing price" connected with the securitization transaction (euro 370 million);
- other receivables totaling euro 5,588 million (euro 3,933 million at December 31, 2001), which referred to the following:

(in millions of euro)	12/31/2002	12/31/2001
Government and other public entities for subsidies and grants	68	45
Customer payments in transit	98	95
Due from the Tax Administration	1,262	1,544
Deferred tax assets	3,336	1,410
Employees	94	93
Other receivables (from the Government, other public entities and items)	730	746
Total	**5,588**	**3,933**

The increase in deferred tax assets of TIM (euro 928 million) and Telecom Italia (euro 1,080 million) was due to the writedowns of investments recorded in long-term investments and provisions made to the reserves for risks and charges whereas the decrease in receivables from the Tax Administration was caused by lower VAT receivables and direct income taxes of Telecom Italia (euro 596 million) that were partly offset by the increase in TIM receivables (euro 376 million) due primarily to the utilization of Blu's tax loss carryforwards.

Net deferred tax assets were composed as follows:

(in millions of euro)	12/31/2002	12/31/2001
Deferred tax assets	3,336	1,410
Reserve for deferred taxes	(34)	(35)
Total	3,302	1,375

Deferred tax assets mainly referred to the writedown of investments, reserves for risks and the writedown of receivables; deferred tax liabilities mainly originated from gains.
No deferred tax assets have been set aside because of uncertainty over their recoverability against future taxable profits. In particular, tax losses carryforwards, which have not been considered in the determination of deferred tax assets, amount to some euro 2,830 million.

SHORT-TERM FINANCIAL ASSETS **euro 504 million**
(euro 2,194 million at December 31, 2001)

This item, which decreased by euro 1,690 million compared to December 31, 2001, included the following:

(in millions of euro)	12/31/2002	12/31/2001
Equity investments in unconsolidated subsidiaries	170	247
Other equity investments	1	9
Other securities	278	1,935
Receivables for sales of securities	55	3
Total	**504**	**2,194**

Equity investments in unconsolidated subsidiaries mainly referred to listed shares purchased for trading; the reduction from December 31, 2001 is chiefly attributable to the writedown of TIM shares by Telecom Italia (euro 75 million).

Other securities consist of bank certificates of deposit held by the Tele Nordeste Celular group and bonds held by Telecom Italia Finance. Other securities decreased by euro 1,657 million compared to December 31, 2001 mainly with regard to those held by Softe and Sogerim which, before their merger with Telecom Italia Finance, had reduced their bond portfolios.

The carrying values of both equity investments and other securities have been adjusted by euro 177 million to approximate market values at year end.

LIQUID ASSETS **euro 1,255 million**
(euro 762 million at December 31, 2001)

Liquid assets increased by euro 493 million. They consist mainly of funds on deposit in Italian and foreign banks in current accounts. Euro 300 million, due in the first months of 2003, are lodged for the creditors of the companies Netsiel, Saritel, Sodalia and Telesoft due to their mergers and absorption in IT Telecom, for the creditors of Blu due to its merger and absorption by TIM and for the creditors of the companies H.M.C. Broadcasting and H.M.C.Produzioni for their mergers and absorption in TV Internazionale. Euro 198 million are lodged for a guarantee provided by Royal Bank of Scotland on behalf of Mediobanca in the interest of IS Tim.

ACCRUED INCOME AND PREPAID EXPENSES **euro 633 million**
(euro 1,032 million at December 31, 2001)

This item, which decreased by euro 399 million, can be analyzed as follows:

(in millions of euro)	12/31/2002	12/31/2001
Issue discounts and similar charges	108	94
Accrued income:		
• production value	8	95
• financial income	31	57
• other	-	-
	39	152
Other prepaid expenses:		
• production costs	85	127
• financial expense	20	60
• other	381	599
	486	786
Accrued income and other prepaid expenses	525	938
Total	**633**	**1,032**

Other prepaid expenses referred to the deferral of the put option on Seat Pagine Gialle shares.

An analysis of accounts receivable and accrued income by maturity and type is provided in Annex 1.

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY **euro 12,827 million**
(euro 19,309 million at December 31, 2001)

A breakdown of shareholders' equity is presented below:

(in millions of euro)	12/31/2002	12/31/2001
Parent company interest	9,049	13,522
Minority interest	3,778	5,787
Total	12,827	19,309

Telecom Italia's interest in shareholders' equity decreased by euro 4,473 million compared to December 31, 2001. The reduction was due mainly to the payment of 2001 dividends (euro 2,306 million), the distribution of reserves (euro 987 million), the loss for the year (euro 322 million), as well as the decrease in the net equities of some foreign companies as a result of the unfavorable performance of the local currency against the euro.

Share capital
The *share capital* of Telecom Italia consists of 5,262,908,631 ordinary shares and 2,053,122,025 savings shares, both with a par value of euro 0.55 each.

Parent Company interest in reserves and retained earnings
The Parent company interest in reserves and retained earnings includes Telecom Italia's own retained earnings and reserves, as well as the consolidated companies' retained earnings and inflation adjustment reserves and tax-deferred reserves. No deferred taxes have been provided on the latter reserves since, based on current plans, no transactions are expected to be entered into that would warrant their taxation.

The reconciliation of Telecom Italia's financial statements with the consolidated financial statements as regards shareholders' equity and net result for the year, and the changes in the components of consolidated shareholders' equity, are provided in Annexes 3 and 4.

RESERVES FOR RISKS AND CHARGES **euro 5,214 million**
(euro *3,053 million at December 31, 2001*)

These reserves increased by euro 2,161 million from December 31, 2001 and referred to the following:

Reserve for taxes
The reserve for taxes, amounting to euro 198 million (euro 154 million at December 31, 2001), consisted of estimated tax liabilities on positions still to be agreed or in dispute.

Reserve for deferred taxes
The reserve for deferred taxes, amounting to euro 34 million (euro 35 million compared to December 31, 2001), included deferred taxes provided by the individual consolidated companies on the income components subject to deferred taxation and on consolidation adjustments.

Other reserves
Other reserves, amounting to euro 4,982 million, increased by euro 2,118 million compared to December 31, 2001.

They comprised:

- the reserve for the forward commitment to purchase Seat Pagine Gialle shares of euro 1,942 million provided to cover the estimate of the non-recoverability of the original price to exercise the option. The amount set aside in 2001 of euro 569 million was completely utilized following the renegotiation of the put and call option exercise price on February 25, 2002, reclassifying the amount to "due to other lenders" under liabilities. In November, this liability was extinguished before the expiration date by paying JP Morgan Chase consideration equal to euro 500 million, corresponding to the present value of the liability;

- Seat Pagine Gialle's reserve totaling euro 43 million, for expenses connected with the exercise of the put option by the founding shareholders of Consodata S.A.;
- TIM's reserves totaling euro 850 million, set aside to cover the guarantees provided by the group to the creditor financial institutions of IS TIM and the loan made directly by the group;
- the reserves for contractual risks and other risks, mainly in respect of Telecom Italia, for a total of euro 978 million provided in previous years and in the current year, relating to the contribution of the business segment "Large Buildings", the sales of Italtel, Telespazio and the satellite consortia. The release to income is mainly connected to the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+ (euro 59 million) which did not go through;
- the reserves for corporate restructuring of euro 299 million, of which euro 194 million, related to Telecom Italia, for the framework agreement with the labor unions concerning the layoffs for the month of May 2002;
- the reserves for the risks of technological revisions and future risks inherent to the regulatory framework of TIM for euro 453 million;
- Telecom Italia Finance's (ex Sogerim) reserve totaling euro 124 million, relating to the financial expenses connected with the notes;
- reserve for losses of subsidiaries and affiliates of euro 293 million.

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES **euro 1,305 million**
(euro 1,350 million at December 31, 2001)

A breakdown of the changes which occurred during the year are provided below:

(in millions of euro)	
January 1	**1,350**
Change during the period:	
• provisions charged to income	208
• utilizations for:	
. indemnities paid to employees	(159)
. advances	(19)
. pension funds	(30)
• other changes	(45)
December 31	**1,305**

"Other changes" mainly refer to the change in the scope of consolidation.

LIABILITIES **euro 31,870 million**
(euro 37,482 million at December 31, 2001)

A breakdown of liabilities, which increased by euro 5,612 million from December 31, 2001, is as follows:

	12/31/2002		12/31/2001	
(in millions of euro)	Financial payables	Trade accounts payable and other payables	Financial payables	Trade accounts payable and other payables
Debentures	10,624	-	8,183	-
Convertible debentures	1,964	-	2,500	-
Due to banks	5,028	-	10,235	-
Due to other lenders	1,419	-	2,163	-
Advances	-	263	-	388
Trade accounts payable	21	5,456	168	6,058
Notes payable	241	-	221	-
Accounts payable to unconsolidated subsidiaries	8	8	17	8
Accounts payable to affiliated companies	398	247	553	349
Accounts payable to parent companies	-	296	-	1
Taxes payable	32	565	50	872
Contributions to pensions and social security institutions	-	784	-	865
Other liabilities	372	4,144	1,107	3,744
Total	**20,107**	**11,763**	**25,197**	**12,285**

Debentures

Debentures totaled euro 10,624 million and increased by euro 2,441 million compared to December 31, 2001; details are as follows:

- notes issued by the subsidiary Sogerim (merged in Telecom Italia Finance) on international markets for euro 6,000 million. The issue was divided in three tranches: the first, for euro 1,000 million of floating rate notes, maturing on April 20, 2004; the second, for euro 3,000 million of fixed-rate notes, maturing on April 20, 2006; the third, for euro 2,000 million of fixed-rate notes, maturing on April 20, 2011;
- floating rate notes of euro 1,500 million issued by Telecom Italia (this is the first issue under the Global Medium-Term Note Program with Telecom Italia as the issuer). The maturity date is June 21, 2005 and the issuer can call in the notes at an earlier date at face value beginning from the second year and at every coupon date for interest thereafter;
- notes maturing in 2003 issued by the Brazilian companies Tele Nordeste Celular and Tele Celular Sul for a total of euro 108 million;
- notes maturing between 2007 and 2023 issued by Entel Chile for a total of euro 208 million;
- notes maturing between 2009 and 2010 issued by the TDL Infomedia Ltd group for a total of euro 116 million;
- notes issued by Telecom Italia on February 1, 2002 for euro 2,500 million, divided into two tranches of euro 1,250 million each, at fixed interest rates, maturing, respectively on February 1, 2007 and February 1, 2012. The issue is part of the "Global Note Program";
- notes 2002 – 2022 reserved for subscription by employees, in service and retired, of companies, directly and indirectly, controlled by Telecom Italia with headquarters in Italy, for euro 192 million.

Convertible debentures

Convertible debentures included notes issued by Sogerim (merged with Telecom Italia Finance) in March 2001, for euro 2,500 million convertible into TIM or Seat Pagine Gialle shares, with the right of the issuer to pay off the amount due in cash.

These are five-year notes and can be redeemed by the noteholders before maturity at the end of the third year after issue. Debentures decreased by euro 536 million due to the purchase of own notes by Telecom Italia Finance, subsequently cancelled.

Due to banks

Due to banks, totaling euro 5,028 million, were secured by euro 254 million including mortgages of euro 25 million and liens and pledges of euro 229 million mainly referring to Maxitel. The balance decreased by euro 5,207 million compared to December 31, 2001. It should be pointed out that TIM pledged Digitel shares to guarantee the credit facility granted to Digitel.

Due to other lenders

Due to other lenders, totaling euro 1,419 million, decreased by euro 744 million compared to December 31, 2001. This caption refers to payables for a loan received by Seat Pagine Gialle (euro 780 million) from Seat Pagine Gialle Finance S.r.l., a corporate vehicle entirely owned by third parties, operating under Law No. 130/99 on securitization, short-term loans received by Telecom Italia from TI Securitisation Vehicle S.r.l., from the excess liquidity generated by the securitization of receivables (euro 165 million), and loans received by Telecom Italia from the Cassa Depositi e Prestiti (euro 284 million) .

Advances

Advances, which totaled euro 263 million, decreased by euro 125 million compared to December 31, 2001 and included advances received from customers, of which euro 103 million referred to Consorzio Telcal.

Trade accounts payable

Trade accounts payable amounted to euro 5,477 million and decreased by euro 749 million from December 31, 2001, mainly as a result of the reduction in payables by Telecom Italia (-euro 146 million net of payables transferred to Telecom Italia Sparkle), the change in the scope of consolidation (-euro 368 million) and the negative performance of the currencies of the South American companies (euro 282 million).

This item also included euro 513 million of amounts due to other telecommunications operators.

It should be pointed out that Tim Group pledged its Maxitel shares to guarantee the supply contract between Maxitel and Ericsson.

Notes payable
Notes payable, totaling euro 241 million, increased by euro 20 million compared at December 31, 2001. They refer to investment certificates, maturing in June 30, 2003, issued by Seat Pagine Gialle as part of the securitization transaction with Seat Pagine Gialle Finance S.r.l. for euro 221 million and short-term financial notes issued by Telecom Italia for euro 20 million.

Accounts payable to unconsolidated subsidiaries
Accounts payable to unconsolidated subsidiaries amounted to euro 16 million and decreased by euro 9 million from December 31, 2001. The balance included financial payables of euro 8 million and trade accounts payable and other payables of euro 8 million.

Accounts payable to affiliated companies
Accounts payable to affiliated companies, totaling euro 645 million, decreased by euro 257 million compared to December 31, 2001. They included financial payables of euro 398 million, mainly to Teleleasing (euro 393 million) for financial lease contracts, some of which were paid off before the expiration date in January 2003 (euro 369 million) and trade accounts payable and other payables for euro 247 million due to the Italtel group (euro 150 million), Siemens Informatica (euro 40 million), Teleleasing (euro 17 million) and Etec S.A. (euro 12 million).

Accounts payable to parent companies
Accounts payable to parent companies of euro 296 million referred to the payable to Olivetti for Group VAT (euro 214 million) and the sale of Irpeg receivables (euro 82 million).

Taxes payable
Taxes payable amounted to euro 597 million and decreased by euro 325 million compared to December 31, 2001. Taxes payable included euro 162 million for income taxes and euro 403 million for indirect taxes and withholdings made by the companies as substitute taxpayers, as well as euro 32 million for medium/long-term financial debt relating to the agreement reached with the Tax Administration over the assessments received in 2001 by Telecom Italia.

Contributions to pensions and social security institutions
Contributions to pensions and social security institutions totaled euro 784 million and decreased by euro 81 million compared to December 31, 2001; they included amounts owed to social security and health institutions. This item includes euro 595 million payable to INPS for the remaining balance of the estimated charges assessed for employees of the former ASST pursuant to Law No. 58/1992.

Other liabilities
Other liabilities, of euro 4,516 million, decreased by euro 335 million compared to December 31, 2001. A breakdown is provided below:

(in millions of euro)	12/31/2002	12/31/2001
Customer-related items	1,604	1,650
Employee-related items	707	631
Telecommunications license fee	1,394	1,034
Other financial items	372	1,108
Other recurring and miscellaneous items (contra-entries for accrued costs, accrued interest expense at December 31 and payable the following year, sundry payables, etc.)	439	428
Total	**4,516**	**4,851**

In particular, customer-related items consisted of deposits paid by customers and basic subscriber charges (mainly for January and February), as well as prepaid traffic. The item also included other liabilities for services to be performed by Seat Pagine Gialle (euro 113 million). The financial items payable principally comprised euro 181 million payable by Telecom Italia and include the transaction for the loan on securities to Morgan Stanley (euro 176 million), and euro 161 million by the Mobile BU, for the remaining amount due on the UMTS licenses acquired in Italy and Greece. Such liabilities are considerably lower as a result of the payment of the residual liability for the purchase of the PCS licenses by Tim Celular.

ACCRUED EXPENSES AND DEFERRED INCOME **euro 1,570 million**
(euro 1,476 million at December 31, 2001)

A breakdown of accrued expenses and deferred income, which increased by euro 94 million, is provided below:

(in millions of euro)	12/31/2002	12/31/2001
Accrued expenses:		
. production costs	24	51
. financial expense	431	352
. other charges	-	-
	455	**403**
Deferred income:		
. capital grants (unavailable amount)	325	349
. production value	526	452
. financial income	10	14
. other income	254	258
	1,115	**1,073**
Total	1,570	1,476

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 2.

MEMORANDUM ACCOUNTS

Memorandum accounts at December 31, 2002 totaled euro 4,389 million and decreased, compared to December 31, 2001, by euro 2,852 million.

Memorandum accounts are detailed as follows:

(in millions of euro)	12/31/2002	12/31/2001
Guarantees provided	1,113	1,422
Collateral provided	111	163
Purchases and sales commitments	3,077	5,369
Other	88	287
Total	**4,389**	**7,241**

GUARANTEES PROVIDED

Guarantees provided, net of counter-guarantees received of euro 378 million, totaled euro 1,113 million and mainly consisted of sureties provided by Telecom Italia and TIM on behalf of affiliated companies (of which euro 537 million was in the interests of IS Tim, set aside in the reserves for risks and charges) and others for medium/long-term loan transactions and guarantees on bids to acquire fixed line and mobile licenses abroad.

COLLATERAL PROVIDED

Collateral provided of euro 111 million referred mainly to the Is Tim shares pledged as guarantees by TIM International for the performance of the obligations covered by the supply contracts signed by IS TIM with Ericsson and Siemens.

PURCHASES AND SALES COMMITMENTS

Purchases and sales commitments at the end of the year, respectively, of euro 2,858 million (euro 3,305 million at December 31, 2001) and euro 219 million (euro 2,064 million at December 31, 2001), referred to commitments, for the portion still to be executed, which do not fall within the normal "operating cycle" of the individual consolidated companies.

In particular, the purchases commitments refer to:

- Telecom Italia's commitment for the put option on Seat Pagine Gialle shares (euro 2,417 million), revised in relation to the renegotiation with JP Morgan Chase of the put and call options on Seat Pagine Gialle shares on February 25, 2002. This renegotiation is fully described in the notes to the financial statements of Telecom Italia S.p.A. and led to the reduction of the original option exercise price (from euro 4.2 to euro 3.4 per share). To guarantee the performance of the obligations relating to the put option on Seat Pagine Gialle shares, Telecom Italia Finance provided a guarantee (euro 1,940 million) in the form of a Direct Participation Letter of Credit to JPMorgan Chase Equity Limited.
  Furthermore, the valuation of the forward commitment to purchase Seat Pagine Gialle shares at year-end 2002 led to a provision set aside in the reserve for risks and charges of euro 1,942 million to account for the estimated non-recoverability of the exercise option price as a result of the decision, taken within the framework of the redefinition of Telecom Italia Group's strategies, of no longer considering the "Directories" business of Seat Pagine Gialle to be of strategic interest;
- commitment by Seat Pagine Gialle (euro 55 million) to purchase 9,122,733 Seat Pagine Gialle shares and the remaining 0.27% stake in TDL Infomedia Ltd from the manager shareholders of TDL Infomedia Ltd;
- commitment by Telecom Italia (euro 10 million) to purchase the remaining 14% stake in Epiclink from Pirelli and other shareholders;
- commitment by Tim (euro 20 million) to purchase the assets of the ex Blu core network from Wind;
- future operating lease obligations including the purchase option price (euro 34 million, of which euro 17 million refers to Teleleasing).

Sales commitments mainly included the Group's commitment for the sale of the investment in Telekom Srbija to PTT Srbija (euro 195 million), the sale of TESS to Accenture (euro 10 million) and the sale of Siteba to other shareholders (euro 7 million).

Purchases and sales commitments include commitments by Telecom Italia International, for the same amount (euro 7 million), by which, if the transfer of the investment in Mediterranean Broadband Access by Forthnet has not occurred by the date of June 30, 2003 in exchange for the capital increase by Forthnet reserved for Telecom Italia International, beginning July 1, 2003, the transfer of said investment will be effected for the same amount in cash.
Furthermore, there are purchase commitments for the stakes held by the minority shareholders (equal to 49% of the companies) of Mediterranean Nautilus Ltd and Med-1 Submarine Cables Ltd based on the market value of the companies at the option expiration date.

OTHER MEMORANDUM ACCOUNTS

Other memorandum accounts of euro 88 million referred mainly to third-party assets held by the individual consolidated companies, principally those in the information technology sector. They decreased by euro 199 million as a result of the deconsolidation of Sogei and Telespazio Group.

Furthermore:

- the consolidated companies of the Group issued weak letters of patronage totaling euro 241 million chiefly on behalf of unconsolidated subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;
- assets held by third parties on loan, on deposit for safekeeping or for similar purposes amounted to euro 261 million and consisted mainly of equipment leased to customers;
- collateral received amounted to euro 2 million;
- guarantees received amounted to euro 18 million;
- guarantees provided by others for obligations of the Group companies, which consisted primarily of sureties to guarantee the proper performance of non-financial contractual obligations, totaled euro 1,752 million. They comprised euro 1,110 million of bank guarantees provided for the merger by absorption of Blu in TIM, euro 123 million of bank guarantees for the merger of Netsiel, Saritel, Sodalia Telesoft in ITTEL. They also comprised euro 207 million for the surety policy replacing the security deposit for contracts with public agencies, issued by Fondiaria Assicurazioni S.p.A. on behalf of the temporary association of companies, of which Finsiel is the principal on behalf of the guaranteed agency (MIPAF – Ministry of Agriculture and Forest Policies) after having won the bid for the contract, euro 208 million for sureties provided by insurance companies to guarantee Agrisian's contractual commitments with MIPAF and AGEA and euro 7 million for the bank surety provided in order to take part in a bid set up by the Lombardy Region for the Regional Service Card-Health Care Information System;
- the value of the shares of employees and private shareholders deposited on December 31, 2002 at the companies of the Group amounted to about euro 99 million;
- the total amount of Telecom Italia commitments at December 31, 2002 for building lease obligations to be paid to IMSER 60, Tiglio I and Tiglio II, under 21-year contracts was euro 3,818 million. The amount for each single year is euro 209 million. Furthermore, Telecom Italia provided guarantees to IMSER 60 for contractual risks on previously sold buildings for a maximum amount of euro 450 million.
- a purchase and sale commitment is currently being set up by TIM with H3G for the transfer of certain equipment and property lease contracts arising from the revision of the value of the Blu business segment sold to H3G.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce the interest rate exposure on fixed-rate and floating-rate bank loans and bonds, and the use of cross currency and interest rate swaps (CIRS) and currency forwards to convert various currency loans – mainly in US dollar and euro – into the functional currencies of the various subsidiaries of the Group.
The following table gives a description of the derivative financial instruments used to hedge medium/long-term debt positions of the Group at December 31, 2002.

(in millions of euro)	**Notional amount/ Capital exchanged at 12/31/2002**
Interest rate swaps and interest rate options	5,054
Cross currency and interest rate swaps	827

IRSs and IROs involve or can involve the exchange of flows of interest calculated on the notional amount of reference at the agreed fixed or variable rates at the specified maturity date with the counterparts. This amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.
The same also applies to CIRSs which involve the exchange of capital, in the respective currencies of denomination, in addition to the settlement of periodic interest flows, at maturity and at another date.
The counterparts to derivative contracts are only the best rated banks and financial institutions and continually monitored in order to minimize the risk of non-performance.

Besides the derivative contracts for the management of debt exposure, at December 31, 2002, IRSs and CIRSs were in place at the subsidiaries Telecom Italia Finance and Tim Celular to hedge financial assets of euro 150 million. There are also currency forwards to hedge exchange rate risks on short-term cash management transactions for a total of euro 1,433 million.

CONSOLIDATED STATEMENTS OF INCOME

PRODUCTION VALUE **euro 31,514 million**
(euro 31,701 million in 2001)

Production value decreased by euro 187 million (-0.6% compared to 2001) and included the captions below.

Sales and service revenues

Sales and service revenues amounted to euro 30,400 million and decreased by euro 418 million compared to 2001 (-1.4% compared to 2001). This growth is due to the positive performance of mobile telephone services and the increase in revenues from the Internet area countered by a reduction in wireline telephone services and exclusion from the scope of consolidation of the 9 Telecom group and Sogei, beginning from July 1, 2002, and the Telespazio group, beginning from October 1, 2002.
A breakdown by Business Unit is presented below:

(in millions of euro)	2002	2001	Change Amount	Change %
Domestic Wireline	17,022	17,168	(146)	(0,9)
Mobile	10,867	10,250	617	6,0
South America	1,409	1,534	(125)	(8,1)
Internet and Media	1,991	1,957	34	1,7
IT Market	912	1,198	(286)	(23,9)
IT Group	1,215	1,198	17	1,4
	33,416	**33,305**	111	0,3
Other activities and Intra-Group eliminations	(3,016)	(2,487)	(529)	(21,3)
Consolidated Group revenues	**30,400**	**30,818**	**(418)**	**(1,4)**

Revenues from telecommunications services are shown gross of the amount due to other carriers of euro 4,159 million (euro 3,714 million in 2001).
Revenues from foreign operations totaled euro 5,748 million (euro 6,362 million in 2001) and decreased mainly as a result of the weakness of the currencies of the South American countries against the euro and the end of the Astrolink contract in 2001.

Increases in capitalized internal construction costs

Increases in capitalized internal construction costs totaled euro 675 million, with an increase of euro 94 million compared to 2001; they may be analyzed as follows:

(in millions of euro)		2002		2001	Change
. intra-Group revenues from sales of systems		643		549	94
- personnel	19		14		
- financial expenses	1		3		
- materials and other costs	12	32	15	32	-
Total		**675**		**581**	**94**

The financial expenses were charged to "construction in progress and advances to suppliers" in fixed assets.

Other revenues and income

Other revenues and income of euro 479 million (euro 417 million in 2001) included the following:

(in millions of euro)	2002	2001	Change
. operating grants	19	24	(5)
. gains on disposal of intangibles and fixed assets	6	12	(6)
. portion of capital grants recorded in income	65	73	(8)
. other income	389	308	81
Total	**479**	**417**	**62**

In particular:

- operating grants, for the most part, referred to the amounts bestowed by public institutions to defray the costs incurred for research, development and technological innovation;
- the portion of capital grants recorded in income represents the portion that became available during the year;
- other income from operations mainly included charges to customers by the telecommunications services companies for the late payment of telephone bills (euro 106 million compared to euro 112 million in 2001).

PRODUCTION COST **euro 24,133 million**

(euro 25,027 million in 2001)

Production cost increased by euro 894 million compared to 2001 (-3.6.% compared to 2001) and included the following captions.

Raw materials, supplies and merchandise

Raw materials, supplies and merchandise amounted to euro 1,579 million (euro 1,767 million in 2001) and *semifinished and finished goods* amounted to euro 200 million (euro 205 million in 2001). These costs, which principally represented purchases of raw materials and other goods to be used in operations, decreased by a total of euro 193 million.

Services

Service costs totaled euro 9,229 million (euro 9,552 million in 2001) and the *cost for the use of property not owned* amounted to euro 1,145 million (euro 1,069 million in 2001). Overall, these two items increased by euro 247 million, mainly due to higher costs for the operation and development of mobile telecommunications (euro 187 million) and the exclusion from the scope of consolidation of the Telespazio group, the 9 Telecom group and Sogei (-euro 252 million).

Personnel costs

Personnel costs amounted to euro 4,540 million (euro 4,666 million in 2001), including euro 3,373 million relating to companies which provide telecommunications services. The decrease from 2001 is due to the reduction in Telecom Italia's personnel costs following layoffs and the change in the scope of consolidation due to the exclusion from the scope of consolidation of the Telespazio group, the 9 Telecom group and Sogei and the addition of the Webegg group, of Blu, Epiclink and Netesi.
The average cost per capita for the Group was euro 45 thousand (euro 43 thousand in 2001).
At December 31, 2002, employees of the Group numbered 101,713 (109,956 at December 31, 2001), a decrease of 8,243, owing to personnel turnover (-5,360) and the effect of the change in the scope of consolidation (-2,883). A breakdown of personnel by Business Unit is presented as follows:

	12/31/2002	12/31/2001	Change
Domestic Wireline	53,682	57,895	(4,213)
Mobile Services	18,702	16,721	1,981
South America	5,461	5,746	(285)
Internet and Media	7,715	9,264	(1,549)
IT Market	4,493	6,441	(1,948)
IT Group	7,327	6,844	483
Other activities	4,333	7,045	(2,712)
Total	**101,713**	**109,956**	**(8,243)**

The equivalent average number of salaried employees was 101,789 in 2002 (107,491 in 2001).

A breakdown by category follows:

	2002	2001
Executives	2,317	2,454
Middle management	6,648	6,379
Clerical staff	84,841	89,066
Technicians	7,983	9,592
Total	**101,789**	**107,491**

Amortization, depreciation and writedowns

Amortization, depreciation and writedowns amounted to euro 6,476 million (euro 6,730 million in 2001), with a decrease of euro 254 million. Details are as follows:

- amortization of intangible assets totaled euro 2,094 million, compared to euro 2,241 million in 2001, with a decrease of euro 147 million. The change is due to the writeoff of goodwill in 2001 of euro 1,303 million;
- depreciation of fixed assets totaled euro 3,783 million, compared to euro 4,034 million in 2001, with a decrease of euro 251 million. A breakdown of depreciation expense by asset category is provided below:

(in millions of euro)	2002	2001	Change
Non-industrial and industrial buildings	147	152	(5)
Plant and machinery	3,331	3,542	(211)
Manufacturing and distribution equipment	32	34	(2)
Other fixed assets	273	306	(33)
Total	**3,783**	**4,034**	**(251)**

Depreciation decreased as a result of the change in the scope of consolidation, a reduction in the depreciation expense of Telecom Italia (euro 250 million) owing to a lower amount of depreciable assets and a change in the mix of depreciable assets.

- other writedowns of intangibles and fixed assets totaled euro 57 million (euro 16 million in 2001), of which euro 18 million refer to the writedoff of IRU.

- writedowns of receivables included in current assets and liquid assets amounted to euro 542 million (euro 439 million in 2001) and represent the provisions made during the year to adjust receivables to their estimated realizable value.

Provisions for risks and other provisions

Provisions for risks and other provisions totaled euro 153 million (euro 278 million in 2001) and consisted of provisions made during the year to the various reserves for contractual risks and pending disputes.

Miscellaneous operating costs

Miscellaneous operating costs amounted to euro 823 million compared to euro 817 million in 2001. They referred to the following:

(in millions of euro)	2002	2001
. TLC license fee	431	524
. losses on disposal of intangibles and fixed assets	36	29
. expenses connected with receivables management	60	37
. indirect duties and annual taxes, including the local property tax (I.C.I.)	115	120
. membership dues and other costs	181	107
Total	**823**	**817**

FINANCIAL INCOME AND EXPENSE — -euro 1,481 million

(-euro 1,999 million in 2001)

Financial income and expense refers to the following items:

(in millions of euro)	2002	2001	Change
Income from equity investments, net	18	154	(136)
Other financial income	1,218	922	296
Interest and other financial expense	(2,717)	(3,075)	358
Total	**(1,481)**	**(1,999)**	**518**

Income from equity investments

Income from equity investments, net, totaled euro 18 million (euro 154 million in 2001) and mainly included dividends from unconsolidated companies.

Other financial income

Other financial income of euro 1,218 million (euro 922 million in 2001), included the following:

(in millions of euro)	2002		2001		Change
Interest and capital gains on fixed-income securities		93		138	(45)
Interest and fees from:					
- unconsolidated subsidiaries	1		1		
- affiliated companies	13		23		
- banks	84		110		
- customers	2	100	2	136	(36)
Foreign exchange gains		478		217	261
Other		547		431	116
Total		**1,218**		**922**	**296**

Interest and capital gains on fixed-income securities referred to interest on long-term investment securities for euro 4 million (euro 3 million in 2001) and interest and capital gains on marketable securities for euro 89 million (euro 135 million in 2001).

Foreign exchange gains referred essentially to the TIM group. "Other" included euro 392 million of income on hedging contracts and income from the application of inflation accounting principles.

Interest and other financial expense

Interest and other financial expense of euro 2,717 million (euro 3,075 million in 2001), included the following:

(in millions of euro)	2002		2001		Change
. Interest and fees paid to:					
- affiliated companies	23		31		
- banks	257		815		
- suppliers and other lenders	181	461	165	1,011	(550)
. Interest and other charges on note issues		765		449	316
. Foreign exchange losses		874		348	526
. Other financial expense		617		1,267	(650)
Total		**2,717**		**3,075**	**(358)**

The reduction in financial expense can mainly be ascribed to the provision of euro 569 million set aside, in 2001, for the forward commitment to purchase Seat Pagine Gialle shares in connection with the estimated nonrecoverability of the original option exercise price whereas the improvement in net financial expense came from a lower average debt exposure of the Group that was partly neutralized by a worsening of the exchange rates of the South American countries.

Foreign exchange losses referred mainly to the TIM group. "Other" included euro 153 million of expenses on hedging contracts and expenses from the application of inflation accounting principles.

VALUE ADJUSTMENTS TO FINANCIAL ASSETS **-euro 682 million**
(-euro 1,956 million in 2001)

These include:

(in millions of euro)	2002	2001	Change
. Upward adjustments of:			
- equity investments	121	167	(46)
	121	167	(46)
. Writedowns of:			
- equity investments	(668)	(1,933)	1,265
- long-term investments other than equity investments included in current assets	(40)	(49)	9
- securities included in current assets other than equity investments	(95)	(141)	46
	(803)	(2,123)	1,320
Total	**(682)**	**(1,956)**	**1,274**

Value adjustments to financial assets amounted to a net expense balance of euro 682 million. They refer to:

- amortization of goodwill arising at the time of the purchase of the investments in companies accounted for using the equity method, equal to euro 80 million (euro 316 million in 2001), with a reduction of euro 236 million from the writeoffs of goodwill taken in the 2001 financial statements;
- writedowns of securities and investments included in current assets of euro 176 million (euro 291 million in 2001) and long-term securities of euro 40 million (euro 49 million in 2001), with a total reduction of euro 123 million compared to 2001;
- the Group's share of the equity in the earnings and losses of the unconsolidated companies accounted for using the equity method which produced a loss of euro 386 million (-euro 1,300 million in 2001). This refers to the losses of Stream of euro 246 million (euro 241 million in 2001), Aria -Is Tim Turchia of euro 171 million (euro 334 million in 2001) and the earnings balance relating to the earnings and losses of the other unconsolidated companies of euro 32 million (a loss balance of 725 million in 2001).

Moreover, this caption was not affected by the results of the investments in Astrolink, Nortel Inversora (Telecom Argentina) and the Auna Group which, in 2001, reported losses of euro 700 million. The investment in Nortel Inversora, the carrying value of which had been prudently written off in the consolidated financial statements at December 31, 2001, has remained unchanged. As for the Auna Group and the company Astrolink, the carry values recorded in the 2001 consolidated financial statements were maintained until their sale on, respectively, August 1, 2002 and November 30, 2002, with the divestiture of the Telespazio group.

EXTRAORDINARY INCOME AND EXPENSE **-euro 5,637 million**
(-euro 3,452 million in 2001)

Extraordinary income and expense showed a net expense balance of euro 5,637 million (-euro 3,452 million in 2001) which included euro 2,814 million of income and euro 8,451 million of expense.

Extraordinary income of euro 2,814 million comprised:

- euro 2,391 million for gains on the disposals of the investments and business segments, detailed as follows:
  - euro 1,245 million for the sale of the 26.89% stake in Auna;
  - euro 484 million for the sale of the 19.61% stake in Bouygues Decaux Telecom (BDT);
  - euro 133 million for the shares tendered in the tender offer for Lottomatica;
  - euro 115 million for the sale of the 25% stake in the Mobilkom Austria group to Telekom Austria;
  - euro 110 million for the sale of the 40% stake in Telemaco Immobiliare;
  - euro 70 million for the sale of the 100% stake in Telespazio ;
  - euro 159 million for the concentration of the real estate assets in Tiglio I through the companies Imser, Emsa and Telimm;

- euro 60 million for the contribution of the "Asset Management" business segment to Tiglio II;
- euro 15 million for the sale of the non-facility business to Pirelli Real Estate;

- euro 22 million for the disposal of other investments, fixed assets and business segments;
- euro 131 million for prior period income arising from the recovery of accrued pre-amortization interest - on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999 - following the termination of litigation after the courts ruled in Telecom Italia's favor;
- euro 270 million, of which euro 77 million was for the release of reserves primarily to absorb a portion of the reserve for risks and charges set up in 2001 by Telecom Italia to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement, grants of euro 9 million and other income of euro 184 million.

Extraordinary expense of euro 8,451 million comprised:

- writedowns for impairment losses of investments for a total of euro 6,237 million (euro 2,984 million in 2001), for:
  - the investment held in IS Tim (euro 1,491 million), owing to the changed conditions of the macroeconomic scenario and the difficulties in supplying services independent of the company and the provisions (euro 850 million) connected with the loans made and the guarantees provided on behalf of the company;
  - the goodwill relating to the consolidated companies Seat (euro 1,544 million), Blu (euro 103 million), Corporacion Digitel (euro 75 million) and other minor companies (euro 47 million);
  - the goodwill relating to Netco Redes (euro 96 million) and writedowns of other investments (euro 46 million);
  - the provision for the forward commitment to purchase Seat Pagine Gialle shares (euro 1,942 million) that had already been partly written down in 2001 by a charge to "financial expense" of euro 569 million and the provision for the purchase of an additional 8.17% holding in Consodata (euro 43 million) to adjust it to the current value of the company as determined on the basis of an appraisal.

The writedowns of euro 2,984 million in 2001 had referred to the writedowns of goodwill relating to both the consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brasil, Med-1 group and certain companies in the Seat Pagine Gialle group) and companies valued using the equity method (GLB Servicos Interativos, Solpart Participaçoes, Telekom Austria and Nortel Inversora group), as well as other provisions related to investments.

- euro 316 million relating to the provisions effected in conjunction with the disposal of the investment in the 9Telecom group. In particular, in view of the loss reported prior to sale, the French group 9Telecom produced a negative effect on the nine-months 2002 statement of income of the Telecom Italia Group for a total of euro 389 million;
- euro 135 million of losses for the sale of the 15% stake in Telekom Austria;
- euro 494 million of expenses and provisions for employee cutbacks and layoffs (of which euro 379 million was borne by Telecom Italia);
- euro 235 million of expenses in connection with extraordinary investment transactions;
- euro 155 million of expenses under Law 58/1992 to cover employees under the former fund "Telephone Employees Pension Fund" (FPT) and euro 74 million for the extraordinary contribution to INPS to meet the higher financial requirements covered by the rules of the former fund "Telephone Employees Pension Fund" (FPT) which became part of the general "Employees Pension Fund";
- euro 190 million of writedowns of intangibles and fixed assets, of which euro 142 million related to the Brazilian companies;
- euro 194 million of provisions to reserves, of which 135 million referred to guarantees provided upon the sale of investments and business segments;
- euro 158 million for the adjustment of Telecom Italia's liability to customers for prepaid telephone cards;

- euro 38 million of losses relating to intangibles, fixed assets and long-term investments and euro 225 million of other expenses.

INCOME TAXES **-euro 716 million**
(euro 925 million in 2001)

Income taxes decreased by euro 1,641 million due to the investment writedowns which contributed to the increase in deferred tax assets, as well as the benefit from the utilization of tax loss carryforwards deriving from the merger of TIM and Blu.
Income taxes included current taxes for euro 1,451 million and deferred tax assets for euro 2,167 million, of which euro 1,900 million deriving from the application of D.L. 209/02 (turned ex L. n. 265/02) to writedowns of equity investments.

OTHER INFORMATION

Compensation to directors and statutory auditors

The compensation to which the directors and statutory auditors of Telecom Italia are entitled for fiscal 2002 for carrying out their responsibilities and functions in Telecom Italia and also in other consolidated companies, totaled euro 7,887 thousand for directors and euro 748 thousand for statutory auditors.

EXCHANGE RATES USED TO TRANSLATE FOREIGN CURRENCY FINANCIAL STATEMENTS

	Year-end exchange rates (balance sheet items)			Average exchange rate for the year (statement of income items)		
(currency/euro)	31/12/2002	31/12/2001	% Change	2002	2001	% Change
Europe						
Romanian leu	0.000028462	0.000035949	(20.8)	0.000028462	0.000035949	(20.8)
Pound sterling	1.537279016	1.643385374	(6.5)	1.590356081	1.608054208	(1.10)
Turkish lira	0.000000587	0.000000788	(25.5)	0.000000587	0.000000788	(25.5)
Hungarian forint	0.004232088	0.004078636	3.8	0.004115926	0.003896759	5.6
Russian rouble	0.029864127	0.037240619	(19.8)	0.033702329	0.038242782	(11.9)
Polish zloty	0.248694355	0.286098475	(13.1)	0.259273567	0.272476471	(4.8)
North America						
USA dollar	0.953561552	1.134687394	(16.0)	1.057753332	1.116525329	(5.3)
South America						
Venezuelan bolivar	0.000679659	0.001471562	(53.8)	0.000679659	0.001471562	(53.8)
Bolivian boliviano	0.127251881	0.166535381	(23.6)	0.147504156	0.169668023	(13.1)
Costarican colon	0.002520449	0.003302924	(23.7)	0.002942266	0.003362076	(12.5)
Peruvian nuevo sol	0.272368242	0.329612014	(17.4)	0.300762734	0.318505825	(5.6)
Argentinean peso	0.282955870	0.667463173	(57.6)	0.282955870	1.116525329	(74.7)
Chilean peso	0.001324391	0.001740402	(23.9)	0.001534176	0.001762476	(13.0)
Colombian peso	0.000334056	0.000483854	(31.0)	0.000334055	0.000498525	(33.0)
Brazilian real	0.269878582	0.488901926	(44.8)	0.360892270	0.475524176	(24.1)
Asia						
Hong Kong dollar	0.122277791	0.145511692	(16.0)	0.135565648	0.143152839	(5.3)
Israeli shekel	0.199782237	0.258742254	(22.8)	0.223439720	0.265806340	(15.9)

The following Annexes numbered 1 to 7 are an integral part of these notes.

ANNEX 1

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

(in millions of euro)

	12/31/2002				12/31/2001			
	Amount due				Amount due			
	Within one year	From two to five years	Beyond five years	Total	Within one year	From two to five years	Beyond five years	Total
Accounts receivable in long-term investments								
Unconsolidated subsidiaries	5			5	2			2
Affiliated companies	2	433		435		3	114	117
Other:								
Customers	2	13	1	16	2	3	1	6
Others	53	115	31	199	78	155	34	267
	62	**561**	**32**	**655**	**82**	**161**	**149**	**392**
Accounts receivable in current assets								
Other loans to:								
Unconsolidated subsidiaries	23			23	7			7
Affiliated companies	12			12	206			206
Others	646	2		648	591			591
	681	**2**		**683**	**804**			**804**
Trade accounts receivables:								
Customers	7,900	1		7,901	7,901	3		7,904
Unconsolidated subsidiaries	16			16	10			10
Affiliated companies	184			184	360			360
Parent companies	2			2	1			1
Others	88	2	8	98	70	1		71
	8,190	**3**	**8**	**8,201**	**8,342**	**4**		**8,346**
Other receivables:								
Unconsolidated subsidiaries	2			2	14			14
Affiliated companies	17			17	1			1
Others	4,281	1,059	150	5,490	3,385	223	254	3,862
	4,300	**1,059**	**150**	**5,509**	**3,400**	**223**	**254**	**3,877**
Total accounts receivables	**13,171**	**1,064**	**158**	**14,393**	**12,546**	**227**	**254**	**13,027**
Accrued income	**39**			**39**	**152**			**152**

ANNEX 2

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE
(in millions of euro)

	12/31/2002				12/31/2001			
	Amount due				Amount due			
	Within one year	From two to five years	After five years	Total	Within one year	From two to five years	After five years	Total
Medium and long-term debt								
Debentures	113	6,285	4,226	10,624	180	5,722	2,281	8,183
Convertible debentures	-	1,964	-	1,964	-	2,500	-	2,500
Due to banks	1,225	1,801	2	3,028	1,105	2,995	345	4,445
Due to other lenders	609	567	77	1,253	186	1,090	96	1,372
Suppliers	3	13	-	16	12	155	-	167
Notes	221	-	-	221	-	221	-	221
Affiliated companies	369	18	6	393	48	176	298	522
Taxes payables	18	14	-	32	18	32	-	50
Other liabilities	119	30	15	164	120	157	15	292
	2,677	**10,692**	**4,326**	**17,695**	**1,669**	**13,048**	**3,035**	**17,752**
Short-term debt								
Due to banks	2,000	-	-	2,000	5,790	-	-	5,790
Due to other lenders	166	-	-	166	791	-	-	791
Trade accounts payable	5	-	-	5	1	-	-	1
Notes payable	20	-	-	20	-	-	-	-
Unconsolidated subsidiaries	8	-	-	8	17	-	-	17
Affiliated companies	5	-	-	5	31	-	-	31
Other liabilities	208	-	-	208	815	-	-	815
	2,412	**-**	**-**	**2,412**	**7,445**	**-**	**-**	**7,445**
Trade accounts payable (1)								
Suppliers	5,456	-	-	5,456	6,058	-	-	6,058
Unconsolidated subsidiaries	2	-	-	2	3	-	-	3
Affiliated companies	245	-	-	245	343	-	-	343
Parent companies	-	-	-	-	1	-	-	1
	5,703	**-**	**-**	**5,703**	**6,405**	**-**	**-**	**6,405**
Other payables								
Unconsolidated subsidiaries	6	-	-	6	5	-	-	5
Affiliated companies	2	-	-	2	6	-	-	6
Parent companies	296	-	-	296	-	-	-	-
Taxes payable	559	6	-	565	822	50	-	872
Contributions to pension and social security institutions	249	286	249	784	267	272	326	865
Other liabilities	4,139	5	-	4,144	3,738	6	-	3,744
	5,251	**297**	**249**	**5,797**	**4,838**	**328**	**326**	**5,492**
Total liabilities (1)	**16,043**	**10,989**	**4,575**	**31,607**	**20,357**	**13,376**	**3,361**	**37,094**
Accrued expenses	**455**			**455**	**403**	**-**	**-**	**403**

(1) not including advances

ANNEX 3

RECONCILIATION OF THE SHAREHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES IN THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001

(in millions of euro)	TELECOM ITALIA'S INTEREST				MINORITY INTEREST			TOTAL
	Share capital	Reserves and retained earnings	Net income (loss)	Total	share capital and reserves	Net income (loss)	Total	
Financial statements of Telecom Italia at December 31, 2001	4,023	11,697	151	15,871				15,871
Results of consolidated companies			(7,020)	(7,020)		(1,048)	(1,048)	(8,068)
Share capital and reserves of consolidated companies		32,301		32,301	5,914		5,914	**38,215**
. carrying value of investments in consolidated companies		(39,539)		(39,539)				**(39,539)**
Consolidation adjustments:								
. elimination of tax-related entries		(137)	70	(67)	4	1	5	**(62)**
. valuation of investments using the equity method		(1,526)	(888)	(2,414)	(636)	(136)	(772)	**(3,186)**
. positive differences on purchase of investments		9,788	(860)	8,928	464	(43)	421	**9,349**
. elimination of intra-Group dividends		263	(1,334)	(1,071)		(27)	(27)	**(1,098)**
. losses of subsidiaries included in the results of parent companies and extraordinary writedowns of investments		(612)	7,826	7,214	7	1,609	1,616	**8,830**
. gains on sales of investments		(149)	(35)	(184)	(4)	4		**(184)**
. elimination of intra-Group profits included in fixed assets and intangibles		(283)	57	(226)	(21)	4	(17)	**(243)**
. elimination of intra-Group profits on investments		(469)		(469)	(283)		(283)	**(752)**
. other		233	(35)	198	(68)	46	(22)	**176**
Consolidated financial statements at December 31, 2001	**4,023**	**11,567**	**(2,068)**	**13,522**	**5,377**	**410**	**5,787**	**19,309**

ANNEX 3

RECONCILIATION OF THE SHAREHOLDERS' EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES IN THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002

(in millions of euro)

	TELECOM ITALIA'S INTEREST				MINORITY INTEREST			TOTAL
	Share capital	Reserves and retained earnings	Net income (loss)	Total	Share capital and reserves	Net income (loss)	Total	
Financial statements of Telecom Italia at December 31, 2002	**4,024**	**8,577**	**(1,645)**	**10,956**				**10,956**
Results of consolidated companies			(2,428)	(2,428)		(1,002)	(1.,002)	**(3,430)**
Share capital and reserves of consolidated companies		24,728		24,728	3,388		3,388	**28,116**
. carrying value of investments in consolidated companies		(32,773)		(32,773)				**(32,773)**
Consolidation adjustments:								
. elimination of tax-related entries		(86)	36	(50)	2		2	**(48)**
. valuation of investments by the equity method		(720)	222	(498)	(417)	(743)	(1,160)	**(1,658)**
. positive differences on purchase of investments		6,844	(784)	6,060	598	(61)	537	**6,597**
. elimination of intra-Group dividends		1,119	(1,478)	(359)	10	(16)	(6)	**(365)**
. losses of subsidiaries included in the results of parent companies and extraordinary writedowns of investments		(1,081)	5,223	4,142	(26)	2,284	2,258	**6,400**
. gains on sales of investments		(690)	493	(197)	(158)	129	(29)	**(226)**
. elimination of intra-Group profits included in fixed assets and intangibles		(224)	66	(158)	(14)	4	(10)	**(168)**
. elimination of intra-Group profits on investments		(418)		(418)	(261)		(261)	**(679)**
. other		71	(27)	44	37	24	61	**105**
Consolidated financial statements at December 31, 2002	**4,024**	**5,347**	**(322)**	**9,049**	**3,159**	**619**	**3,778**	**12,827**

ANNEX 4

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001
(in millions of euro)

	TELECOM ITALIA'S INTEREST				MINORITY INTEREST			TOTAL
	Share Capital	Reserves and retained earnings	Net income (loss)	Total	Share Capital and reserves	Net income (loss)	Total	
Consolidated financial statements at December 31, 2000	**3,835**	**12,958**	**2,028**	**18,821**	**5,788**	**920**	**6,708**	**25,529**
Deconsolidation of Nortel Inversora group	-	-	-	-	(781)	(56)	(837)	(837)
Consolidated financial statements at December 31, 2000	**3,835**	**12,958**	**2,028**	**18,821**	**5,007**	**864**	**5,871**	**24,692**
Contribution by shareholders	1	137		138	102		102	240
Cancellation of treasury stock and euro conversion	187	(898)		(711)				(711)
Appropriation of 2000 net income:								
Dividends distributed		(281)	(2,028)	(2,309)		(788)	(788)	(3,097)
Transfer to reserves					76	(76)		
Consolidation of Entel Chile group					358		358	358
Translation adjustments on the conversion of financial statements in foreign currencies and other		(349)		(349)	(166)		(166)	(515)
Net income (loss) for the year 2001			(2,068)	(2,068)		410	410	(1,658)
Consolidated financial statements at December 31, 2001	**4,023**	**11,567**	**(2,068)**	**13,522**	**5,377**	**410**	**5,787**	**19,309**

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2002
(in millions of euro)

	TELECOM ITALIA'S INTEREST				MINORITY INTEREST			TOTAL
	Share Capital	Reserves and retained earnings	Net income (loss)	Total	Share capital and reserves	Net income (loss)	Total	
Consolidated financial statements at December 31, 2001	**4,023**	**11,567**	**(2,068)**	**13,522**	**5,377**	**410**	**5,787**	**19,309**
Contribution by shareholders	1	8		9	49		49	58
Appropriation of 2001 net income:								
Dividends distributed		(2,306)		(2,306)	(531)	(410)	(941)	(3,247)
Transfer to reserves		(2,068)	2,068					
Distribution of extraordinary reserves		(987)		(987)	(711)		(711)	(1,698)
Translation adjustments on the conversion of financial statements in foreign currencies and other		(867)		(867)	(1,025)		(1,025)	(1,892)
Net income (loss) for the year 2002			(322)	(322)		619	619	297
Consolidated financial statements at December 31, 2002	**4,024**	**5,347**	**(322)**	**9,049**	**3,159**	**619**	**3,778**	**12,827**

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name (type of business)	Head office	Share capital		% ownership	% of voting rights	Held by
Domestic Wireline						
ATESIA -Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	Rome (Italy)	EUR	3,150,406	100.00		TELECOM ITALIA
INTELCOM SAN MARINO S.p.A (telecommunications services in San Marino)	Republic of San Marino	EUR	1,550,000	70.00		TELECOM ITALIA INTERNATIONAL
LATIN AMERICAN NAUTILUS S.A. (holding company)	Luxembourg	USD	60,000,000	70.00 10.00 10.00 10.00		TELECOM ITALIA ENTEL BOLIVIA ENTEL CHILE TELECOM ARGENTINA STET-FRANCE TELECOM
· LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and maintenance of submarine cable systems)	Buenos Aires (Argentina)	ARS	12,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS BOLIVIA S.r.l. (installation and maintenance of submarine cable systems)	La Paz (Bolivia)	BOB	1,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS BRASIL Ltda (installation and maintenance of submarine cable systems)	Rio de Janeiro (Brazil)	BRL	20,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS USA
· LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	Santiago (Chile)	CLP	6,200,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS COLOMBIA S.A. (installation and maintenance of submarine cable systems)	Bogotá (Colombia)	COP	28,430,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	1,000,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	Panama	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS PERU' S.A. (installation and maintenance of submarine cable systems)	Lima (Perù)	PEN	3,500	100.00 (*)		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS ST. CROIX LLC (installation and maintenance of submarine cable systems)	St. Croix (USA Virgin Islands)	USD	1,000	100.00		LATIN AMERICAN NAUTILUS S.A
· LATIN AMERICAN NAUTILUS USA Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A
· · LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS USA
· LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	Caracas (Venezuela)	VEB	7,000,000	100.00 (*)		LATIN AMERICAN NAUTILUS S.A
MED-1 SUBMARINE CABLES Ltd (construction and maintenance of submarine cable Lev)	Tel Aviv (Israel)	ILS	100,000	23.17 27.83		TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
· MED 1 IC-1 (1999) Ltd (installation and maintenance of submarine cable IC1)	Tel Aviv (Israel)	ILS	1,000	99.99 0.01		MED-1 SUBMARINE CABLES MED-1 ITALY
· MED-1 (NETHERLANDS) B.V. (holding company)	Amsterdam (Holland)	EUR	18,151	100.00		MED-1 SUBMARINE CABLES
· · MED-1 ITALY S.r.l. (installation and maintenance submarine cable systems in Italian seas)	Rome (Italy)	EUR	548,477	100.00		MED-1 NETHERLANDS
MEDITERRANEAN NAUTILUS S.A. (holding company)	Luxembourg	USD	326,480,000	62.51 7.49		TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
- ELETTRA TLC S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	10,329,200	100.00		MEDITERRANEAN NAUTILUS S.A.
- MEDITERRANEAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	100,000	51.00		MEDITERRANEAN NAUTILUS S.A.
- - MEDITERRANEAN NAUTILUS B.V. (holding company)	Amsterdam (Holland)	EUR	18,003	100.00		MEDITERRANEAN NAUTILUS Ltd
- - - MEDITERRANEAN NAUTILUS GREECE S.A. (installation and maintenance of submarine cable systems)	Athens (Greece)	EUR	111,600	100.00		MEDITERRANEAN NAUTILUS B.V.
- - - MEDITERRANEAN NAUTILUS ISRAEL Ltd (installation and maintenance of submarine cable systems)	Tel Aviv (Israel)	ILS	1,000	100.00		MEDITERRANEAN NAUTILUS B.V.
- - - MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	3,100,000	100.00		MEDITERRANEAN NAUTILUS B.V.
- - - MEDITERRANEAN NAUTILUS Inc. (telecommunications activities)	Delaware (USA)	USD	3,000	100.00		MEDITERRANEAN NAUTILUS B.V.

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- MEDITERRANEAN NAUTILUS TELEKOMUNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications activities)	Istanbul (Turkey)	TRL	350,000,000,000	99.9988 0.0003 0.0003 0.0003 0.0003		MEDITERRANEAN NAUTILUS B.V. MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ISRAEL MEDITERRANEAN NAUTILUS ITALY MEDITERRANEAN NAUTILUS GREECE
PATH.NET S.p.A. (networking systems and telecommunications)	Rome (Italy)	EUR	25,800,000	99.99 0.01		TELECOM ITALIA IT TELECOM
TELECONTACT CENTER S.p.A. (telemarketing)	Naples (Italy)	EUR	110,000	100.00		TELECOM ITALIA
TELECOM ITALIA SPARKLE S.p.A. (ex-TMI) (public and private telecommunication services)	Rome (Italy)	EUR	200,000,00(	100.00		TELECOM ITALIA
- TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,200	100.00		TELECOM ITALIA SPARKLE
- TELECOM ITALIA OF NORTH AMERICA Inc. (telecommunications promotional services)	New York (USA)	USD	15,550,000	100.00		TELECOM ITALIA SPARKLE
- TELECOM ITALIA SPAIN S.L. UNIPERSONAL (telecommunications services)	Madrid (Spain)	EUR	703,111	100.00		TELECOM ITALIA SPARKLE
- TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	Brussels (Belgium)	EUR	3,000,000	100.00		TELECOM ITALIA SPARKLE
- TI FRANCE S.A.R.L. (telecommunications services)	Paris (France)	EUR	10,307,800	100.00		TELECOM ITALIA SPARKLE
- TI GERMANY GmbH (telecommunications services)	Frankfurt (Germany)	EUR	25,000	100.00		TELECOM ITALIA SPARKLE
- TI SWITZERLAND GmbH (telecommunications services)	Zürich (Switzerland)	CHF	2,000,000	100.00		TELECOM ITALIA SPARKLE
- TI Telecom Italia (Austria) Telekommunikationsdienste GmbH (telecommunications services)	Vienna (Austria)	EUR	1,835,000	100.00		TELECOM ITALIA SPARKLE
- TI UNITED KINGDOM Ltd (telecommunications services)	London (UK)	GBP	2,680,000	100.00		TELECOM ITALIA SPARKLE
- TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A. (holding company)	Luxembourg	EUR	82,150,674.64	100.00 (*)		TELECOM ITALIA SPARKLE
- TMI TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	London (UK)	USD	558,472,454	67.88 32.12		TMI TELEMEDIA INTERN. LUX. TELECOM ITALIA SPARKLE
- TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	New Jersey (USA)	USD	119,022,889.68	100.00		TMI TELEMEDIA INTERN. Ltd

Mobile

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TELECOM ITALIA MOBILE S.p.A. (mobile telecommunications)	Turin (Italy)	EUR	513,964,432.74	54.82 0.17	55.68 0.17	TELECOM ITALIA TELECOM ITALIA FINANCE
- TIM INTERNATIONAL N.V. (holding company)	Amsterdam (Holland)	EUR	555,427,000	100.00		TELECOM ITALIA MOBILE
- STET HELLAS TELECOMMUNICATIONS S.A. (mobile telephony services)	Athens (Greece)	EUR	126,453,694.4	81.40 0.13		TIM INTERNATIONAL TELECOM ITALIA FINANCE
- TIM BRASIL S.A. (holding company)	Saõ Paulo (Brazil)	BRL	4,760,522,987.04	100.00 (*)		TIM INTERNATIONAL
- BITEL PARTICIPACOES S.A. (holding company)	Rio de Janeiro (Brazil)	BRL	2,290,264,028	100.00 (*)		TIM BRASIL
- TELE CELULAR SUL PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Curitiba (Brazil)	BRL	324,666,393.24	20.68 (*)	52.06	BITEL PARTICIPACOES
- TELEPAR CELULAR S.A. (mobile telephony operator)	Curitiba (Brazil)	BRL	912,839,704.66	80.79 (*)	90.19	TELE CELULAR SUL
- CTMR CELULAR S.A. (mobile telephony operator)	Pelotas (Brazil)	BRL	21,251,917.26	100.00 (*)		TELEPAR CELULAR
- TELESC CELULAR S.A. (mobile telephony operator)	Florianopolis (Brazil)	BRL	266,803,506.58	100.00 (*)		TELEPAR CELULAR
- TELE NORDESTE CELULAR PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Recife (Brazil)	BRL	288,442,548.62	21.18 (*)	52.32	BITEL PARTICIPACOES
- TELASA CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	33,970,730.02	78.78 (*)	97.31	TELE NORDESTE CELULAR
- TELECEARA' CELULAR S.A. (mobile telephony operator)	Fortaleza (Brazil)	BRL	148,484,134.39	79.99 (*)	86.00	TELE NORDESTE CELULAR
- TELEPISA CELULAR S.A. (mobile telephony operator)	Teresina (Brazil)	BRL	24,762,149.14	79.46 (*)	97.59	TELE NORDESTE CELULAR
- TELERN CELULAR S.A. (mobile telephony operator)	Natal (Brazil)	BRL	45,011,693.89	76.19 (*)	92.87	TELE NORDESTE CELULAR
- TELPA CELULAR S.A. (mobile telephony operator)	Joao Pessoa (Brazil)	BRL	43,164,229.17	71.85 (*)	94.87	TELE NORDESTE CELULAR

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- TELPE CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	125,620,727.74	78.68 (*)	95.16	TELE NORDESTE CELULAR
- STARCEL Ltda (call center services)	Saõ Paulo (Brazil)	BRL	30,000	100.00 (*)		TIM BRASIL
- TIM CELULAR S.A. (ex-PORTALE SAO PAULO S.A.) (mobile telephony operator)	Saõ Paulo (Brazil)	BRL	1,251,790,742	100.00 (*)		TIM BRASIL
- MAXITEL S.A. (mobile telephony operator)	Belo Horizonte (Brazil)	BRL	677,679,703	58.70 (*) 37.97 3.33	43.15 46.85 10.00	TIM INTERNATIONAL BITEL PARTICIPACOES TIM BRASIL
- TIMNET.COM S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	78,000,000	20.00 (*) 20.00 20.00 20.00 20.00		TIM INTERNATIONAL MAXITEL TELE NORDESTE CELULAR TELE CELULAR SUL TIM CELULAR
- TIMNET USA Inc. (mobile services)	New Jersey (USA)	USD	11,000,000	100.00		TIM INTERNATIONAL
- TIM PERU' S.A.C. (mobile telephony operator)	Lima (Perù)	PEN	1,337,542,452	100.00 (*)		TIM INTERNATIONAL
- CORPORACION DIGITEL C.A. (telecommunications services)	Caracas (Venezuela)	VEB	42,823,450,241	66.56		TIM INTERNATIONAL

South America

ENTEL CHILE S.A. (telecommunications services)	Santiago (Chile)	CLP	408,096,296,423	54.76		TELECOM ITALIA INTERNATIONAL
- AMERICATEL CENTROAMERICA S.A. (holding company)	Guatemala City (Guatemala)	USD	2,649,608	78.65		ENTEL CHILE
- AMERICATEL EL SALVADOR S.A. DE C.V. (telecommunications services)	San Salvador (El Salvador)	USD	1,143,572.24	15.00 85.00		ENTEL CHILE AMERICATEL CENTROAMERICA
- AMERICATEL GUATEMALA S.A. (telecommunications services)	Guatemala City (Guatemala)	GTQ	450,000	100.00		AMERICATEL CENTROAMERICA
- AMERICATEL HONDURAS S.A. (telecommunications services)	Tegucigalpa (Honduras)	HNL	500,000	100.00 (*)		AMERICATEL CENTROAMERICA
- ENTEL CALL CENTER S.A. (telecommunications services)	Santiago (Chile)	CLP	10,827,422,540	90.00 10.00		ENTEL CHILE ENTEL INVERSIONES
- ENTEL INTERNATIONAL B.V.I. Corp. (holding company)	Tortola (British Virgin Islands)	CLP	32,424,451,213	100.00		ENTEL CHILE
- AMERICATEL CORP. USA (telecommunications services)	Florida (USA)	USD	62,372,552.74	80.00		ENTEL INTERNATIONAL B.V.I.
- ENTEL USA HOLDING Inc. (holding company)	Florida (USA)	USD	1,000	100.00		ENTEL INTERNATIONAL B.V.I.
- AMERICASKY Corporation (telecommunications services)	Florida (USA)	USD	1,000	80.00 20.00		ENTEL USA HOLDING ENTEL INTERNATIONAL B.V.I.
- ENTEL INVERSIONES S.A. (holding company)	Santiago (Chile)	CLP	3,223,396,817	100.00 (*)		ENTEL CHILE
- AMERICATEL PERU' S.A. (telecommunications services)	Lima (Perù)	PEN	39,288,339.60	45.69 54.31		ENTEL CHILE ENTEL INVERSIONES
- ENTEL INVESTMENTS Inc. (holding company)	Tortola (British Virgin Islands)	USD	1,630	100.00		ENTEL CHILE
- ENTEL SERVICIOS TELEFONICOS S.A. (telecommunications services)	Santiago (Chile)	CLP	1,103,479,919	91.42 8.58		ENTEL CHILE ENTEL INVERSIONES
- ENTEL TELEFONIA LOCAL S.A. (local telecommunications services)	Santiago (Chile)	CLP	23,113,989,207	99.00 1.00		ENTEL CHILE ENTEL INVERSIONES
- CHILE WIRELESS S.A. (holding company)	Santiago (Chile)	CLP	116,128,205	99.00 1.00		ENTEL TELEFONIA LOCAL ENTEL INVERSIONES
- ENTEL TELEFONIA PERSONAL S.A. (holding company)	Santiago (Chile)	CLP	127,256,898,429	94.64 5.36		ENTEL CHILE ENTEL INVERSIONES
- EMPRESA DE RADIOCOMUNICACIONES INSTA BEEP Ltda (telecommunications services)	Santiago (Chile)	CLP	1,757,062,939	99.90		ENTEL TELEFONIA PERSONAL
- ENTEL PCS TELECOMUNICACIONES S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	98,369,022,334	0.10 99.90		ENTEL CHILE ENTEL TELEFONIA PERSONAL
- ENTEL TELEFONIA MOVIL S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	1,883,969,582	0.08 99.92		ENTEL CHILE ENTEL TELEFONIA PERSONAL
- MICARRIER TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	3,233,725,941	99.99 0.01		ENTEL CHILE ENTEL INVERSIONES

000254

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- ENTEL VENEZUELA C.A. (ex-ORBITEL VENEZUELA C.A.) (telecommunications services)	Caracas (Venezuela)	VEB	709,500,000	100.00		ENTEL CHILE
- RED DE TRANSACCIONES ELECTRONICAS S.A (telecommunications services)	Santiago (Chile)	CLP	1,629,756,041	93.76		ENTEL CHILE
- SATEL TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	2,779,689,356	99.90 0.10		ENTEL CHILE ENTEL INVERSIONES
ENTEL Empresa Nacional de Telecomunicaciones S.A. (telecommunications services)	La Paz (Bolivia)	BOB	1,280,898,800	50.00		ETI
- DATACOM S.A. (data transmission services)	La Paz (Bolivia)	BOB	66,938,200	99.99		ENTEL S.A.
TELECOM ITALIA AMERICA LATINA S.A. (telecommunications promotional services)	São Paulo (Brazil)	BRL	43,614,072	100.00		TELECOM ITALIA
Internet and Media						
SEAT PAGINE GIALLE S.p.A. (publishing and Internet services)	Milan (Italy)	EUR	341,183,511.30	53.21 2.03 0.02	53.5850 2.068 0.0171	TELECOM ITALIA TELECOM ITALIA FINANCE IT TELECOM
- ANNUARI ITALIANI S.p.A. (ex-KOMPASS ITALIA) (publishing of annuals and sale of telematic products)	Turin (Italy)	EUR	1,610,904.88	100.00		SEAT PAGINE GIALLE
- CIPI S.p.A. (personalized products for companies)	Milan (Italy)	EUR	1,200,000	60.00		SEAT PAGINE GIALLE
- CONSODATA S.A. (management and supply of data banks and market research)	Levallois Perret (France)	EUR	4,748,159.50	90.42		SEAT PAGINE GIALLE
- BCA FINANCES S.A. (analysis, management and marketing of data banks)	Lille (France)	EUR	107,100	100.00		CONSODATA S.A.
- BCA S.A. (analysis, management and marketing of data banks)	Lille (France)	EUR	80,000	17.00 83.00		CONSODATA S.A. BCA FINANCES
- CAL - CONSUMER ACCES Ltd (management and supply of data banks)	Kingston (UK)	GBP	200,000	100.00		CONSODATA S.A.
- CONSODATA UK Ltd (business information)	Kingston (UK)	GBP	2	100.00		CAL - CONSUMER ACCES
- CHINALOOP HOLDINGS (direct marketing)	Cayman Islands	USD	29,961.3	50.06		CONSODATA S.A.
- CHINALOOP (MAURITIUS) Co (direct marketing)	Port Louis (Mauritius)	USD	200	100.00		CHINALOOP HOLDINGS
- SHANGHAI CHINALOOP INFORMATION SERVICES (direct marketing)	Shanghai (China)	USD	1,730,000	100.00		CHINALOOP (MAURITIUS)
- CONSOBELGIUM S.A. (business information)	Brussels (Belgium)	EUR	62,500	100.00		CONSODATA S.A.
- CONSODATA ESPANA S.A. (business information)	Barcelona (Spain)	ESP	310,000,000	100.00		CONSODATA S.A.
- QUANTITATIVE MARKETING TECHNOLOGIES S.L. (direct marketing)	Barcelona (Spain)	EUR	13,113	70.00		CONSODATA ESPANA
- CONSODATA SOLUTIONS S.A. (data management)	Levallois Perret (France)	EUR	270,000	100.00		CONSODATA S.A.
- CONSODATA S.p.A. (services of direct marketing; creation, management and marketing of data bank)	Rome (Italy)	EUR	13,200,000	100.00		CONSODATA S.A.
- CONSODATA MARKETING INTELLIGENCE S.r.l. (ex-DOMINO RESEARCH S.r.l.) (data processing geomarketing sector)	Milan (Italy)	EUR	46,400	96.00		CONSODATA S.p.A.
- DWI S.p.A. (design, software realization)	Verona (Italy)	EUR	500,000	51.00		CONSODATA S.p.A.
- FINANZA E GESTIONE S.r.l. (creation, management and trading of data banks for the banking sector)	Milan (Italy)	EUR	77,450	100.00		CONSODATA S.p.A.
- PUBBLIBABY S.p.A. (design, management and marketing of native sector data bank)	Cusago (Milan, Italy)	EUR	100,000	100.00		CONSODATA S.p.A.
- MEDIA PRISME S.A. (analysis, management and marketing of data banks)	Levallois Perret (France)	EUR	40,000	50.00 50.00		CONSODATA S.A. BCA FINANCES
- MEDIA PRISME ESPAGNE S.A. (direct marketing)	Madrid (Spain)	EUR	30,490	100.00		MEDIA PRISME
- MP LIST S.A. (analysis, management and marketing of data banks)	Brussels (Belgium)	FB	750,000	100.00		MEDIA PRISME
- CONSODATA GROUP Ltd (management and supply of data banks)	London (UK)	GBP	25,146,140	99.996 0.004		SEAT PAGINE GIALLE CAL - CONSUMER ACCES
- NETCREATIONS Inc. (management of the license regarding the software products of Netex Ltd)	New York (USA)	USD	1	100.00		CONSODATA GROUP

000255

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- PAN-ADRESS DIREKTMARKETING VERWALTUNG GmbH (direct marketing)	Munich (Germany)	EUR	25,000	100.00		CONSODATA GROUP
- PAN-ADRESS DIREKTMARKETING & Co. KG (direct marketing)	Munich (Germany)	DEM	2,040,000	100.00		CONSODATA GROUP
- CONSODATA DEUTSCHLAND GmbH (in liquidation) (direct marketing)	Munich (Germany)	DEM	50,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- CONSODATA MARKETING INTELLIGENCE GmbH (direct marketing)	Munich (Germany)	EUR	25,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- MEDIPLAN GmbH (in liquidation) (direct marketing)	Munich (Germany)	EUR	26,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- DATABANK S.p.A. (marketing)	Milan (Italy)	EUR	937,300	93.465		SEAT PAGINE GIALLE
- DBK S.A. (marketing)	Madrid (Spain)	EUR	99,000	99.99		DATABANK S.p.A.
- EUREDIT S.A. (realization, promotion and marketing of European "Europages" product annual)	Paris (France)	EUR	2,800,000	93.562		SEAT PAGINE GIALLE
- FINANZIARIA WEB S.p.A. (financing)	Turin (Italy)	EUR	9,606,073.50	60.00		SEAT PAGINE GIALLE
- MATRIX S.p.A (Internet services)	Milan (Italy)	EUR	1,100,000	0.70 66.00 33.30		SEAT PAGINE GIALLE FINANZIARIA WEB N.V. VERTICO
- FREE FINANCE S.p.A (Internet loans for the real estate market)	Milan (Italy)	EUR	148,102	100.00		MATRIX
- WEBNEXT S.r.l. (ex-XOOM.it S.p.A.) (in liquidation) (development and management of virtual communities)	Milan (Italy)	EUR	100,000	100.00		MATRIX
- FINSATEL S.r.l. (in liquidation) (holding company)	Turin (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
- GIALLO PROFESSIONAL PUBLISHING S.p.A. (publishing, typographic and graphic marketing, advertising)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
- GRUPPO EDITORIALE FAENZA EDITRICE S.p.A. (publishing house)	Faenza (Ravenna, Italy)	EUR	260,000	60.00		GIALLO PROFESSIONAL PUBLISHING
- FAENZA EDITRICE IBERICA S.L. (publishing house also on behalf of third parties)	Castellon de La Plana (Spain)	EUR	3,005.50	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- FAENZA EDITRICE DO BRASIL Ltda (publishing house also on behalf of third parties)	Saõ Paulo (Brazil)	BRL	133,169	91.00 9.00		GRUPPO EDITORIALE FAENZA EDITRICE FAENZA EDITRICE IBERICA
- PROMO ADVERTISING S.r.l. (acquisition of advertising on behalf of magazines, TV and multimedia broadcasting)	Faenza (Ravenna, Italy)	EUR	10,320	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- GRUPPO EDITORIALE JCE S.p.A. (publishing house)	Cinisello Balsamo (Milan, Italy)	EUR	1,032,800	65.00		GIALLO PROFESSIONAL PUBLISHING
- QUASAR E ASSOCIATI S.r.l. (multimedia publishers)	Milan (Italy)	EUR	20,408	51.00		GIALLO PROFESSIONAL PUBLISHING
- EDITORIALE QUASAR S.r.l. (publishing house and advertising agency)	Milan (Italy)	EUR	10,000	100.00		QUASAR E ASSOCIATI
- TTG ITALIA S.p.A. (publishing house for the tourist market)	Turin (Italy)	EUR	100,000	98.00		GIALLO PROFESSIONAL PUBLISHING
- GIALLO VOICE S.p.A. (teleselling, telemarketing, call centers and marketing)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
- IMR S.r.l. (call center services)	Turin (Italy)	EUR	10,500	100.00		GIALLO VOICE
- OPS S.r.l. (call center services)	Milan (Italy)	EUR	10,200	66.00		GIALLO VOICE
- TELEPROFESSIONAL S.r.l. (call center services)	Monza (Milan, Italy)	EUR	52,000	66.00		GIALLO VOICE
- GRUPPO BUFFETTI S.p.A. (supply of products regarding the paper industry, printing and publishing)	Rome (Italy)	EUR	11,817,000	100.00		SEAT PAGINE GIALLE
- OFFICE AUTOMATION PRODUCTS S.p.A. (wholesale magnetic support sales)	Lecco (Italy)	EUR	774,000	84.00		GRUPPO BUFFETTI
- IS PRODUCTS S.p.A. (marketing of office automation)	Lecco (Italy)	EUR	9,360,000	27.78 72.22		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS
- INCAS PRODUCTIONS S.r.l. (wholesale production and marketing of office consumable products)	Venaria Reale (Turin, Italy)	EUR	510,000	100.00		OFFICE AUTOMATION PRODUCTS
- PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A. (production and marketing of business software)	Rome (Italy)	EUR	127,500	100.00		GRUPPO BUFFETTI
- SK DIRECT S.r.l. (graphic arts)	Rome (Italy)	EUR	5,522,920	58.37 41.63		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS

000256

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A. (production, marketing on TV and press)	Rome (Italy)	EUR	5,064,000	100.00		SEAT PAGINE GIALLE
- GLOBO EUROPA B.V. (in liquidation) (services and operations in the field of radio and TV broadcasting)	Amsterdam (Holland)	EUR	181,512.09	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
- HOLDING MEDIA E COMUNICAZIONE PUBBLICITA' S.r.l. (in liquidation) (purchase and sale of advertising spaces and management of advertising in the field of radio and TV broadcasting)	Rome (Italy)	EUR	516,500	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
- TV INTERNAZIONALE S.p.A. (purchase, management and maintenance of technical transmission systems for audio and video broadcasting)	Rome (Italy)	EUR	6,200,000	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
- BEIGUA S.r.l. (purchase, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	Rome (Italy)	EUR	51,480	51.00		TV INTERNAZIONALE
- GIAROLO S.r.l. (purchase, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	Rome (Italy)	EUR	50,490	75.50		TV INTERNAZIONALE
- MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	Rome (Italy)	EUR	12,151,928	51.00		TV INTERNAZIONALE
- MTV PUBBLICITA' S.r.l. (advertising agency)	Milan (Italy)	EUR	10,400	100.00		MTV ITALIA
- TDL INFOMEDIA Ltd (holding company)	Hampshire (UK)	GBP	139,524.78	99.73		SEAT PAGINE GIALLE
- MYBLUECAT.COM Ltd (in liquidation) (supply of services)	Hampshire (UK)	GBP	2	100.00		TDL INFOMEDIA
- TDL INFOMEDIA FINANCE Ltd (holding company)	Hampshire (UK)	GBP	9,734.09	100.00		TDL INFOMEDIA
- TDL INFOMEDIA HOLDINGS Plc (holding company)	Hampshire (UK)	GBP	397,126.43	100.00		TDL INFOMEDIA FINANCE
- TDL INFOMEDIA GROUP Plc (holding company)	Hampshire (UK)	GBP	624,576.64	100.00		TDL INFOMEDIA HOLDINGS
- TDL GROUP Ltd (holding company)	Hampshire (UK)	GBP	89,864.25	100.00		TDL INFOMEDIA GROUP
- THOMSON DIRECTORIES Ltd (publishing and marketing directories)	Hampshire (UK)	GBP	1,340,000	100.00		TDL GROUP
- THOMSON DIRECTORIES PENSION COMPANY Ltd (management of Thomson Directories Pension fund)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
- TDL INVESTMENTS B.V. (in liquidation) (supply of services)	Rotterdam (Holland)	EUR	20,000	100.00		TDL INFOMEDIA
- TELEGATE HOLDING GmbH (holding company)	Martinsried (Germany)	EUR	26,076	100.00		SEAT PAGINE GIALLE
- TELEGATE A.G. (call center services)	Martinsried (Germany)	EUR	20,944,355	16.46 61.98		SEAT PAGINE GIALLE TELEGATE HOLDING
- 118866 Ltd (ex-TELEGATE Ltd) (call center services)	London (UK)	GBP	1	100.00		TELEGATE A.G.
- ARSMOVENDI.COM A.G. (in liquidation) (Internet services)	Munich (Germany)	EUR	150,000	100.00		TELEGATE A.G.
- TRAVELGATE BUSINESS GmbH (in liquidation) (business tour operator)	Munich (Germany)	EUR	25,000	100.00		ARSMOVENDI .COM
- DATAGATE GmbH (call center)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE A.G.
- KIMTRAVEL CONSULTING A.G. (in liquidation) (Internet services)	Munich (Germany)	EUR	69,493	100.00		TELEGATE A.G.
- TELEGATE AKADEMIE GmbH (training center for employees of call centers)	Rostock (Germany)	EUR	25,000	100.00		TELEGATE A.G.
- TELEGATE ANKLAM GmbH (Internet services)	Anklam (Germany)	EUR	51,129	100.00		TELEGATE A.G.
- 11880.com GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE ANKLAM
- MOBILSAFE A.G. (in liquidation) (Internet services)	Meerbusch (Germany)	EUR	150,000	100.00		TELEGATE ANKLAM
- TELEGATE ESPANA S.A. (call center services)	Madrid (Spain)	EUR	3,061,000	100.00		TELEGATE A.G.
- TELEGATE GmbH (call center services)	Vienna (Austria)	EUR	35,000	100.00		TELEGATE A.G.
- TELEGATE Inc. (call center services)	Texas (USA)	USD	10,000,010	100.00		TELEGATE A.G.

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- TELEGATE ITALIA S.r.l. (call center services)	Milan (Italy)	EUR	129,000	100.00		TELEGATE A.G.
- TGT HOLDING B.V. (in liquidation) (holding company)	Schiphol (Holland)	EUR	18,200	100.00		TELEGATE A.G.
Information Technology Market						
FINSIEL - Consulenza e Applicazioni Informatiche S.p.A. (conception and implementation of projects in information technology applications)	Rome (Italy)	EUR	59,982,384.60	77.92 0.63		TELECOM ITALIA FINSIEL
- AGRISIAN - Consulenza e Servizi per l'Agricoltura S.C.p.A. (consulting and services in favor of agriculture)	Rome (Italy)	EUR	10,330,000	50.86		FINSIEL
- ASPASIEL S.r.l. (information systems)	Rome (Italy)	EUR	260,000	50.00	51.00	FINSIEL
- BANKSIEL - Società di informatica e Organizzazione p.A. (design, installation, operation and maintenance of information systems for bank and insurance companies)	Milan (Italy)	EUR	10,400,000	55.50		FINSIEL
- CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A. (electronic information systems for banking and financial industry)	Rende (Cosenza, Italy)	EUR	769,585	2.00 98.00		FINSIEL BANKSIEL
- CENTROSIEL S.p.A. (information systems)	Milan (Italy)	EUR	516,600	47.00	51.00	BANKSIEL
- EIS - Elettronica Ingegneria Sistemi S.p.A. (design, installation, operation and maintenance of sophisticated electronic systems)	Rome (Italy)	EUR	5,165,000	100.00		FINSIEL
- FINSIEL ROMANIA S.r.l. (information systems)	Bucharest (Rumania)	ROL	11,841,500,000	90.53		FINSIEL
- INSIEL - Informatica per il Sistema degli Enti Locali S.p.A. (information systems)	Trieste (Italy)	EUR	7,755,000	52.00		FINSIEL
- VENIS - VENEZIA INFORMATICA E SISTEMI S.p.A. (information systems for the municipality of Venice and other public entities)	Venice (Italy)	EUR	1,549,500	20.40 30.60		FINSIEL INSIEL
- INTERSIEL - Società Interregionale Sistemi Informativi Elettronici S.p.A. (design, installation, operation and maintenance of information systems)	Rende (Cosenza, Italy)	EUR	1,033,000	100.00		FINSIEL
- KRENESIEL - Società Sarda di Informatica S.p.A. (information systems)	Sassari (Italy)	EUR	2,582,300	41.00 10.00		FINSIEL INSIEL
- TELE SISTEMI FERROVIARI S.p.A. (information systems)	Rome (Italy)	EUR	77,003,669.54	61.00		FINSIEL
- WEBRED S.p.A. (information systems)	Perugia (Italy)	EUR	1,560,000	51.00		FINSIEL
Information Technology Group						
IT TELECOM S.p.A. (information and communication technology)	Rome (Italy)	EUR	96,853,000	100.00		TELECOM ITALIA
- NETIKOS S.p.A. (information systems)	Rome (Italy)	EUR	13,416,000	100.00		IT TELECOM
- NETIKOS FINLAND OY (development of wireless solutions)	Helsinki (Finland)	EUR	10,700	100.00		NETIKOS
- SODALIA NORTH AMERICA Inc. (telecommunications software)	Virginia (USA)	USD	700,000	100.00		IT TELECOM
- EUSTEMA S.p.A. (design, research, development and marketing of software, information and online systems)	Rome (Italy)	EUR	312,000	67.33		IT TELECOM
- TECO SOFT ARGENTINA S.A. (design, realization and sale of software)	Buenos Aires (Argentina)	ARS	12,000	100.00 (*)		IT TELECOM
- TELESOFT HELLAS S.A. (telecommunications software)	Athens (Greece)	EUR	489,000	100.00		IT TELECOM
- TELESOFT RUSSIA ZAO (telecommunications software)	Moscow (Russia)	RUB	1,592,000	75.00		IT TELECOM
- WEBEGG S.p.A. (e-business solutions)	Milan (Italy)	EUR	33,107,160	69.80 30.20		IT TELECOM FINSIEL
- TELEAP S.p.A. (software applications, architecture)	Ivrea (Turin, Italy)	EUR	1,560,000	100.00		WEBEGG
- @LIVE S.p.A. (international training)	Turin (Italy)	EUR	10,000	100.00		WEBEGG
- DOMUS ACCADEMY S.p.A. (design research)	Milan (Italy)	EUR	140,000	67.33		WEBEGG

000258

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- W.P. WINNER PROJECT B. V. (software applications)	Rotterdam (Holland)	EUR	18,152	100.00		WEBEGG
- SOFTWARE FACTORY S.p.A. (software applications)	Milan (Italy)	EUR	1,500,000	100.00		W.P. WINNER PROJECT
TELECOM ITALIA LAB S.p.A. (studies, research and venture capital in telecommunications and electronics)	Turin (Italy)	EUR	27,455,000	100.00		TELECOM ITALIA
- LOQUENDO - SOCIETA' PER AZIONI (research, development and marketing of technologies and equipment regarding voice recognition and interaction)	Turin (Italy)	EUR	3,573,741	99.99		TELECOM ITALIA LAB S.p.A.
- TELECOM ITALIA LAB GENERAL PARTNER S.A. (holding company)	Luxembourg	USD	30,000	99.97 0.03		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA FINANCE
- TELECOM ITALIA LAB S.A. (holding company)	Luxembourg	USD	25,894,360	99.99 0.01		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA FINANCE
- TELECOM ITALIA LAB B.V. (holding company)	Amsterdam (Holland)	EUR	18,655	100.00		TELECOM ITALIA LAB S.A.
- TELSY Elettronica e Telecomunicazioni S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	Turin (Italy)	EUR	390,000	100.00		TELECOM ITALIA LAB S.p.A.
Other operations						
EMSA Servizi S.p.A. (ex-CONSULTEL S.p.A.) (real estate management)	Rome (Italy)	EUR	5,000,000	100.00		TELECOM ITALIA
EPICLINK S.p.A. (telecommunication services)	Segrate (Milan, Italy)	EUR	12,500,000	86.00		TELECOM ITALIA
IN.TEL.AUDIT S.c.a r.l. (internal auditing for the Telecom Italia Group)	Milan (Italy)	EUR	2,750,000	54.55 18.18 18.18		TELECOM ITALIA SEAT PAGINE GIALLE TELECOM ITALIA MOBILE
NETESI S.p.A. (telecommunication and multimedia services)	Milan (Italy)	EUR	14,744,573	100.00		TELECOM ITALIA
SAIAT- Società Attività Intermedie Ausiliarie Telecomunicazioni p.A. (financing)	Turin (Italy)	EUR	35,745,120	100.00		TELECOM ITALIA
TELECOM ITALIA LEARNING SERVICES S.p.A. (ex-SSGRR) (professional training)	L'Aquila (Italy)	EUR	1,560,000	100.00		TELECOM ITALIA
- TELECOM ITALIA LEARNING SERVICES DO BRASIL Ltda (ex-CONSIEL DO BRASIL) (consulting and information systems)	Saõ Paulo (Brazil)	BRL	174,040	100.00 (*)		TELECOM ITALIA LEARNING SERVICES
TECNO SERVIZI MOBILI S.r.l. (real estate management)	Rome (Italy)	EUR	26,000	51.00		TELECOM ITALIA
TELECOM ITALIA INTERNATIONAL N.V. (ex-STET INTERNATIONAL NETHERLANDS N.V.) (holding company)	Amsterdam (Holland)	EUR	2,399,483,300	100.00		TELECOM ITALIA
- BBNED N.V. (telecommunications services)	Amsterdam (Holland)	EUR	82,425,000	97.56		TELECOM ITALIA INTERNATIONAL
- BBEYOND B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,000	100.00		BBNED
- ICH – International Communication Holding N.V. (holding company)	Amsterdam (Holland)	EUR	50,000	100.00		TELECOM ITALIA INTERNATIONAL
- ETI – Euro Telecom International N.V. (holding company)	Amsterdam (Holland)	EUR	50,050	100.00		ICH
TELECOM ITALIA FINANCE S.A. (ex-TI WEB) (holding company)	Luxembourg	EUR	869,162,615	100.00 (*)		TELECOM ITALIA
- ISM S.r.l. (holding company)	Turin (Italy)	EUR	10,000	100.00		TELECOM ITALIA FINANCE
- N.V. VERTICO (holding company)	Brussels (Belgium)	EUR	3,533,781	99.99 0.01		ISM TELECOM ITALIA FINANCE
- TELSI Ltd (holding company)	London (UK)	EUR	603,565,000	100.00 (*)		TELECOM ITALIA FINANCE
TELE PAY ROLL SERVICES S.p.A. (information systems for payroll services)	Rome (Italy)	EUR	2,840,000	100.00		TELECOM ITALIA

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director /Manager, or held by Fiduciaries.

000259

LIST OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
EDOTEL S.p.A. (holding company)	Turin (Italy)	EUR	15,080,541.90	60.00 40.00		TELECOM ITALIA TELECOM ITALIA MOBILE
EURO DATACOM Ltd (telecommunications services)	Huddersfield (UK)	GBP	306,666	100.00		TMI TELEMEDIA INTERN. Ltd
GOALLARS B.V. (management of an Internet site)	Amsterdam (Holland)	EUR	100,000	55.00		MATRIX
TELECOM ITALIA CAPITAL S.A. (financing)	Luxembourg	EUR	2,336,000	99.999 0.001		TELECOM ITALIA TELECOM ITALIA FINANCE
TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. (telecommunications services)	Montreal (Canada)	CAD	952,100	100.00		TMI TELEMEDIA INTERN. Ltd
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telecommunications)	Republic of San Marino	EUR	78,000	51.00		INTELCOM S.MARINO
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A. (housing and hosting)	Republic of San Marino	EUR	870,000	100.00		INTELCOM S.MARINO
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	São Paulo (Brazil)	BRL	2,443,217	100.00 (*)		TMI TELEMEDIA INTERN. Ltd
ZDNET ITALIA S.p.A. (creation and management of Internet sites)	Milan (Italy)	EUR	400,000	51.00		MATRIX
AFFILIATED COMPANIES						
ASCAI SERVIZI S.r.l. (promotion of communications strategies and process)	Rome (Italy)	EUR	73,336.84	35.21		SAIAT
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	Republic of San Marino	EUR	258,000	20.00 20.00		INTELCOM S.MARINO STREAM
BUENAVENTURA S.A. (telecommunications services)	Santiago (Chile)	CLP	1,841,258,210	50.00		ENTEL TELEFONIA PERSONAL
CABLE INSIGNIA S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	1,000,000,000	75.00		TELECOM PERSONAL
CARTESIA-CARTOGRAFIA DIGITALE S.p.A. (design, realization, marketing of numeric cartography)	Rome (Italy)	EUR	1,032,800	50.00		TELECOM ITALIA
CYGENT Inc. (development and sale of software)	California (USA)	USD	52,273,000	25.21		TELECOM ITALIA LAB B.V.
DATASIEL – Sistemi e Tecnologie di Informatica S.p.A. (data processing products and services for public administration agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)	Genoa (Italy)	EUR	2,582,500	49.00		FINSIEL
DISCOVERITALIA S.p.A. (communication services)	Novara (Italy)	EUR	5,160,000	25.00		SEAT PAGINE GIALLE
EISYS S.p.A. (information systems)	Rome (Italy)	EUR	619,200	25.00		EIS
ESRI ITALIA S.p.A. (development and distribution of services based on the GIS - "Geographical Information Systems" technology)	Rome (Italy)	EUR	500,000	49.00		SEAT PAGINE GIALLE
ETEC S.A. – Empresa de Telecomunicaciones de Cuba S.A. (telecommunications services)	La Habana (Cuba)	USD	1,441,900,000	29.29		TELECOM ITALIA INTERNATIONAL
EURODIRECTORY S.A. (holding company of the publishers of the Kompass directories)	Luxembourg	EUR	1,625,320	50.00		SEAT PAGINE GIALLE
GARAGE S.r.l. (multimedia and cinema broadcasting)	Milan (Italy)	EUR	49,400	35.00		WEBEGG
GLB SERVICOS INTERATIVOS S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	182,732,615	28.57		TELECOM ITALIA FINANCE
GO TO WEB S.p.A. (web-based software solutions)	Ivrea (Turin, Italy)	EUR	3,719,764	20.00		WEBEGG
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd (long distance telephony services)	Ramat Gan (Israel)	ILS	3,000,000	26.40		TELECOM ITALIA INTERNATIONAL
ICOM Inc. (development of data bank and Internet market place)	Toronto (Canada)	CAD	203.09	40.00		NETCREATIONS

000260

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
IM.SER S.p.A. (real estate management)	Rome (Italy)	EUR	1,315,800	40.00		TELECOM ITALIA
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S. (mobile telephony operator)	Istanbul (Turkey)	TRL	545,000,000,000,000	49.00		TIM INTERNATIONAL
ISCE Investor in Sapient & Cuneo Europe S.A. (consulting)	Luxembourg	EUR	4,334,400	25.00		SEAT PAGINE GIALLE
ITALCOM S.p.A. (multimedia systems and devices)	Milan (Italy)	EUR	103,200	100.00		ITALTEL S.p.A.
ITALDATA S.p.A. (solutions and services for the web economy)	Avellino (Italy)	EUR	3,096,000	100.00		SIEMENS INFORMATICA
ITALTEL A.O. (telecommunications systems)	Saint Petersburg (Russia)	RUB	20,000	100.00		ITALTEL B.V.
ITALTEL ARGENTINA S.A. (telecommunications systems)	Buenos Aires (Argentina)	ARS	600,000	96.00 4.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL B.V. (trading and financial company)	Amsterdam (Holland)	EUR	6,000,000	100.00		ITALTEL S.p.A.
ITALTEL BRASIL Ltda (trading company)	São Paulo (Brazil)	BRL	2,018,302	51.44 48.56		ITALTEL S.p.A. ITALTEL B.V.
ITALTEL CERM PALERMO S.c.p.a. (research)	Palermo (Italy)	EUR	2,125,000	90.00 10.00		ITALTEL S.p.A. TELECOM ITALIA LAB S.p.A.
ITALTEL DE CHILE S.A. (telecommunications systems)	Santiago (Chile)	CLP	50,119,607	90.00 10.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL DEUTSCHLAND GmbH (trading company)	Dusseldorf (Germany)	EUR	40,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL FRANCE S.a.s. (trading company)	Issy (France)	EUR	40,000	100.00		ITALTEL HOLDING
ITALTEL HOLDING S.p.A. (holding company)	Milan (Italy)	EUR	115,459,344	19.37		TELECOM ITALIA FINANCE
ITALTEL Inc. (trading company)	Delaware (USA)	USD	100	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL KENYA Ltd (telecommunications systems)	Nairobi (Kenya)	KES	500,000	99.98 0.02		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL NIGERIA Ltd (telecommunications systems)	Lagos (Nigeria)	NGN	2,000,000	99.99 0.01		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL S.A. (telecommunications systems)	Madrid (Spain)	EUR	6,460,750	100.00		ITALTEL B.V.
ITALTEL S.p.A. (telecommunications systems)	Milan (Italy)	EUR	196,830,400	100.00		ITALTEL HOLDING
ITALTEL UK Ltd (trading company)	Staines (UK)	GBP	26,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
L'UFFICIO MODERNO S.r.l. (sale of books and office supplies)	Florence (Italy)	EUR	10,400	15.00 15.00		GRUPPO BUFFETTI IL CENTRO CONTABILE
MARCAM ITALY S.r.l. (services for automatic data management)	Milan (Italy)	EUR	92,962	99.00		PRAXIS CALCOLO
MESNIL HOLDING S.A. (holding company)	Luxembourg	EUR	78,000	99.99		ISCE
MIA ECONOMIA.com S.r.l. (publishing in the field of personal finance)	Milan (Italy)	EUR	1,500,000	30.00		MATRIX
MICRO SISTEMAS S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	210,000	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM PUBLICOM
MIRROR INTERNATIONAL HOLDING S.a.r.l. (holding company)	Luxembourg	EUR	250,000	30.00		TELECOM ITALIA
MIRROR INTERNATIONAL GmbH (holding company)	Frankfurt (Germany)	EUR	25,000	100.00		MIRROR INTERN. HOLDING
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	Rome (Italy)	EUR	133,333	25.00		TELECOM ITALIA LAB B.V.
NETCO REDES S.A. (provider of telecommunications infrastructures)	Madrid (Spain)	EUR	6,038,248	30.00		TELECOM ITALIA INTERNATIONAL
NORDCOM S.p.A. (application service provider)	Milan (Italy)	EUR	5,000,000	42.00		TELECOM ITALIA
NORTEL INVERSORA S.A. (holding company)	Buenos Aires (Argentina)	ARS	78,633,050	22.03 11.86	32.50 17.50	TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
NUCLEO S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	175,200,000,000	67.50		TELECOM PERSONAL
PRAXIS CALCOLO S.p.A. (technical and organizational services for automatic data management)	Milan (Italy)	EUR	1,056,000	22.50		FINSIEL
PUBLICOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	16,000,000	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM NORTEL INVERSORA
SIEMENS INFORMATICA S.p.A.	Milan	EUR	6,192,000	49.00		TELECOM ITALIA

000261

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
(sale of innovating solutions in the field of electronic and mobile business)	(Italy)					
SIOSISTEMI S.p.A. (systems networking with special emphasis on the design of LAN and WAN systems and related hardware support systems)	Brescia (Italy)	EUR	260,000	40.00		TELECOM ITALIA LAB S.p.A.
SISPI S.p.A. (information systems for the municipality of Palermo and other private and public entities)	Palermo (Italy)	EUR	2,066,000	49.00		FINSIEL
SITEBA SISTEMI TELEMATICI BANCARI S.p.A. (support services for payments systems)	Milan (Italy)	EUR	2,600,000	30.00		TELECOM ITALIA
SITECNIKA S.p.A. (IT multivendor services)	Milan (Italy)	EUR	143,000	100.00		SIEMENS INFORMATICA
SITEKNE S.p.A. (furnishing of resources in the field of ITC-Information Technology Communication solutions)	Rome (Italy)	EUR	103,200	100.00		SIEMENS INFORMATICA
SOGEI SERVIZI INNOVATIVI E TECNOLOGICI S.p.A. (development of business enterprises in the field of ITC and technological information)	Rome (Italy)	EUR	5,200,000	49.00		FINSIEL
STREAM S.p.A. (multimedia services)	Rome (Italy)	EUR	302,399,080	50.00		TELECOM ITALIA
TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	984,380,978	54.74		NORTEL INVERSORA
TELECOM ARGENTINA USA Inc. (telecommunications services)	Delaware (USA)	USD	249,873	100.00		TELECOM ARGENTINA STET-FRANCE TELECOM
TELECOM PERSONAL S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	310,514,481	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM PUBLICOM
TELEGONO S.r.l. (real estate management)	Rome (Italy)	EUR	1,000,000	40.00		TELECOM ITALIA
TELEKOM AUSTRIA A.G. (wireline telephony)	Vienna (Austria)	EUR	1,090,500,000	14.78		TELECOM ITALIA INTERNATIONAL
TELEKOM SRBIJA a.d. (telecommunications services)	Belgrade (Serbia)	YUM	10,800,000,000	29.00		TELECOM ITALIA INTERNATIONAL
TELELEASING - Leasing di Telecomunicazioni e Generale S.p.A. (financial leasing of real estate and other assets)	Milan (Italy)	EUR	9,500,000	20.00		SAIAT
TIGLIO I S.r.l. (real estate management)	Milan (Italy)	EUR	5,255,704	36.85 2.10		TELECOM ITALIA SEAT PAGINE GIALLE
TIGLIO II S.r.l. (real estate management)	Milan (Italy)	EUR	14,185,288	49.47		TELECOM ITALIA
USABLENET Inc. (development of software for the analysis of web site usability)	Delaware (USA)	USD	1	20.00		TELECOM ITALIA LAB B.V.
VIRTUALSELF Ltd. (development and sale of internet services based on a technology for the linguistic analysis for the research of contents)	Ramat Gan (Israel)	ILS	4,749	38.70		TELECOM ITALIA LAB B.V.

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director /Manager, or held by Fiduciaries.

000262

LIST OF OTHER SUBSIDIARIES AND AFFILIATED COMPANIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
ARTES S.r.l. (in liquidation) (telecommunications services)	Rome (Italy)	EUR	10,000	100.00		HOLDING MEDIA E COMUNICAZIONE HMC
BUFFETTI S.r.l. (in liquidation) (sale of books and office supplies)	Rome (Italy)	EUR	10,000	100.00		GRUPPO BUFFETTI
CABESTAN S.A. (in liquidation) (software design)	Suresnes (France)	FRF	250,000	100.00		CONSODATA S.A.
CONSODATA INTERACTIVE S.A. (in liquidation) (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
CONSODATA ITALIA S.r.l. (in liquidation) (business information)	Milan (Italy)	EUR	10,200	100.00		CONSODATA S.A.
CONSODATA SYSTEME S.A. (in liquidation) (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
DATABANK WETTBEWERBS - MARKT- UND FINANZANALYSE GmbH (in liquidation) (marketing)	Darmstadt (Germany)	EUR	153,387.56	60.00		DATABANK S.p.A.
EMAX-TRADE S.r.l. (in liquidation) (management of Internet sites)	Milan (Italy)	EUR	100,000	100.00		MATRIX
GIALLO MARKET S.r.l. (in liquidation) (owner of Virgilio.it)	Milan (Italy)	EUR	10,000	90.00 10.00		MATRIX SEAT PAGINE GIALLE
GIALLO VIAGGI.it S.p.A. (in liquidation) (research, development, production of information and telematic products for tourism)	Milan (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
EVEREST S.r.l. (telematic services)	Trieste (Italy)	EUR	10,400	100.00		WAVENET
FINSIEL HELLAS S.A. (in liquidation) (computer products for public and private customers)	Koropi (Greece)	GRD	230,000,000	91.00		FINSIEL
IL CENTRO CONTABILE S.p.A. (in liquidation) (sale of books and office ware)	Rome (Italy)	EUR	2,233,507.26	89.70		GRUPPO BUFFETTI
INCAS FRANCE S.A. (in liquidation) (sale of products for office automation)	Asnieres (France)	FRF	19,168,900	100.00		IS PRODUCTS
IREOS S.p.A. (in liquidation) (promotion and management of remote at-home assistance)	Rome (Italy)	EUR	100,000	100.00		TELECOM ITALIA
IRIDIUM ITALIA S.p.A. (in liquidation) (satellite telecommunications services)	Rome (Italy)	EUR	2,575,000	30.00 35.00		TELECOM ITALIA TELECOM ITALIA MOBILE
KMATRIX S.r.l. (creation and management of an Internet site)	Milan (Italy)	EUR	100,000	100.00		MATRIX
LINK S.r.l. (in liquidation) (supply of computer services)	Milan (Italy)	EUR	10,400	100.00		MATRIX
LOQUENDO Inc. (in liquidation) (development of software for web voice interaction)	California (USA)	USD	14,021,000	100.00		LOQUENDO S.p.A.
NETESI S.A.S. (in liquidation) (telecommunication services)	Paris (France)	EUR	40,000	100.00 (*)		NETESI
NEW WORLD TELECOM S.A. (telecommunication services)	Santiago (Chile)	CLP	14,000,000	100.00 (*)		LATIN AMERICAN NAUTILUS CHILE
OR.MA INFORMATICA S.r. (wholesale of computer products)	Rome (Italy)	EUR	10,200	100.00		GRUPPO BUFFETTI
RFM DATA Ltd (in liquidation) (list brokering)	Kingston (UK)	GBP	2	100.00		CAL - CONSUMER ACCESS
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	600,000	100.00		SEAT PAGINE GIALLE
SERVICE IN S.r.l. (in liquidation) (furnishing of services)	Milan (Italy)	EUR	10,691	95.00		CIPI
TELECOM ITALIA GmbH (in liquidation) (holding company)	Vienna (Austria)	EUR	36,336.42	100.00		TELECOM ITALIA
TELECOM ITALIA IRELAND Ltd (telecommunications services)	Dublin (Ireland)	EUR	2	100.00		TELECOM ITALIA
TELECOMMUNICATIONS ADVISER LLC (management of Saturn Venture Partners fund)	Delaware (USA)	USD	560,280	100.00		TELECOM ITALIA LAB G.P.
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	Rome (Italy)	EUR	50,000	80.00 20.00		TELECOM ITALIA TELECOM ITALIA MOBILE

000263

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TIM.COM Holding B.V. (holding company)	Amsterdam (Holland)	EUR	18,000	100.00		TIM INTERNATIONAL
TIMNET.COM PERU' S.A.C. (services for mobile networks)	Lima (Perù)	PEN	1,000	100.00		TIM PERU'
TIN WEB S.p.A. (in liquidation) (consulting for the creation of Internet sites)	Milan (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
TMI HUNGARY TRADING AND SERVICES Ltd (in liquidation) (telecommunications services)	Budapest (Hungary)	HUF	3,000,000	100.00		TMI TELEMEDIA INTERN. Ltc
TRAINET S.p.A. (in liquidation) (development, operation and sales of lines teaching systems)	Rome (Italy)	EUR	674,445.70	100.00		TELECOM ITALIA
WAVENET S.r.l. (telematic services)	Monfalcone (Gorizia, Italy)	EUR	51,600	84.37		NETESI
AFFILIATED COMPANIES						
CITEL - Corporacion Interamericana de Telecomunicaciones S.A. (holding company)	Monterrey (Mexico)	MXN	2,073,729,933	25.00		TELECOM ITALIA INTERNATIONAL
CLIPPER S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	100,000	50.00		SCS COMUNICAZIONE INTEGR. (in liq.)
CROMA S.r.l. (in liquidation) (hardware maintenance)	P. San Giovanni (Perugia, Italy)	EUR	41,317	50.00		WEBRED
DATATRADER S.A. (in liquidation) (creation and sale of data base)	Rueil Malmaison (France)	EUR	266,980	50.00		CONSODATA S.A.
E-UTILE S.p.A. (ICT solutions and services for companies in the field of public utilities)	Milan (Italy)	EUR	482,000	51.00		SIEMENS INFORMATICA
INDIRECT S.P.R.L. (in liquidation) (sale of services)	Brussels (Belgium)	BEF	6,000,000	19.17 7.83		TDL INVESTMENTS TDL INFOMEDIA Ltd
MEDITERRANEAN BROAD BAND ACCESS S.A. (telecommunications services)	Heraklion Crete (Greece)	EUR	17,580,000	40.00		TELECOM ITALIA INTERNATIONAL
NETEX S.r.l. (in liquidation) (activities relating to the contract regarding the license of the software of Netex Ltd)	Milan (Italy)	EUR	10,000	50.00		MATRIX
TDL BELGIUM S.A. (publishing and sale of directories)	Brussels (Belgium)	FB	750,087,200	49.60		TDL INVESTMENTS
UBA – NET S.A. (teledidactic services)	Buenos Aires (Argentina)	ARS	12,000	50.00		TRAINET (in liquidation)
VOICEMAIL INTERNATIONAL Inc. (in liquidation) (voice message services)	California (USA)	USD	48,580	37.07		TELECOM ITALIA
CONSORTIUM SUBSIDIARIES						
CONSORZIO ABECA (in liquidation) (information systems for the Ministry of Cultural Works and the Environment)	Rome (Italy)	EUR	103,291.38	33.33 33.33		FINSIEL INTERSIEL
CONSORZIO CONNET FORMAZIONE (professional training for the Ministry of Labor and Social Security)	Bari (Italy)	EUR	51,645.69	60.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO ENERGIA GRUPPO TELECOM ITALIA (cooordination of power for fixed and mobile network of the associated companies)	Rome (Italy)	EUR	10,000	50.00 50.00		TELECOM ITALIA TELECOM ITALIA MOBILE
CONSORZIO GEODOC (in liquidation) (realization of an information system for the geological documentation of the national territory)	Rome (Italy)	EUR	103,291.38	90.00		FINSIEL
CONSORZIO IRIS BENI CULTURALI (filing and recovery of documents and system assistance for the Ministry of Cultural Works and the Environment)	Rome (Italy)	EUR	171,600	90.91 9.09		FINSIEL IT TELECOM
CONSORZIO ISIB (in liquidation) (harmonization of the infrastructure system of the Central Institute which manages the unique catalogue of the Italian libraries)	Rome (Italy)	EUR	51,645.69	70.00 30.00		FINSIEL INTERSIEL
CONSORZIO NAUTILUS (professional training)	Rome (Italy)	EUR	30,000	31.00 20.00		TELECOM ITALIA LEARNING SERVICES MEDITERRANEAN NAUTILUS Ltd
CONSORZIO SEGISIEL in liquidation) (realization of operating systems in the field of justice for the Telcal consortium)	Rende (Cosenza, Italy)	EUR	103,291.38	85.00 15.00		INTERSIEL FINSIEL
CONSORZIO SER (in liquidation) (realization of the information plan Calabria for the Telcal consortium)	Catanzaro (Italy)	EUR	103,291.38	46.00 5.00		INTERSIEL INSIEL
CONSORZIO SESIT (realization of the integrated information system for the Ministry of Transport and Navigation)	Rome (Italy)	EUR	51,645.69	70.00		FINSIEL
CONSORZIO SOFTIN (in liquidation)	Naples	EUR	877,976.73	100.00		FINSIEL

000264

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
(research and development in the field of industrial software and consulting)	(Italy)					
CONSORZIO TURISTEL (information systems for tourism)	Rome (Italy)	EUR	77,460	33.33 33.33		IT TELECOM FINSIEL

CONSORTIUM AFFILIATES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CONSORZIO ACCAM (automation of the communication centers of the agencies and operating units of the Air Force)	Rome (Italy)	EUR	6,120	33.33		EIS
CONSORZIO C.O.M.P.A. (in liquidation) (study and monitoring of the problems of the Padano-Adriatico basin and professional training)	Bologna (Italy)	EUR	180,759.91	20.00		FINSIEL
CONSORZIO CEW (electronic publishing)	Perugia (Italy)	EUR	15,400	40.00		WEBRED
CONSORZIO CSIA (information systems for the State agency for the agricultural market)	Rome (Italy)	EUR	206,582.76	44.00		FINSIEL
CONSORZIO DREAM FACTORY (promotion and development of new economy in the weak areas of the Nation)	Rome (Italy)	EUR	20,000	20.00		TELECOM ITALIA LAB S.p.A.
CONSORZIO ITALTEL TELESIS (in liquidation) (integrated telematic systems)	Milan (Italy)	EUR	516,456	100.00		ITALTEL S.p.A.
CONSORZIO LABORATORIO DELLA CONOSCENZA (realization of a research project for innovative remote professional training and platforms in Naples)	Naples (Italy)	EUR	51,646	25.00 25.00		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA LEARNING SERVICES
CONSORZIO LA CARTA DI VENEZIA (in liquidation) (integrated services for the metropolitan area of Venice)	Venice (Italy)	EUR	10,500	50.00		VENIS
CONSORZIO OMNIA (in liquidation) (hardware maintenance)	Perugia (Italy)	EUR	2,582.28	50.00		WEBRED
CONSORZIO PAOLA (in liquidation) (applied research for the development of information systems for clinics and medical structures)	Udine (Italy)	EUR	8,143.88	50.00		INSIEL
CONSORZIO REISSFORM (services and consulting regarding professional training and management)	Rome (Italy)	EUR	51,000	50.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITA' FEDERICO II (professional training)	Naples (Italy)	EUR	127,500	20.00		TELECOM ITALIA MOBILE
CONSORZIO SIMT (information systems for the General Management of the civil traffic and transport control authority)	Rome (Italy)	EUR	51,645.69	45.00		FINSIEL
CONSORZIO STOAMED (projects and management of technologically advanced services regarding professional training)	Ercolano (Naples, Italy)	EUR	10,000	30.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO TELCAL (planning and development of the organic project "Piano Telematico Calabria")	Catanzaro (Italy)	EUR	877,975	24.00 24.00		TELECOM ITALIA INTERSIEL
CONSORZIO TELEMED (in liquidation) (telematic activities for social and sanitary assistance)	Rome (Italy)	EUR	103,291	33.33		TELECOM ITALIA

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to take the post of Director/Manager, or held by Fiduciaries.

000265

OTHER MAJOR EQUITY HOLDINGS AS PER CONSOB RESOLUTION N. 11971 OF MAY 14, 1999

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
ANCITEL S.p.A. (telecommunications services)	Rome (Italy)	EUR	1,087,232	8.55 7.13		TELECOM ITALIA INSIEL
CIFRA S.c.a.r.l. (information technology activities)	Cagliari (Italy)	EUR	61,976	16.67		KRENESIEL
COMUNICARE VIA SATELLITE S.r.l. (in liquidation) (sale of services relating to TV business)	Republic of San Marino	EUR	72,000	15.00		INTELCOM S.MARINO
ELETTROCLICK S.p.A. (in liquidation) (software production)	Milan (Italy)	EUR	127,420	14.70		SEAT PAGINE GIALLE
EUSKALTEL S.A. (telecommunications services)	Zamudio Bizkaia (Spain)	EUR	295,000,000	15.26		TELECOM ITALIA INTERNATIONAL
HOLDING BANCA DELLA RETE S.p.A. (financing)	Milan (Italy)	EUR	25,040,000	15.00		EDOTEL
IFM INFOMASTER S.p.A. (planning and realization of call center solutions)	Genoa (Italy)	EUR	161,765	12.00		TELECOM ITALIA LAB B.V.
INSULA S.p.A. (telecommunications services)	Mestre (Venice, Italy)	EUR	2,064,000	12.00		TELECOM ITALIA
ITALBIZ.COM Inc. (management of an Internet site)	California (USA)	USD	4,720	19.50		SEAT PAGINE GIALLE
LOCALPORT S.p.A. (study, research, development and sale of information systems)	Ivrea (Turin, Italy)	EUR	922,365	12.14		TELECOM ITALIA LAB S.p.A.
PAS GROUP - Professional Application Software S.r.l. (software production)	Milan (Italy)	EUR	91,800	16.67		EUSTEMA
POLCESCA S.r.l. (in liquidation) (managenent of information services)	Bologna (Italy)	EUR	89,000	16.67		EIS
SOLPART PARTICIPAÇOES S.A. (holding company for investment in Brasil Telecom Participaçoes S.A.)	Rio de Janeiro (Brazil)	BRL	2,023,103,679	19.00		TELECOM ITALIA INTERNATIONAL
TELEPORTO ADRIATICO S.r.l. (telecommunications services)	Venice (Italy)	EUR	1,650,000	7.50 4.69		TELECOM ITALIA INSIEL
TRADIZIONI ITALIANE S.p.A. (agro-food company)	Cirò (Crotone, Italy)	EUR	8,263,111	11.38		INTERSIEL
TWICE SIM S.p.A. (investment services)	Milan (Italy)	EUR	12,925,000	18.64		SEAT PAGINE GIALLE
VIRTUALAND PARK S.p.A. (in liquidation) (information services)	Castiglione del Lago (Perugia, Italy)	EUR	103,280	12.50		WEBRED

000266

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Corso Vittorio Emanuele II, 83
10128 Torino

Tel. (+39) 011 5161611
Fax (+39) 011 5612554
www.ey.com

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Telecom Italia S.p.A.